As filed with the Securities and Exchange Commission on August 18, 2008
Registration No. 333-150327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FMG ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	6770	75-3241964
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gordon G. Pratt
Chairman, President and
Chief Executive Officer
Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:
Douglas S. Ellenoff, Esq. Adam S. Mimeles, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, New York 10017 (212) 370-1300 (212) 370-7889—Fax	Carolyn T. Long, Esq. Steven W. Vazquez, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300 (813) 221-4210—Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger contemplated by the merger agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐              :

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐            .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to Be Registered	Amount Being Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock (2)	8,750,000	$8.00	$70,000,000	$2,751
Warrants (3)	1,093,750	(4)	(4)	(4)
Common Stock underlying the Warrants	1,093,750	$6.00	$6,562,500	$258
Warrants (5)	212,877	(4)	(4)	(4)
Common Stock underlying the Warrants	212,877	$6.00	$1,277,262	$50
Common Stock (6)	212,877	$8.00	$1,703,016	$67
Total Fee				$3,126 (7)

(1)	Based on the market price of the common stock for the purpose of calculating the registration fee pursuant to Rule 457(f)(1).

(2)	Represents 8,750,000 shares of common stock to be issued to members of United Insurance Holdings, L.C. in exchange for their membership units.

(3)	Represents 1,093,750 warrants to be issued to members of United Insurance Holdings, L.C. in exchange for their membership units.

(4)	No fee pursuant to Rule 457(g).

(5)
Represents up to 212,877 warrants which may be issued to members of United Insurance Holdings, L.C. as additional consideration in exchange for their membership units, as described more particularly herein.

(6)
Represents up to 212,877 shares of common stock which may be issued to members of United Insurance Holdings, L.C. as additional consideration in exchange for their membership units, as described more particularly herein.

(7)	$2,751 of the filing fee has been previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 18, 2008

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
AND PROSPECTUS FOR UP TO 8,962,877 SHARES OF COMMON STOCK AND UP TO 1,306,627 COMMON STOCK PURCHASE WARRANTS OF
FMG ACQUISITION CORP.

Proxy Statement/Prospectus dated [            ], 2008
and first mailed to stockholders on or about [            ], 2008

We are pleased to announce the boards of directors of FMG Acquisition Corp. (“FMG” or the “Company”), United Insurance Holdings, L.C., (“United”) and United Subsidiary Corp., a newly-incorporated Florida corporation and a wholly-owned subsidiary of FMG (“United Subsidiary”), have agreed to the purchase of all of the membership units of United by FMG, and to effect a merger whereby United Subsidiary will merge with and into United, with United surviving as a wholly-owned subsidiary of FMG. We are sending you this document to ask for your vote for the approval and adoption of this transaction, as well as for the approval and adoption of several related proposals.

On April 2, 2008, the Company entered into an Agreement and Plan of Merger, as amended and restated as of August 15, 2008 (the “Merger Agreement”) pursuant to which United Subsidiary agreed to merge with and into United, and United agreed, subject to receipt of the merger consideration from FMG, to become a wholly-owned subsidiary of FMG (the “Merger”). If the stockholders of the Company approve the transactions contemplated by the Merger Agreement, FMG, through United Subsidiary, which was newly incorporated in order to facilitate the Merger, will merge pursuant to a merger transaction summarized as follows:

•	FMG has formed a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25,000,000 in cash;

•	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s initial public offering;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s initial public offering; and

•	up to an additional 212,877 shares of FMG common stock.

Our units, common stock and warrants are traded on the OTC Bulletin Board under the symbols FMGQU, FMGQ and FMGQW, respectively. On August 13, 2008, our units, common stock and warrants had a closing price of $7.61, $7.35 and $0.26, respectively.   The registration statement of which this proxy statement/prospectus is a part relates to the offering by FMG of up to 8,962,877 shares of FMG common stock and up to 1,306,627 warrants, each exercisable to purchase one share of FMG common stock.

The Board of Directors of the Company has fixed the close of business on                        , 2008, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournment thereof.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU DESIRE TO VOTE, YOU WILL NOT BE ELIGIBLE TO HAVE YOUR STOCK CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF OUR IPO NET PROCEEDS ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL AND DEMAND WE CONVERT YOUR STOCK INTO CASH NO LATER THAN THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES OF COMMON STOCK, YOU MUST ALSO PRESENT OUR STOCK TRANSFER AGENT WITH YOUR PHYSICAL STOCK CERTIFICATE AT OR PRIOR TO THE SPECIAL MEETING. SEE “SPECIAL MEETING OF STOCKHOLDERS—CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

THE TENDER OFFER DESCRIBED IN THIS PROXY STATEMENT WILL COMMENCE AS OF THE DAY THIS PROXY STATEMENT IS MAILED TO OUR STOCKHOLDERS. THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FMG COMMON STOCK. THE SOLICITATION AND THE OFFER TO BUY SHARES OF FMG COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT FMG INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). ONCE FILED, FMG STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, FMG STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

 SEE THE “RISK FACTORS” BEGINNING ON PAGE 24 FOR A DISCUSSION OF VARIOUS FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE MERGER.

Enclosed is our Notice of Special Meeting and proxy statement and proxy card. Your vote is very important. Whether or not you plan to attend the Special Meeting, please take the time to vote by marking your vote on your proxy card, signing and dating the proxy card, and returning it to us in the enclosed envelope. The Special Meeting will be held at 10:00 am on             at            . The Company’s Board of Directors unanimously recommends Company stockholders vote FOR approval and adoption of the Merger Agreement, as well as all other proposals contained herein.

Very truly yours,

Gordon G. Pratt Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the attached proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNTIL                        , 2008, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

FMG ACQUISITION CORP.
Four Forest Park
Farmington, Connecticut 06032

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                        , 2008

TO THE STOCKHOLDERS OF FMG ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (“Special Meeting”) of FMG Acquisition Corp., a Delaware corporation (“FMG” or the “Company”), relating to the proposed acquisition of all of the issued and outstanding membership units of United Insurance Holdings, L.C., will be held at 10:00 a.m. Eastern Time, on __________, 2008, at the offices of __________.

At the Special Meeting, you will be asked to consider and vote upon the following:

•
The Merger Proposal—the proposed acquisition of all of the issued membership units of United Insurance Holdings, L.C., a Florida limited liability company, pursuant to the Agreement and Plan of Merger, dated as of April 2, 2008, as amended and restated on August 15, 2008, by and among the Company, United and United Subsidiary, and the transactions contemplated thereby (“Proposal 1” or the “Merger Proposal”);

•
The First Amendment Proposal—the amendment to the Company’s amended and restated certificate of incorporation (the “First Certificate of Incorporation Amendment”), to remove certain provisions containing procedural and approval requirements applicable to the Company prior to the consummation of the business combination that will no longer be operative following consummation of the Merger (“Proposal 2” or the “First Amendment Proposal”);

•
The Second Amendment Proposal—the amendment to the Company's amended and restated certificate of incorporation (the “Second Certificate of Incorporation Amendment”), to increase the amount of authorized shares of common stock from 20,000,000 to 50,000,000 (“Proposal 3” or the “Second Amendment Proposal”);

•
The Third Amendment Proposal—the amendment to the Company’s amended and restated certificate of incorporation (the “Third Certificate of Incorporation Amendment”), to change the name of the Company to United Insurance Holdings Corp. (“Proposal 4” or the “Third Amendment Proposal”);

•
The Director Proposal—to elect three (3) directors to the Company’s Board of Directors nominated by United pursuant to the Merger Agreement to hold office until their successors are elected and qualified (“Proposal 5” or the “Director Proposal”);

•
The Adjournment Proposal—to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Special Meeting, the Company would not have been authorized to consummate the Merger (“Proposal 6” or the “Adjournment Proposal”); and

•	such other business as may properly come before the meeting or any adjournment or postponement thereof.

These proposals are described in the attached proxy statement/prospectus which the Company urges you to read in its entirety before voting. The Board of Directors of the Company has fixed the close of business on                        , 2008, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournment thereof.

As described more fully in the attached proxy statement/prospectus, FMG has entered into (1) a private placement with various accredited investors for the purchase of its 11% promissory notes (the “Notes”) and (2) an exchange offer made available to certain institutional holders of FMG common stock wherein such holders will be permitted to exchange their shares of common stock for the Notes. FMG expects to use the cash proceeds from the private placement (approximately $10,000,000), combined with its cash on hand reserved for stockholders that may exercise their conversion rights (approximately $11,200,000), and if necessary, up to $5,500,000 of cash on hand from United to commence a tender offer for the purchase of up to 3,320,762 shares of its common stock at a price of $8.05 per share. The maximum number of shares FMG may purchase in the tender offer will be reduced by the number of shares for which conversion rights are exercised. The tender offer will begin on                        , 2008 and end 20 business days thereafter. However, if FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if either of the Merger or the private placement do not close, FMG will not close the tender offer. For a description of the tender offer, please see the section entitled “Tender Offer.”

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure your shares are represented at the Special Meeting. If you are a stockholder of record of the Company’s common stock, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

The Board of Directors of FMG Acquisition Corp. unanimously recommends you vote “FOR” Proposal 1, the Merger Proposal;   “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

By Order of the Board of Directors,

Gordon G. Pratt Chairman of the Board, President and Chief Executive Officer , 2008

PURPOSE OF THE SPECIAL MEETING	38
RECORD DATE, WHO IS ENTITLED TO VOTE	39
VOTING YOUR SHARES	39
WHO CAN ANSWER YOUR QUESTIONS ABOUT VOTING YOUR SHARES	39
NO ADDITIONAL MATTERS MAY BE PRESENTED AT THE SPECIAL MEETING	39
REVOKING YOUR PROXY	40
QUORUM; VOTE REQUIRED	40
ABSTENTIONS AND BROKER NON-VOTES	40
CONVERSION RIGHTS	41
APPRAISAL OR DISSENTERS RIGHTS	42
SOLICITATION COSTS	42
STOCK OWNERSHIP	42
PROPOSAL 1—THE MERGER PROPOSAL	45
GENERAL DESCRIPTION OF THE MERGER	45
BACKGROUND OF THE MERGER	47
INTERESTS OF UNITED DIRECTORS AND OFFICERS IN THE MERGER	56
INTERESTS OF FMG DIRECTORS AND OFFICERS IN THE MERGER	56
THE COMPANY’S REASONS FOR THE MERGER AND RECOMMENDATION OF THE COMPANY’ S BOARD	56
UNITED'S REASONS FOR THE MERGER WITH THE COMPANY	58
FAIRNESS OPINION OF PIPER JAFFRAY & CO.	58
THE MERGER AGREEMENT	64
TAX CONSIDERATIONS	69
OTHER MATTERS	71
SATISFACTION OF THE 80% REQUIREMENT	71
REGULATORY MATTERS	71
CONSEQUENCES IF MERGER PROPOSAL IS NOT APPROVED	71
REQUIRED VOTE	72
ABSTENTIONS AND BROKER NON-VOTES	72
DISSENTERS’ RIGHTS	72
ACCOUNTING TREATMENT	72
RECOMMENDATION	73
THE PRIVATE PLACEMENT	74
THE EXCHANGE OFFER	78
THE TENDER OFFER	79
PROPOSAL 2 - THE FIRST AMENDMENT PROPOSAL
RECOMMENDATION	82
PROPOSAL 3 - THE SECOND AMENDMENT PROPOSAL
RECOMMENDATION	86
PROPOSAL 4 - THE THIRD AMENDMENT PROPOSAL
RECOMMENDATION	88
PROPOSAL 5 - DIRECTOR PROPOSAL	89
INFORMATION ABOUT THE NOMINEES	89
COMPLIANCE WITH SECTION 16(a)	91
BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD	92
CODE OF CONDUCT AND ETHICS	92
COMPENSATION ARRANGEMENTS FOR DIRECTORS	92
EXECUTIVE COMPENSATION	92
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END	93
DIRECTOR COMPENSATION	93
BENCHMARKS OF CASH AND EQUITY COMPENSATION	94
COMPENSATION COMPONENTS	94

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF FMG	95
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF UNITED	96
RECOMMENDATION	97
PROPOSAL 6 - THE ADJOURNMENT PROPOSAL	98
RECOMMENDATION	98
UNITED MEMBER APPROVAL	99
INFORMATION ABOUT THE INSURANCE INDUSTRY	100
INFORMATION ABOUT FMG ACQUISITION CORP.	103
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FMG ACQUISITION CORP.	105
INFORMATION ABOUT UNITED INSURANCE HOLDINGS, L.C.	110
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UNITED INSURANCE HOLDINGS, L.C.	118
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION AS OF JUNE 30, 2008 AND DECEMBER 31, 2007	149
DIRECTORS AND MANAGEMENT OF FMG ACQUISITION CORP. FOLLOWING THE MERGER	158
CURRENT DIRECTORS AND MANAGEMENT OF UNITED SUBSIDIARY CORP.	159
BENEFICIAL OWNERSHIP OF SECURITIES	160
PRICE RANGE OF SECURITIES AND DIVIDENDS	165
DESCRIPTION OF FMG ACQUISTION CORP. SECURITIES	166
COMPARISON OF RIGHTS OF FMG STOCKHOLDERS AND UNITED MEMBERS	170
SHARES ELIGIBLE FOR FUTURE SALE	173
EXPERTS	174
LEGAL MATTERS	174
STOCKHOLDER PROPOSALS AND OTHER MATTERS	174
WHERE YOU CAN FIND ADDITIONAL INFORMATION	174
INDEX TO FINANCIAL STATEMENTS	176
ANNEXES
Annex A—Amended and Restated Agreement and Plan of Merger
Annex B—Second Amended and Restated Certificate of Incorporation
Annex C—Opinion of Piper Jaffray & Co.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Unless the context requires otherwise, the terms “FMG,” “we,” “us,” “our” and “the Company” refer to FMG Acquisition Corp.

Why am I receiving this proxy statement?

You are receiving this proxy statement because you are a stockholder of FMG. FMG, United and United Subsidiary have agreed to a business transaction under the terms of an Agreement and Plan of Merger dated April 2, 2008, as amended and restated on August 15, 2008 (the “Merger Agreement”), pursuant to which FMG will purchase all of the membership units of United. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to review in its entirety. The Merger is structured such that United will become wholly-owned by FMG in a series of steps as outlined below. FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25,000,000 in cash;

•	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and

•	up to an additional 212,877 shares of FMG common stock.

In order to consummate the Merger, a majority of the shares issued in the IPO voting at the meeting (whether in person or by proxy) must vote to approve and adopt the Merger Agreement and the transactions contemplated thereby. Further, the Merger may not be consummated if more than 29.99% of such shares vote against the Merger and elect to convert their shares to cash from the trust account established with the proceeds of our IPO.

The Company will hold a Special Meeting of its stockholders to obtain these approvals. In connection with the Merger, this proxy statement/prospectus contains important information about the proposed Merger, the proposed First Certificate of Incorporation Amendment, the proposed Second Certificate of Incorporation Amendment, the proposed Third Certificate of Incorporation Amendment and the Director Proposal.

This proxy statement/prospectus also contains important information about the proposed Director election and proposed Adjournment. You should read it carefully; in particular the section entitled “Risk Factors.”

Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this proxy statement.

What is being voted on?

There are six proposals on which you are being asked to vote. The first proposal is to approve the Merger among FMG, United and United Subsidiary and the transactions contemplated thereby.

The second proposal is to approve the First Amendment to our Certificate of Incorporation to remove certain provisions that are specific to blank check companies. This proposal is conditioned upon approval of the Merger Proposal.

The third proposal is to approve the Second Amendment to our Certificate of Incorporation to increase the amount of authorized shares of common stock from 20,000,000 to 50,000,000. This proposal is conditioned upon approval of the Merger Proposal.

The fourth proposal is to approve the Third Amendment to our Certificate of Incorporation to change the name of the Company to United Insurance Holdings Corp. This proposal is conditioned upon approval of the Merger Proposal.

The fifth proposal is to elect additional members to the Company’s Board of Directors nominated by United. We have nominated the Class B directors (consisting of Messrs. Gregory C. Branch, Alec L. Poitevint, II and Kent G. Whittemore) for election. Under the Merger Agreement, United has the right to nominate, and the Company has agreed to cause the appointment and election of, the foregoing three additional members to the Board of Directors of FMG. If the Merger is approved, then the directors of FMG will be Gregory C. Branch, Alec L. Poitevint, II, Gordon G. Pratt, Larry G. Swets, Jr., Kent G. Whittemore and James R. Zuhlke. In the event the fifth proposal is approved by the stockholders, two of the Company’s current directors, Thomas D. Sargent and David E. Sturgess, will immediately resign from the Board of Directors upon consummation of the Merger. This proposal is conditioned upon approval of the Merger Proposal.

The sixth proposal is to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Special Meeting, the Company would not have been authorized to consummate the Merger.

It is important for you to note that in the event the Merger Proposal does not receive the necessary vote to approve such proposal, then the Company will not consummate the Merger or be permitted to implement the First, Second or Third Amendment or director proposals.

Are the proposals conditioned on one another?

Yes. Proposals 2, 3 and 5 are all conditioned upon approval of Proposal 1, The Merger Proposal, and consummation of the Merger is conditioned on Proposals 1, 2, 3 and 5 being approved in accordance herewith.

What happens if I vote against the Merger?

Each Company stockholder as of the Record Date has the right to vote against the Merger Proposal and, at the same time, demand the Company convert such stockholder’s shares into cash equal to a pro rata portion of the trust account. These shares will be converted into cash only if a stockholder votes against the Merger Proposal, affirmatively elects to have its shares of common stock converted and such Merger is consummated. Based upon the amount of cash held in the trust account as of June 30, 2008, without taking into account any interest or income taxes accrued after such date, stockholders who vote against the Merger Proposal and elect to convert such stockholder’s shares as described above will be entitled to convert each share of common stock it holds into approximately $7.91 per share (after a provision for payment of working capital costs and taxes). However, if the holders of 1,419,615 or more shares of common stock issued in the Company’s IPO (an amount equal to 29.99% of the total number of shares issued in the IPO) vote against the Merger and demand conversion of their shares into a pro rata portion of the trust account, then the Company will not be able to consummate the Merger and, assuming the Company is not able to consummate another business combination by October 4, 2009, stockholders will only receive cash upon the liquidation of the Company. Furthermore, if more than 29.99% of the total number of shares issued in the IPO vote against the Merger Proposal, the Merger will not occur.

Why is FMG proposing to enter into the private placement?

Pursuant to the terms of a note purchase agreement between FMG and various accredited investors, FMG will issue promissory notes having a face value of $18,279,570 (the “Notes”), as soon as practicable following the Special Meeting (assuming Proposals 1, 2, 3 and 5 are approved). The Company will pay interest on the Notes at 11% per annum and the maturity date of the Notes will be three years from the date of issuance. This transaction is referred to herein as the private placement. FMG intends to use the proceeds from the private placement to commence a tender offer for the purchase of its common stock, which such tender offer will commence on the date of the mailing of this proxy statement to our stockholders and end 20 business days thereafter, at a price of $8.05 per share. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, FMG will not close the private placement and will withdraw the tender offer. For a description of the tender offer, please see the section entitled “Tender Offer.”

When do you expect the private placement to be completed?

It is currently anticipated that the transactions and actions contemplated by the note purchase agreement will be completed as soon as practicable following the Special Meeting.

Why is FMG proposing to enter into the exchange offer?

An exchange offer was made available to certain institutional holders of FMG common stock wherein such holders agreed to exchange their shares of common stock for the Notes. FMG will exchange 869,565 shares of FMG common stock owned by these stockholders (equal to 18.4% of FMG’s common stock issued in the IPO) into Notes having a face value of $7,526,882, as soon as practicable following the Special Meeting (assuming Proposals 1, 2, 3 and 5 are approved). This transaction is referred to herein as the exchange offer. FMG’s management believes that the exchange offer will enhance the likelihood of stockholder approval of Proposals 1, 2, 3 and 5. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or the private placement or the tender offer does not close, the exchange offer will not close.

Who can participate in the exchange offer?

The securities that the Company will issue in the exchange offer will not be registered under the Securities Act. Accordingly, the exchange offer was limited to sophisticated investors defined as “accredited investors” or “qualified institutional buyers” under U.S. securities laws.

When do you expect the exchange offer to be completed?

It is currently anticipated that the transactions and actions contemplated by the exchange offer will be completed as soon as practicable following the Special Meeting.

What effect will the private placement and exchange offer have on the capital structure and control of FMG?

The Notes FMG intends to issue in the private placement and exchange offer will not be convertible into shares of FMG common stock. Accordingly, holders of the Notes will not be permitted to vote on matters brought before FMG stockholders. However, the note purchase agreement will include negative covenants, which will restrict the Company from engaging in certain activities, as more particularly described herein.

What is the tender offer?

On the date of the mailing of this proxy statement to our stockholders, FMG will commence a tender offer to purchase up to 3,320,762 shares of its common stock (reduced by the number of shares for which conversion is elected), representing approximately 70.2% of FMG’s common stock issued in the IPO, at $8.05 per share, payable in cash. The tender offer will offer liquidity to FMG’s stockholders at $8.05 per share, regardless of the then-current market price per share, subject to proration if the tender offer is oversubscribed. Assuming the maximum number of shares are tendered, the aggregate purchase price for the shares of common stock of FMG purchased in the tender offer will be approximately $26,732,134. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if either of the private placement or the Merger does not close, FMG will not consummate the tender offer. For a more detailed discussion of the tender offer, see the section entitled “The Tender Offer.”

What is the source of funds for the tender offer?

FMG expects to use the cash proceeds from the private placement (approximately $10,000,000) combined with its cash on hand reserved for stockholders that may exercise their conversion rights (approximately $11,200,000) and if necessary, up to $5,500,000 of cash on hand from United to commence a tender offer for the purchase of up to 3,320,762 shares of its common stock at a price of $8.05 per share. The maximum number of shares we may purchase in the tender offer shall be reduced by the number of shares for which conversion rights are exercised. The tender offer will begin on the date of the mailing of this proxy statement to our stockholders and end 20 business days thereafter. However, if FMG stockholders does not approve Proposals 1, 2, 3 and 5, or if either of the private placement or the Merger do not close, FMG will not consummate the tender offer.

Why is FMG’s management proposing the tender offer?

FMG’s management is proposing the tender offer to provide a liquidity opportunity for at least part of the FMG shares held by those stockholders who desire liquidity for their shares. FMG’s management believes the tender offer will enhance the likelihood of stockholder approval of Proposals 1, 2, 3 and 5.

Who can participate in the tender offer?

Any stockholder of FMG at the time of the tender offer may participate in the tender offer. However, FMG’s founding stockholders, its officers, directors and its sponsor have agreed not to tender any of their respective shares in the tender offer.

When does FMG expect to commence and close the tender offer?

FMG expects to commence the tender offer on the date of the mailing of this proxy statement to our stockholders and to close the tender offer 20 business days thereafter. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, and if either the private placement or the Merger do not close, FMG will not consummate the tender offer.

What effect will the tender offer have on the capital structure and control of FMG?

Assuming the consummation of the private placement and exchange offer, the tender offer will be for 3,320,762 shares of common stock (reduced by the number of shares for which conversion is elected) or approximately 70.2% of stock issued in the IPO. If the maximum number of shares are tendered, the Company will have 10,476,704 shares outstanding following the tender offer. In such an event, our officers, directors and affiliates will own approximately 11.1% of our common stock (before taking into account any forfeiture for United). These percentages are based on FMG’s outstanding shares as of June 30, 2008 and assumes no exercise of any of our outstanding warrants.

Why is the Company proposing the First Amendment to its Certificate of Incorporation?

Currently, the Company’s certificate of incorporation contains provisions specific to blank check companies. Specifically, the Third, Fifth and Sixth Articles of the Company’s amended and restated certificate of incorporation contain provisions that will not apply to the Company following consummation of the Merger. Article Third limits the powers and privileges conferred upon the Company to dissolving and liquidating in the event a business combination is not consummated prior to October 4, 2009. Article Fifth provides that the Company’s corporate existence will terminate on October 4, 2009 and mandates that an amendment to this Article allowing continued corporate existence be submitted to stockholders along with the Merger Proposal. Article Sixth provides the procedural steps required for the approval of a business combination and the exercise of conversion rights. Assuming the Merger is consummated, the provisions of Articles Third and Sixth will no longer apply to the Company, and the Company will be obligated to amend Article Fifth in order to extend the corporate life of the Company beyond October 4, 2009.

Why is the Company proposing the Second Amendment to its Certificate of Incorporation and are there any other issuances of common stock contemplated by the Company other than in connection with the Merger Proposal?

Currently, the Company is authorized to issue up to 20,000,000 shares of common stock. There are 5,917,031 shares of common stock currently outstanding and 6,883,625 shares of common stock issuable upon the exercise of our outstanding warrants and the underwriters purchase option. In order to have sufficient authorized shares of common stock to cover the common stock issuable pursuant to the Merger Agreement and for general corporate purposes, the Company will need to increase its authorized common stock if the Merger is approved. Other than in connection with the Merger, there are no plans to issue any other shares of common stock or other securities convertible into common stock.

Why is the Company proposing the Third Amendment to its Certificate of Incorporation?

In the judgment of our Board of Directors, the change of our corporate name to United Insurance Holdings Corp. is desirable to maintain the branding of the insurance operations and to reflect our merger with United.

If I am not going to attend the Special Meeting in person, should I return my proxy card instead?

Yes. Whether or not you plan to attend the Special Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the enclosed proxy card in the return envelope provided herewith as soon as possible, so your shares may be represented at the Special Meeting.

What will happen if I abstain from voting or fail to vote at the Special Meeting?

The Company will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote on the Merger will have no effect on the proposal, provided a quorum is present, and will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of the Company’s IPO are held. In order for a stockholder to convert his or her shares, he or she must cast a vote against the Merger Proposal and make an affirmative election on the proxy card to convert such shares of common stock. An abstention from voting on any of the First Amendment Proposal, Second Amendment Proposal or Third Amendment Proposal, or the Adjournment Proposal, will have the same effect as a vote against these proposals. An abstention from the Director Proposal will not have the effect of voting against such proposals.

What will happen if I sign and return my proxy card without indicating how I wish to vote?

Stockholders will not be entitled to exercise their conversion rights if such stockholders return proxy cards to the Company without an indication of how they desire to vote with respect to the Merger Proposal or, for stockholders holding their shares in street name, if such stockholders fail to provide voting instructions to their brokers. Proxies received by the Company without an indication of how the stockholders intend to vote on a proposal will be voted in favor of such proposal.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

If you hold your shares in “street name,” your bank or broker cannot vote your shares with respect to the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal or the Adjournment Proposal without specific instructions from you, which are sometimes referred to in this proxy statement as the broker “non-vote” rules. If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will not count for purposes of determining the number of votes cast at the Special Meeting. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide to your broker.

What do I do if I want to change my vote?

If you desire to change your vote, please send a later-dated, signed proxy card to our corporate Secretary, Larry G. Swets, Jr. at FMG Acquisition Corp. prior to the date of the Special Meeting or attend the Special Meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to Larry G. Swets, Jr. at the address of the Company’s corporate headquarters, provided such revocation is received prior to the Special Meeting.

Will I receive anything in the Merger?

If the Merger is consummated and you vote your shares against the Merger Proposal but do not affirmatively elect conversion or you abstain, you will not receive a cash conversion of your shares upon the completion of the Merger. If the Merger is consummated but you have voted your shares against the Merger Proposal and have elected a cash conversion, your shares of Company common stock will be cancelled and you will be entitled to receive cash equal to a pro rata portion of the trust account, which, as of June 30, 2008, was equal to approximately $7.91 per share (after a provision for payment of working capital costs and taxes); provided, however, you must deliver your physical certificates to the Company’s stock transfer agent prior to the date of the Special Meeting.

How is the Company paying for the Merger?

The $104,316,270 cost of the Merger will be funded with (1) $25,000,000 of cash drawn from the cash currently in the Company’s trust account, (2) the Company issuing 8,750,000 shares of common stock, valued at $70,000,000, based on a price of $8.00 per share; (3) the Company issuing 1,093,750 common stock purchase warrants, based on an exercise price of $6.00 per warrant share, (4) the Company issuing up to an additional 212,877 shares of common stock, valued at up to $1,703,016 based on a price of $8.00 per share, (5) the Company issuing up to an additional 212,877 common stock purchase warrants, based on an exercise price of $6.00 per warrant share and (6) up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein.

Will I experience dilution as a result of the Merger?

Prior to the Merger, those stockholders who hold shares issued in the Company’s IPO owned approximately 80.0% of our issued and outstanding common stock. After giving effect to the Merger and to the shares of common stock to be issued to United in connection with the Merger, and assuming no exercise of the warrants then outstanding, the Company’s current public stockholders will own approximately 32.3% of the Company post-Merger.

Do I have conversion rights in connection with the Merger?

If you hold shares of common stock issued in the Company’s IPO, then you have the right to vote against the Merger Proposal and demand the Company convert your shares of Company common stock into a pro rata portion of the cash in the trust account. The right to vote against the Merger and demand conversion of your shares into a pro rata portion of the trust account is sometimes referred to herein as conversion rights.

If I have conversion rights, how do I exercise them?

If you desire to exercise your conversion rights, you must vote against the Merger Proposal and, at the same time, demand the Company convert your shares into cash by marking the appropriate space on the proxy card. If, notwithstanding your vote, the Merger is consummated, then you will be entitled to receive a pro rata share of the trust account in which a substantial portion of the net proceeds of the Company’s IPO are held, including any pro rated interest earned thereon through the date of the Special Meeting. Based on the amount of cash held in the trust account as of June 30, 2008, without taking into account any interest or income taxes accrued after such date, you would be entitled to convert each share of Company common stock that you hold into approximately $7.91 per share (after a provision for payment of working capital costs and taxes). If you exercise your conversion rights, then you will be exchanging your shares of Company common stock for cash and will no longer own these shares of common stock. You will only be entitled to receive cash for these shares if you tender your stock certificates to the Company’s stock transfer agent at any time at or prior to the vote at the Special Meeting. If you convert your shares of common stock but you remain in possession of the warrants and have not sold or transferred them, you will still have the right to exercise the warrants received as part of the units purchased in the IPO in accordance with the terms thereof. If the Merger is not consummated: (i) then your shares will not be converted into cash at this time, even if you so elected, and (ii) assuming we are unable to consummate another business combination by October 4, 2009, we will commence the liquidation process and you will be entitled to distribution upon liquidation. See “Conversion Rights” at page 41.

You will be required, whether you are a record holder or hold your shares in “street name”, either to tender your certificates to our transfer agent or to deliver your shares to the Company’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option, at any time at or prior to the vote at the Special Meeting. There is typically a $35 cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this $35, and the broker may or may not pass this cost on to you.

As the delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name”, within a business day, by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System, we believe you will have sufficient time from the time we send out this proxy statement through the date of the Special Meeting to deliver your shares if you wish to exercise your conversion rights.

Any request for conversion, once made, may be withdrawn at any time up to immediately prior to the vote on the Merger Proposal at the Special Meeting (or any adjournment or postponement thereof). Furthermore, if you delivered a certificate for conversion and subsequently decided prior to the meeting not to elect conversion, you may simply request that the transfer agent return the certificate (physically or electronically) to you. The transfer agent will typically charge an additional $35 for the return of the shares through the DWAC system.

Please note, however, that once the vote on the Merger Proposal is held at the Special Meeting, you may not withdraw your request for conversion and request the return of your stock certificate (either physically or electronically). If the Merger is not completed, your stock certificate will be automatically returned to you.

How much time do I have to decide whether to exercise my conversion rights?

You will have approximately twenty days from the date of this proxy statement/prospectus to determine whether to exercise your conversion rights, at which time you must vote on the Merger Proposal and, if voting against the Merger Proposal, also vote to exercise your conversion rights. You may not exercise your conversion rights following the stockholder vote on the Merger Proposal at the Special Meeting.

What happens to the funds deposited in the trust account after completion of the Merger?

Upon consummation of the Merger, a portion of the funds remaining in the trust account after payment of amounts, if any, to stockholders demanding and exercising their conversion rights, will be used to pay expenses associated with the Merger, to pay any amounts necessary to consummate the tender offer (to the extent funds received from the sale of the Notes is insufficient therefor) and to fund working capital of the combined company. In addition, up to $1,514,760 will be used to pay deferred underwriter’s compensation from the Company’s IPO.

What happens if the Merger is not consummated?

If the Merger is not consummated, the Company may seek another suitable business combination and none of the private placement, the exchange offer or the tender offer will be consummated. Depending upon the timing and success of such efforts, the Company may be forced to liquidate if it cannot consummate another business combination by October 4, 2009. If a liquidation were to occur by approximately October 4, 2009 (the last day on which the Company would be permitted to consummate an acquisition under its amended and restated certificate of incorporation), the Company estimates approximately $850,000 in interest, less applicable federal, state and Delaware franchise taxes, would accrue on the amounts that are held in trust through such date, which would yield a trust balance of approximately $37.5 million or approximately $7.91 per share (after taking into account disbursements for working capital purposes). This estimate includes the $2,764,760 proceeds from the sale of the Company’s sponsor warrants and deferred underwriter fees owed to the underwriters from IPO. This amount, less any liabilities not indemnified by certain officers and members of the Company’s Board and not waived by the Company’s creditors, would be distributed to the holders of the 4,733,625 shares of common stock purchased in the Company’s IPO.

Separately, the Company estimates the liquidation process would cost approximately $50,000. FMG Investors LLC, our sponsor, has acknowledged and agreed that such costs are covered by its existing indemnification agreement. We do not believe there would be any claims or liabilities in excess of the funds out of the trust against which would be required to indemnify the trust account in the event of such liquidation. In the event our sponsor is unable to satisfy its indemnification obligation or in the event there are subsequent claims such as subsequent non-vendor claims for which our sponsor has no indemnification obligation, the amount ultimately distributed to stockholders may be reduced even further. However, the Company currently has no basis to believe there will be any such liabilities or to provide an estimate of any such liabilities since to date the Company has only entered into a limited number of agreements and has obtained waivers whenever possible. The only cost of dissolution the Company is aware of that would not be indemnified against by such officers and directors of the Company is the cost of any associated litigation for which officers and directors obtained a valid and enforceable waiver. Should the Merger Agreement be terminated due to a breach of such agreement by any of the Company, United Subsidiary, or United or due to the Company’s failure to obtain the Company stockholder approval, then each party would be responsible for its own expenses; provided, however, if the Merger Agreement is not consummated as a result of the failure to obtain the consent of United’s members, United shall be obligated to pay the Company for all costs, expenses and fees incurred in connection with the Merger, up to a maximum of $500,000.

When do you expect the Merger to be completed?

Assuming the approval of the Merger Proposal, it is currently anticipated the Merger and other proposals will be completed as promptly as practicable following the Special Meeting of to be held on                 , 2008.

What do I need to do now?

The Company urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger will affect you as a stockholder of the Company. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

How can I obtain a list of stockholders entitled to vote?

A list of the stockholders entitled to vote as of the Record Date at the Special Meeting will be open to examination by any stockholder for any purpose germane to the meeting, during ordinary business hours for a period of ten calendar days before the Special Meeting at the offices of FMG Acquisition Corp., Four Forest Park, Second Floor, Farmington, Connecticut 06032, telephone number of (860) 677-2701; Secretary Larry G. Swets, Jr., and at the time and place of the Special Meeting during the duration of the Special Meeting.

Do I need to send in my stock certificates?

The Company stockholders who vote against adoption of the Merger Proposal and elect to have their shares converted into a pro rata share of the funds in the trust account must send their physical stock certificates to our stock transfer agent prior to the Special Meeting. The Company stockholders who vote in favor of the adoption of the Merger Proposal, or who otherwise do not elect to have their shares converted, should retain their stock certificates.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Company shares.

How can I communicate with FMG’s Board of Directors?

Stockholders may communicate with our Board of Directors by sending a letter addressed to the Board of Directors, all independent directors or specified individual directors to: FMG Acquisition Corp., Four Forest Park, Second Floor, Farmington, Connecticut 06032; Attention: Larry G. Swets, Jr., Secretary. All communications will be compiled by the Corporate Secretary and submitted to the Board or the specified directors on a periodic basis.

SUMMARY

This summary highlights certain information from this proxy statement/prospectus including information with respect to each of the proposals, although the Merger is the primary reason for the calling of the Special Meeting. This summary does not contain all of the information that is important to you. All of the proposals are described in detail elsewhere in this proxy statement/prospectus and this summary discusses the material items of each of the proposals. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers you. See “Where You Can Find Additional Information.” on page 174.

THE MERGER PROPOSAL

The Parties

FMG Acquisition Corp.

FMG Acquisition Corp. is a blank check company formed specifically as a vehicle to effect a merger, acquisition or similar business combination with one or more operating businesses without limitation to a particular industry or to any geographic location, although our efforts have been focused on seeking a business combination within the insurance industry and selected small business insurance. The principal executive offices of FMG are located at Four Forest Park, Second Floor, Farmington, Connecticut 06032, and its telephone number is (860) 677-2701, Larry G. Swets, Jr., Secretary.

United Insurance Holdings, L.C. (“United”)

United is a Florida limited liability company and is the parent company of United Property & Casualty Insurance Company (“United Insurance”), a licensed insurer which provides homeowners insurance and selected small business insurance in the State of Florida. Since 2000, United Insurance has received a Financial Stability Rating of “A” for Exceptional Financial Stability by Demotech, Inc. This is the third highest Financial Stability Rating of the six Financial Stability Ratings (A’’ – Unsurpassed; A’ – Unsurpassed; A – Exceptional; S – Substantial; M – Moderate; L – Licensed) utilized by Demotech, Inc. These Financial Stability Ratings provide an objective baseline for assessing solvency and should not be interpreted as (and are not intended to serve as) an assessment of an insurance company’s securities or a recommendation to buy, sell, or hold an insurance company’s securities. Our Demotech Financial Stability Rating is recognized by federal mortgage backed loan programs such as HUD, Fannie Mae and FHA. If the Merger is consummated, United Subsidiary will merge with and into United, whereupon United will be the surviving entity and a wholly-owned subsidiary of FMG. United’s principal executive offices are located at 700 Central Avenue, Suite 302, Saint Petersburg, Florida 33701, and its phone number is (727) 895-7737.

United Subsidiary Corp.

United Subsidiary Corp. is a Florida corporation recently incorporated solely for the purpose of effectuating the Merger. United Subsidiary is a wholly-owned subsidiary of FMG. As part of the Merger, United Subsidiary will be merged with and into United, with United remaining as the surviving entity and a wholly-owned subsidiary of FMG.

Following the effective date of the Merger, United and its members are expected to own approximately 60% of the issued and outstanding shares of common stock of FMG, depending upon the shares of the Company’s common stock redeemed for cash. See “Description of FMG Acquisition Corp. Securities—Common Stock.”

The Merger Proposal (Page 45)

On April 2, 2008, the Company entered into the Merger Agreement pursuant to which United Subsidiary has agreed to merge with and into United, and United has agreed, subject to receipt of the Merger consideration from FMG, to become a wholly-owned subsidiary of FMG. The Merger Agreement was amended and restated on August 15, 2008. If the stockholders of the Company and the members of United approve the transactions contemplated by the Merger Agreement, FMG, through United Subsidiary, will purchase all of the membership units of United in a series of steps as outlined below.

FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25,000,000 in cash;

•	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and

•	up to an additional 212,877 shares of FMG common stock.

The aggregate consideration will be paid pursuant to the Merger Agreement for the purchase of the membership units of United.  The aggregate market value of the consideration to be paid pursuant to the Merger Agreement on the last trading day prior to the public announcement of the amended and restated Merger Agreement was $96,756,477 (based on a share price of $7.40 and warrant price of $0.33 as of such date) and includes $5,000,000 in contingent consideration and such amount will fluctuate based on the then-current trading price of the Company’s common stock. The Company’s Board of Directors has determined United has a fair market value that is equal to at least 80% of the Company’s net assets held in trust.

The Company, United and United Subsidiary plan to consummate the Merger as promptly as practicable after the Special Meeting, provided that:

•	the Company’s stockholders have approved the Merger Agreement and the transactions contemplated thereby;

•	not less than 66% of all membership units of United approve the Merger Agreement and the transactions contemplated thereby;

•	holders of not more than 29.99% of the shares of common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

•	the private placement, including the exchange offer, and tender offer shall have taken place;

•	the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement; and

•	the other conditions specified in the Merger Agreement have been satisfied or waived.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 64. The Merger Agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement in its entirety.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Merger provided that not more than 29.99% of the Company’s public stockholders elect to convert their shares of common stock to cash. The shares converted, if any, will reduce the shares of our common stock outstanding after the Merger and will reduce the amount available to us from the trust account.

Our “Insider” Stockholders

As of the Record Date, the Company’s initial stockholders, including all of its directors, officers and a special advisor, who purchased or received shares of common stock prior to the Company’s IPO, presently, together with their affiliates, own an aggregate of approximately 20% of the outstanding shares of the Company common stock (an aggregate of 1,183,406 shares). All of these persons have agreed to vote all of the shares acquired prior to the IPO in accordance with the vote of the majority of all other voting Company stockholders on the Merger Proposal. Moreover, all of these persons have agreed to vote all of their shares which were acquired in or following the IPO in favor of the Merger Proposal. As of the date hereof, no members of management purchased any shares in or following the IPO. Management will also vote “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

Company Shares Entitled to Vote

Holders of all issued and outstanding shares of Company common stock are entitled to vote on all matters at the Special Meeting. Approval of the Merger Proposal will require the affirmative vote of a majority of the shares of common stock purchased in the IPO which vote at the Special Meeting. Approval of the Merger Proposal requires that no more than 1,419,614 shares of common stock purchased in the IPO vote against the Merger and elect to convert their common stock into their pro rata portion of the cash from the trust account.

United Membership Units Entitled to Vote

As of June 30, 2008, there were 100,000 United membership units issued and outstanding. The holders of these membership units are entitled to one vote per unit on all matters to be voted upon by the members. In accordance with Florida law, the affirmative vote of a majority of the units represented and voting at a duly held meeting at which a quorum is present (which units voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the members, except that approval of certain business transactions, including the Merger, requires the affirmative vote of 66% of the units issued and outstanding.

The managers and officers of United, presently, together with their affiliates, own an aggregate of approximately 59% of United’s outstanding membership units, all of which are entitled to vote on the Merger. Approval of the Merger Proposal will require the affirmative vote of not less than 66% of all membership units outstanding, which means United needs only an additional 7% of the aggregate outstanding membership units in order to approve the Merger, provided that the current managers and officers of United approve the Merger Proposal.

United is not soliciting proxies for approval of the Merger at this time, however, in accordance with Florida law, United does intend to solicit written consents from its members in favor of the Merger and the Merger Agreement. When United solicits written consents from its members, it will also send notice pursuant to Florida Statute 608.4354 to its members who are entitled to appraisal rights.

Tax Considerations (Page 69)

There will be no tax consequences to our stockholders resulting from the Merger, except to the extent they exercise their conversion rights. A stockholder who exercises conversion rights will generally be required to recognize capital gain or loss upon the conversion, if such shares were held as a capital asset on the date of the conversion. This gain or loss will be measured by the difference between the amount of cash received and the stockholder’s tax basis in the converted shares. If you purchased shares in our IPO, the gain or loss will be short-term gain or loss if the Merger closes as scheduled. If you purchased shares in the aftermarket and have held such shares for less than a year, the gain or loss will be short term gain or loss.

Conditions to Closing the Merger (Page 65)

The obligations of the Company, United and United Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following specified conditions set forth in the Merger Agreement before completion of the Merger:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of United’s representations and warranties;

(ii)    United’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”);

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv)  not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First and Second Amendment Proposals;

(vi) the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(viii) the private placement, including the exchange offer, and the tender offer shall have taken place;

(ix) the officers are, and the Board of Directors of FMG following the Merger is constituted, as set forth as the Board of Directors recommends, as fully described herein; and

(x)  the consent of not less than 66% of the membership units of United to the Merger and no more than ten percent (10%) of the outstanding membership units of United shall constitute dissenting membership units under Florida law.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by the Company or United, as applicable.

United’s obligation to close on the Merger is further contingent upon:

•	the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of FMG’s representations and warranties;

•	the private placement, including the exchange offer, and the tender offer shall have taken place; and

•	FMG’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”).

On August 15, 2008, FMG entered into a note purchase agreement with certain accredited investors for the issuance and sale in a private placement of 11% promissory notes in the aggregate principal amount of $18,279,570 (the “Notes”). The net cash proceeds from the private placement are estimated to be approximately $10,000,000. The private placement will provide additional financing to the Company, substantially all of which will be used to consummate the tender offer or, to the extent not used for that purpose, such proceeds will be used for general corporate purposes. If the Company utilizes all of the net proceeds of the private placement to consummate the tender offer, it will not have these funds available for general corporate purposes. The Company will consummate the private placement only in the event that Proposals 1, 2, 3 and 5 are approved. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, the private placement will not be completed.

On August 15, 2008, FMG entered into an agreement with certain institutional holders of FMG common stock wherein such holders agreed to exchange their shares of FMG common stock for promissory notes issued by the Company. The promissory notes issued in the exchange offer will be identical to the Notes issued in the private placement. FMG will not receive any proceeds from the exchange offer, other than the shares of FMG common stock exchanged. Accordingly, the Company will issue Notes with an aggregate principal amount of $7,526,882 in exchange for 869,565 shares of FMG common stock. FMG’s management believes the exchange offer will enhance the likelihood of stockholder approval of the proposals included in this proxy statement. The Company will close the exchange offer only in the event that Proposals 1, 2, 3 and 5 are approved. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if either the private placement or the Merger does not close, the exchange offer will not be completed.

Director Nominees (Page 66)

Under the Merger Agreement, United or its designated affiliate has the right to nominate, and the Company has agreed to cause the appointment and election of, three additional members of the Board of Directors of the Company.

Accounting Treatment (Page 72)

The Merger will be accounted for as a reverse merger and recapitalization since United and its members will control FMG immediately following the completion of the Merger. United will be deemed to be the accounting acquirer in the Merger and, consequently, the Merger is treated as a recapitalization of United. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements will be those of United and will be recorded at the historical cost basis of United. FMG’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of United after consummation of the Merger.

Risk Factors (Page 24)

Before you grant your proxy or vote or instruct the vote with respect to the Merger, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on the Company, United and United Subsidiary. Principal risks include dilution which our stockholders will suffer as a consequence of the Merger, the concentration of ownership of FMG common stock following the Merger, the fact one or more conditions to the Merger may be waived by FMG without resoliciting stockholder approval, risks inherent to providers of homeowners insurance in the southeast United States, our failure following the Merger to collect all amounts due from reinsurers and the potential lack of availability of reinsurance coverage, heavy regulation of the insurance industry by various federal and state governments and disruptions to United’s relationships with its independent agents and brokers.

Conversion Rights (Page 41)

Pursuant to the Company’s existing amended and restated certificate of incorporation, a holder of shares of the Company’s common stock issued in its IPO may, if the stockholder votes against the Merger Proposal, demand the Company convert such shares into a pro rata portion of the trust account. This demand must be made on the proxy card at the same time the stockholder votes against the Merger Proposal. We issued a total of 4,733,625 shares in our IPO and, other than the 1,183,406 shares issued to our management, we have no other shares of common stock issued and outstanding. If properly demanded in connection with a vote against the Merger Proposal, the Company will convert each share of common stock as to which such demand has been made into a pro rata portion of the trust account in which a substantial portion of the net proceeds of the Company’s IPO are held, plus all pro rata interest earned thereon. If you exercise your conversion rights, then you will be exchanging your shares of the Company common stock for cash and will no longer own these shares. Based on the amount of cash held in the trust account as of June 30, 2008, without taking into account any interest or income taxes accrued after such date, you would be entitled to convert each share of common stock that you hold into approximately $7.91 (after a provision for payment of working capital costs and taxes) per share. You will only be entitled to receive cash for these shares if you tender your stock certificate to the Company’s stock transfer agent at or prior to the vote at the Special Meeting on the Merger Proposal. If the Merger is not consummated, then these shares will not be converted into cash immediately. If you convert your shares of common stock, you will still have the right to exercise the warrants received as part of the units purchased in our IPO in accordance with the terms thereof. If the Merger is not consummated, then your shares will not be converted to cash after the Special Meeting, even if you so elected, and your shares will be converted into cash upon liquidation of the trust in the event we do not propose a subsequent business combination.

The Merger will not be consummated if the holders of 1,419,615 or more shares of common stock issued in the Company’s IPO, an amount equal to more than 29.99% of such shares, vote against the Merger Proposal and exercise their conversion rights.

Appraisal or Dissenters’ Rights (Page 42)

No dissenter’s or appraisal rights are available under the Delaware General Corporation Law for the stockholders of the Company in connection with the proposals. Under Florida law, the members of United will be entitled to dissent from the Merger and obtain cash payment for the fair value of their membership units instead of the consideration provided for in the Merger Proposal. For a more complete description of the rights of United’s members, see “United Member Approval.”

Stock Ownership (Page 42)

The following table sets forth information as of August 14, 2008, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the Company’s common stock by: (i) each person known by us to be the owner of more than 5% of our outstanding shares of the Company’s common stock, (ii) each officer and director, and (iii) all officers and directors as a group. The table does not reflect the additional shares of FMG common stock and warrants FMG Investors LLC will forfeit and which will be re-issued to United’s members as additional consideration for the Merger. See “The Merger Proposal” for additional information regarding this consideration.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Common Stock
Name and Address of Beneficial Owners(1)	Number of Shares (2)		Percentage of Common Stock

FMG Investors LLC(3)	1,099,266		18.57%
Gordon G. Pratt, Chairman, Chief Executive Officer and President	1,099,266	(3)	18.57%
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President	1,099,266	(3)	18.57%
Thomas D. Sargent, Director	21,035		0.36%
David E. Sturgess, Director(4)	21,035		0.36%
James R. Zuhlke, Director	21,035		0.36%
HBK Investments L.P.(5)	547,250		9.2%
Brian Taylor (6)	437,500		7.4%
Bulldog Investors(7)	1,282,167		21.67%
Millenco LLC(8)	189,375		3.2%
D.B. Zwirn Special Opportunities Fund, L.P.(9)	178,500		3.02%
D.B. Zwirn Special Opportunities Fund, Ltd. (9)	246,500		4.17%
D.B. Zwirn & Co., L.P. (9)	425,000		7.18%
DBZ GP, LLC(9)	425,000		7.18%
Zwirn Holdings, LLC(9)	350,000		5.92%
Daniel B. Zwirn(9)	350,000		5.92%
Weiss Asset Management, LLC(10)	180,642		3.1%
Weiss Capital, LLC(10)	90,395		1.5%
Andrew M. Weiss, Ph.D.(10)	271,037		4.6%

All Directors and Officers as a Group (5 persons)	1,162,371		19.64%

(1)	Unless otherwise indicated, the business address of each of the stockholders is Four Forest Park, Second Floor, Farmington, Connecticut 06032.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership.

(3)
Each of Messrs. Pratt and Swets are the managing members of our sponsor, FMG Investors LLC, and may be deemed to each beneficially own the 1,099,266 shares owned by FMG Investors LLC. The table does not reflect the additional shares of FMG common stock and warrants FMG Investors LLC will forfeit and which will be re-issued to United’s members as additional consideration for the Merger. See “The Merger Proposal” for additional information regarding this consideration.

(4)	The business address of David E. Sturgess is c/o Updike, Kelly & Spellacy, P.C., One State Street, Hartford, Connecticut 06103.

(5)
Based on information contained in a Statement on Schedule 13G filed by HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P. on February 12, 2008. The address of all such reporting parties is 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC (“Services”). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the "Members") of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities.

(6)
Based on information contained in a Statement on Schedule 13D filed by Brian Taylor, Pine River Capital Management L.P. and Nisswa Master Fund Ltd. on October 12, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 800 Nicollet Mall, Suite 2850, Minneapolis, MN 55402.

(7)
Based on information contained in a Statement on Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 13, 2008. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(8)
Based on information contained in a Statement on Schedule 13G filed by Millenco LLC, Millenium Management LLC and Israel A. Englander on December 11, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 666 Fifth Avenue, New York, NY 10103.

(9)
Based on information contained in a Statement on Schedule 13G/A filed by D.B. Zwirn & Co., L.P., DBZ GP, LLC, D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. on January 25, 2008. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 178,500 shares of common stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 246,500 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of common stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of common stock held by the Funds.

(10)
Based on information contained in a Statement on Schedule 13G filed by Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D. on July 18, 2008. Shares reported for Weiss Asset Management, LLC include shares beneficially owned by a private investment partnership of which Weiss Asset Management, LLC is the sole general partner. Shares reported for Weiss Capital, LLC include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Dr. Weiss, who is the managing member of Weiss Capital, the Investment Manager of such private investment corporation. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein. Weiss Asset Management, Weiss Capital, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

Reasons for the Merger (Page 56)

The Company is a blank check company formed specifically as a vehicle to effect a merger, acquisition or similar business combination with one or more operating businesses in the insurance industry. In the course of the Company’s search for a business combination partner, the Company investigated the potential acquisition of numerous candidates in the insurance industry, along with United, and considered United to be an attractive merger candidate because of, among other things, the market in which United operates, growth prospects and the ability to leverage the expertise and contacts of the Company’s and United’s management. The value attributed to United derives from both the extensive analysis the Company’s Board of Directors undertook in connection with its own evaluation of United and the prior acquisition experience of each of the Company’s board members. As a result, the Company believes the Merger will provide Company stockholders with an opportunity to participate in a business and industry with growth potential. Our Board of Directors has obtained a fairness opinion from Piper Jaffray & Co., which states that the consideration to be paid by FMG for all the issued membership units of United is fair, from a financial point of view, to holders of FMG common stock.

In reaching its decision with respect to the Merger and the transactions contemplated thereby, the Company’s Board of Directors reviewed various materials. Also, in reaching its decision to approve the Merger, the Board of Directors considered a number of factors and believes such factors support its determination and recommendation to approve the Merger.

The Company’s Board of Directors’ Recommendations (Pages 73, 82, 85, 86, 87, 88, 97 and 98)

After careful consideration of the terms and conditions of the Merger Agreement, the Company’s Board of Directors has determined unanimously that the Merger Agreement and the transactions contemplated thereby including the Merger, is in the best interests of the Company and its stockholders. Accordingly, the Company’s Board has unanimously approved and declared advisable the Merger and unanimously recommends that you vote or instruct your vote to be cast “FOR” the Merger Proposal.

The Company’s Board of Directors has also determined unanimously that the First Amendment Proposal is in the best interest of the Company and its stockholders. Accordingly, the Company’s Board of Directors has unanimously approved and declared advisable the First Amendment Proposal and unanimously recommends you vote or instruct your vote to be cast “FOR” the approval of the First Amendment Proposal.

The Company’s Board of Directors has also determined unanimously that the Second Amendment Proposal is in the best interest of the Company and its stockholders. Accordingly, the Company’s Board of Directors has unanimously approved and declared advisable the Second Amendment Proposal and unanimously recommends you vote or instruct your vote to be cast “FOR” the approval of the Second Amendment Proposal.

The Company’s Board of Directors has also determined unanimously that the Third Amendment Proposal is in the best interest of the Company and its stockholders. Accordingly, the Company’s Board of Directors has unanimously approved and declared advisable the Third Amendment Proposal and unanimously recommends you vote or instruct your vote to be cast “FOR” the approval of the Third Amendment Proposal.

The Company’s Board of Directors has also determined unanimously that the Director Proposal is in the best interest of the Company and its stockholders. Accordingly, the Company’s Board of Directors has unanimously approved and declared advisable the Director Proposal and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the Director Proposal.

The Company’s Board of Directors has also determined unanimously that the Adjournment Proposal is in the best interest of the Company and its stockholders. Accordingly, the Company’s Board of Directors has unanimously approved and declared advisable the Adjournment Proposal and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the Adjournment Proposal.

Interests of FMG Directors and Officers in the Merger (Page 56)

When you consider the recommendation of the Company’s Board of Directors that you vote in favor of the Merger Proposal, you should keep in mind that certain of the Company’s Directors and officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. If the Merger is not approved, the Company may be required to liquidate, and the warrants owned by certain of the Company’s officers and directors and the shares of common stock issued at an effective price per share of $0.021 prior to the Company’s IPO and held by the Company’s executives and directors may be worthless because the Company’s executives and directors are not entitled to receive any of the net proceeds of the Company’s IPO that are held in trust and will be distributed upon liquidation of the Company. Additionally, the Company’s officers and directors who acquired shares of Company common stock prior to the Company’s IPO at a price per share of $0.021, after giving effect to the forward stock split and the forfeiture of shares of common stock following the IPO, will benefit if the Merger is approved because they will continue to hold their shares.

The table below sets forth the value of the shares and warrants owned by the officers and directors of the Company immediately following the consummation of the Merger and the unrealized profit from such securities based on the market price of the common stock and the warrants of the Company, as of August 13, 2008, of $7.35 and $0.26, respectively.

	Common Stock(a)				Warrants(b)
	Owned	Amount Paid ($)	Current Market Value ($)	Unrealized Profit ($)	Owned	Amount Paid ($)	Current Market Value ($)	Unrealized Profit (Loss) ($)
Gordon G. Pratt, Chairman, Chief Executive Officer and President (1)	1,099,266	$0.021	$8,079,605	$8,056,521	1,300,000	$1,268,950	$338,000	$(930,950)
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President (1)	1,099,266	$0.021	$8,079,605	$8,056,521	1,250,000	$1,250,000	$325,000	$(925,000)
Thomas D. Sargent, Director	21,035	$0.021	$154,607	$154,166	0
David E. Sturgess, Director	21,035	$0.021	$154,607	$154,166	0
James R. Zuhlke, Director	21,035	$0.021	$154,607	$154,166	0

(1) Reflects the beneficial ownership of 1,099,266 shares of FMG common stock by FMG Investors LLC.

(a) The weighted average purchase price per share for this common stock was $0.021 per share. Pursuant to escrow agreements signed by these stockholders, these shares may not be sold or pledged until one year after the consummation of a business combination. Additionally, these shares are currently not registered, although after the release from escrow, these stockholders may demand the Company use its best efforts to register the resale of such shares.

(b) These warrants were purchased in a private placement that closed concurrently with the Company IPO. The exercise price of the warrants is $6.00. These warrants may not be sold or transferred until 90 days after the consummation of a business combination

All of the shares of the Company common stock and the warrants acquired by our officers, directors and special advisor prior to the Company’s IPO were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. During the escrow period, the holders of these shares are not able to sell or transfer their securities except to their spouses and children or trusts established for their benefit, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of these stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to the Company’s IPO.

Interests of United in the Merger

Upon completion of the Merger, the members of United will beneficially own, in the aggregate, approximately 60% of the issued shares of FMG.

In addition, certain of United’s directors will be directors of the surviving company after the Merger.

Interests of Pali Capital in the Merger; Fees

Pali Capital, Inc. served as the representative of the underwriters in our IPO and agreed to defer $1,514,760 of the underwriting discounts and commissions until after the consummation of a business combination. The deferred amount payable in connection with the IPO will be paid out of the trust account established for the proceeds of the IPO only if we consummate the Merger. Pali Capital, Inc., therefore, has an interest in our consummating the Merger, which will result in the payment of its deferred compensation. Further, the underwriters of FMG’s IPO and certain of its employees own an option to purchase 450,000 units (comprised of one share of common stock and one warrant) at an exercise price of $10.00 per unit, received as consideration as the representative of the underwriters in our IPO. As a part of the negotiation with United, the underwriters and certain of its employees have agreed to forfeit 100,000 of such units upon closing of the business combination. As a result, 350,000 of such units will remain outstanding following the closing of the business combination. Additionally, upon consummation of the Merger, Pali Capital, Inc. shall be entitled to a $200,000 investment banking fee.

Fairness Opinion (Page 58)

Pursuant to an engagement letter dated March 4, 2008, we engaged Piper Jaffray to render an opinion that the consideration to be paid for the Merger on the terms and conditions set forth in the Merger Agreement is fair, from a financial point of view, to the holders of the common stock of the Company. Our Board of Directors decided to use the services of Piper Jaffray because it is an investment banking firm that regularly evaluates businesses and their securities in connection with acquisitions, corporate restructurings, private placements and for other purposes.

Piper Jaffray delivered its oral opinion to our Board of Directors on March 20, 2008, which stated that, as of March 20, 2008 and based upon and subject to the assumptions made, matters considered and limitations on its review as set forth in the opinion that the consideration to be paid for United is fair, from a financial point of view, to the holders of Company common stock. After discussion and due consideration, the Board concluded that the net economic effect of the additional merger consideration paid by the Company, namely the 1,093,750 additional warrants, is appropriate primarily as a result of: (i) United’s financial performance through June 30, 2008; (ii) additional value expected from United’s earnings in the third quarter 2008 that will be retained in United; and (iii) the benefit of reduced potential dilution for our stockholders due to our repurchase of 100,000 units of the underwriter’s purchase option. Our Board considered seeking a new fairness opinion from Piper Jaffray concerning the transaction but ultimately declined to do so for the reasons cited in (i) through (iii) above and because there have been no material changes in United’s performance or in the projections or assumptions on which Piper Jaffray based its opinion. The amount of consideration to be paid for United was determined pursuant to negotiations between us and United and its members and not pursuant to recommendations of Piper Jaffray. The Piper Jaffray opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Merger (including, without limitation, with respect to the exercise of rights to convert the Company common stock into cash). Further, the Piper Jaffray opinion does not in any manner address the underlying business decision of the Company to engage in the Merger or the relative merits of the Merger as compared to any alternative business transaction or strategy (including, without limitation, liquidation of the Company after not completing a business combination transaction within the allotted time). The decision as to whether to approve the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Piper Jaffray opinion is based. The full text of the Piper Jaffray written opinion, attached hereto as Annex C, is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Piper Jaffray opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Piper Jaffray in rendering its opinion. The summary of the Piper Jaffray opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

Regulatory Matters (Page 71)

The Company does not expect that the Merger will be subject to any state or federal regulatory requirements other than approval of the Florida Office of Insurance Regulation, filings under applicable securities laws and the effectiveness of the registration statement of the Company of which this proxy statement/prospectus is part. The Company intends to comply with all such requirements. We do not believe that, in connection with the completion of the Merger, any further consent, approval, authorization or permit of, or filing with, any acquisition control authority will be required in any jurisdiction.

Overview of the Merger (Page 64)

As part of the Merger, and pursuant to the Merger Agreement, United and United Subsidiary will engage in a reverse merger as outlined below pursuant to which United Subsidiary will merge with and into United, and United will become a wholly-owned subsidiary of the Company and the current members of United will become stockholders of FMG. As part of the Merger, FMG will be renamed United Insurance Holdings Corp. (“UIH”).

After giving effect to the Merger (but before exchange and tender offer), the members of United will own approximately 60% of the outstanding shares of UIH, and the current stockholders of FMG will own the remaining 40% without regard to exercise of any outstanding warrants and before giving effect to the tender offer.

Directors and Management (Page 158)

Upon completion of the Merger, the Board of Directors of the Company and its wholly-owned subsidiary will consist of six members. Assuming the consummation of the Merger, three of the Company’s current directors: Messrs. Gordon G. Pratt, Larry G. Swets, Jr. and James R. Zuhlke will serve as directors of the Company and United. Additionally, assuming the consummation of the Merger, Messrs. Gregory C. Branch, Alec L. Poitevint, II and Kent G. Whittemore will also serve as directors of the Company and United. Upon completion of the Merger, Donald J. Cronin will serve as President and Chief Executive Officer and Nicholas W. Griffin will serve as Chief Financial Officer of the Company. Melvin A. Russell, Jr. will serve as Chief Underwriting Officer of United.

FIRST AMENDMENT TO CERTIFICATE OF INCORPORATION PROPOSAL (PAGE 82)

We are seeking your approval to authorize the Board of Directors to amend and restate our Certificate of Incorporation to delete provisions in the certificate of incorporation that are specific to blank check companies. This proposal to approve the amendment to our Certificate of Incorporation is conditioned upon and subject to the approval of the Merger Proposal. See the section entitled “The First Amendment Proposal.”

SECOND AMENDMENT TO CERTIFICATE OF INCORPORATION PROPOSAL (PAGE 86)

We are seeking your approval to authorize the Board of Directors to amend and restate our Certificate of Incorporation to increase the amount of authorized shares of common stock from 20,000,000 to 50,000,000. This proposal to approve the amendment to our Certificate of Incorporation is conditioned upon and subject to the approval of the Merger Proposal. See the section entitled “The Second Amendment Proposal.”

THIRD AMENDMENT TO CERTIFICATE OF INCORPORATION PROPOSAL (PAGE 88)

We are seeking your approval to authorize the Board of Directors to amend and restate our Certificate of Incorporation to change the name of the Company to United Insurance Holdings Corp. This proposal to approve the amendment to our Certificate of Incorporation is conditioned upon and subject to the approval of the Merger Proposal. See the section entitled “The Third Amendment Proposal.”

DIRECTOR PROPOSAL (PAGE 89)

Director Proposal—to elect three (3) directors to the Company’s Board of Directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualified. This proposal to elect three directors to our Board of Directors is conditioned upon and subject to the approval of the Merger Proposal. See the section entitled “The Director Proposal.”

ADJOURNMENT PROPOSAL (PAGE 98)

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting authorizing the Company to consummate the Merger, the Company’s Board of Directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. See the section entitled “ The Adjournment Proposal.”

Prior to the record date for this Special Meeting, the officers, directors or affiliates of the Company may purchase outstanding securities of the Company in open market transactions and the shares so acquired would be voted in favor of the Merger. In the event an adjournment proposal is presented at the Special Meeting and approved by the stockholders, the officers, directors or affiliates of the Company may, during such adjournment period, make investor presentations telephonically and/or in person to investors who have indicated their intent to vote against the Merger Proposal. Such investor presentations would be informational only, and would be filed publicly on Current Report on Form 8-K prior to or concurrently with presentation to any third party. The Company will not conduct any such activities in violation of applicable federal securities laws, rules or regulations.

THE SPECIAL MEETING

Date, Time and Place of Special Meeting of our Stockholders (Page 38)

The Special Meeting of our stockholders will be held at 10:00 a.m. Eastern Time, on                        , 2008, at the offices of                        .

Record Date; Who is Entitled to Vote (Page 39)

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of our common stock at the close of business on                         , 2008, which is the record date for the Special Meeting. You will have one vote for each share of our common stock you owned at the close of business on the record date. On the record date, there were 5,917,031 shares of our common stock outstanding, of which 4,733,625 shares were IPO shares. The remaining 1,183,406 shares were issued to our founders prior to our IPO.

Voting Your Shares (Page 39)

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the FMG Board of Directors, “FOR” Proposal 1, the Merger Proposal, “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

Proxies may be solicited by mail, telephone or in person.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy at or before the Special Meeting. If you hold your shares in street name you can obtain physical delivery of your shares into your name, and then vote the shares yourself. In order to obtain shares directly into your name, you must contact your brokerage firm representative. Brokerage firms may assess a fee for your conversion; the amount of such fee varies.

Quorum and Vote Required (Page 40)

A quorum of our stockholders is necessary to hold a valid stockholders meeting. A quorum will be present at the Special Meeting if a majority of the shares of our common stock outstanding as of the record date are presented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

For purposes of Proposal 1, under our amended and restated certificate of incorporation, approval of the Merger Proposal will require: (i) the affirmative vote of a majority of the shares of the Company’s common stock issued in the IPO who vote on this proposal at the Special Meeting, and (ii) not more than 29.99% of the shares of the Company’s common stock issued in the IPO vote against the Merger Proposal and elect a cash conversion of their shares. For the purposes of Proposal 2, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the First Amendment Proposal. For the purposes of Proposal 3, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the Second Amendment Proposal. For the purposes of Proposal 4, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the Third Amendment Proposal. For purposes of Proposal 5, the affirmative vote of the holders of a plurality of the shares of common stock cast in the election of directors is required. Proposals 2, 3, 4 and 5, are contingent upon our stockholders’ approval of the Merger. For purposes of Proposal 6 the affirmative vote of a majority of the shares of the Company’s common stock that are present in person or by proxy and entitled to vote is required to approve the adjournment.

As long as a quorum is established at the Special Meeting, if you return your proxy card without an indication of how you desire to vote, it: (i) will have the same effect as a vote in favor of the Merger Proposal and will not have the effect of converting your shares into a pro rata portion of the trust account (in order for a stockholder to convert his or her shares, he or she must cast an affirmative vote against the Merger Proposal and make an affirmative election on the proxy card to convert such shares of common stock); (ii) will have the same effect as a vote in favor of the First Amendment Proposal; (iii) will have the same effect as a vote in favor of the Second Amendment Proposal; (iv) will have the same effect as a vote in favor of the Third Amendment Proposal; (v) will have no effect on the Director Proposal; and (vi) will have the same effect as a vote in favor of the Adjournment Proposal.

FMG ACQUISITION CORP. SELECTED FINANCIAL DATA

The Company is providing the following selected financial information to assist you in your analysis of the financial aspects of the Merger. The following selected financial and other operating data should be read in conjunction with FMG Acquisition Corp.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and its financial statements and the related notes to those statements included elsewhere in this proxy statement. The balance sheet data as of December 31, 2007 has been derived from the Company’s audited financial statements included elsewhere in this proxy statement prospectus. The statements of operations data for the six months ended June 30, 2008 and for the period from May 22, 2007 (inception) through June, 30 2008, and the balance sheet data as of ,June 30, 2008 have been derived from the Company’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Interim results are not necessarily indicative of results for the full fiscal year and historical results are not necessarily indicative of results to be expected in any future period.

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ended June 30, 2008	For the six months ended June 30, 2008	May 22, 2007 (inception) to June 30, 2008	May 22, 2007 (inception) to June 30, 2007

Interest income	$113,723	$280,209	$548,437	$40

Operating costs	73,298	430,144	544,410	600
Provision (benefit) for income taxes	(87,666)	(24,668)	46,837	-

Net (loss) income	$128,091	$(125,267)	$(42,810)	$(560)

Maximum number of shares subject to possible redemption:
Weighted average number of common shares,
Basic and diluted	1,419,614	1,419,614	1,419,614	-

Net income per common share, for shares subject to redemption	-	-	-	-

Approximate weighted average number of common shares outstanding (not subject to possible redemption)
Basic	4,497,417	4,497,417	3,317,902	1,293,750
Diluted	5,563,568	4,497,417	3,317,902	1,293,750

Net income per common share not subject to possible redemption,
Basic	$0.028	$(0.028)	$(0.013)	$-
Diluted	$0.023	$(0.028)	$(0.013)	$-

CONDENSED BALANCE SHEETS

	June 30, 2008	December 31, 2007
	(unaudited)

ASSETS

Current assets
Cash	$45,626	$71,274
Prepaid expenses	64,904	54,075
Deferred acquisition costs	107,363
	217,893	125,349

Other assets
Cash and cash equivalents held in Trust Account	37,498,748	37,720,479
Deferred tax asset	172,169	32,210
	37,670,917	37,752,689

TOTAL ASSETS	$37,888,810	$37,878,038

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, accounts payable and accrued expenses	$310,383	$174,344

Long-term liabilities, deferred underwriters' fee	1,514,760	1,514,760

Common stock, subject to possible redemption, 1,419,614 shares, at redemption value	11,232,133	11,232,133

Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $.0001 par value, authorized 20,000,000 shares; 5,917,031 shares issued and outstanding, (including 1,419,614 shares subject to possible redemption)	602	602
Additional paid-in capital	24,873,742	24,873,742
Earnings (deficit) accumulated during the development stage	(42,810)	82,457

Total stockholders' equity	24,831,534	24,956,801

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$37,888,810	$37,878,038

MARKET PRICE INFORMATION AND DIVIDEND DATA FOR COMPANY SECURITIES

The Company consummated its IPO on October 4, 2007. In the IPO, the Company sold 4,733,625 units, each consisting of one share of the Company’s common stock and one warrant to purchase common stock. The units were quoted on the OTC Bulletin Board from the consummation of the IPO under the symbol FMGQU. On November 7, 2007, the common stock and warrants included in the units began trading separately and the trading in the units continued. The shares of the Company’s common stock and warrants are currently quoted on the OTC Bulletin Board under the symbols “FMGQ” and “FMGQW”, respectively. The closing prices per unit, per share of common stock and per warrant of the Company on April 1, 2008, the last trading day before the announcement of the execution of the Merger Agreement, were $7.62, $7.24 and $0.36, respectively. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of the consummation of a business combination (if consummated) or October 4, 2008. The Company warrants will expire at 5:00 p.m., New York City time, on October 4, 2011, or earlier upon redemption. Prior to October 4, 2007, there was no established public trading market for the Company’s securities.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of the Company’s common stock, warrants and units as reported on the OTC Bulletin Board. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low

June 30, 2008	$7.40	$7.23	$0.50	$0.27	$7.65	$7.52
March 31, 2008	$7.25	$7.12	$0.70	$0.35	$7.93	$7.62
December 31, 2007	$7.30	$7.15	$0.70	$0.70	$8.00	$7.90

 On August 13, 2008, the closing prices of our units, common stock and warrants were $7.61, $7.35 and $0.26, respectively.

Holders

As of                        , 2008, the Record Date of the Special Meeting, there were [    ] holders of record of units, [    ] holders of record of the common stock and [    ] holders of record of the warrants. We estimate there are [    ] beneficial owners of our units, [    ] beneficial owners of our common stock and [    ] beneficial owners of our warrants. Upon consummation of the Merger, FMG will be obligated to issue 8,750,000 shares of common stock and 1,093,750 warrants to the members of United as partial consideration for the membership units of United. For more information on the shares and warrants to be issued to United, see the section entitled “The Merger Proposal—Consideration”. For more information on the effect of the issuance of the 8,750,000 shares of common stock on the amount and percentage of present holdings of the Company’s common equity owned beneficially by (i) each person known by us to be the owner of more than 5% of our outstanding shares of the Company’s common stock, (ii) each officer and director and (iii) all officers and directors as a group see the section entitled “Beneficial Ownership following the Merger” on page 162.

Dividends

The Company has not paid any cash dividends on its common stock and does not intend to pay dividends prior to consummation of the Merger.

RISK FACTORS

You should consider carefully all of the material risks described below, together with the other information contained elsewhere in this proxy statement, before you decide whether to vote or instruct your vote to be cast to adopt the Merger. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial conditions or results of operating may be materially and adversely affected.

RISKS PARTICULAR TO THE MERGER

FMG’s and United Subsidiary’s businesses are difficult to evaluate due to a lack of operational history.

FMG was formed on May 22, 2007 for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction, joint venture or other similar business combination with one or more domestic or international operating businesses. On October 4, 2007, the Company consummated its IPO. Accordingly, we have limited operational history which consists of the founding of the Company and the evaluation of potential acquisitions. United Subsidiary was formed solely for the purpose of the Merger and has no operating history. FMG’s, and United Subsidiary’s operating history, to date, is not indicative of future operating or financial performance.

Our stockholders will experience immediate dilution as a consequence of the issuance of common stock and warrants as consideration in the Merger. Having a minority share position may reduce the influence our current stockholders have on the management of the combined company.

Following the consummation of the Merger, the influence of our public stockholders, in their capacity as stockholders of FMG following the Merger, will be significantly reduced. Our current stockholders will hold, in the aggregate, approximately 40% of the issued and outstanding common stock of FMG (before considering the exchange and tender offer and excluding as outstanding for purposes of the calculation securities issuable upon the exercise of our outstanding warrants and upon the exercise of the purchase option issued to underwriters in our IPO).

Concentration of ownership of our common stock after the Merger could delay or prevent a change of control.

Our directors, executive officers and principal stockholders will beneficially own a significant percentage of our common stock after the Merger. They also have, through the exercise of warrants, the right to acquire additional shares of common stock. As a result, these stockholders, if acting together, have the ability to significantly influence the outcome of corporate actions requiring stockholder approval. Additionally, under the terms of the Merger Agreement, United and its members shall have the right to appoint up to three designees to serve on the Company’s Board of Directors after the Merger is consummated. The concentration of ownership among management may have the effect of delaying or preventing a change in control of the post-acquisition company even if such a change in control would be in your interest. As of August 15, 2008, our directors, officers and principal stockholders beneficially owned approximately 20% of FMG’s common stock. Following the Merger, the former members of United joining our board of directors will beneficially own approximately 15% of the common stock of FMG, and our reconstituted Board of Directors, management and principal stockholders will beneficially own approximately 23% of the common stock of FMG.

We may waive one or more conditions to the Merger without resoliciting stockholder approval for the Merger.

One or more conditions to our obligation to complete the Merger may be waived in whole or in part to the extent legally allowable either unilaterally or by agreement of FMG, United and United Subsidiary. Waivable conditions include the accuracy of the representations and warranties contained in the Merger Agreement, performance of all covenants and obligations required to be performed prior to consummation of the Merger (other than approval of the required number of our stockholders and United’s members and conversion of not more than 29.99% of our shares issued in the Company's IPO). These conditions may be waived unilaterally by any of the parties to the Merger Agreement. Depending upon the condition, our Board of Directors will evaluate the materiality of any such waiver to determine whether amendment to this proxy statement and re-solicitation of proxies is necessary. FMG will act in compliance with relevant state laws and U.S. securities laws with respect to determining whether an amendment to the proxy statement and re-solicitation of the proxies is necessary. In the event our Board of Directors determines any such waivers are not significant enough to require re-solicitation of stockholders, we would have the discretion to complete the Merger without seeking further stockholder approval.

There may be a conflict of interest between our management and our stockholders, which may have influenced management’s decision to enter into the Merger Agreement, the private placement, the tender offer and the exchange offer as well as recommending our stockholders to vote in favor of the Merger.

Our officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent such expenses exceed the amount of proceeds available to the Company for working capital, unless a business combination is completed. In addition, if we do not complete the Merger or another business combination and are forced to liquidate, the trust account proceeds may be subject to claims that could take priority over the claims of our public stockholders. Gordon G. Pratt, our current President and Chief Executive Officer, and Larry G. Swets, Jr., our current Chief Financial Officer and Secretary, have each entered into separate indemnity agreements under which they will be personally liable under certain circumstances to ensure that the proceeds of the trust account are not reduced by the claims of various vendors that are owed money by us for services rendered or contracted for, or claims of other parties with which we have contracted. Further, all of our directors own common stock and warrants purchased in private placements consummated prior to our IPO, but have waived their right to proceeds from the liquidation of the trust account if we are unable to complete a business combination. The shares of common stock and warrants owned by our officers and directors and their affiliates will be worthless if we do not consummate a business combination. The financial interests of all of our officers and directors may have influenced their motivation in causing us to enter into the Merger Agreement, the private placement, the exchange offer and the tender offer as well as recommending our stockholders to vote in favor of the Merger.

Completion of the Merger is subject to a number of conditions.

The obligations of FMG, United and United Subsidiary to consummate the Merger are subject to the satisfaction or waiver of specified conditions set forth in the Merger Agreement. Such conditions include, but are not limited to, satisfaction by all parties of covenants and obligations contained in the Merger Agreement, the private placement, including the exchange offer, and the tender offer, all shall have taken place, the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of FMG’s and United’s representations and warranties, non-existence of legal action against FMG, United and United Subsidiary, effectiveness of the registration statement of which this proxy statement/prospectus is part, obtaining material consents, approval of the required number of our stockholders and United’s members and conversion of not more than 29.99% of our shares issued in the Company's IPO, stockholder approval of the First and Second Amendment Proposals, and execution of ancillary agreements. It is possible some or all of these conditions will not be satisfied or waived by any of FMG, United or United Subsidiary, and therefore, the Merger may not be consummated. See “Conditions to the Consummation of the Merger.” In the event the Merger is not consummated, we will seek to effectuate a different business combination.

The sale or even the possibility of sale of the common stock and warrants to be issued to United and its members could have an adverse effect on the price of FMG’s securities and make it more difficult to obtain financing in the future.

In connection with the Merger, we agreed to grant to United and their members, 8,750,000 shares of common stock and 1,093,750 warrants as part of the consideration. The sale or even the possibility of sale of these shares and the shares underlying the warrants could have an adverse effect on the price of our securities on the equity market and on our ability to obtain financing in the future, in the event such financing is required. We do not expect to seek debt or equity financing for at least the first twelve months following consummation of the Merger. At the time any financing is required, we will make a determination of the preferred form of such financing and the type of financing source to approach (e.g. debt or equity or bank line of credit).

Management of the Company following the Merger will have broad discretion with respect to the specific application of the net proceeds of the trust account.

In the event the Merger is consummated, the amounts then-remaining in the trust account will be released to the Company, which will have unlimited discretion as to the use of such proceeds. Management may use these proceeds in a manner with which you may not agree.

We are restricted from paying cash dividends on our common stock.

We have not paid or declared any dividends on our common stock and do not currently intend to do so. Accordingly, you should not expect to receive any dividends for your shares of FMG common stock. In addition, the note purchase agreement includes a negative covenant, restricting us from making any dividends or distributions, if after giving effect to such payment, the consolidated net worth (as defined in the note purchase agreement) of the Company and its subsidiaries would be less than $45,000,000. Accordingly, you should not expect to receive any dividends for your shares of FMG common stock

RISKS RELATED TO UNITED’S BUSINESS

Exposure to natural and man-made catastrophes could materially and adversely affect United’s results of operations, financial condition and liquidity.

United’s property and casualty insurance operations expose it to claims arising out of catastrophes. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires. Catastrophes can also be man-made, such as terrorist attacks (including those involving nuclear, biological, chemical or radiological events) or consequences of war or political instability. The incidence and severity of catastrophes are inherently unpredictable. It is possible that both the frequency and severity of natural and man-made catastrophic events will increase. Although the trend of increased severity and frequency of storms was not evident in the United States in 2007 and 2006, it is possible the overall trend of increased severity and frequency of storms experienced in the United States in 2005 and 2004, and in the Caribbean during 2007, may continue in the foreseeable future.

Catastrophes can result in losses in United’s property insurance lines and may generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted. The occurrence of such claims from natural and man-made catastrophes could therefore materially and adversely affect United’s results of operations for any year and may materially harm its financial position, which in turn could adversely affect its financial strength and impair its ability to raise capital on acceptable terms or at all. In addition, catastrophic events could cause United to exhaust its available reinsurance limits and could adversely impact the cost and availability of reinsurance. Such events can also impact the credit of its reinsurers. Catastrophic events could also adversely impact the credit of the issuers of securities, such as states or municipalities, in whom United has invested, which could materially and adversely affect United’s results of operations.

In addition to catastrophes, the accumulation of losses from smaller weather-related events in a fiscal quarter or year could materially and adversely impact United’s results of operations in those periods.

United’s ability to manage its exposure to catastrophic events may be limited by new legislation and regulations.

States have from time to time passed legislation, and regulators have taken action, that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas or mandating that insurers participate in residual markets. In addition, following catastrophes, there are sometimes legislative initiatives and court decisions which seek to expand insurance coverage for catastrophe claims beyond the original intent of the policies. Further, United’s ability to increase pricing to the extent necessary to offset rising costs of catastrophes requires approval of regulatory authorities. United’s ability or willingness to manage its catastrophe exposure by raising prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment and United’s ability to penetrate other geographic markets. United cannot predict whether and to what extent new legislation and regulations that would affect its ability to manage its exposure to catastrophic events will be adopted, the timing of adoption or the effects, if any, they would have on United’s ability to manage its exposure to catastrophic events.

Because United currently conducts business in only one state, its financial results may be disproportionately affected by catastrophes and other conditions in that state.

United’s business is currently concentrated in only one state – the State of Florida. Therefore, its revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the State of Florida. Changes in any of these conditions could make it less attractive for United to do business in Florida and would have a more pronounced effect on United than it would on other insurance companies that are geographically diversified. In addition, the fact United’s business is concentrated only in the State of Florida subjects it to increased exposure to certain catastrophic events such as hurricanes and floods. This increased exposure to catastrophic events also results in an increased risk of losses as the extent of losses from a catastrophic event is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Because United’s business is concentrated in Florida, the occurrence of one or more catastrophic events or other conditions affecting losses in Florida could have a material adverse effect on United’s financial condition and results of operations.

If market conditions increase the cost or decrease the availability of reinsurance, United may be required to bear increased risks or reduce the level of its underwriting commitment.

As part of United’s risk management strategy, it purchases reinsurance coverage from third-party reinsurers. Market conditions beyond United’s control, including catastrophic events, determine the availability and cost of the reinsurance it purchases, which may in turn affect the growth of its business and its profitability. United may be unable to maintain its current reinsurance coverage, to obtain additional reinsurance coverage in the event its current reinsurance limits are exhausted by a catastrophic event, or to obtain other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether United is seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon the expiration of such coverage. If United is unable to renew its expiring coverage or to obtain new reinsurance coverage, either its net exposure to risk would increase or, if it is unwilling to accept an increase in net risk exposures, United would have to reduce the amount of risk it underwrites.

A single catastrophe could cause us to exhaust available reinsurance limits and could adversely impact the cost and availability of reinsurance.

In the event United exhausts its available reinsurance limits, it may have to pay any future claims out of its own pocket. Alternatively, they could seek additional sources of reinsurance, which can be expected to be a costly and time consuming process which may not ultimately be successful. In the event United is successful in finding an additional or replacement reinsurer, such reinsurance policy can be expected to be costly. Catastrophic events can also impact the credit of United’s reinsurers and the credit of the issuers of securities, such as states or municipalities, in whom United has invested, any of which could materially and adversely affect United’s results of operations.

If United’s actual claims exceed its loss reserves, its financial results could be materially and adversely affected.

If actual claims exceed United’s loss reserves, or if changes in the estimated level of loss reserves are necessary, United’s financial results could be materially and adversely affected. Claims and claim adjustment expense reserves (loss reserves) represent management's estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on United’s assessment of facts and circumstances then known, reviews of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, United has also taken into account estimated recoveries from reinsurance, salvage and subrogation.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, and varying judgments and viewpoints of the individuals involved in the estimation process, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer).

United continually refines its loss reserve estimates in a regular, ongoing process as historical loss experience develops and additional claims are reported and settled. Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claims personnel and lawyers. Therefore, management may have to consider varying individual viewpoints as part of its estimation of loss reserves.

United attempts to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates, the final resolution of the estimated liability for claims and claim adjustment expenses will likely be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than is currently reserved.

Because of the uncertainties set forth above, additional liabilities resulting from one insured event, or an accumulation of insured events, may exceed the current related reserves. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could materially and adversely affect United’s results of operations.

There are inherent difficulties in estimating the ultimate costs of catastrophes, which further complicate our ability to estimate reserves.

There are inherent difficulties in estimating risks that impact the estimation of ultimate costs for catastrophes. These difficulties also affect United’s ability to estimate reserves for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to, determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage; business interruption costs; and reinsurance collectibility. The timing of a catastrophe's occurrence, such as at or near the end of a reporting period, can also affect the information available to United in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge and additional information becomes available. Because of the inherent uncertainty in estimating reserves for catastrophes, we cannot be sure that our ultimate losses and loss adjustment expenses will not exceed our reserves. If and to the extent that our reserves are inadequate, we will be required to increase our reserves for losses and loss adjustment expenses and incur a charge to earnings in the period during which our reserves are increased, which could materially and adversely affect our financial condition and results of operations.

United's business is cyclical, which affects its financial performance and may affect the market price of the combined company's common stock.

Historically, the financial performance of the property and casualty insurance industry has been cyclical, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. The profitability of most property and casualty insurance companies, including United, tend to follow this cyclical pattern. This cyclicality is due in large part to the actions of United's competitors and to general economic factors that are not within United's control, and therefore, United cannot predict how long any given hard or soft market will last. If United has to reduce premiums or limit premium increases due to competitive pressures on pricing in a softening market, United may experience a reduction in its premiums written and in its profit margins and revenues, which could adversely affect United's financial results and the market price of the combined company's common stock.

United's business is seasonal, which affects its financial performance and may affect the market price of the combined company’s common stock.

United’s business has historically been seasonal. We generally experience higher losses during the third quarter of the year as a result of an increase in claims due to weather conditions in Florida during hurricane season. For example, storms may cause property damage that impacts claim incidence and severity. The recurrence of these seasonal patterns, or any deviation from them, could affect the market price of our common stock.

The market price of our common stock may be volatile.

The trading price of our common stock following the Merger may fluctuate substantially, depending on many factors, some of which are beyond our control and may not be related to our operating performance. Factors that could cause such fluctuations include, but are not limited to, the following:

•	variations in actual or anticipated operating results or changes in the expectations of financial market analysts with respect to our results;
•	investor perception of the property and casualty insurance industry in general and us in particular;
•	market conditions in the insurance industry and any significant volatility in the market price and trading volume of insurance companies;
•	major catastrophic events, especially hurricanes;
•	sales of large blocks of Company stock or sales by Company insiders; or
•	departures of key personnel.

United has debt outstanding and failure to comply with the terms of its loan agreements could have an adverse effect on United’s ability to grow and write additional insurance policies.

As of June 30, 2008, United’s total long-term debt outstanding was approximately $25.2 million. Its long-term debt includes the following:

•
$5.2 million in principal amount outstanding under the loan agreement between Columbus Bank and Trust Company (“CB&T”), United, and United Insurance Management, L.C. ( “ UIM ” ) consisting of a term loan in the principal amount of $33 million; and

•	$20.0 million in principal and interest under UPCIC’s surplus note with the State Board of Administration of Florida (“SBA”).

These loan agreements contain certain significant covenants, including covenants requiring the maintenance of minimum specified financial ratios and balances. United’s failure to meet its payment obligations or to comply with any of these covenants could result in an event of default which, if not cured or waived, could result in increased interest rates on United’s indebtedness or the acceleration of United’s outstanding debt obligations or both. In addition, if an event of default occurs under one of these loan agreements, CB&T can elect to take possession of, sell, lease or otherwise dispose of any of United’s assets that were pledged as collateral for its loan.

As of December 31, 2007 and June 30, 2008, UPCIC was not in compliance with the ratio of net written premium to surplus requirement of 2:1 (the “Minimum Writing Ratio”) contained in the SBA loan agreement. As a result, the SBA increased UPCIC’s interest rate on the SBA loan from the stated rate of interest by 450 basis points to 8.60% for the quarter ended March 31, 2008 and 7.97% for the quarter ended June 30, 2008. UPCIC’s ratio of net written premium to surplus at June 30, 2008 was 1.52:1 which is at least 1.5:1 and, as a result, UPCIC will incur an interest rate charge of 25 basis points above the stated rate of interest for the third quarter of 2008. During the second quarter of 2008, the Florida Legislature passed a law that allows the board to amend the terms of surplus notes issued prior to January 1, 2008 based upon the requirements of the new law changes. The new law contains various methods of computing writing ratios that may be more favorable than the terms of the current SBA note. United is evaluating the impact of the terms of the new law to determine if it will amend the terms of its loan agreement with the SBA. If UPCIC’s ratio of net written premium to surplus is below 1.5:1 for three consecutive quarters following December 31, 2007, UPCIC will be obligated to repay a portion of the SBA note such that the Minimum Writing Ratio will be obtained for the following quarter.

The SBA note provides that the SBA may, among other things, declare its loan immediately due and payable for all defaults existing under the SBA note. Acceleration of the principal and interest under the SBA loan would limit, but not preclude, United Insurance’s ability to write additional insurance policies.

The effects of emerging claim and coverage issues on the insurance business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claim and coverage may emerge. These issues may adversely affect United’s business following the Merger by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

•	adverse changes in loss cost trends, including inflationary pressures in medical costs and home repair costs;

•	judicial expansion of policy coverage and the impact of new theories of liability; and

•	plaintiffs targeting property and casualty insurers, in purported class action litigation relating to claims-handling and other practices.

In some instances, these emerging issues may not become apparent for some time after issuance of the affected insurance policies. As a result, the full extent of liability under insurance policies we may issue following the Merger may not be known for many years after the policies are issued.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm United’s business and materially and adversely affect our results of operations and future operations.

United may not be able to collect all amounts due to it from reinsurers, and reinsurance coverage may not be available in the future at commercially reasonable rates or at all.

United uses, and we expect to continue to use following the Merger, reinsurance to help manage our exposure to property and casualty risks. The availability and cost of reinsurance are each subject to prevailing market conditions which can affect business volume and profitability. Although reinsurers are liable to United to the extent of the ceded reinsurance, United remains liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate United’s obligation to pay claims. Accordingly, United is subject to credit risk with respect to its ability to recover amounts due from reinsurers. In the past, certain reinsurers have ceased writing business and entered into runoff. Some of United’s reinsurance claims may be disputed by the reinsurers, and United may ultimately receive partial or no payment.

In a number of jurisdictions, particularly the European Union and the United Kingdom, a reinsurer is permitted to transfer a reinsurance arrangement to another reinsurer, which may be less creditworthy, without a counterparty's consent, provided that the transfer has been approved by the applicable regulatory and/or court authority. United does not currently have any reinsurance arrangements that permit such a transfer. However, United may enter into such arrangements in the future, in which case the ability of reinsurers to transfer their risks to other, less creditworthy reinsurers would impact United’s risk of collecting amounts due to it.

Based on the foregoing, United may not be able to collect all amounts due to it from reinsurers, and reinsurance coverage may not be available to it in the future at commercially reasonable rates or at all, and thus United’s results of operations and future operations could be materially and adversely affected.

We will be exposed to credit risk in certain of our business operations and in our investment portfolio.

We will be exposed to credit risk in several areas of our business operations, including credit risk relating to reinsurance, as discussed above, and credit risk associated with commissions paid to independent agents. We pay commissions to our agents in advance, on an annual basis. Therefore, if an insurer cancels a policy during the policy year, the agent will owe us a pro rata portion of the commission we paid to such agent, based on the number of months during the policy year that the policy was not in force. Typically, we deduct any such commissions owed to us from commissions on other policies we owe to the agent. If we do not owe the agent any other commissions, then we will be subject to the risk that the agent may not be able to repay us the balance of a commission, which could adversely affect our financial position.

The value of our investment portfolio will also be subject to the risk that certain investments may become impaired due to a deterioration in the financial position of one or more issuers of securities held in our portfolio, or due to a downgrade of the credit ratings of an insurer that guarantees an issuer's payments of such investments in our portfolio. In addition, defaults by the issuer and, where applicable, its guarantor, of certain investments that result in the failure of such parties to fulfill their obligations with regard to any of these investments could reduce our net investment income and net realized investment gains or result in investment losses.

While we will attempt to manage these risks through underwriting and investment guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. As a result, our exposure to any of the above credit risks could materially and adversely affect our results of operations.

Competition could harm our ability to maintain or increase United’s profitability and premium volume following the Merger.

The property and casualty insurance industry is highly competitive, and we believe it will remain highly competitive for the foreseeable future. We compete with both regional and national insurers as well as Florida domestic property and casualty companies, some of which have greater financial resources than we do. Based on legislation passed in 2007, Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer, is also authorized to compete with us. Our primary competitors include Universal Insurance Company of North America, Olympus Insurance Group and Universal Property & Casualty. The principal competitive factors in our industry are price, service, commission structure and financial condition. In addition, our competitors may offer products for alternative forms of risk protection. If competition limits our ability to retain existing business or write new business at adequate rates, our results of operations could be materially and adversely affected.

The insurance industry is the subject of a number of investigations by state and federal authorities in the United States. We cannot predict the outcome of these investigations or the impact on our business practices or financial results.

As part of ongoing, industry-wide investigations, we may from time to time receive subpoenas and written requests for information from government agencies and authorities, including from the Attorney General of the State of Florida, Florida insurance and business regulators and the Securities and Exchange Commission. If we are subpoenaed for information by government agencies and authorities, potential outcomes could include enforcement proceedings or settlements resulting in fines, penalties and/or changes in business practices that could materially and adversely affect our results of operations and future growth prospectus. In addition, these investigations may result in changes in laws and regulations affecting the industry in general which could, in turn, also materially and adversely affect our results of operations.

The insurance business is heavily regulated and changes in regulation may reduce our profitability and limit our growth following the Merger.

Following the Merger, we will be extensively regulated and supervised in the jurisdictions in which we conduct business, including licensing and supervision by government regulatory agencies in such jurisdictions. This regulatory system is generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their stockholders and other investors. This regulatory system also addresses authorization for lines of business, capital and surplus requirements, limitations on the types and amounts of certain investments, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and non-financial components of an insurer's business.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. In addition, Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal or national regulation or to allow an optional federal charter, similar to the option available to most banks. We cannot predict the effect any proposed or future legislation or NAIC initiatives may have on the conduct of our business following the Merger.

Although the United States federal government does not directly regulate the insurance business, changes in federal legislation, regulation and/or administrative policies in several areas, including changes in financial services regulation (e.g., the repeal of the McCarran-Ferguson Act) and federal taxation, can significantly harm the insurance industry.

Insurance laws or regulations that are adopted or amended may be more restrictive than current laws or regulations and may result in lower revenues and/or higher costs and thus could materially and adversely affect our results of operations and future growth prospectus.

A downgrade in United’s financial strength rating could adversely impact our business volume, adversely impact our ability to access the capital markets and increase our borrowing costs, following the Merger.

Financial strength ratings have become increasingly important to an insurer's competitive position. Rating agencies review their ratings periodically, and our current ratings may not be maintained in the future. A downgrade in our rating following the Merger could negatively impact our business volumes, as it is possible demand for certain of our products in certain markets may be reduced or our ratings could fall below minimum levels required to maintain existing business. Additionally, we may find it more difficult to access the capital markets and we may incur higher borrowing costs. If significant losses, such as those resulting from one or more major catastrophes, or significant reserve additions were to cause our capital position to deteriorate significantly, or if one or more rating agencies substantially increase their capital requirements, we may need to raise equity capital in the future in order to maintain our ratings or limit the extent of a downgrade. For example, a continued trend of more frequent and severe weather-related catastrophes may lead rating agencies to substantially increase their capital requirements.

Our investment portfolio may suffer reduced returns or losses.

Investment returns are expected to be an important part of our overall profitability following the Merger. Accordingly, fluctuations in interest rates or in the fixed income, real estate, equity or alternative investment markets could materially and adversely affect our results of operations.

Changes in the general interest rate environment will affect our returns on, and the market value of, our fixed income and short-term investments following the Merger. A decline in interest rates reduces the returns available on new investments, thereby negatively impacting our net investment income. Conversely, rising interest rates reduces the market value of existing fixed income investments. In addition, defaults under, or impairments of, any of these investments as a result of financial problems with the issuer and, where applicable, its guarantor of the investment could reduce our net investment income and net realized investment gains or result in investment losses.

We may decide to invest a portion of our assets following the Merger in equity securities or other investments, which are subject to greater volatility than fixed income investments. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the value of our non-fixed income investments and the realization of net investment income. As a result of these factors, we may not realize an adequate return on our investments, we may incur losses on sales of our investments and we may be required to write down the value of our investments, which could reduce our net investment income and net realized investment gains or result in investment losses.

The value of our investment portfolio can be subject to valuation uncertainties when the investment markets are dislocated. The valuation of investments is more subjective when the markets are illiquid and may increase the risk that the estimated fair value (i.e., the carrying amount) of the investment portfolio is not reflective of prices at which actual transactions would occur.

Our investment portfolio may be invested, in significant part, in tax-exempt obligations. Our portfolio may also benefit from certain other tax laws, including, but not limited to, those governing dividends-received deductions and tax credits. Federal and/or state tax legislation could be enacted that would lessen or eliminate some or all of these tax advantages and could adversely affect the value of our investment portfolio. This result could occur in the context of deficit reduction or various types of fundamental tax reform.

United depends on its network of independent agents for revenues, and therefore, United’s business may be materially and adversely affected if it cannot retain and attract independent agents or if it experiences disruptions in its relationships with its independent agents.

United’s network of 1,400 independent agents accounts for approximately 64% of the gross premiums on insurance policies that it writes and constitutes its primary distribution channel for its products. Many of United’s competitors also rely on independent agents.  Independent agents are not obligated to market or sell United’s insurance products or consult with United. As a result, United must compete with other insurers for independent agents’ business.  Some of United’s competitors may offer a larger variety of products, lower prices for insurance coverage and higher commissions for independent agents. If United’s products, pricing and commissions do not remain competitive, United may find it more difficult to attract business from independent agents to sell its products.  A material reduction in the amount of United’s products that independent agents sell would negatively affect its results of operations. A certain portion of United’s business is concentrated with relatively few agents. For example, for the six months ended June 30, 2008, and the year ended December 31, 2007, our top five agents produced 50% and 25%, respectively, of our gross premiums written. Loss of all or a substantial portion of the business provided through such agents and brokers could materially and adversely affect United’s future business volume and results of operations.

United relies on Internet applications for the marketing and sale of certain products through its agents, and may increasingly rely on Internet applications and toll-free numbers for distribution following the Merger. If Internet disruptions occur causing United’s independent agents frustration with its business platforms or distribution initiatives, the resulting loss of business could materially and adversely affect United’s future business volume and results of operations.

We could be adversely affected if United’s controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

United’s business is highly dependent on its ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex and are subject to state laws and regulations in Florida. These activities, involve, among other things:

•	the use of non-public consumer information and related privacy issues;
•	the use of credit history in underwriting;
•	limitations on the ability to charge additional policy fees;
•	limitations on the payment of dividends;
•	limitations on types and amounts of investments;
•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;
•	the purchase of reinsurance;
•	reporting with respect to financial condition; and
•	periodic financial and market conduct examinations performed by state insurance department examiners.

United develops internal guidelines and policies in an effort to ensure compliance with legal and regulatory standards governing its business. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If United’s controls prove to be ineffective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to United’s reputation.

United’s failure to implement and maintain adequate internal controls over financial reporting in its business could have a material adverse effect on its business, financial condition, results of operations and stock price.

If the Merger is consummated, United expects to comply with Section 404 of the Sarbanes-Oxley Act of 2002 no later than the time it is required to file its annual report for fiscal year 2008 with the Securities and Exchange Commission. Section 404 requires annual management assessments of the effectiveness of United’s internal controls over financial reporting and a report by United’s independent auditors on the effectiveness of our internal controls. United is in the process of documenting its internal control procedures in order to satisfy the requirements of Section 404. United has begun to take measures to address and improve its financial reporting and compliance capabilities and it is in the process of instituting changes to satisfy its obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002.

If United fails to achieve and maintain the adequacy of its internal controls in accordance with applicable standards as then in effect, and as supplemented or amended from time to time, United may be unable to conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls are necessary for United to produce reliable financial reports. If United cannot produce reliable financial reports or otherwise maintain appropriate internal controls, its business, financial condition and results of operations could be harmed, investors could lose confidence in its reported financial information, and the market price for its stock could decline.

If we experience difficulties with technology, data security and/or outsourcing relationships following the Merger our ability to conduct our business could be negatively impacted.

While technology can streamline many business processes and ultimately reduce the cost of operations, technology initiatives present certain risks. United’s business is highly dependent upon its contractors and third-party administrators ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as the processing of new and renewal business, and the processing and payment of claims. Because our information technology and telecommunications systems interface with and depend on these third-party systems, we could experience service denials if demand for such service exceeds capacity or a third-party system fails or experiences an interruption. If sustained or repeated, such a business interruption, system failure or service denial could result in a deterioration of our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions. Computer viruses, hackers and other external hazards could expose our data systems to security breaches. These increased risks, and expanding regulatory requirements regarding data security, could expose us to data loss, monetary and reputational damages and significant increases in compliance costs. As a result, our ability to conduct our business might be adversely affected.

Attempts to grow our business could have an adverse effect on the Company.

Although rapid growth may not occur, to the extent that it does occur, it could place a significant strain on our financial, technical, operational and administrative resources. Our planned growth may result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our services and capabilities. Our ability to effectively manage our future growth may have a material and adverse effect on our results of operations, financial condition, and viability as a business. In addition, growth may not occur or growth may not produce profits for the Company.

United has entered into certain debt agreements, which may reduce our financial flexibility following the Merger.

In February of 2007, United and UIM entered into a loan agreement with CB&T which provides for a term loan in the amount of $33 million. The CB&T term note provides for accrual and monthly payment of interest on the amount of principal then outstanding under the note and provides for principal to be paid in 36 equal monthly installments of approximately $0.9 million. On August 11, 2008, the CB&T agreement was modified to allow for payments of interest only from August 1, 2008 through March 31, 2009. The entire unpaid principal balance, as well as all accrued and unpaid interest thereon, will be due and payable no later than February 20, 2010.

On September 22, 2006, UPCIC entered into a surplus note with the SBA (the “SBA note”). Under the SBA note, which has a 20 year term, UPCIC is required to make quarterly payments (October 1, January 1, April 1, and July 1). For the first three years of the SBA note, UPCIC is only required to make interest payments. Because United Insurance failed to meet certain financial covenants contained in the SBA note, the interest rate under the SBA note was 8.6% for the first quarter of 2008 and 7.97% for the second quarter of 2008.  UPCIC’s ratio of net written premium to surplus at June 30, 2008 was 1.52:1 which is at least 1.5:1. As a result, UPCIC will incur an interest rate charge of 25 basis points above the stated rate which is the 10 Year Constant Treasury rate for the third quarter of 2008. UPCIC has no debt service obligation under the SBA note until September 2009  and management does not anticipate making any debt payments on the loan during the fiscal year ended December 31, 2008.

We expect we will continue to have outstanding debt obligations under both the CB&T loan agreement and the SBA note following the Merger. This level of debt may affect our operations in several important ways, including the following:

•	a portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on this indebtedness;

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may be unable to refinance this indebtedness on terms acceptable to us, or at all; and

•	we may default on our obligations and the lenders may accelerate the indebtedness or foreclose on their security interests that secure their loans.

From time to time we may enter into additional secured credit facilities to finance any or all of the Company’s capital requirements. Any such secured credit facility may have a material and adverse effect on the Company.

From time to time following the Merger, we may enter into additional secured credit facilities to finance any or all of our capital requirements. As part of a secured credit facility, we would likely be required to make periodic payments of principal and interest to the lender. We can provide no assurance we will have cash flow in an amount sufficient to repay our debt obligations under any or all of such secured credit facilities. Furthermore, these secured credit facilities normally contain numerous default provisions and may or may not provide us with the possibility to cure a default before accelerating the due date. If this were to happen, we might not be able to repay any or all of our secured debts in full and might be forced to declare bankruptcy. If the lender is a secured lender, the lender would have a priority right to receive repayment from a bankruptcy estate or may have the right to foreclose on the secured assets if we are not in bankruptcy but are in default of its secured contract. In addition, a default under any secured credit facility may force us to seek bankruptcy protection. As such, the fact that we may, from time to time, enter into secured credit facilities with any person, business, or organization, whether related or unrelated, may have a material and adverse effect on the financial position, results of operations and viability of the Company.

RISKS RELATED TO THE COMPANY'S CURRENT STATUS AS A BLANK CHECK COMPANY

Our sponsor warrants are non-redeemable provided they are held by the initial purchasers or their permitted transferees, which could provide such purchasers the ability to realize a larger gain than our public warrants holders.

As set forth above, the warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable upon satisfaction of certain conditions. However, the 1,250,000 warrants (less such number as is forfeited pursuant to the Merger Agreement) purchased by our founders are not subject to redemption . As a result, holders of the insider warrants, or their permitted transferees, could realize a larger gain than our public warrant holders.

Our directors may not be considered "independent" under the policies of the North American Securities Administrators Association, Inc. and we thus may not have the benefit of independent directors examining our financial statements and the propriety of expenses incurred on our behalf subject to reimbursement.

All of our officers and directors own shares of our common stock and will own common stock following consummation of the Merger. No salary or other compensation has been or will be paid to our officers or directors for services rendered by them on our behalf prior to or in connection with the Merger. Although we believe three of the members of our Board of Directors are “independent” as that term is commonly used, under the policies of the North American Securities Administrators Association, Inc., because our directors may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential merger partners and performing due diligence on suitable business combinations, it is likely state securities administrators would take the position we do not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there is no review of the reasonableness of the expenses by anyone other than our Board of Directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe all actions taken by our directors on our behalf have been and will be in our best interests, whether or not any directors are deemed to be "independent," we cannot assure you this will actually be the case. If actions are taken or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations and the price of our stock held by the public stockholders.

Our outstanding warrants may have an adverse effect on the market price of common stock and make it more difficult to obtain public financing in the future.

In connection with the IPO, we issued warrants to purchase 4,733,625 shares of common stock. In connection with the Merger, we will issue an additional 1,093,750 warrants, plus up to an additional 212,877 warrants. Furthermore, certain of our directors own an aggregate of 1,099,266 shares of common stock and 1,250,000 warrants (to the extent not forfeited pursuant to the Merger Agreement). The sale or even the possibility of sale, of the shares underlying these warrants, could have an adverse effect on the price for our securities on the equity market and on our ability to obtain public financing in the future. If and to the extent these warrants are exercised, you may experience dilution to your holdings which may correspond with a decline in value of the market price for our stock.

If our initial stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to require us to register the resale of their shares of common stock at any time after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before the one year anniversary of the consummation of a business combination. If our initial stockholders exercise their registration rights with respect to all of their 1,183,406 shares of common stock and the shares of common stock underlying the 1,250,000 warrants, then there will be an additional 2,433,406 shares of common stock (less such number as is forfeited by FMG Investors LLC pursuant to the Merger Agreement) eligible for trading in the public market, assuming the Merger is approved. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

Provisions in our charter documents and Delaware law may inhibit a takeover of us, which could limit the price potential investors might be willing to pay in the future for our common stock and could entrench management.

Our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Our Board of Directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. As a result, at any annual meeting not all of the Board of Directors will be considered for election. Since our "staggered board" could prevent our stockholders from replacing a majority of our Board of Directors at any annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders.

Moreover, our Board of Directors has the ability to designate the terms of and issue new series of preferred stock which could be issued to create different or greater voting rights which may affect an acquiror's ability to gain control of the Company.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

If we are forced to declare bankruptcy prior to consummation of our initial business combination, you may receive less than $7.91 per share from the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us under Chapters 7 or 11 of the United States Bankruptcy Code, and that claim is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law and may be included in our bankruptcy estate. Furthermore, the estate may be subject to administrative expenses, including but not limited to post-petition legal fees including court costs, the securitization of cash collateral to maintain the business as a going concern, obtaining additional financing, taxes owed, and claims of both secured and unsecured third parties with priority over those claims of our public stockholders. To the extent bankruptcy claims deplete the trust account; we cannot assure you we will be able to return to our public stockholders the liquidation amounts due to them. Accordingly, the actual per share amount distributed from the trust account to our public stockholders could be significantly less than approximately $7.91 per share due to the claims of creditors. This amount has been calculated without taking into account interest earned on the trust account. Claims by creditors could cause additional delays in the distribution of trust accounts to the public stockholders beyond the time periods required to comply with the Delaware General Corporation Law procedures and federal securities laws and regulations.

RISKS RELATED TO THE PRIVATE PLACEMENT AND EXCHANGE OFFER

The Notes issued in the private placement and will rank senior to our common stock with respect to distributions upon our liquidation.

The Notes issued in the private placement will rank senior to our common stock for purposes of any liquidation event. Accordingly, as long as any Notes are outstanding, no distributions upon liquidation may be made to the holders of our common stock unless the holders of the Notes have received all amounts to which they are then entitled under the Notes. As a result, it is possible that, upon liquidation, all of the amounts available for distribution to our equity holders would be paid to the holders of the Notes and our stockholders would not receive any payment.

After the private placement and exchange offer, holders of the Notes may have influence or control over our management and affairs.

The note purchase agreement includes certain negative covenants, which restrict the Company from engaging in certain activities. Accordingly, the Company’s ability to incur additional debt, sell or lease its assets, make any payment to reduce its capital (including paying any dividends), merge, sell or acquire assets, change its line of business or dissolve will be limited. A majority of the holders of the Notes have the discretion to waive certain of these negative covenants. As a result, these holders may have influence or control over our management and affairs and could make it more difficult or even impossible for a third party to acquire FMG without its consent.

RISKS RELATING TO THE TENDER OFFER

A stockholder is not guaranteed to be able to sell all of its shares to us as part of the tender offer.

On the date of the mailing of this proxy statement to our stockholders, we intend to commence a tender offer to repurchase up to 3,320,762 shares of our common stock (reduced by the number of shares for which conversion is elected) at a price of $8.05 per share. Due to the fact there will be 3,864,060 shares of common stock outstanding after the exchange of shares that are not held by the founding stockholders, who have agreed not to tender any shares, it is possible that the tender offer will be oversubscribed. In such an event, we will purchase the shares pro rata, which means that each stockholder who accepts the offer will have only a portion of such stockholder’s shares bought by us. Consequently, a stockholder cannot be assured it will be able to sell all of its shares to us as part of the tender offer.

If certain events do not take place, FMG will not complete the tender offer.

FMG plans to use the proceeds of the private placement to complete the tender offer. The private placement is conditioned on stockholder approval of Proposals 1, 2, 3 and 5. If Proposals 1, 2, 3 and 5 are not approved by stockholders, FMG will not complete the tender offer.

We may encounter delays in completing the tender offer.

We will be required to file a Schedule TO and an offer to purchase with the SEC in connection with our planned tender offer, and the tender offer will be made only pursuant to the terms of such filed materials. Such tender offer will be effected in compliance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and all other applicable securities laws and regulations. While we plan to commence the tender offer on the date of the mailing of this proxy statement to our stockholders, there can be no assurance we will not encounter delays in completing the tender offer as a result of our need to comply with applicable securities laws.

Our repurchase of shares pursuant to our planned tender offer could reduce the liquidity of the trading market for our common stock.

The tender of a significant number of outstanding shares of common stock to FMG in the tender offer would decrease the number of outstanding shares available for sale in the public market and therefore could adversely affect the liquidity of the trading market for our common stock. Such diminished liquidity could have an adverse effect on the market price of our common stock following the completion of the tender offer.

FORWARD-LOOKING STATEMENTS

We believe some of the information in this proxy statement/prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

• discuss future expectations;

• contain projections of future results of operations or financial condition; and

• state other “forward-looking” information.

There may be events in the future the Company is not able to accurately predict or over which the Company has no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events which may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

• changing interpretations of generally accepted accounting principles;

• the general volatility of the market price of our securities;

• the availability of qualified personnel;

• changes in interest rates or the debt securities markets

• outcomes of government reviews, inquiries, investigations and related litigation;

• continued compliance with government regulations;

• legislation or regulatory environments, requirements or changes adversely affecting the businesses in which United is engaged;

• statements about industry trends;

• general economic conditions; and

• geopolitical events.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to the Company, United or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We caution you that these statements are based on a combination of facts currently known by FMG and United and our projections of the future, about which we cannot be certain. Except to the extent required by applicable laws and regulations, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the Merger you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus could have a material adverse effect on the Company, or United, upon completion of the Merger, private placement and tender offer.

THE COMPANY SPECIAL MEETING OF STOCKHOLDERS

The Company Special Meeting

The Company is furnishing this proxy statement to you as part of the solicitation of proxies by the Company Board of Directors for use at the Special Meeting in connection with the proposed Acquisition, the proposed First Amendment, the proposed Second Amendment, the proposed Third Amendment, the proposed Director elections and the proposed Adjournment. This proxy statement provides you with the information you need to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at                , Eastern Time, on                        , 2008, at the offices of                        , to vote on each of the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal, the Director Proposal and the Adjournment Proposal.

Purpose of the Special Meeting

At the Special Meeting, you will be asked to consider and vote upon the following:

•
The Merger Proposal—the proposed acquisition of all of the membership units of United Insurance Holdings, L.C., a limited liability company formed under the laws of the State of Florida, pursuant to the Merger Agreement, dated as of April 2, 2008, as amended and restated on August 15, 2008, by and among the Company, United and United Subsidiary and the transactions contemplated thereby (“Proposal 1” or the “Merger Proposal”);

•
The First Amendment Proposal—the amendment to the Company’s amended and restated certificate of incorporation (the “First Amendment”), to remove certain provisions containing procedural and approval requirements applicable to the Company prior to the consummation of the business combination that will no longer be operative after the consummation of the Merger (“Proposal 2” or the “First Amendment Proposal”);

•
The Second Amendment Proposal—the amendment to the Company’s amended and restated certificate of incorporation (the “Second Amendment”), to increase the amount of authorized shares of common stock from 20,000,000 to 50,000,000 (“Proposal 3” or the “Second Amendment Proposal”);

•
The Third Amendment Proposal—the amendment to the Company’s amended and restated certificate of incorporation (the “Third Certificate of Incorporation Amendment”), to change the name of the Company to United Insurance Holdings Corp. (“Proposal 4” or the “Third Amendment Proposal”);

•
The Director Proposal—to elect three (3) directors to the Company’s Board of Directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualified (“Proposal 5” or the “Director Proposal”);

•
The Adjournment Proposal—to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Special Meeting, the Company would not have been authorized to consummate the Merger—we refer to this proposal as the adjournment proposal. (“Proposal 6” or the “Adjournment Proposal”); and

•	such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Company’s Board of Directors:

• has unanimously determined the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal, the Director Proposal, and the Adjournment Proposal are fair to, and in the best interests of, the Company and its stockholders;

• has determined the consideration to be paid in connection with the Merger is fair to our current stockholders from a financial point of view and the fair market value of United is equal to or greater than 80% of the value of the net assets of the Company;

• has unanimously approved and declared it advisable to approve the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal, the Director Proposal and the Adjournment Proposal; and

• unanimously recommends the holders of the Company common stock vote “FOR” Proposal 1, the Merger Proposal, “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

Record Date; Who is Entitled to Vote

The Record Date for the Special Meeting is                        , 2008. Record holders of the Company common stock at the close of business on the Record Date are entitled to vote or have their votes cast at the Special Meeting. On the Record Date, there were                         outstanding shares of the Company common stock.

Each share of the Company common stock is entitled to one vote at the Special Meeting.

Any shares of the Company common stock held by our officers and directors prior to the Company’s IPO will be voted in accordance with the majority of the votes cast at the Special Meeting with respect to the Merger Proposal. Any shares of the Company common stock acquired by our officers and directors in the Company’s IPO or afterwards will be voted in favor of the Merger. We have a total of 5,917,031 shares outstanding, of which 1,183,406 were issued prior to the IPO and are held by our officers, directors and special advisor.

The Company’s issued and outstanding warrants do not have voting rights and record holders of the Company warrants will not be entitled to vote at the Special Meeting.

Voting Your Shares

Each share of the Company common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of the Company common stock that you own.

There are two ways to vote your shares of Company common stock:

• You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Company Board, “FOR” Proposal 1, the Merger Proposal, “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

• You can attend the Special Meeting and vote in person. The Company will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way the Company can be sure that the broker, bank or nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your Company common stock, you may call our Secretary, Larry G. Swets, Jr. at (860) 677-2701.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal, the Director Proposal and the Adjournment Proposal. Under the Company’s bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the Special Meeting if they are not included in the notice of the meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•You may send another proxy card with a later date;

• You may notify Corporate Secretary, addressed to the Company, in writing before the Special Meeting that you have revoked your proxy; and

• You may attend the Special Meeting, revoke your proxy, and vote in person.

Quorum; Vote Required

The approval and adoption of the Merger Agreement and the transactions contemplated thereby will require the affirmative vote of a majority of the shares of the Company’s common stock issued in the Company’s IPO cast at the Special Meeting. A total of 4,733,625 shares were issued in our IPO. In addition, notwithstanding the approval of a majority, if the holders of 1,419,615 or more shares of common stock issued in the Company’s IPO vote against the Merger and demand conversion of their shares into a pro rata portion of the trust account, then the Company will not be able to consummate the Merger. Each Company stockholder that holds shares of common stock issued in the Company’s IPO or purchased following such offering in the open market has the right, assuming such stockholder votes against the Merger Proposal and, at the same time, demands the Company convert such stockholder’s shares into cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of the Company’s IPO is deposited. These shares will be converted into cash only if the Merger is consummated and the stockholder requesting conversion holds such shares until the date the Merger is consummated and tenders such shares to our stock transfer agent at or prior to the vote at the Special Meeting on the Merger Proposal.

For the purposes of Proposal 2, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the First Amendment Proposal. For the purposes of Proposal 3, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the Second Amendment Proposal. For the purposes of Proposal 4, the affirmative vote of the majority of the Company’s issued and outstanding common stock as of the Record Date is required to approve the Third Amendment Proposal. For purposes of Proposal 5, the affirmative vote of the holders of a plurality of the shares of common stock cast in the election of directors is required. For purposes of Proposal 6 the affirmative vote of a majority of the shares of the Company’s common stock that are present in person or by proxy and entitled to vote is required to approve the Adjournment Proposal.

It is important for you to note that in the event the Merger Proposal does not receive the necessary vote to approve such proposal, the Company will not consummate that Acquisition or any other proposal, unless the Adjournment Proposal is approved. None of United or its affiliates own any shares of Company common stock entitled to vote at the Special Meeting; however, they are not prohibited from making such purchases in the event they determine to do so.

Abstentions and Broker Non-Votes

If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of FINRA, your broker may not vote your shares on the proposals to approve the Merger pursuant to the Merger Agreement. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum.

As long as a quorum is established at the Special Meeting, if you return your proxy card without an indication of how you desire to vote, it: (i) will have the same effect as a vote in favor of the Merger Proposal and will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of the Company’s IPO are held, unless an affirmative vote against the Merger Proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card; (ii) will have the same effect as a vote in favor of the First Amendment Proposal; (iii) will have the same effect as a vote in favor of the Second Amendment Proposal; (iv) will have the same effect as a vote in favor of the Third Amendment Proposal; (v) will have no effect on the Director Proposal; and (vi) will have the same effect as a vote in favor of the Adjournment Proposal.

Since the Merger Proposal requires only the affirmative vote of a majority of the Company shares issued in the IPO that cast a vote at the Special Meeting, abstentions or broker non-votes will not count towards such number. This has the effect of making it easier for the Company to obtain a vote in favor of the Merger Proposal as opposed to some of the Company’s other proposals or as opposed to the vote generally required under the Delaware General Corporation Law, namely a majority of the shares issued and outstanding. Furthermore, in connection with the vote required for the Merger Proposal, the founding stockholders of the Company have agreed to vote their shares of common stock owned or acquired by them at or prior to the IPO in accordance with the majority of the Company’s shares issued in the IPO.

Conversion Rights

Any stockholder of the Company holding shares of common stock issued in the Company’s IPO who votes against the Merger Proposal may, at the same time, demand the Company convert his shares into a pro rata portion of the trust account. You must mark the appropriate box on the proxy card in order to demand the conversion of your shares. If so demanded, the Company will convert these shares into a pro rata portion of the net proceeds from the IPO that were deposited into the trust account, plus your pro rated interest earned thereon after such date (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters’ discount), if the Merger is consummated. If the holders of 1,419,614 or more shares of common stock issued in the Company’s IPO vote against the Merger Proposal and demand conversion of their shares into a pro rata portion of the trust account, the Company will not be able to consummate the Merger. Based on the amount of cash held in the trust account as of June 30, 2008, without taking into account any interest or income taxes accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $7.91 per share (after a provision for payment of working capital costs and taxes). In addition, the Company will be liquidated if a business combination is not consummated by October 4, 2009. In any liquidation, the net proceeds of the Company’s IPO held in the trust account, plus any interest earned thereon (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters’ discount), will be distributed on a pro rata basis to the holders of the Company’s common stock other than the officers, directors, special advisors and sponsor of FMG, none of whom will share in any such liquidation proceeds.

If you exercise your conversion rights, then you will be exchanging your shares of Company common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you tender your stock certificate to the Company at or prior to the Special Meeting. The closing price of the Company’s common stock on August 13, 2008, the most recent trading day practicable before the printing of this proxy statement/prospectus, was $7.35. The amount of cash held in the trust account was approximately $37.5 million as of June 30, 2008 (before taking into account disbursements for working capital and taxes). If a Company stockholder would have elected to exercise his conversion rights on such date, then he would have been entitled to receive $7.91 per share, plus interest accrued thereon subsequent to such date (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters’ discount). Prior to exercising conversion rights, the Company stockholders should verify the market price of the Company’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights.

You will be required, whether you are a record holder or hold your shares in “street name”, either to tender your certificates to our transfer agent or to deliver your shares to the Company’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option, at any time at or prior to the vote at the Special Meeting on the Merger Proposal. There is typically a $35 cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this $35, and the broker may or may not pass this cost on to you.

You will have sufficient time from the time we send out this proxy statement/prospectus through the time of the vote on the Merger Proposal to deliver your shares if you wish to exercise your conversion rights. However, as the delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name”, within a business day, by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System, we believe this time period is sufficient for an average investor.

Any request for conversion, once made, may be withdrawn at any time up to immediately prior to the vote on the Merger Proposal at the Special Meeting (or any adjournment or postponement thereof). Furthermore, if you delivered a certificate for conversion and subsequently decided prior to the meeting not to elect conversion, you may simply request that the transfer agent return the certificate (physically or electronically) to you. The transfer agent will typically charge an additional $35 for the return of the shares through the DWAC System.

Please note, however, that once the vote on the Merger Proposal is held at the Special Meeting, you may not withdraw your request for conversion and request the return of your stock certificate (either physically or electronically). If the Merger is not completed, your stock certificate will be automatically returned to you.

Stockholders will not be entitled to exercise their conversion rights if such stockholders return proxy cards to the Company without an indication of how they desire to vote with respect to the Merger Proposal or, for stockholders holding their shares in street name, if such stockholders fail to provide voting instructions to their brokers. Proxies received by the Company without an indication of how the stockholders intend to vote on a proposal will be voted in favor of such proposal.

Appraisal or Dissenters Rights

No appraisal rights are available under the Delaware General Corporation Law to the stockholders of the Company in connection with the Merger Proposal. The only rights for those stockholders voting against the Merger who wish to receive cash for their shares is to simultaneously demand payment for their shares from the trust account.

Under Florida Statute 608.4352 of the Florida Limited Liability Company Act (the “FLLCA”), the members of United will be entitled to dissent from the Merger and obtain cash payment for the fair value of their membership units instead of the consideration provided for in the Merger Proposal. For a more complete description of these rights, see “United Member Approval.”

Solicitation Costs

The Company is soliciting proxies on behalf of the Company Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. The Company and its respective directors and officers may also solicit proxies in person, by telephone or by other electronic means, and in the event of such solicitations, the information provided will be consistent with this proxy statement and enclosed proxy card. These persons will not be paid for doing this. The Company may engage the services of a professional proxy solicitation firm. The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy statement materials to their principals and to obtain their authority to execute proxies and voting instructions. The Company will reimburse them for their reasonable expenses.

Stock Ownership

Of the 5,917,031 outstanding shares of the Company’s common stock, the Company’s initial stockholders, including all of its officers, directors and its special advisor and their affiliates, who purchased shares of common stock prior to the Company’s IPO and who own an aggregate of approximately 20% of the outstanding shares of the Company common stock (1,183,406 shares), have agreed to vote such shares acquired prior to the IPO in accordance with the vote of the majority in interest of all other stockholders on the Merger Proposal. Moreover, all of these persons have agreed to vote all of their shares which were acquired in or following the IPO, if any, in favor of the Merger Proposal. See “Beneficial Ownership of Securities - Beneficial Ownership Following the Merger” for information regarding the beneficial ownership of FMG common stock following the Merger.

The following table sets forth information regarding the beneficial ownership of our common stock as of August 15, 2008 by:

• each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

• each of our officers and directors; and

• all our officers and directors as a group.

Unless otherwise indicated, we believe all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Common Stock
Name and Address of Beneficial Owners(1)	Number of Shares (2)		Percentage of Common Stock

FMG Investors LLC(3)	1,099,266		18.57%
Gordon G. Pratt, Chairman, Chief Executive Officer and President	1,099,266	(3)	18.57%
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President	1,099,266	(3)	18.57%
Thomas D. Sargent, Director	21,035		0.36%
David E. Sturgess, Director(4)	21,035		0.36%
James R. Zuhlke, Director	21,035		0.36%
HBK Investments L.P.(5)	547,250		9.2%
Brian Taylor (6)	437,500		7.4%
Bulldog Investors(7)	1,282,167		21.67%
Millenco LLC(8)	189,375		3.2%
D.B. Zwirn Special Opportunities Fund, L.P.(9)	178,500		3.02%
D.B. Zwirn Special Opportunities Fund, Ltd. (9)	246,500		4.17%
D.B. Zwirn & Co., L.P. (9)	425,000		7.18%
DBZ GP, LLC(9)	425,000		7.18%
Zwirn Holdings, LLC(9)	350,000		5.92%
Daniel B. Zwirn(9)	350,000		5.92%
Weiss Asset Management, LLC(10)	180,642		3.1%
Weiss Capital, LLC(10)	90,395		1.5%
Andrew M. Weiss, Ph.D.(10)	271,037		4.6%

All Directors and Officers as a Group (5 persons)	1,162,371		19.64%

(1)	Unless otherwise indicated, the business address of each of the stockholders is Four Forest Park, Second Floor, Farmington, Connecticut 06032.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership.

(3)	Each of Messrs. Pratt and Swets are the managing members of our sponsor, FMG Investors LLC, and may be deemed to each beneficially own the 1,099,266 shares owned by FMG Investors LLC.

(4)	The business address of David E. Sturgess is c/o Updike, Kelly & Spellacy, P.C., One State Street, Hartford, Connecticut 06103.

(5)
Based on information contained in a Statement on Schedule 13G filed by HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P. on February 12, 2008. The address of all such reporting parties is 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC (“Services”). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the "Members") of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities.

(6)
Based on information contained in a Statement on Schedule 13D filed by Brian Taylor, Pine River Capital Management L.P. and Nisswa Master Fund Ltd. on October 12, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 800 Nicollet Mall, Suite 2850, Minneapolis, MN 55402.

(7)
Based on information contained in a Statement on Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 13, 2008. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(8)
Based on information contained in a Statement on Schedule 13G filed by Millenco LLC, Millenium Management LLC and Israel A. Englander on December 11, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 666 Fifth Avenue, New York, NY 10103.

(9)
Based on information contained in a Statement on Schedule 13G/A filed by D.B. Zwirn & Co., L.P., DBZ GP, LLC, D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. on January 25, 2008. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 178,500 shares of common stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 246,500 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of common stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of common stock held by the Funds.

(10)
Based on information contained in a Statement on Schedule 13G filed by Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D. on July 18, 2008. Shares reported for Weiss Asset Management, LLC include shares beneficially owned by a private investment partnership of which Weiss Asset Management, LLC is the sole general partner. Shares reported for Weiss Capital, LLC include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Dr. Weiss, who is the managing member of Weiss Capital, the Investment Manager of such private investment corporation. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein. Weiss Asset Management, Weiss Capital, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

PROPOSAL 1

THE MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Merger Proposal and the principal terms of the Merger Agreement, dated April 2, 2008, as amended and restated on August 15, 2008, by and among the Company, United and United Subsidiary Corp., and the associated agreements are subject to, and are qualified in their entirety by reference to, the Merger Agreement, which is attached as Annex A, to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference.

General Description of the Merger

       On April 2, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which United Subsidiary has agreed to merge with and into United, and United has agreed, subject to receipt of the Merger consideration from FMG, to become a wholly-owned subsidiary of FMG (the “Merger”). The Merger Agreement was amended and restated on August 15, 2008. If the stockholders of the Company approve the transactions contemplated by the Merger Agreement, FMG, through United Subsidiary, which was newly incorporated in order to facilitate the Merger contemplated thereby, will purchase all of the membership units of United in a series of steps as outlined below.

       FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25,000,000 in cash;

•	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and

•	up to an additional 212,877 shares of FMG common stock.

The aggregate consideration will paid pursuant to the Merger Agreement for the purchase of the membership units of United. The Company’s Board of Directors has determined United has a fair market value equal to at least 80% of the Company’s net assets held in trust.

The Company, United and United Subsidiary Corp. plan to consummate the Merger as promptly as practicable after the Special Meeting, provided that:

•	the Company’s stockholders have approved and adopted the Merger Proposal and the transactions contemplated thereby;

•	holders of not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger Proposal and demand conversion of their shares into cash;

•	holders of not less than 66% of the membership units of United vote in favor of the Merger;

•	the private placement, including the exchange offer, and the tender offer shall have taken place;

•	the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement/prospectus; and

•	the other conditions specified in the Merger Agreement have been satisfied or waived.

The obligation of FMG to close on the Merger is contingent on satisfaction or waiver of the following conditions:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of United’s representations and warranties, when considered both collectively and individually;

(ii)  United’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date;

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv) not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First and Second Amendment Proposals;

(vi)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(viii) the private placement, including the exchange offer, and the tender offer shall have taken place;

(ix)  the officers are, and the Board of Directors of FMG following the Merger is constituted, as set forth as the Board of Directors recommends, as fully described herein; and

(x)  the consent of not less than 66% of the membership units of United to the Merger and no more than ten percent (10%) of the outstanding membership units of United shall constitute dissenting membership units under Florida law.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by the Company.

United’s obligation to close on the Merger is contingent upon:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of FMG’s representations and warranties;

(ii)  FMG’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date;

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv) not more  than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First, Second and Third Amendment Proposals;

(vi)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  the private placement, inluding the exchange offer, and the tender offer shall have taken place;

(viii) no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; and

(ix)  the officers and the Board of Directors of FMG following the Merger is constituted as set forth as the Board of Directors recommends, as fully described herein.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by United.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 64. The Merger Agreement is included as Exhibit 1.1 to this proxy statement/prospectus and the Merger Agreement is included as Exhibit 1.2. We encourage you to read the Merger Agreement in its entirety.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Merger provided that not more than 29.99% of the Company's public stockholders electing to convert their shares of common stock to cash and not participate in the Merger.

Background of the Merger

During the period immediately subsequent to our initial public offering on October 11, 2007 through March 2008, we were involved in identifying and evaluating prospective businesses regarding potential business combinations. On October 12, 2007, the day after the consummation of our initial public offering, management convened a discussion with our Board of Directors to institute centralized corporate governance procedures and to discuss and begin implementing our overall plan for identifying, evaluating and, where appropriate, pursuing a potential business combination. We discussed the most effective means for us to solicit and track opportunities, and we determined that we should plan regular telephonic conferences with our board to discuss our progress. Given our commitment to source, review and negotiate a transaction, we agreed immediately to identify and begin the process of making contact with: (i) private companies we know to be active in the insurance industry and (ii) various prospective sources of deal flow, including investment banks, actuaries, consultants, private equity firms and business acquaintances we have established over a professional lifetime within the insurance industry to encourage them to contact us with new and old ideas or specific business combination opportunities they might wish for us to consider and explore. Messrs. Pratt and Swets discussed with the board various areas within the insurance industry where they expected there to be a higher probability of identifying attractive companies for a business combination, with particular focus on specialty property-casualty insurance companies, wholesale insurance brokerages and program management businesses. Messrs. Pratt and Swets discussed with the board some of the opportunities and risks of a business combination with an insurance company when compared to an insurance wholesale broker or program, pointing out that each type of business holds attractive elements and other elements to consider.

        We were able to source opportunities both by approaching private companies and by responding to inquiries or references from the various sources of deal flow noted above. We did not limit ourselves to any single transaction structure (i.e. cash vs. stock issued to potential seller, straight merger, corporate spin-out or management buy-out). Although the search stayed within the insurance industry, the definition of insurance remained broad. Active sourcing involved FMG management, among other things:

•
Initiating conversations, via phone, e-mail or other means (whether directly or via a private company’s major stockholders, members, or directors as well as professionals and industry contacts we have known during our professional careers) with private companies which management believed could make attractive business combination partners;

•	Contacting professional service providers (accountants, attorneys, actuaries and consultants);

•	Using their network of business associates and friends for leads;

•	Working with third-party intermediaries, including investment bankers; and

•	Inquiring directly of business owners, including private equity firms, of their interest in having one of their businesses enter into a business combination.

Management also fielded inquiries and responded to solicitations by: (i) companies looking for capital or investment alternatives and (ii) investment bankers or other similar professionals who represent companies engaged in a sale or fund-raising process. We considered numerous companies in various sectors of the insurance industry, including underwriting property-casualty insurance companies, retail insurance brokerage, wholesale insurance brokerage, insurance program management, United Kingdom-based employee benefits management, critical care insurance and management, wholesale life insurance brokerage and professional employer organization workers’ compensation insurance. Several non-disclosure agreements were signed.

In considering potential targets, the Company's management considered the following factors concerning potential business combination partner, as being material to their decision:

•	Specialty focus, for example by line of business, geography, product, distribution or client base;

•	Record of growth and profitability;

•	Ability to operate in difficult, dislocated or fragmented markets;

•	Business model and approach to building recurring revenue;

•	Ability to achieve incremental revenue or decrease costs from current core business;

•	Potential for greater economies of scale or higher profitability through consolidation;

•	Opportunity to deploy capital at appropriate rates of return in the current business plan;

•	Experience and skill of management and availability of additional personnel;

•	Capital requirements;

•	Competitive position;

•	Financial condition;

•	Barriers to entry;

•	Stage of development of the products, processes or services;

•	Breadth of services offered;

•	Degree of current or potential market acceptance of the services;

•	Regulatory environment of the industry;

•	Costs associated with effecting the business combination; and

•	Probability of successfully negotiating and consummating a business combination with the potential partner.

The evaluation relating to the merits of a particular business combination were based primarily, to the extent relevant, on the above factors. In evaluating a prospective business combination partner, we conducted such diligence as we deemed necessary to understand a particular potential business combination partner’s business that included, among other things, meetings with the potential business partner’s management, where applicable, as well as review of financial and other information made available to us.

As a result of these efforts, the Company initiated contact, either directly or through a third party intermediary, with approximately twelve (12) potential business combination companies. In addition, we received business plans, reviewed financial summaries or received presentation books of at least ten (10) potential target business combination companies. We signed non-disclosure agreements relating to several potential business combination opportunities. We also had discussions with a number of potential business combination companies with whom a non-disclosure agreement was not signed. With respect to some of the opportunities, discussions among the Company's management and the potential business combination partners included financial disclosures, reviews of potential transaction structures, discussions of preliminary estimates of transaction values and discussions of management objectives, business plans, and projections. Discussions, including introductory meetings attended by some combination of Messrs. Pratt and Swets, occurred with potential business combination partners on a regular basis during the period from October 2007 through March 2008.   Among the potential merger candidates FMG contacted were: five insurance companies in various segments of the property-casualty business with estimated merger values of $100 million to $700 million; four wholesale brokers/program managers of insurance businesses with estimated merger values of $90 million to $400 million; and three retail brokers/service companies of insurance businesses with estimated merger values of $100 million to $200 million. Our management evaluated these candidates in light of the factors described above and discussed their findings with our Board of Directors, also applying the following criteria: the state of the insurance markets within which the businesses operated; the potential merger value of each business; the probability of negotiating an acceptable business combination; and the timeframe for so doing. FMG’s board agreed with management’s assessment of United as the best merger candidate among those discussed. No firm offers were made to any other merger candidate.

On November 15, 2007, our Board of Directors met to discuss certain ongoing, routine corporate matters, including review and approval of our filings with the SEC, and to review our progress to date in identifying and discussing candidates for a potential business combination. Our management: (i) reported concerning its efforts since the last board meeting to reach out to potential business combination candidates and their owners and advisors and (ii) reviewed the results of these efforts, namely more than twelve (12) potential business combination companies. Among other matters, management reported that, based on its research and experience in evaluating insurance markets that offer specialized risk and reward prospects, the Florida homeowners insurance market held particular promise.

In the first half of 2006, prior to the formation of our company, James R. Zuhlke, one of our directors, and a private equity firm with whom he was working had discussions with representatives of United to consider a possible transaction with United. This firm ultimately did not make any proposal for a transaction with United. In the second half of 2006 and early 2007, Mr. Zuhlke and Gordon Pratt, the Managing Director of Fund Management Group, had discussions with representatives of United regarding a possible transaction with United. Fund Management Group specializes in managing investments in, and providing advice to, privately held insurance related businesses. In late 2006 and early 2007, Fund Management Group indicated to United’s management an interest in acquiring United. In February 2007, United notified Fund Management Group only that United intended to remain independent and was not interested in pursuing a transaction. There was no further contact between Messrs. Pratt and Zuhlke and United regarding such a transaction after February 26, 2007.

Mr. Pratt reported he had attended a meeting at United’s offices with Messrs. Cronin, Griffin, and Russell on November 14, 2007, and later that evening attended a dinner with several United directors and advisors, including Messrs. Branch, Whittemore, Savage, and DeLacey. This meeting was initiated when Gordon G. Pratt called Don Cronin, the President and CEO of United, on October 19, 2007 to explore United’s interest in a potential merger with FMG Acquisition Corp. and to arrange a meeting in person with United’s senior staff. A mutually convenient date of November 14 was set. Attending the meeting were four persons: Gordon G. Pratt and three officers from United, Don Cronin (CEO), Nick Griffin (CFO) and Melvin Russell (Chief Underwriting Officer). The nature of the meeting was exploratory and informational. Mr. Pratt described FMG Acquisition Corp and how it functions as a “special purpose acquisition company.” Messrs. Cronin, Griffin and Russell described United’s business strategy and results through October 2007. The parties agreed that it seemed worthwhile to continue discussing a possible merger.

At the November 15, 2007 Board meeting, Mr. Pratt reported that: (i) in addition to United, several other companies in the Florida homeowners market may be suitable candidates for a business combination and (ii) United may be receptive to a proposal for a business combination. Management also gave reports concerning other promising companies and markets the Company should consider. Based on this report, FMG’s Board concluded that management should continue the process of meeting with and discussing a possible business combination with several candidates, including United.

On November 20,   2007, the Company and United signed mutual non-disclosure agreements in order to exchange information and continue discussions on a confidential basis. The Company began to receive confidential reports concerning United on November 25 and 26, 2007. United and the Company agreed to meet on December 6, 2007 in United’s offices. There are no direct or indirect business relationships between any of the officers, directors, or principal stockholders of the Company and any of the officers, directors, or principal members of United.

On December 6, 2007, Messrs. Pratt and Swets met with Messrs. Cronin, Griffin, Russell and Hearn, all officers of United, in United’s offices. Also in attendance was Mr. Brian Nestor of Raymond James & Associates in their capacity as financial advisor to United. During the meeting and throughout the day, the parties discussed United’s book of business, underwriting, modeling, changes to the policies offered to its policyholders, rates, new business initiatives, claims operations and reinsurance. Messrs. Cronin, Griffin, Pratt, and Swets continued, over dinner, to discuss items including management of the combined companies should a business combination proceed. The participants concluded that discussions concerning a merger should continue. The following day, Mr. Patrick DeLacey of Raymond James & Associates (and also a director of United) spoke with Mr. Pratt concerning a potential business combination and informed the Company that any business combination: (i) must meet an appropriate value for United’s members and (ii) must be negotiated in a timely manner, since United was considering a number of potential options, including a possible sale or merger to other parties or a decision to remain a private company held by the current members. Mr. DeLacey provided additional documents concerning United on December 13 and 14, 2007. Following analysis of the information from the December 6 meeting and of the reports provided on December 13 and 14, FMG’s management concluded it was in FMG’s best interest to express in writing FMG’s possible interest in a business combination with United.

On December 16, 2007, after analysis of the information provided by United to date, the Company delivered a non-binding letter of interest (“Interest Letter”) to Messrs. Branch and DeLacey expressing interest in a business combination with United in the form of a merger with the Company, with the resulting merged company to be renamed United Insurance Holdings Corp. (“UIH”). A summary of the material terms of the Interest Letter appears below:

Consideration:

•	$25,000,000 in cash consideration at the closing
•	8,125,000 shares of the Company
•	$5,000,000 in cash as additional consideration
•	625,000 shares of the Company as additional consideration

•
The additional consideration would be based on UIH’s performance in the first full four quarters post-merger. Additional consideration begins accruing when GAAP net income for UIH exceeds $25 million and is fully earned if GAAP net income reaches or exceeds $29 million

•	The UIH board would include Mr. Branch and other current United directors while FMG would name an equal number of directors to the UIH board.

•	The parties would mutually discuss an appropriate capital and business plan for UIH

The Interest Letter requested that the parties enter into more detailed discussions concerning negotiation of a non-binding letter of intent (“LOI”) and the diligence, timetable and documentation requirements for a merger.

On December 21, 2007, the Company’s Board convened a discussion by teleconference. During the discussion, Messrs. Pratt and Swets described meetings held with United and meetings and discussions with several other candidates concerning a potential business combination. With respect to United, management discussed (i) preliminary information concerning United’s business and operations gathered from the December 6 meeting and subsequent information provided by United on December 13 and 14 and (ii) the Interest Letter management sent to United concerning which we were awaiting a response. FMG’s board asked questions concerning United’s business, underwriting approach, use of models, ability to generate new business, claims handling philosophy and use of reinsurance. Based on the discussion, FMG’s board concluded (i) management had made good progress concerning the potential business combination with United; (ii) prior to issuing an LOI for United or for any other candidate for a business combination, FMG’s board would meet to consider more detailed information concerning the candidate, review the proposed LOI, and hold a discussion on these matters; (iii) whether or not to issue an LOI would be subject to the Board’s discussion and to its affirmative vote; and (iv) discussions should continue with those potential candidates for a business combination whom FMG’s board and management agreed potentially fit the Company’s criteria.

Later that day, Messrs. Pratt and DeLacey spoke concerning a proposed merger. Mr. DeLacey reported that United’s board had met on December 18, 2007 to consider the Interest Letter and concluded that United wished to continue discussions through Mr. Branch and Mr. DeLacey. Key points of the discussion focused on issues concerning proposed management of UIH and the constitution of UIH’s board of directors, the amount of consideration at the closing of a merger, and the amount, timing, and form of payment for additional consideration. On December 24, 2007, Messrs. Pratt and DeLacey discussed these issues again and agreed to speak early in January.

From January 4, 2008 through January 9, 2008, Messrs. Pratt and DeLacey held a series of discussions focused on resolving outstanding issues and discussed additional issues concerning the appropriate representations, warranties, and indemnification between the parties, the registration rights United’s members would have concerning Company stock received by United’s members as merger consideration, “lock-ups” or other restrictions on such stock, the conditions to a closing, confidentiality and exclusivity, the conduct of each party in the period prior to any closing, and a waiver by United concerning the Company’s trust fund. From these discussions, the parties concluded that each issue had a range of possible answers. The parties agreed that Mr. DeLacey should send a summary of the discussions for Messrs. Pratt and Branch to use for further negotiation. On January 10, 2008, Messrs. Pratt and Branch continued their discussions and came to agreement on the issues. Mr. Pratt agreed to document the parties’ agreement in the form of a draft LOI for consideration by United and its advisors. Mr. Pratt provided a draft LOI to United and to the Company’s Board on January 14, 2008. The LOI contemplates a merger of United with FMG (or a wholly-owned subsidiary) with FMG to be renamed UIH. A summary of the material terms of the non-binding LOI appears below:

•	$25,000,000 in cash consideration at the closing
•	8,750,000 registered shares of FMG
•	$5,000,000 in cash as possible additional consideration

•
The additional consideration would be based on UIH’s performance in the twelve month period covering either (i) July 1, 2008 to June 30, 2009 or (ii) calendar 2009. Additional consideration begins accruing when GAAP net income for UIH exceeds $25 million and is fully earned if GAAP net income reaches or exceeds $27.5 million

•	The UIH management will include Mr. Cronin (President and Chief Executive Officer) and Mr. Griffin (Chief Financial Officer). Mr. Russell will be Chief Underwriting Officer of United.

•	The UIH board would be set initially at six members with each of the Company and United naming three (3) members. Mr. Branch will serve as Chairman and Mr. Pratt as Vice Chairman of UIH.

•
As soon as is practical following the execution of the definitive merger agreement, FMG will file with the SEC a Form S-4 registration statement concerning the shares of the Company United’s owners will receive in the merger.

•	Our officers and directors will continue to be bound by existing share escrow arrangements, and certain parties related to United will execute “lock-up” agreements.

•
Customary closing conditions will apply, including the negotiation of a definitive merger agreement with mutually acceptable representations, warranties, and indemnification; also, conditions to close will include regulatory approvals (such as that of the Florida Office of Insurance Regulation ( “ OIR ” )).

•	An exclusivity period of thirty (30) days during which we could conduct diligence concerning United and prepare appropriate documentation.

•	Provisions concerning: (i) United’s waiver of a claim on our trust account and (ii) mutual promises of confidentiality.

On January 15, 2008, our Board of Directors met to discuss a possible merger with United and the draft LOI. Management presented a summary of information learned to date concerning United, and a discussion ensued concerning: (i) United’s management and its experience; (ii) the proposed valuation of United in a merger and its relative attractiveness from the point of view of the Company’s stockholders; (iii) United’s capital structure and ownership; (iv) United’s market share in Florida and that of the Florida state-owned insurance company, Citizens Property Insurance Company (Citizens); and (v) the opportunities and risks in a merger with United. The Board also discussed the draft LOI and the remaining issues under discussion with United. Due to time constraints, the Board decided to recess the meeting and reconvene on January 17, 2008.

On January 17, 2008, the Board continued its discussion concerning United’s valuation in the proposed merger, and the Board's determination of United's valuation was based, in large part, on (i) details concerning fundamental financial results of United and comparisons to publicly-traded insurance companies; (ii) United’s expected balance sheet at the time of the proposed merger; (iii) the expected returns and risks in United’s business, including giving proper account to its exposure to catastrophe risk; and (iv) the opportunities and risks in expanding United’s business to other states. The board also considered several direct and indirect comparable companies, many of which overlapped with companies used by Piper Jaffray in making its comparisons. The companies evaluated by both FMG’s board and Piper Jaffray included 21 st Century Holding Company, IPC Holdings, Ltd., Universal Insurance Holdings, Inc., ACE, Ltd., XL Capital Ltd., Axis Capital Holdings Ltd., Allied World Assurance Company Holdings Ltd., Aspen Insurance Holdings Ltd., Allstate Corp., The Travelers Companies, Inc. and Hartford Financial Services Group, Inc. However, each of FMG’s board and Piper Jaffray did their investigation and analysis independent of one another without discussion of which companies to use as the basis for comparable comparisons.

The Board concluded that (a) United’s management, its experience in Florida, and its expected returns (after giving effect to its use of reinsurance and exposure to catastrophe risk) were positives for the transaction; (b) the opportunities for United were attractive, having given proper account to the risks associated with United’s market share size and the existence of the large competitors, including the state-owned insurance company Citizens; and (c) United’s valuation in the merger, its financial results to date, and its expected balance sheet at the time of the merger justified continuing the process of discussing a merger. Mr. Pratt also gave his opinion as to how the final issues in the LOI would be resolved in final negotiation and that such resolution of the issues would not differ materially from the draft LOI summarized above and presented to the Board. Following this discussion, the Board unanimously approved a resolution authorizing management, on behalf of the Company, to enter into an LOI with United on substantially the same terms as were presented in the draft LOI (and as negotiated to final resolution by management). The Board also instructed management that discussions should continue with those potential candidates for a business combination whom the Board and management agreed potentially fit the Company’s criteria.

On January 20, 2008, we sent to United a final LOI (comporting with the summary above in every material way) that United executed on the following day.

FMG and United arrived at the Merger consideration through mutual negotiation and discussion. The parties agreed the transaction should contain the following elements: cash at the time of the Merger; no need for any additional financing to complete the Merger; the issuance of FMG common stock as the majority of the Merger consideration; and an amount of additional cash consideration depending upon United’s post-Merger performance.

On January 24, 2008, at the Raymond James headquarters in St. Petersburg, Florida, Messrs. Pratt and Swets met with Messrs. Cronin, Griffin, Russell and Michael Farrell, United’s senior financial analyst and Keith Irvine (Raymond James), all representing United, in order to discuss the process for diligence and documentation.

Beginning with the January 24, 2008 meeting and continuing through the signing of the Agreement and Plan of Merger, we conducted diligence concerning United’s business, operations and financial results. Messrs. Pratt and Swets actively participated in numerous telephone conversations and email communications with officers and other representatives of United. We retained outside advisors and consultants who supplemented our work with reports concerning the following areas or functions: accounting, investments, policy administration, claims, reinsurance, actuarial computations (including computations of premiums, reserves for losses, reserves for lost adjustment expenses, unearned premiums and reinsurance recoverables) corporate structure, ownership and any material restrictions contained in United’s contracts and governing documents.

On February 22, 2008, the Company’s Board convened a discussion by teleconference. Our management described:

•	The scope of the diligence being conducted by us, including portions performed directly by Messrs. Pratt and Swets;

•
The personnel, backgrounds and references for the firms retained to perform diligence for us, which including an accounting firm, a law firm, an operations and internal audit consultant, a reinsurance broker and consultant and an actuarial consultant; and

•	Our findings to date from both management and from our outside retained firms and consultants.

The directors discussed the diligence findings and encouraged management to continue discussions with United, including preparation of a draft definitive merger agreement (which was delivered to United on March 7, 2008). The directors also encouraged management to continue discussions with other candidates concerning a potential business combination.

On March 14, 2008 the Company’s Board convened a discussion by teleconference. Management described its continuing analysis of United, its management, our diligence and the state of discussions concerning a definitive merger agreement. In particular, our management described:

•	A valuation and investment thesis for the merger with United;

•	Management’s assessment of United and its management, particularly with respect to United’s underwriting focus and risk management;

•	An assessment of United’s profit opportunities and risk to those profits under various scenarios; and

•	An analysis of the potential combined profits and earnings per share after a merger, both in absolute terms and relative to certain publicly-traded insurance companies.

The directors discussed these matters and encouraged management to continue discussions with United. We scheduled a meeting on March 20, 2008 to review (i) all of the steps taken by us in our discussions with United, (ii) diligence memoranda concerning United prepared by management and by our counsel (which were provided to the directors prior to the March 20 meeting) (iii) a draft definitive merger agreement in a form substantially similar to its final form (which was provided to directors prior to the March 20 meeting); (iv) a fairness opinion (prepared by Piper Jaffray) and (v) information concerning the status of discussions with other candidates concerning a potential business combination.

On March 20, 2008, FMG’s Board of Directors met to evaluate the materials set forth above in order to consider approval of a merger with United. Management presented the diligence findings and a summary of the status of discussions with other candidates concerning a potential business combination. Representatives of Piper Jaffray joined the meeting to discuss their opinion concerning the transaction.

During the meeting our directors considered many aspects of a merger with United, including, but not limited to:

•	The overall state of the Florida homeowners insurance business and the relative attractiveness of this market;

•	United’s historical record of success in the Florida market;

•	The expected return on equity for United’s business in comparison to others operating in the Florida market;

•	The expected profitability of United’s business after giving proper account to United’s exposure to, and management of, catastrophe risk;

•	Diligence reports concerning United’s balance sheet, including a review of its investment assets, loss reserves, unearned premium reserves and reinsurance arrangements;

•	Confirmations of United’s loss reserve estimates and claims practices by an independent actuary and an independent accounting firm retained by the Company;

•	United’s reinsurance program, underlying contract arrangements, and quality of reinsurance providers, including review of the findings of an independent reinsurance consultant retained by the Company;

•
The status of discussions with other candidates concerning a potential business combination, including management’s assessment of those candidates’ potential value, the probability of negotiating an acceptable business combination and the timeframe for so doing; and

•
The amount and form of the consideration to be paid by FMG to effect the merger, including the Piper Jaffray opinion that the transaction is fair, from a financial point of view, to the Company’s stockholders. From this, and their own assessment of the transaction, the directors concluded that United’s value also exceeds $30,176,383, or 80% of the Company’s assets held in its trust account.

FMG’s board discussed the opportunity and the potential adverse effects of a merger with United at its board meetings on January 15 and 17, on its conference call discussions on February 22 and March 14, and again at its meeting on March 20. Those discussions focused on the value and potential of a merger with United for our stockholders and an assessment of the risks and potential adverse effects of the merger. As a consequence, our board made a careful review of two primary areas that could cause adverse effects: (i) the risks of poor performance in United’s business and financial results, leading to an adverse effect on our stockholders; and (ii) failure to pursue a better merger candidate (if one could be identified), leading to an adverse effect on our stockholders. After due consideration, we determined to proceed with the merger proposal with United.

Our outside counsel, which was hired to assist with our initial public offering and has remained our outside counsel through the date hereof, attended all official meetings of our board of directors as well as board discussions held by conference call. We initiated contact with Piper Jaffray on approximately February 15 and officially engaged them on March 4. Piper Jaffray attended no meetings between FMG and United. The only meeting of FMG’s board of directors which Piper Jaffray attended was the March 20 meeting, as described above. Pali Capital, Inc., which served as the representative of the underwriters in our IPO, was retained on February 26, 2008 to render financial advisory and investment banking services to FMG in connection with the Merger. Pali Capital attended no meetings between FMG and United, nor did Pali attend any meetings of FMG’s board of directors. FMG also retained Actuarial Consultant in late January, 2008 and were present on some due diligence phone calls between FMG and United, but attended no other meetings between the companies or any meetings of FMG’s board of directors. FMG retained Blackman Kallick to assist with accounting due diligence. Blackman Kallick attended due diligence meetings between FMG and United on February 4 and February 5, but attended no other meetings. No other consultants have been retained. During the March 20 board meeting, FMG’s Board concluded that a merger with United on the terms described was in the best interests of our stockholders. FMG’s Board unanimously approved a resolution in favor of the merger with United and a resolution authorizing Messrs. Pratt and Swets to take all actions they deem necessary to finalize the Merger Agreement. The Merger Agreement was finalized and signed on April 2, 2008 and announced to the public on April 3, 2008.

During June 2008, we learned from our investment bankers and certain institutional investors who were participating in other “special purpose acquisition companies” that a tender offer may be a worthwhile initiative for us to consider. After consulting Pali, our investment bankers, our management believed, based on their market intelligence, that: (i) certain institutional investors might be interested in making an investment in FMG to fund a tender offer and (ii) our stockholders would benefit from having the option to tender their shares in a tender offer, subject to our obtaining the necessary financing for such a tender offer and our further obtaining approval of the proposed business combination. After reviewing these options, our management discussed these proposals with Mr. DeLacey at Raymond James & Associates, United's investment banker, and discussed the viability of securing the institutional financing for FMG to provide the means for a tender offer, recognizing that such tender offer would close simultaneously with, and be conditioned upon, the Merger. While our management had not concluded that stockholder approval could not be obtained absent additional financing and the tender offer, management believed our stockholders would benefit from having an option to tender their shares (in addition to their existing right of conversion). During discussions with Mr. DeLacey, we learned that, subject to the form, terms and conditions, and effect on the Merger Agreement of such financing, United would consider a financing proposal from FMG management and an associated proposal to authorize a tender offer for FMG shares.

On July 10, 2008, our Board held a call to discuss: (i) institutional investors that may have an interest in providing financing to FMG; (ii) the implications of different amounts and forms of financing; (iii) a proposed tender offer for FMG common stock; (iv) the effect on the Merger Agreement of such financing and tender offer; and (iv) the likelihood of securing financing during the time frame set forth in the Merger Agreement. The Board reached the conclusion that management should pursue discussions with institutional investors.

Also on July 10, Messrs. Pratt and DeLacey discussed the financing, the tender offer, and the implications for the Merger Agreement. Mr. DeLacey reviewed the following issues with Mr. Pratt: (i) United’s performance through the first half of 2008; (ii) the Merger Agreement had been negotiated by United with the expectation of a closing on or about June 30; (iii) a more probable closing date now would be very late in the third quarter, during which time United’s net earnings would be retained at United; and (iv) the tender offer would be available to FMG stockholders but not to United’s owners receiving FMG stock. Mr. Pratt authorized Pali to make a proposal, subject to FMG board approval, to increase the net economic consideration to United’s owners as compensation for the later expected closing date and the effects of the financing and the tender offer.

From July 10 through July 31, 2008, management held confidential discussions with a limited number of FMG stockholders and six institutional investors about a debt financing. Our Board held conference call discussions on July 21 and July 29, during which management and the Board discussed several forms of financing, the relative merits and issues of each, and the probability that one or more FMG stockholders or institutional investors would make an investment in FMG. At the close of each call, the Board concluded that pursuing the financing was in FMG stockholders’ best interest and instructed management to continue discussions with potential investors.

At the end of July and in early August, management presented non-binding terms for a debt financing (subject to approval of the business combination) to a limited number of potential institutional investors, a summary of which appears below:

•	$18,279,570 face amounts of 11% notes
•	Purchase price of 93% of face value, or $17,000,000
•	Interest paid semi-annually
•	Maturity three years from date of issue
•	Callable, at 105% of face value, for a one-month period after the first or second anniversary from date of issue

During July through early August, management and Pali continued negotiations with Raymond James concerning the financing and an amendment to the Merger Agreement.

On August 1, 2008, Pali (on behalf of FMG) made a proposal to Raymond James, a summary of which appears below:

•
FMG to commence a tender offer of up to $33,732,134 of FMG common stock at a per-share price to be determined. The size of the tender will be reduced by the amount of (i) FMG shares exercising the right of conversion and (ii) FMG shares exchanged by institutional investors into notes (see next point below)

•	FMG to issue notes, using the $17,000,000 proceeds as partial funding for the tender offer
•	Upon the closing of the merger, FMG would use available cash from the trust to fund the remaining requirements of the tender offer
•	Sponsor to transfer to United’s owners up to 212,877 shares of common stock as additional consideration for the merger

•	FMG to repurchase 100,000 units of the underwriter’s purchase option for $100 and to amend the underwriters’ purchase option, changing its expiration date to October 4, 2010

From August 1 through August 10, management and Mr. DeLacey continued negotiations.

On August 8, 2008, our Board held a conference call. Messrs. Pratt and Swets reported progress in negotiations with: (i) Mr. DeLacey concerning the Merger Agreement and (ii) potential investors in the notes. After a discussion, the Board concluded that pursuing the financing and negotiating terms for an amended Merger Agreement continued to be in FMG stockholders’ best interest and instructed management to continue the discussions.

On August 11, 2008, Messrs. Swets and DeLacey concluded their negotiations with the following terms (in addition to those set forth above):

•
FMG to issue 1 new warrant for each 8 shares of FMG stock paid to United as merger consideration (a total of 1,093,750 warrants) with terms identical to those warrants held by FMG’s public stockholders; and

•	The Sponsor to transfer to United’s owners one Sponsor warrant for each share of Sponsor common stock transferred as additional consideration for the merger

Management believed the combination of issuing new warrants to United’s owners as additional merger consideration and transferring FMG common stock and warrants from the Sponsor to United’s owners as additional merger consideration increase the likelihood of a vote in favor of a merger by United’s owners. We and our underwriters agreed to repurchase a portion of the underwriter’s purchase option because (i) such repurchase reduces the dilution our stockholders would otherwise experience as a result of the exercise of this portion and (ii) such repurchase increases the attractiveness of the merger for both United’s owners and FMG stockholders, thereby increasing the likelihood of (a) stockholder approval of the Merger and (b) our underwriters receiving their deferred underwriting discount upon the closing of the merger.

Also on August 11, our counsel sent to United’s counsel a draft amended and restated Merger Agreement, incorporating the terms proposed in Pali’s August 1 letter and the terms agreed to on August 11 by Messrs. Swets and DeLacey.

On August 15, 2008, five investors, including two current FMG stockholders, and an entity which Gordon Pratt and Larry Swets are the managing members, signed a note purchase agreement on terms described herein, including, among other things, a requirement FMG Investors LLC, our sponsor, be obligated, under certain circumstances, to pay to certain note holders “additional yield” in an amount up to 5% of the purchase price for the notes. The two current stockholders have the option (which they are expected to exercise) to purchase notes by means of exchanging an aggregate of 869,565 shares of FMG common stock (equal to 18.4% of FMG’s common stock issued in the IPO) at a value of $8.05 per share, the anticipated price at which FMG would conduct the tender offer, for an aggregate purchase price of $7,000,000, subject to our obtaining approval of the proposed business combination.

On August 13, 2008, we distributed to our Board materials that included, among other things, a description of the proposed note financing, the proposed tender offer, and the changes to the Merger Agreement, along with drafts of the transaction documents related to these matters.

On August 14, 2008, our Board of Directors met to discuss the financing, the tender offer, the Merger, and matters relating to those transactions. During the meeting our directors considered many aspects of these transactions, including, but not limited to:

•	The cost, terms, and conditions of the notes;
•	The number of shares to include in the tender offer, conditions to the tender, and the price per share to be paid in the tender;
•	Changes to the Merger Agreement, including the additional consideration to be paid by our Company and by our Sponsor;
•	A review of the facts and conclusions the Board reached at its March 20, 2008 meeting as described on page 53;
•	United’s performance to date; and
•	The effect of the notes, the tender offer, and the amended Merger Agreement on our stockholders.

After discussion and due consideration, the Board concluded that the economic effect of the net additional merger consideration paid by our Company, namely the 1,093,750 additional warrants, is appropriate primarily as a result of: (i) United’s financial performance through June 30, 2008; (ii) additional value expected from United’s earnings in the third quarter 2008 that will be retained in United; and (iii) the benefit of reduced potential dilution for our stockholders due to our repurchase of 100,000 units of the underwriter’s purchase option. Our Board considered seeking a new fairness opinion from Piper Jaffray concerning the transaction but ultimately declined to do so for the reasons cited in (i) through (iii) above and because there have been no material changes in United’s performance or in the projections or assumptions on which Piper Jaffray based its opinion.

The Board also discussed (i) authorizing the Company to make a tender offer for up to 3,320,762 shares (reduced by the number of shares held by stockholders voting against the business combination and exercising their right of conversion) at a price of up to $8.05 per share to close simultaneously with, and conditioned upon, the Merger and (ii) the terms of the notes to be issued as partial funding for the tender offer. After discussion and due consideration, the Board concluded that the tender offer and the associated placement of the notes provide an important additional liquidity option for our stockholders.

During the August 14 Board meeting, the FMG Board of Directors concluded that a merger with United under the terms of the amended and restated Merger Agreement, and the proposed tender offer and associated note financing, are all in the best interest of our stockholders. FMG’s Board unanimously approved a resolution in favor of the merger, the tender offer, and the offering of the notes and approved a resolution authorizing Messrs. Pratt and Swets to take all actions they deem necessary to carry out these transactions. On August 15, 2008, management agreed with United to issue up to 212,877 shares of common stock, and an equal number of warrants, as contingent compensation to United’s members, as described more fully herein. Management determined such compensation has no net effect on the Company as FMG Investors LLC, our sponsor, agreed to return to the Company for cancellation an equal number of common shares and warrants.

On August 15, 2008, Management agreed with United to issue up to 212,877 shares of common stock, and an equal number of warrants, as contingent compensation to United’s members, as described more fully herein. Management determined such compensation has no net effect on the Company as FMG Investors LLC, our sponsor, agreed to return to the Company for cancellation an equal number of common shares and warrants.

The Merger Agreement was finalized and signed on August 15, 2008 and an announcement of the revised merger terms, the note offering, and the tender offer was made to the public on August 15, 2008.

Interests of United Directors and Officers in the Merger

Gregory C. Branch, Alec C. Poitevint, and Kent G. Whittemore, directors of United, will be directors of the combined company following the Merger.

Interests of FMG Directors and Officers in the Merger

In considering the recommendation of the Board of Directors of the Company to vote for the proposals to approve and adopt the Merger Agreement and the Merger, you should be aware that certain members of the Company’s Board have agreements or arrangements that provide them with interests in the Merger that differ from, or are in addition to, those of the Company stockholders generally. In particular:

• If the Merger is not approved, the Company may be required to liquidate, and the shares of common stock and warrants held by the Company’s executive officers and directors will be worthless because the Company’s executive officers and directors are not entitled to receive any of the net proceeds of the Company’s IPO that may be distributed upon liquidation of the Company. The Company’s executive officers, directors and special advisor own a total 1,183,406 shares of the Company’s common stock that have a market value of approximately $8,698,034 based on the Company’s share price of $7.35 as of August 13, 2008. The Company’s executive officers and directors also own 1,300,000 and 1,250,000 warrants, respectively, to purchase shares of the Company’s common stock that have a market value of $338,000 and $325,000, respectively based on the Company’s warrant price of $0.26 as of August 13, 2008. Other than with respect to the shares and warrants owned by our sponsor which are subject to forfeiture as described herein, the Company’s executive officers, directors and special advisors are contractually prohibited from selling their shares of common stock prior to one year after the consummation of a business combination, during which time the value of the shares may increase or decrease.

• Our sponsor, FMG Investors LLC, an entity owned by each of Gordon G. Pratt, our President, Chairman and CEO, and Larry Swets, Jr. , our Chief Financial Officer and Secretary, has agreed to forfeit up to 212,877 shares of common stock and an equal number of warrants, as set forth more particularly herein, in connection with the Merger.

• In connection with the private placement, United Noteholders LLC will purchase Notes with a face value of $537,634 for a purchase price of $500,000. United Noteholders LLC was formed for the sole purpose of purchasing these Notes and its members include certain officers and directors of FMG as well as certain employees of Pali Capital, Inc. See “The Merger Proposal--Interests of FMG Directors and Officers and Officers” and “Summary--Interests of Pali Capital in the Merger; Fees” for additional information regarding the interests of these parties.

• It is currently anticipated that Messrs. Gordon G. Pratt, Larry G. Swets, Jr. and James R. Zuhlke, all of whom are current directors of the Company, will continue as directors of the Company after the Merger.

The Company’s Reasons for the Merger and Recommendation of the Company’s Board

In the prospectus relating to our IPO, we stated our intention to focus our pursuit of a business combination on merger partners in the insurance industry. On page 53 of this proxy statement/prospectus, we enumerate all the material factors considered in pursuing this particular transaction. Other factors used in making a determination whether to proceed with the Merger, none of which were deemed factors weighing against pursuing the Merger and none of which were material in any event, were results of background checks done on United’s management, the ability of FMG’s current management team to work with United following the Merger and the results of the various due diligence investigations undertaken on United.

We believe the Merger meets our original investment objectives.   In light of the complexity of those factors, our Board of Directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Individual members of our Board of Directors may have given different weight to different factors.

Based upon our evaluation as set forth above, our Board of Directors has unanimously approved the Merger and determined it is in the best interests of the Company and our stockholders.

Terms of the Merger Agreement

The terms of the Merger Agreement, including the closing conditions, are customary and reasonable. It was important to the Company’s Board of Directors that the Merger Agreement include customary terms and conditions as it believed such terms and conditions would allow for a more efficient closing process and lower transaction expenses.

The Company’s Board of Directors believes the above factors strongly supported its determination and recommendation to approve the Merger. The Company’s Board of Directors did, however, consider the following potentially negative factors, among others, including the Risk Factors, in its deliberations concerning the Merger:

The risk its public stockholders would vote against the Merger and exercise their conversion rights

The Company’s Board of Directors considered the risk the current public stockholders of the Company would vote against the Merger and demand to convert their shares for cash upon consummation of the Merger, thereby depleting the amount of cash available to the combined company following the Merger. For reasons stated above, the Company’s Board of Directors deemed this risk to be less with regard to United than it would be for other merger partners and believes the Company will still be able to implement its business plan, even if the maximum number of public stockholders exercised their conversion rights.

Certain officers and directors of the Company may have different interests in the Merger than the Company stockholders

The Company’s Board of Directors considered the fact certain officers and directors of the Company may have interests in the Merger different from, or in addition to, the interests of the Company stockholders generally, including the matters described under “Interests of FMG and Officers in the Merger” above.

Limitations on indemnification set forth in the Merger Agreement

The Company’s Board of Directors considered the limitations on indemnification set forth in the Merger Agreement. See “The Merger Agreement.” The Board of Directors of the Company determined that such limitations are consistent with what could be expected.

The risk United and its affiliates would control a significant percentage of our issued shares stock after the transaction.

Upon the consummation of the Merger, the members of United will beneficially own approximately 60% of the common stock of FMG, assuming no conversion of stock by public stockholders, and approximately 68% if the maximum number of shares is converted. Therefore, the members of United will be able to exercise significant control over the operations of FMG and may vote its common stock in ways that are adverse or otherwise not in the best interest of our stockholders as a group.

The risk the Company’s current stockholders will experience substantial dilution upon consummation of the Merger.

If we consummate the Merger, we will issue, in the aggregate, 8,750,000 shares of our common stock and 1,093,750 warrants. Our IPO stockholders currently own approximately 80% of the Company’s outstanding capital stock. Following the Merger, all current FMG stockholders will own approximately 34% of our common stock (after considering the exchange but before tender offer). Our net income per share for the six months ended June 30, 2008, assuming no holders exercise their conversion rights, will increase from $(0.02) to $0.81 on a pro forma basis (or $0.90 per share on a diluted, pro forma basis assuming 1,419,614 shares convert). We believe, despite the dilution in ownership our IPO stockholders will experience as a result of the Merger, this transaction is still beneficial for them.

The lack of approval of the Merger from United’s members prior to the execution of the Merger Agreement.

While it would have been preferable to have the required approval of the members of United upon the execution of the Merger Agreement, such approval is, necessarily, a closing condition. We expect the vote to be taken by United’s members following the effectiveness of this proxy but prior to the date of the Special Meeting. Additionally, in the event the members of United do not approve the Merger, we are entitled to terminate the Merger Agreement and receive reimbursement from United for all costs, expenses and fees incurred in connection with the transactions contemplated hereby, up to a maximum of $500,000, within three (3) business days of the date of written notice of termination of the Merger Agreement. Despite the lack of approval of United’s members prior to the date hereof, we believe the Merger is beneficial to our stockholders.

United’s Reasons for the Merger with the Company

United’s board of managers believes the proposed merger between the Company and United is in the best interests of United and its members based on the following:

•
The Merger would allow United to more easily access capital through public markets in order to increase the statutory capital and surplus of its insurance company subsidiaries providing it the ability to expand the number of property and casualty insurance policies that it writes in the State of Florida.

•
The abilities and experience of the directors of the Company who are expected to remain as directors of the Company after the Merger will be highly valuable in executing its business strategy. See “ Directors and Management of the Company Following the Merger.”

•
The Company common stock issued in the Merger will be publicly traded, which could provide liquidity to United’s members and provide the business with access to the public capital markets, the ability to attract, retain and incentivize highly qualified employees with grants of options for, or other equity awards in the form of, publicly traded stock.

•	The resulting publicly traded stock will present United with greater ability to use stock as acquisition or partnership currency.

In addition to the primary reasons set forth above, United’s board also considered certain potentially negative factors in its deliberations, including the risk that the Merger may not be completed, risks associated with a potentially illiquid trading market for the Company common stock and costs associated with being a public company, among others.

FAIRNESS OPINION OF PIPER JAFFRAY

The Company retained Piper Jaffray to provide a Fairness Opinion to the Company’s Board of Directors in connection with the Merger.

On March 20, 2008, our Board of Directors held a meeting to evaluate the proposed Merger with United. At this meeting, Piper Jaffray reviewed the financial aspects of the proposed Merger and rendered an oral opinion to our Board of Directors, which was subsequently confirmed by delivery of a written opinion, dated March 20, 2008, that as of the date of the opinion, and subject to the factors and assumptions set forth in the written opinion, the consideration to be paid pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of our common stock. The opinion was rendered solely in connection with the original merger agreement dated April 2, 2008. After discussion and due consideration, the Board concluded that the net economic effect of the additional merger consideration paid by the Company, namely the 1,093,750 additional warrants, is appropriate primarily as a result of: (i) United’s financial performance through June 30, 2008; (ii) additional value expected from United’s earnings in the third quarter 2008 that will be retained in United; and (iii) the benefit of reduced potential dilution for our stockholders due to our repurchase of 100,000 units of the underwriter’s purchase option.  Our Board considered seeking a new fairness opinion from Piper Jaffray concerning the transaction but ultimately declined to do so for the reasons cited in (i) through (iii) above and because there have been no material changes in United’s performance or in the projections or assumptions on which Piper Jaffray based its opinion.

The full text of the written opinion by Piper Jaffray is attached as Annex C to this proxy statement. Stockholders are urged to read the opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Piper Jaffray in rendering its opinion. The summary of the Piper Jaffray opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. The Piper Jaffray opinion is addressed to the Company’s Board of Directors, by its terms, may not be relied on by FMG’s stockholders and addresses only the fairness to the Company, from a financial point of view, of the consideration to be paid by FMG in the Merger. The Piper Jaffray opinion does not constitute a recommendation to any Company stockholder as to how that stockholder should vote or act on any matter relating to the Merger (including, without limitation, with respect to the exercise of rights to convert Company shares into cash). Further, the Piper Jaffray opinion does not in any manner address the underlying business decision of the Company to engage in the Merger or the relative merits of the Merger as compared to any alternative business decision or strategy (including, without limitation, a liquidation of the Company after not completing a business combination transaction within the allotted time). The decision as to whether to approve the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Piper Jaffray opinion is based.

Piper Jaffray’s opinion was intended solely for the use and benefit of our Board of Directors in connection with its consideration of the Merger, does not address the merits of the underlying decision by us to enter into the Merger Agreement or any of the transactions contemplated thereby, including the Merger, and does not constitute a recommendation to any of our stockholders as to how that stockholder should vote on, or take any action with respect to, the Merger or any related matter. Piper Jaffray was not asked to address nor does its opinion address, the fairness to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of FMG. Any defense of the Fairness Opinion against claims brought by Company stockholders based on the fact such opinion is intended solely for the use and benefit of the Company’s board of directors is expected to be resolved by a court of competent jurisdiction. Any such defense will have no effect on the rights and responsibilities of FMG’s board of directors under applicable state law nor any effect on the rights and responsibilities of Piper J affray or FMG’s board of directors under federal securities laws.

In connection with its opinion, Piper Jaffray reviewed and analyzed the Merger and the financial and operating condition of United and us, including, among other things, the following:

•	a draft of the Merger Agreement, dated March 20, 2008;

•	other relevant draft documents related to the Merger;

•	United’s annual reports for the fiscal years ended December 31, 2004 through December 31, 2007;

•
forecasts and projections prepared by United’s management with respect to United for the fiscal years ended December 31, 2008 through December 31, 2012, which such projections may be deemed to differ materially from publicly available information on United and which such information included (a) limited forecast information relating to United’s business, having been advised that more detailed financial forecasts for the business were not available and (b) certain adjustments to United’s historical financial statements that were prepared by the management of United and also agreed to by the Company’s management;

•
certain financial data of United and compared it to publicly available financial data for certain other companies that Piper Jaffray deemed comparable to United, and publicly available prices in other business combinations that Piper Jaffray considered relevant in its analysis;

•
publicly available financial information concerning the Company that Piper Jaffray believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the Registration Statement on Form S-1 filed with the SEC on October 4, 2007;

•	certain other communications from the Company to its stockholders;

•	certain internal financial analyses and forecasts for the Company and United prepared by Company management;

•	unit, common stock and warrant reported price and trading activity for the Company; and

•	conducted such other studies, analyses and inquiries as it deemed appropriate.

Piper Jaffray also:

•	held several discussions with certain members of United’s senior management to discuss operations, financial condition, future prospects and projected operations and performance of United; and

•
met with certain members of the Company’s senior management to discuss the existing operations and financial condition of the Company, as well as operations, financial condition and business strategy post-Merger.

Piper Jaffray also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the insurance industry generally. Piper Jaffray’s opinion is necessarily based upon conditions as they existed and could be evaluated on the date of its opinion and the information made available to it through the date thereof. In conducting its review and arriving at its opinion, Piper Jaffray, with our consent, assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not assume any responsibility for independently verifying the accuracy or completeness of any such information. Piper Jaffray, with our consent, relied upon United’s management as to the reasonableness and achievability of the financial and operating forecasts and projections (and the related assumptions and bases) provided to it, and assumed that such forecasts and projections were reasonably prepared by United’s management on bases reflecting the best currently available estimates and judgments of United’s management and that such forecasts and projections would be realized in the amounts and in the time periods currently estimated by United’s management. Piper Jaffray expresses no view as to such forecasts or projections or the assumptions upon which they were based. Piper Jaffrey is not an expert in the independent verification of the adequacy of reserves for loss and loss adjustment expenses and assumed, with our consent, that United’s aggregate reserves for loss and loss adjustment expenses are adequate to cover such losses. In that regard, Piper Jaffray made no analysis of, and expressed no opinion as to, the adequacy of reserves for loss and loss adjustment expenses.  In rendering its opinion, Piper Jaffray did not make or obtain any evaluations or appraisals of the property of United or us, nor did it examine any of United’s individual underwriting files. In addition, Piper Jaffray has not assumed any obligation to conduct any physical inspection of United’s properties or facilities.

Piper Jaffray assumed, with our consent, that the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on United or us. Piper Jaffray further assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Piper Jaffray.

The following is a summary of the material analyses presented by Piper Jaffray to our Board of Directors on March 20, 2008 in connection with its review of the financial considerations of the Merger. The summary is not a complete description of the analyses underlying the Piper Jaffray opinion or the presentation made by Piper Jaffray to our Board of Directors, but summarizes the analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Piper Jaffray did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Jaffray did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Piper Jaffray made its determination that the Merger consideration to be received by holders of United membership units was fair, from a financial point of view, to the holders of our common stock on the basis of its experience and professional judgment, after considering the results of all of its analyses taken as a whole. The financial analyses summarized below include information presented in tabular format, which do not constitute a complete description of Piper Jaffray’s financial analyses and must be read in conjunction with the accompanying text. Accordingly, Piper Jaffray believes its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Piper Jaffray’s analyses and opinion. Piper Jaffray informed the Company there were no specific factors that did not support the fairness opinion provided by Piper Jaffray.

Summary of Proposal. Piper Jaffray reviewed the financial terms of the proposed transaction. Pursuant to the Merger Agreement, United will receive Twenty Five Million Dollars ($25,000,000) in cash; plus, Eight Million Seven Hundred Fifty Thousand (8,750,000) shares of FMG common stock; plus up to Five Million Dollars ($5,000,000) in cash, based on certain operating performance targets. Assuming that certain performance targets are achieved post-Merger, aggregate transaction value to the holders of United membership units could equal as much as $100 million based on the number of shares and options outstanding on March 20, 2008.

Comparable Companies Analysis. Using publicly available information, Piper Jaffray compared United’s financial performance and financial condition to those of a group of selected publicly-traded personal lines property-casualty insurance companies and “offshore” reinsurance companies. These companies: (i) are all publicly traded in the U.S., (ii) focus on personal lines property insurance and/or property reinsurance, (iii) have significant exposure to property catastrophe risk in the State of Florida, (iv) have a market capitalization of  less than $2 billion and (v) are reasonably comparable to United in terms of overall financial and operating metrics. These companies were selected based on Piper Jaffray’s professional judgment considering characteristics such as the type of insurance written and market capitalization. No companies that met this selection criteria were excluded from our analysis. None of the selected companies are directly comparable to United and, therefore, the results of the selected companies analysis are primarily financial calculations rather than detailed analyses of the differences in operating characteristics and business mixes of the various companies. Appropriate use of the data includes qualitative judgments concerning, among other things, differences among the companies. United and comparable company results were adjusted to omit the tax-affected value of any “take-out” bonuses earned.

Selected personal lines property-casualty insurance companies included:

•	Infinity Property & Casualty (IPCC)
•	Hilltop Holdings (HTH)

•	Safety Insurance Group (SAFT)
•	Donegal Group (DGICA)
•	First Acceptance (FAC)
•	Universal Insurance Holdings (UVE)
•	GAINSCO (GAN)
•	21 st Century Holding Company (TCHC)

Selected “offshore” reinsurance companies included:

•	Validus Holdings, Ltd. (VR)
•	IPC Holdings, Ltd. (IPCR)
•	Montpelier Re Holdings, Ltd. (MRH)
•	Flagstone Reinsurance Holdings, Ltd. (FSR)

The following is a summary of Piper Jaffray’s analysis of certain key performance metrics and ratios:

		U.S. Personal Lines	Bermuda Reinsurer
2007 GAAP Statistic	United (1)	Median	Median
Loss & LAE Ratio	30.1%	63.2%	24.3%
Expense Ratio	54.5	29.2	30.7
Combined Ratio	84.6	93.6	63.1
ROAE	64.9	11.4	19.4
Net Income Margin	26.6	12.1	42.4
(1) Assuming a 37.6% corporate tax rate

For each selected company, Piper Jaffray calculated the ratio of its earnings per share for 2007 and estimated earnings per share for 2008, based on Reuters consensus estimates, to its stock price as of March 19, 2008. For 2007, and excluding first and fourth quartile multiples, Piper Jaffray calculated earnings multiples of the selected companies as ranging from a low of 2.6x to a high of 5.9x. For 2008, using the same methodology, Piper Jaffray calculated earnings multiples of the selected companies as ranging from a low of 5.9x to a high of 7.2x. By applying the derived range of multiples for 2007 of 2.6x to 5.9x to United’s net income of $21.5 million, Piper Jaffray derived a range of implied equity values for United of between approximately  $55.3 million and $126.6 million. By applying the derived range of multiples for 2008 of 5.9x to 7.2x to United’s 2008 estimated net income of $19.3 million, based on United management ’ s estimates, Piper Jaffray derived a range of implied equity values for United of between approximately $114.1 million and $139.5 million.

Piper Jaffray also calculated the ratio of closing stock price as of March 19, 2008 to reported GAAP book value per share at December 31, 2007 of the selected companies. Piper Jaffray calculated price to book value multiples ranging from a low of 0.9x to a high of 1.1x, excluding first and fourth quartile multiples. By applying the derived range of multiples to United’s reported December 31, 2007 book value of $46.1 million, Piper Jaffray derived a range of implied equity values for United of between $40.4 million and $51.7 million.

Calculations in this analysis do not include a “change of control premium” despite the fact that one is customarily paid in the event of a merger or acquisition. Based on the analyses described above, Piper Jaffray calculated the following implied ranges of approximate trading values for United:

Implied Trading Values Based on Management Estimates
2007 Net Income	$55.3 – $126.6
2008E Net Income	114.1 – 139.5
2007 Book Value, as of December 31, 2007	40.4 – 51.7

Comparable Transactions Analysis

Using publicly available information, Piper Jaffray reviewed the range of implied multiples paid or payable in selected change of control transactions announced since January 1, 2000 with announced deal values greater than $15 million involving certain target companies participating in the United States personal lines segment of the property-casualty insurance market. An analysis of the resulting multiples of the selected precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that may have affected the selected transactions and/or the Merger. Accordingly, while Piper Jaffray assessed selected precedent transactions in the personal lines sector of the property-casualty insurance marketplace, it determined that many of such transactions offered limited comparability to the Merger due to, among other things, the limited information publicly available for many of the precedent transactions, potential differences in operating characteristics and performance of the target companies in the precedent transactions and changes in the insurance industry market conditions since some of the precedent transactions were announced. No selected comparable company or transaction was identical to United or the Merger.

Selected transactions included:

Announcement Date	Target	Acquirer
March 1, 2007	Bristol West Holdings Inc.	Zurich Financial Services AG
December 4, 2006	Direct General Corp.	Elara Holdings Inc.
June 14, 2005	Affirmative Insurance Holdings	New Affirmative LLC
December 15, 2003	USAuto Holdings Inc.	Libert é Investors
April 18, 2001	FL Select Ins Holdings Inc.	Vesta Insurance Group Inc.
October 31, 2000	Farm Family Holdings Inc.	American National Insurance

For each precedent transaction, Piper Jaffray derived and compared, among other things, the implied equity value paid for the acquired company to the (a) GAAP net income of the acquired company for the latest twelve months, or LTM, of results prior to the time the transaction was announced and (b) reported GAAP book value of the acquired company at the most recent quarter ended prior to announcement.

Based on the analyses described above, Piper Jaffray calculated the (a) multiples of transaction equity value to the LTM GAAP net income for the target companies, excluding first and fourth quartile multiples, as ranging from a low of 8.3x to a high of 15.2x and (b) multiples of transaction equity value to GAAP book value for the target companies prior to announcement as ranging from a low of 0.9x to a high of 2.0x. Based upon the minimum and maximum transaction equity values to LTM GAAP net income multiples derived from this analysis, Piper Jaffray calculated a range of implied equity values for United of between $178.5 million and $326.4 million based on United’s LTM GAAP net income of $21.5 million for the period ending December 31, 2007. Based upon the minimum and maximum transaction equity values to GAAP book value multiples derived from this analysis, Piper Jaffray calculated a range of implied equity values for United of between $42.5 million and $94.3 million based on United’s reported December 31, 2007 GAAP book value of $46.1 million.

Based on the analyses described above, Piper Jaffray calculated the following implied ranges of trading values for United:

Comparable Transaction Analysis
2007 Net Income	$178.5 – $326.4
2007 Book Value, as of December 31, 2007	42.5 – 94.3

Discounted Cash Flow Analysis

Piper Jaffray performed a discounted cash flow analysis to generate a range for the implied present value of United assuming it continued to operate as a stand-alone company.

This range was determined by adding the (a) present value of United’s estimated future free cash flows for the years 2008 through 2012 and (b) present value of the terminal value of United. Terminal values for United were calculated based on a range of terminal multiples applied to the 2012 book value.

In connection with this analysis, Piper Jaffray utilized, with our consent, the five-year projections provided by United’s management reflecting United’s best currently available estimates and judgments of the future financial performance of United. As part of its analysis and with our consent, Piper Jaffray assumed, among other things, that (a) all operating cash flow would be retained to support the growth of the business and maintain financial strength ratings at the insurance company level and (b) United would be sold at December 31, 2012, based on a trailing multiple with the proceeds being discounted back to present value.

Piper Jaffray estimated the range for the implied present value of United by varying the following assumptions:

•	a terminal multiple applied to year 2012 estimated GAAP book value of 1.0x; and

•
discount rates representing a weighted average cost of capital ranging from 20% to 30%, which range Piper Jaffray, in its professional judgment, deemed reasonable for a small market capitalization company with the risk characteristics of United’s insurance operations.

Piper Jaffray has informed us they selected a terminal book value multiple based on the book value transaction multiples used in the comparable transactions analysis. Notwithstanding the fact that United would implicitly be a larger and more diversified company at the end of the projection period, Piper Jaffray selected the low end of the book value change of control multiple range to be conservative. This analysis resulted in a range for the implied present value of United of $124.6 million to $173.0 million.

Piper Jaffray stated that, while discounted cash flow analysis is a widely accepted and practiced valuation methodology, it is highly sensitive to the assumptions for projected growth in net income and shareholders’ equity, terminal exit multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of United’s actual or expected future value or results.

Miscellaneous. Our Board of Directors retained Piper Jaffray as an independent contractor to render an opinion to us regarding the Merger. The Company paid Piper Jaffray a fee of $50,000, plus reimbursement of its actual out-of-pocket expenses. As part of its investment banking business, Piper Jaffray is continually engaged in the valuation of insurance company and insurance holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of financial institutions, including insurance companies, Piper Jaffray has experience in, and knowledge of, the valuation of insurance enterprises. In the ordinary course of its business as a broker-dealer, Piper Jaffray may from time to time purchase securities from, and sell securities to, us, and as a market maker in securities, Piper Jaffray may from time to time have a long or short position in, and buy or sell, our debt or equity securities for its own account and for the accounts of its customers.

Piper Jaffray made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Piper Jaffray reviewed the foregoing analyses for purposes of providing its opinion to our Board of Directors as to the fairness from a financial point of view, of the Merger consideration to be provided by holders of our common stock. Piper Jaffray did not, recommend any specific consideration amount to us or to our Board of Directors. Piper Jaffray informed the Company there were no specific factors that did not support the fairness opinion provided by Piper Jaffray.

As described above, Piper Jaffray’s opinion to the Board of Directors was one of many factors taken into consideration by our Board of Directors in making its determination to approve the Manager Agreement. The foregoing summary does not purport to be a complete description of the analyses performed and reviewed by Piper Jaffray.

In selecting the financial advisory firm to provide an opinion concerning the Merger, FMG considered several firms known to its management and considered many factors, including (i) the firm’s familiarity with analyzing the insurance industry and with insurance company values; (ii) the knowledge and skill of the personnel performing the analysis to provide the basis for the opinion; and (iii) the overall reputation of the financial advisory firm. After discussing the assignment with Piper Jaffray, we entered into a negotiation to determine the fee for this assignment and, after a discussion among our management, retained Piper Jaffray to render the fairness opinion. Other than the preparation of the Fairness Opinion, during the two years preceding the date of the Fairness Opinion, Piper Jaffray has not had a material relationship with any party to the Merger for which compensation has been received or is intended to be received.

THE MERGER AGREEMENT

The following summary of the material provisions of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

Overview of the Merger

On April 2, 2008, the Company entered into an Agreement and Plan of Merger, which was amended and restated in its entirety on August 15, 2008 (the “Merger Agreement”) pursuant to which United Subsidiary agreed to merge with and into United, and United agreed, subject to receipt of the merger consideration from FMG, to become a wholly-owned subsidiary of FMG (the “Merger”). Under the terms of the Merger Agreement, the Company will acquire all of the issued membership units of United, a Florida limited liability company, through a reverse merger acquisition involving United and United Subsidiary Corp.

The Merger is structured such that United will become a wholly-owned subsidiary of the Company. If the stockholders of the Company approve the transaction contemplated by the Merger Agreement, FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

Merger Consideration

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

(i)	$25,000,000 in cash;

(ii)	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

(iii)	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

(iv)	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

(v)	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and

(vi)	up to an additional 212,877 shares of FMG common stock.

The number of warrants that United’s members will receive pursuant to clause (vi) will be equal to the number of shares of FMG common stock received pursuant to clause (v).

The number of shares of FMG common stock that United’s members will receive pursuant to clause (v) will be equal to the sum of the following amounts:

•
(A) the product obtained by multiplying (1) the percentage of FMG common stock which will be owned by United’s members in the aggregate immediately following the closing of the Merger, after giving effect to the tender offer and the exchange offer and (2) the amount of the original issue discount of the Notes, divided by (B) $8.00;

•
(A) the product obtained by multiplying (1) the percentage of FMG common stock which will be owned by United’s members in the aggregate immediately following the closing of the Merger, after giving effect to the tender offer and the exchange offer and (2) ten percent of the amount of cash required for the tender offer above the sum of $11,232,884 and the cash proceeds received from the sale of the Notes, divided by (B) $8.00; and

•
(A) The percentage of FMG common stock which will be owned by United’s members in the aggregate immediately following the closing of the Merger, on a fully diluted basis, after giving effect to the tender offer and the exchange offer multiplied by (B) the product obtained by multiplying $0.05 and the sum of (1) the number of shares of FMG common stock received by the Company in the exchange offer and (2) the number of shares of FMG common stock purchased in the tender offer; divided by (C) $8.00.

Closing of Merger Agreement

Subject to the provisions of the Merger Agreement, the closing of the Merger will take place no later than the date that is the earlier of (A) six months from filing of this registration statement or (B) November 2, 2008, after all of the conditions described in the section below entitled “Conditions to Closing the Merger” have been satisfied, unless the Company and United agree to another time. In the event the Merger Agreement is not consummated for any reason, we have no obligation to pay any termination fees to United.

As stated in our final prospectus for our IPO as filed with the SEC on October 4, 2007, we will liquidate promptly after cessation of our corporate existence on October 4, 2009 if we have not consummated an acquisition or other business combination by such date. Pursuant to the terms of the Merger Agreement, we will have sufficient time to close on the Merger.

Conditions to Closing the Merger

The obligation of FMG to close on the Merger is contingent upon:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of United’s representations and warranties, when considered both collectively and individually;

(ii)  United’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”);

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv) not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First and Second Amendment Proposals;

(vi)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(viii) the private placement, including the exchange offer, and the tender offer shall have taken place;

(ix) the officers are, and the Board of Directors of FMG following the Merger is constituted as set forth as the Board of Directors recommends, as fully described herein; and

(x)  the consent of not less than 66% of the membership units of United to the Merger and no more than ten percent (10%) of the outstanding membership units of United shall constitute dissenting membership units under Florida law.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by the Company.

United’s obligation to close on the Merger is contingent upon:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of FMG’s representations and warranties;

(ii)  FMG’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”);

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv) not more  than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First and Second Amendment Proposals;

(vi)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  the private placement, including the exchange offer, and the tender offer shall have taken place;

(viii) no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; and

(ix)  the officers and the Board of Directors of FMG following the Merger is constituted as set forth as the Board of Directors recommends, as fully described herein.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by United.

Representations and Warranties

The Merger Agreement contains a number of representations that each of the Company, United Subsidiary and United have made to each other. These representations and warranties include but are not limited to the following: (i) Due organization and proper qualification; (ii) Clear title to the Membership units of United; (iii) No ownership of stock in other entities; (iv) The due and valid authorization, execution, delivery and enforceability of the Merger Agreement and other instruments contemplated thereby against all parties; (v) The absence of conflicts or violations by any party under their respective organizational documents, applicable laws and certain agreements; (vi) The valid receipt of all consents and approvals; (vii) Capitalization is as has been previously disclosed; (viii) The books and records previously provided are materially complete and accurate; (ix) Valid title to properties and the lack of encumbrances on properties or assets; (x) Enumeration of liabilities and guarantees; (xi) Existence of any regulatory matters; (xii) Absence of certain changes or events; (xiii) The status of current legal proceedings, if any; (xiv) A complete list of material contracts; (xv) Confirmation of its employees and a statement that its labor relations are strong; (xvi) Valid ownership or license of intellectual property; and (xvii) Absence of liability for brokerage, finders’ fees or agents’ commission as a result of the Merger Agreement.

Materiality and Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect. For the purposes of the Merger Agreement, Material Adverse Effect means any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company or United, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets but only to the extent such events are deemed to have a direct impact on the existing operations of the Company or United and its future operating prospects, (ii) any change affecting the United States economy generally or the economy of any region in which the Company or United conducts business that is material to the business of such entity but only to the extent such events are deemed to have a direct impact on the existing operations of the Company or United and its future operating prospects, (iii) the announcement of the execution of this Agreement, or the pendency of the consummation of the Merger, (iv) any change in GAAP or interpretation thereof after the date hereof, or (v) the execution and performance of or compliance with this Agreement .

Covenants of the Parties

Each of the Company, United Subsidiary and United have agreed to use their commercially reasonable best efforts to promptly take all necessary actions to effect the Merger. United has agreed to afford the Company full and free access to United’s books, records and contracts.

United and the Company also covenanted to consult with one another on any material operational matter relating to either entity’s, and to consult with and obtain the permission of the other party before causing United or the Company to assume any additional obligations or liabilities outside the normal course of its business.

In the event United enters into any reinsurance agreement or a new lease for its office space, FMG may object to the terms in any of such agreements and if, after negotiations by the parties, they are are unable to resolve FMG’s objections, FMG may terminate the Merger Agreement.

United acknowledged and agreed it will not have at any time prior to the closing of the Merger Agreement any claim against the funds held in the Company’s trust account and has waived any claims United may have against the trust account at any time prior to the closing.

Director Nominees

Under the Merger Agreement, United has the right to nominate, and the Company has agreed to cause the appointment and election of, three members of the Board of Directors of FMG. In addition, two of our current board members will resign.

Indemnification Provisions

From the date of the Merger Agreement through the date of consummation of the Merger, each of FMG and United agree to indemnify and hold harmless the other (including subsidiaries, affiliates, successors, assigns, and their respective officers, directors, employees and agents) from and against any liabilities, claims (including claims by third parties), demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys’, consultants’ and other professional fees and disbursements of every kind, nature and description) that the indemnified party may sustain, suffer or incur and that result from, arise out of or relate to (i) any breach by the other of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and/ or (ii) any fraud committed by or the willful breach of the Merger Agreement by the other party.

The parties’ rights to indemnification are subject to the following limitations:

(i) The maximum aggregate amount of damages that may be recovered shall not exceed $1,000,000.

(ii) Any claim for indemnification hereunder may not be pursued and is hereby irrevocably waived upon and after the date of consummation of the Merger.

(iii) United and its members may only seek indemnification against FMG and FMG and United Subsidiary may only seek indemnification against United. The parties irrevocably waive in perpetuity any and all claims for indemnification against the officers, directors and affiliated entities of the other party, as well as any and all claims for indemnification against the trust fund and all other entities controlled by FMG or its officers and directors, on the one hand, or by United or its officers and directors, on the other hand.

Structure and Effective Time of Merger

As part of the Merger, and pursuant to the Merger Agreement, FMG and United will engage in a series of procedural steps as outlined below pursuant to which United will become a wholly-owned subsidiary of FMG and the current members of United will become stockholders of FMG. Although the following steps are explained in sequence, they are anticipated to be accomplished prior to or concurrently with the consummation of the Merger.

• FMG will form a transitory merger company that will be incorporated in the United States as a domestic corporation;

• United, United Subsidiary and the Company will enter into a merger agreement whereby United Subsidiary will merge with and into United, with United being the surviving entity;

• As part of the Merger consideration to be paid pursuant to the Merger Agreement, FMG will issue 8,750,000 shares of common stock, $25,000,000 in cash, up to an additional $5,000,000 in cash, 1,093,750 common stock purchase warrants identical to the warrants issued in the Company’s IPO, up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and up to an additional 212,877 shares of FMG common stock in exchange for United’s outstanding membership units, which are held by the United members;

• Upon the consummation of the Merger, the former members of United will exchange their securities of United for securities of FMG and FMG will receive the membership units of United so exchanged, thereby making United a wholly-owned subsidiary of FMG and making the former members of United stockholders of FMG; and

The effective time of the Merger will occur concurrently with the consummation of the Merger by filing a certificate of merger or similar document with the Secretary of State of the State of Florida.

Merger Consideration

Pursuant to the Merger Agreement, the outstanding membership units of United will be exchanged for the right to receive cash and shares of common stock of FMG.

Certificate of Incorporation; By-laws

The Certificate of Incorporation and By-laws of the Company in effect immediately prior to the Merger will be the Certificate of Incorporation and By-laws of the Company after the Merger after giving effect to the First, Second and Third Amendment Proposals. The Articles of Organization of United prior to the Merger will be the Articles of Organization of United after the Merger, although certain provisions contained therein may be amended to account for United’s new status as a wholly-owned subsidiary of United Insurance Holdings Corp. The operating agreement of United following the Merger is attached as an exhibit to the Merger Agreement.

Procedure for Receiving Merger Consideration

Exchange Agent.  As of the effective time of the Merger, FMG will deposit with Continental Stock Transfer & Trust Company, or the Exchange Agent, for the benefit of the United members, their respective shares of common stock and warrants issuable in exchange for United’s membership units.

Exchange Procedures.  Upon surrender of United’s membership units for exchange to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, such member will be entitled to receive in exchange therefor his, her or its pro rata potion of Company common stock together with his, her or its pro rata portion of the $25,000,000 cash portion of the consideration payable to United’s members.

Distributions with Respect to Unexchanged Membership Units.  No dividends or other distributions declared or made with respect to shares of FMG common stock with a record date after the effective time of the Merger will be paid to the holder of any non surrendered membership units, if any. Subject to the effect of applicable escheat or similar laws, following surrender of any membership units there will be paid to the holder of United membership units, shares of FMG common stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of FMG common stock or warrants and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger.

Fractional Shares.  No fractional shares of FMG common stock will be issued in the Merger. Each Member who exchanges membership units pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of FMG common stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of FMG common stock multiplied by (ii) the closing price for a share of FMG common stock on the over the counter bulletin board on the date of the effective time of the Merger.

No Liability.  None of the Exchange Agent, the surviving entity or any party to the Merger Agreement will be liable to a holder of United’s membership units for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Company Securities.  In the event any of United’s membership units have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed membership units, upon the making of an affidavit and indemnity of that fact by the holder thereof in a form reasonably acceptable to the Exchange Agent, the required number of shares of FMG common stock; provided, however, that FMG may, in its reasonably commercial discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed membership units to deliver a bond in such sum as it may reasonably direct against any claim that may be made against FMG or the Exchange Agent with respect to such membership units alleged to have been lost, stolen or destroyed.

TAX CONSIDERATIONS

Material United States Federal Income Tax Consequences of the Merger

The following describes the material United States federal income tax considerations of the Merger that are generally applicable to the holders of United membership units and the holders of shares of FMG common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to as the Code), existing, temporary, and proposed Treasury regulations thereunder, current administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders of United membership units and shares of FMG common stock who hold such membership units and shares as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder of United membership units or FMG common stock in light of such holder’s personal circumstances or to holders subject to special treatment under the United States federal income tax laws, including:

•	banks or other financial institutions;

•	entities treated as pass-through entities for United States federal income tax purposes and investors in such entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold United membership units or FMG common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons who are subject to alternative minimum tax;

•	persons who are not citizens or residents of the United States;

•	United States persons that have a functional currency other than the United States dollar; or

•	holders who acquired their shares of FMG common stock or their United membership units through the exercise of an employee stock or unit option or otherwise as compensation.

This discussion is also limited to holders of United membership units or shares of FMG common stock who are United States persons. For purposes of this discussion, the term “United States person” means:

•	an individual citizen or resident of the United States;

•
a corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust that (x) is subject to the supervision of a court within the United States and the control of one or more United States persons or (y) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

In addition, this discussion does not address any state, local or foreign tax consequences of the Merger.

EACH HOLDER OF UNITED MEMBERSHIP UNITS AND OF SHARES OF FMG COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Tax Consequences of the Merger to Holders of United Membership Units.

As a consequence of the Merger, holders of United membership units who receive cash, shares of FMG common stock and warrants, pursuant to the Merger generally will recognize capital gain or loss as a result of the Merger, measured by the difference, if any, between the value of the merger consideration received per membership unit and the holder’s adjusted tax basis in that membership unit. Any holder of United membership units who exercises dissenter’s and appraisal rights pursuant to the Merger and receives cash in exchange for such holder’s membership units in United generally will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of such holder’s United membership units exchanged therefor. If a United Member who receives cash in exchange for the Member’s membership units actually or constructively owns FMG common stock after the Merger (as the result of prior actual or constructive ownership of FMG common stock or otherwise), all or a portion of the cash received by the holder of United membership units may be taxed as a dividend pursuant to Section 302 of the Internal Revenue Code, in which case the holder may have dividend income up to the amount of the cash received. In such cases, holders should consult their tax advisors to determine the amount and character of the income recognized in connection with the Merger.

The capital gain or loss recognized by holders of United membership units as described above will constitute long-term capital gain or loss if the holder held such membership units for more than one year as of the effective time of the Merger. Long-term capital gains of noncorporate taxpayers generally are taxable at a maximum federal income tax rate of 15%. Capital gains of corporate holders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses may be subject to limitations.

A holder of United membership units who receives shares of FMG common stock and warrants pursuant to the Merger will have an aggregate tax basis in the FMG common stock and warrants received in the Merger equal to its fair market value at the time of the closing of the Merger, and the holding period for the shares of FMG common stock and warrants would begin the day after the closing of the Merger.

Tax Consequences of the Merger to FMG Stockholders.

No gain or loss will be recognized by the stockholders of FMG pursuant to the Merger who do not exchange their shares of FMG common stock pursuant to the Merger, continue to own such shares of FMG and do not exercise their conversion rights. Stockholders of FMG who exercise their conversion rights and effect a termination of their interest in FMG will generally be required to recognize gain or loss upon the exchange of that stockholder’s shares of FMG common stock for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of FMG common stock. This gain or loss will generally be capital gain or capital loss and that capital gain or loss and will be a long-term capital gain or loss if the holding period for the shares of FMG common stock is more than one year. There are limitations on the extent to which stockholders may deduct capital losses from ordinary income. If an FMG stockholder who receives cash in exchange for all of the stockholder’s shares of FMG stock constructively or otherwise owns FMG common stock after the conversion, all or a portion of the cash received by the stockholder may be taxed as a dividend pursuant to Section 302 of the Internal Revenue Code, and those stockholders should consult their tax advisors to determine the amount and character of the income recognized in connection with the Merger.

Tax Consequences of the Merger Generally to FMG and United.

No gain or loss will be recognized by FMG or United as a result of the Merger.

Backup Withholding and Information Reporting.

Payments of cash to a holder of United membership units as a result of an exercise of dissenter’s rights and payments of cash to a holder of FMG common stock as a result of an exercise of conversion rights may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption satisfactory to FMG and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any such holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

IRS Circular 230 Notice: To ensure compliance with requirements imposed by the Internal Revenue Service in Circular 230, you are hereby informed that (i) any discussion of federal income tax issues in this proxy statement/prospectus is not intended or written to be relied upon, and cannot be relied upon, by any taxpayer for the purpose of avoiding penalties that may be imposed on such taxpayer under the Code; (ii) any such discussion is included herein in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT THERETO. EACH HOLDER OF UNITED MEMBERSHIP UNITS AND SHARES OF FMG COMMON STOCK IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT TO HIM, HER OR IT, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AS WELL AS ANY PROPOSED TAX LAW CHANGES.

OTHER MATTERS

Satisfaction of 80% requirement

        We represented in the prospectus relating to our IPO that the business acquired by us in our initial business combination would have a fair market value equal to at least 80% of our net assets at the time of the transaction, including the funds held in the trust account. Based on a financial analysis by our Board of Directors in evaluating and approving the Merger, our Board of Directors has determined the Merger meets this requirement.

        The terms of the Merger were determined based upon arms-length negotiations between the Company and United, with whom we had no prior dealings. Under the circumstances, our Board of Directors believes that the total consideration for the Merger appropriately reflects the fair market value of United. In light of the financial background and experience of members of our management and Board of Directors, our Board also believes it is qualified to determine whether the Merger meets this requirement.

Regulatory Matters

        The Company does not expect the Merger will be subject to any state or federal regulatory requirements other than approval of the Florida OIR, filings under applicable securities laws, filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the laws of the State of Florida relating to mergers and acquisitions and the effectiveness of the registration statement of which this proxy statement/prospectus is part. The Company intends to comply with all such requirements. We do not believe, in connection with the completion of the Merger, any consent, approval, authorization or permit of, or filing with or notification to, any acquisition control authority will be required in any jurisdiction.

Consequences if Merger Proposal is Not Approved

        If the Merger Proposal is not approved by the stockholders, the Company will not purchase the membership units of United. In such event, management of the Company may not have the time, resources or capital available to find a suitable business combination partner before: (i) the proceeds in the trust account are liquidated to holders of shares purchased in the Company’s IPO and (ii) the Company’s corporate existence ceases by operation of law, in accordance with the Company’s amended and restated certificate of incorporation and pursuant to stockholder approval. Management believes, however, it will consummate a business combination with another suitable merger partner by October 4, 2009 in the event the Merger Proposal is not approved by our stockholders.

        If a liquidation were to occur by October 4, 2009, the Company estimates approximately $850,000 in interest, less applicable federal and state income and franchise taxes, would accrue on the amounts that are held in trust through such date. This amount, along with the Company’s IPO proceeds held in trust, less any liabilities not indemnified by certain members of the Company’s Board and not waived by the Company’s creditors, would be distributed to the holders of the 4,733,625 shares of common stock purchased in the Company’s IPO. The Company currently estimates there would be approximately $300,000 in Delaware franchise tax, federal and state income tax claims which are not indemnified and not waived by such taxing authorities. Thus, the Company estimates that the total amount available for distribution upon liquidation would be approximately $37,500,000 or approximately $7.91 per share (after taking into account disbursements for working capital).

        Separately, the Company estimates the liquidation process would cost approximately $50,000 and that the Company would be indemnified for such costs by the Company’s sponsor or certain of the Company’s executive officers. We do not believe there would be any claims or liabilities against which the Company’s sponsor or certain of the Company’s executive officers have agreed to indemnify the trust account in the event of such liquidation. In the event such persons indemnifying the Company are unable to satisfy their indemnification obligation or in the event there are subsequent claims such as subsequent non-vendor claims for which such persons have no indemnification obligation, the amount ultimately distributed to stockholders may be reduced even further. However, the Company currently has no basis to believe there will be any such liabilities or to provide an estimate of any such liabilities. The only cost of liquidation the Company is aware of that would not be indemnified against by the Company’s sponsor or such officers and directors is the cost of any associated litigation.

Required Vote

        The approval of the Merger Proposal will require the affirmative vote of a majority of the shares of the common stock issued in the Company’s IPO that vote on this proposal at the Special Meeting. A total of 4,733,625 shares were issued in our IPO. In addition, notwithstanding the approval of a majority, if the holders of 1,419,615 or more shares of common stock issued in the Company’s IPO, an amount equal to 29.99% of the total number of shares issued in the IPO, vote against the Merger Agreement and demand conversion of their shares into a pro rata portion of the trust account, then the Company will not be able to consummate the Merger. Each of the Company’s stockholders that holds shares of common stock issued in the Company’s IPO or purchased following such offering in the open market has the right, assuming such stockholder votes against the Merger Proposal, to simultaneously demand the Company convert such stockholder’s shares into cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of the Company’s IPO is deposited. These shares will be converted into cash only if the Merger is consummated and the stockholder requesting conversion holds such shares until the date the Merger is consummated.

Abstentions and Broker Non-Votes

        If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of FINRA, your broker may not vote your shares on the proposal to approve the Merger. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum.

        As long as a quorum is established at the Special Meeting, if you return your proxy card without an indication of how you desire to vote, it: (i) will have the same effect as a vote in favor of the Merger Proposal and will not have the effect of converting your shares into a pro rata portion of the trust account (in order for a stockholder to convert his or her shares, he or she must cast an affirmative vote against the Merger Proposal and make an affirmative election on the proxy card to convert such shares of common stock and the Merger must be consummated); (ii) will have the same effect as a vote in favor of the First Amendment Proposal; (iii) will have the same effect as a vote in favor of the Second Amendment Proposal; (iv) will have the same effect as a vote in favor of the Third Amendment Proposal; (v) will have no effect on the Director Proposal; and (vi) will have the same effect as a vote in favor of the Adjournment Proposal.

        Since the Merger Proposal requires only a majority of the Company shares issued in the IPO that cast a vote at the Special Meeting, abstentions or broker non-votes will not count towards such number. This has the effect of making it easier for the Company to obtain a vote in favor of the Merger Proposal as opposed to some of the Company’s other proposals or as opposed to the vote generally required under the Delaware General Corporation Law, namely a majority of the shares issued and outstanding. Furthermore, in connection with the vote required for the Merger Proposal, the founding stockholders of the Company have agreed to vote the shares of common stock owned or acquired by them prior to the IPO in accordance with the majority of the Company’s shares issued in the IPO. Any shares acquired in or following the IPO will be voted in favor of the Merger Proposal.

        If you hold your shares in street name you can obtain physical delivery of your shares into your name, and then vote the shares yourself. In order to obtain shares directly into your name, you must contact your brokerage firm representative. Brokerage firms may assess a fee for your conversion; the amount of such fee varies from firm to firm.

Dissenters’ Rights

        Under Delaware law, our stockholders are not entitled to dissenters’ rights for their shares in connection with the Merger.

Accounting Treatment

The Merger will be accounted for as a “reverse merger” and recapitalization since the members of United will own a majority of the Company’s common stock and effectively control the Company immediately following the completion of the Merger. United will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of United. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements will be those of United and will be recorded at the historical cost basis of United. Our assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of United after consummation of the Merger.

Recommendation

        The foregoing discussion of the information and factors considered by the Company Board of Directors is not meant to be exhaustive, but includes the material information and factors considered by the Company Board of Directors. After careful consideration, the Company’s Board of Directors has determined unanimously that the Merger Proposal is fair to, and in the best interests of, the Company and its stockholders.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL

THE PRIVATE PLACEMENT

Background

On August 15, 2008, FMG entered into a note purchase agreement with certain accredited investors for the issuance and sale in a private placement of 11% promissory notes in the aggregate principal amount of $18,279,570 (the “Notes”). This transaction is referred to herein as the private placement. The Company will enter into the private placement only in the event that Proposals 1, 2, 3 and 5 are approved. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, the private placement will not be consummated.

Use of Proceeds

The net cash proceeds from the private placement are estimated to be $10,000,000. FMG intends to use the net cash proceeds of the private placement to fund all or a portion of the amount needed to consummate the tender offer discussed below under “Tender Offer” and any remaining proceeds will be used for general corporate purposes.

Reason for the Private Placement

The private placement will provide additional financing to the Company, substantially all of which will be used to consummate the tender offer or, to the extent not used for that purpose, such proceeds will be used for general corporate purposes. If the Company utilizes all of the net proceeds of the private placement to consummate the tender offer, it will not have these funds available for general corporate purposes.

Summary of the Note Purchase Agreement

Under the terms of the note purchase agreement, and subject to the conditions specified therein, the investors are obligated to purchase from FMG, and FMG is obligated to sell to the investors Notes in the face value amount of $18,279,570 for a purchase price of $17,000,000. FMG expects $10,000,000 of the purchase price will be paid in cash and the remaining $7,000,000 of the purchase price will be paid with FMG common stock, as described under “The Exchange Offer” on page 78. The Notes are unsecured and are not convertible into shares of FMG common stock.

Representations and Warranties. The note purchase agreement contains certain representations and warranties of FMG and the Investors. FMG has made representations and warranties regarding, among other things:

  • due organization and similar corporate matters;

  • authorization, performance and enforceability of the note purchase agreement and the Notes;

  • absence of conflicts between the transaction documents and the Merger Agreement, on the one hand, and the organizational documents or contractual obligations of FMG or any laws or rules applicable to FMG, on the other hand;

  • filings, consents and approvals needed to complete the private placement;

  • due authorization of the Notes;

• subsidiaries (not including United);

  • accuracy of FMG’s SEC reporting and financial statements;

  • tax matters;

  • legal proceedings;

  • licenses and permits;

  • use of proceeds;

  • brokers’ fees;

  • compliance with securities laws;

  • ERISA matters;

  • lack of investment company status;

  • the truth and accuracy of the representations and warranties in the merger agreement; and

  • various matters relating to the trust account.

The investors have made representations and warranties regarding, among other things: status as an accredited investor; investment intent; its understanding that FMG has relied on its representations in determining the validity of the private placement; voting in favor of the Merger and the other proposals by persons participating in the exchange offer; and the lack of status as a registered broker-dealer.

Covenants. From the signing of the note purchase agreement until the Notes are repaid in full, FMG has agreed that neither it nor any of its subsidiaries will take any of the following actions, without the prior consent of the investors:

•	incur more than $40,000,000 in debt, in addition to the current $20,000,000 Surplus Note in favor of the State Board of Administration of the State of Florida;

•	sell, lease, assign, transfer or otherwise dispose of any assets;

•	enter into any transaction with any affiliate except in the ordinary course and on terms no less favorable to FMG or such subsidiary than would be obtainable in a comparable arm’s-length transaction;

•
amend, supplement or otherwise modify in any material respect the contractual arrangements between FMG and United Insurance Management, L.C. existing on the date of the note purchase agreement (or terminate the same or otherwise waive any material condition or agreement contained therein) or enter into any additional contractual arrangements with each other, in any case which could be reasonably expected to have a material adverse effect (as defined in the note purchase agreement);

•
make any restricted payment (such as a dividend to stockholders) of cash, securities or other property if, after giving effect thereto, the consolidated net worth (as defined in the note purchase agreement) of FMG and its subsidiaries is less than $45,000,000;

•
consolidate with, merge, convey, transfer or lease all or substantially all of its assets or purchase or acquire the assets of any person, except where same could not be reasonably expected to have a material adverse effect;

•	change the general nature of their respective businesses;

•
dissolve, or change its legal form or any of its governing documents or otherwise terminate, amend or modify any such governing document if such change, termination or amendment could be reasonably expected to have a material adverse effect; or

•
become described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti Terrorism Order or engage in any dealings or transactions with any such person .

FMG has agreed to use its commercially reasonable efforts to take all actions necessary to consummate as promptly as practicable following the Special Meeting, but prior to the consummation of the Merger, the transactions contemplated by the note purchase agreement and to obtain in a timely manner all necessary consents and effect all necessary filings with governmental authorities. The investors and FMG have agreed to cooperate with each other in connection with the making of all such filings and to use their respective commercially reasonable efforts to furnish to each other all information required for any application or filing to be made in order to effectuate the transactions contemplated by the note purchase agreement.

Closing Conditions. The transactions contemplated by the note purchase agreement are subject to various closing conditions, including, without limitation, the following:

•	acceptability of the Merger Agreement by investors;

•	satisfaction of conditions to the Merger Agreement and note purchase agreement;

•	accuracy of all representations and warranties of FMG and the investors;

•	material compliance with all covenants, agreements and conditions;

•	there being no injunction which would prohibit consummation of the private placement;

•	there shall have occurred no event or series of events which would constitute a material adverse effect (as defined in the note purchase agreement) of FMG or United; and

•	approval of FMG’s stockholders of the Merger Agreement and the other proposals, required in order to consummate the Merger.

Termination. The note purchase agreement may be terminated at any time prior to the closing of the private placement, as follows:

•	by the mutual consent of FMG and the purchasers of the Notes;
•
by either FMG or the purchasers, if any permanent injunction or other order of a court or other competent governmental agency preventing the consummation of the acquisition of the Notes shall have become final and nonappealable; or

•
by either FMG or the purchasers if the acquisition of the Notes has not been consummated by October 18, 2008, unless such party’s breach of the note purchase agreement is the cause of the failure to consummate the issuance of the Notes by such date, in which case that party may not terminate.

Trust Account Waiver. The investors have agreed they do not now have, and shall not at any time have any rights, title, interest or claim of any kind in or to, or make any claim of any kind against, monies held in the trust account and to irrevocably waive any claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the trust account for any reason whatsoever in respect thereof. In the event the investors commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to FMG, which proceeding seeks, in whole or in part, relief against the trust account or FMG’s public stockholders for money damages, FMG shall be entitled to recover from the investors the associated legal fees and costs in connection with any such action in the event FMG prevails in such action or proceeding.

Indemnification. FMG has agreed to indemnify the investors (and their affiliated parties) from and against any and all losses, as incurred, directly or indirectly arising out of, based upon or relating to any breach by FMG of any of the representations, warranties or covenants made by it in the note purchase agreement or any allegation by a third party that, if true, would constitute such a breach; provided, however, that FMG shall not be liable to the investors for incidental, indirect, special, exemplary, consequential or punitive damages. Additionally, FMG has agreed to pay the holders of Notes an amount equal to the loss, liability or cost which any holder of a Note (or any direct or indirect investor therein) determines will be or has been suffered for or on account of any U.S. tax against such Note holder, other than any income tax assessed on a Note holder (or a direct or indirect investor therein) under the law of the jurisdiction in which such Note holder (or a direct or indirect investor therein) is incorporated or is a resident.

Description of the Notes

General

The Notes are our unsecured obligations and rank equally with all of our other unsecured and unsubordinated indebtedness. The principal amount of the Notes is $18,279,570.

Interest

Interest on the Notes accrues at the rate of 11% per year and will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2009.

Maturity

The Notes will mature three years from the date of issuance, which is expected to be as soon as reasonable practicable following stockholder approval of Proposals 1, 2, 3 and 5.

Prepayment of Notes at Our Option

We have the right, at our option, to prepay all of the Notes then outstanding in full within 30 days after the occurrence of each of the first and second anniversary of the closing of the purchase and sale of the Notes. The purchase price for such prepayment will be 105% of the aggregate principal amount of the Notes being prepaid.

No Stockholder Rights for Holders of Notes

Holders of Notes, as such, will not have any rights as our stockholders (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock).

No Conversion Rights

Holders may not convert their Notes into cash, FMG common stock, or any other securities of FMG.

Events of Default, Notice and Waiver

The following events will be “events of default” with respect to the Notes:

(i)	default in the payment of principal or interest on the Notes;

(ii)	default in the performance of or compliance with any term in the note purchase agreement;

(iii)	any representation or warranty provided by the Company or its officers in false or incorrect in any material respect;

(iv)	default in the payment of an aggregate principal amount exceeding $5,000,000 with respect to any debt;

(v)	final judgment rendered against the Company exceeding $10,000,000 ($5,000,000 in certain circumstances).

(vi)	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee; and

(vii)	certain defaults under the Company’s employee benefit plan.

If an event of default described in (v) has occurred, all the Notes then outstanding will automatically become immediately due and payable. If any other event of default has occurred and is continuing, any holder or holders of more than 50% in principal amount of the Notes at the time outstanding may declare all the Notes then outstanding to be immediately due and payable. If any event of default in (i) or (ii) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such event of default may at any time, declare all the Notes held by it or them to be immediately due and payable.

Additional Yield Agreement

In connection with the purchase and sale of the Notes for cash, our sponsor, FMG Investors LLC, has agreed, in certain circumstances, pursuant to an Additional Yield Agreement, to pay to those purchasers of Notes who paid cash for such Notes, but not to any party who acquired Notes through the exchange offer, an amount of cash sufficient to increase such Purchasers’ internal rate of return on the purchase price of their respective Notes to 16%. However, in no event shall payment to any such holder of Notes exceed 5% of the purchase price of such Notes. FMG Investors LLC has also agreed it will bear the cost of any deduction or withholding required to be made in connection with such payment. FMG Investors LLC is owned by Gordon G. Pratt, our Chairman, President and Chief Executive Officer, and Larry G. Swets, Jr., our Chief Financial Officer.

THE EXCHANGE OFFER

General

On August 15, 2008, FMG entered into an agreement with certain institutional holders of FMG common stock wherein such holders agreed to exchange their shares of FMG common stock for promissory notes issued by the Company. This transaction is referred to herein as the exchange offer. The promissory notes issued in the exchange offer will be identical to the Notes issued in the private placement. Accordingly, the Company will issue Notes with an aggregate principal amount of $7,526,882 in exchange for 869,565 shares of FMG common stock. The Company will close the exchange offer only in the event that Proposals 1, 2, 3 and 5 are approved. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if either of the private placement or the Merger do not close, the exchange offer will not be consummated.

Use of Proceeds

FMG will not receive any proceeds from the exchange offer, other than the shares of FMG common stock exchanged, which will be subsequently retired.

Reason for the Exchange Offer

FMG’s management believes the exchange offer will enhance the likelihood of stockholder approval of the proposals included in this proxy statement. Specifically, holders participated in the exchange offer have agreed to vote in favor of the Merger and the other proposals at the Special Meeting. Such holders represent 18.4% of the number of shares of FMG common stock issued at the IPO. Accordingly, the number of shares necessary to approve the proposals will be commensurately reduced.

Eligibility

Since the Notes will not be registered under the Securities Act, the exchange offer was limited to sophisticated investors defned as “accredited investors” and “qualified institutional buyers” as those terms are defined under U.S. federal securities laws.

Description of the Notes

For a description of the Notes issued in the exchange offer, see “The Private Placement - Description of the Notes.”

THE TENDER OFFER

The tender offer described in this proxy statement will commerce on the date this proxy statement is first mailed to our stockholders. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of FMG common stock. The solicitation and the offer to buy shares of FMG common stock will only be made pursuant to an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer that FMG intends to file with the SEC. Once filed, FMG stockholders should read the Tender Offer Statement and the other documents relating to the tender offer carefully and in their entirety prior to making any decisions with respect to the offer because they will contain important information about the tender offer, including the terms and conditions of the offer. Once filed, FMG stockholders will be able to obtain the Tender Offer Statement and the other documents relating to the tender offer free of charge at the SEC’s website at http://www.sec.gov, or from the information agent named in the tender offer materials.

Commencement of the Tender Offer

FMG has agreed to commence a cash self tender offer to purchase up to 3,320,762 shares of its common stock (reduced by the number of shares for which conversion was elected) at a purchase price of $8.05 per share, net to each seller in cash. The maximum number of shares we may purchase in the tender offer shall be reduced by the number of shares for which conversion rights are exercised. FMG expects to commence the tender offer on the date this proxy statement is first mailed to our stockholders, and to close the tender offer 20 business days thereafter.

Proration

If, at the expiration date of the tender offer, more than 3,320,762 shares of FMG common stock have been validly tendered, FMG will purchase from each tendering stockholder a prorated number of shares of FMG common stock. Proration for each stockholder tendering shares will be based on the product of (A) the number of shares of FMG common stock that have been properly tendered and not properly withdrawn by a particular stockholder and (B) (i) 3,320,762 (reduced by the number of shares for which conversion was elected), divided by (ii) the total number of shares of FMG common stock properly tendered and not properly withdrawn by all stockholders. FMG’s management believes that the tender offer will enhance the likelihood of stockholder approval of the proposals at the Special Meeting because the tender offer will provide a liquidity opportunity for at least part of the FMG shares held by those stockholders desiring liquidity for their shares. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if the private placement or the Merger shall not have taken place, FMG will not consummate the tender offer.

No Recommendation

FMG’s board of directors will make no recommendation as to whether FMG stockholders should tender all or any shares in the tender offer.

Funding of the Tender Offer

Assuming the maximum number of shares 3,320,762 is tendered in the tender offer, the aggregate purchase price for the shares of FMG common stock tendered in the tender offer will be approximately $26,732,134.

The purchase of shares tendered in the tender offer will be funded as follows:

•	the first $10,000,0000 of the aggregate consideration will be funded by FMG with the net cash proceeds from the issuance of the Notes in the private placement; and

•
any remaining funding for the purchase of the shares tendered in the tender offer will be provided from available cash on hand following the release of the funds in the trust account following consummation of the Merger which we reserved for payment for conversion of shares of stockholders voting against the Merger and seeking conversion into cash of approximately $11,232,134 and if necessary, up to $5,500,000 of cash on hand from United.

No Tender by Founding Stockholders, our Sponsor or our Officers and Directors

Each of our officers, directors and sponsor has agreed not to tender any shares of FMG common stock to FMG pursuant to the tender offer. In addition, holders of FMG common stock participating in the exchange offer will not tender any of their shares.

Ownership of FMG Common Stock Following the Tender Offer

The following table describes the number of shares of FMG common stock that will be outstanding if no holders or all holders of shares of FMG common stock exercise their conversion rights in connection with the merger and if (A) all or (B) none of the shares of FMG common stock are tendered in the tender offer. This table assumes no exercise of outstanding warrants to purchase shares of FMG common stock.

	No Holders Exercise Their Conversion Rights	Holders Exercise Their Conversion Rights as to 1,419,614 Shares
All shares tendered	10,476,704	9,057,090
No shares tendered	13,797,466	12,377,852

Solely for illustrative purposes, the following table is designed to set forth information regarding the beneficial ownership of FMG Acquisition Corp. common stock of each person who is anticipated to own greater than 5% of FMG’s outstanding common stock and each person who will act in the capacity of officer or director following the Merger, based on the following assumptions:

•	the current ownership of the entities and individuals identified above remains unchanged;
•	occurrence of the private placement and exchange offer;
•	occurrence of the tender offer;
•	the forfeiture of shares and warrants from FMG Investors LLC and the subsequent re-issue;
•	does not reflect any exercise of warrants; and
•	the columns reflecting the beneficial ownership after consummation of the Merger assumes the issuance of all 8,750,000 shares and 1,093,750 warrants.

	Shares Owned Upon Closing of Private Placement, Exchange Offer and Tender Offer (2)
	No Conversion Rights Exercised				Full Conversion Rights Exercised
Name and Address of Beneficial Owners (1)	No Shares Tendered		Shares Tendered		No Shares Tendered		Shares Tendered
	#	%	#	%	#	%	#	%

Gregory C. Branch, Chairman of the Board (3)	1,515,007	10.98%	1,528,529	14.59%	1,515,060	12.24%	1,528,550	16.88%
FMG Investors LLC (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Gordon G. Pratt, Chairman, Chief Executive Officer and President (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Donald J. Cronin, President and Chief Executive Officer	78,443	0.57%	79,143	0.76%	78,445	0.63%	79,144	0.87%
Nicholas W. Griffin, Chief Financial Officer	45,573	0.33%	45,980	0.44%	45,575	0.37%	45,981	0.51%
Melvin A. Russell, Jr., Chief Underwriting Officer	47,172	0.34%	47,593	0.45%	47,174	0.38%	47,594	0.53%
Alec L. Poitevint, II, Director (5)	349,480	2.53%	352,600	3.37%	349,492	2.82%	352,604	3.89%
Kent G. Whittemore, Director (6)	215,250	1.56%	217,171	2.07%	215,257	1.74%	217,174	2.40%
James R. Zuhlke, Director	18,661	0.14%	17,251	0.16%	18,655	0.15%	17,249	0.19%
HBK Investments L.P. (7)	298,803	2.17%	42,013	0.40%	134,683	1.09%	28,595	0.32%
Brian Taylor (8)	437,500	3.17%	61,514	0.59%	306,294	2.47%	65,029	0.72%
Bulldog Investors (9)	661,049	4.79%	92,945	0.89%	276,527	2.23%	58,709	0.65%
Millenco LLC (10)	189,375	1.37%	26,627	0.25%	132,581	1.07%	28,148	0.31%
D.B. Zwirn Special Opportunities Fund, L.P. (11)	178,500	1.29%	25,098	0.24%	124,968	1.01%	26,532	0.29%
D.B. Zwirn Special Opportunities Fund, Ltd. (11)	246,500	1.79%	34,659	0.33%	172,575	1.39%	36,639	0.40%
D.B. Zwirn & Co., L.P. (11)	425,000	3.08%	59,756	0.57%	297,543	2.40%	63,171	0.70%
DBZ GP, LLC (11)	425,000	3.08%	59,756	0.57%	297,543	2.40%	63,171	0.70%
Zwirn Holdings, LLC (11)	350,000	2.54%	49,211	0.47%	245,035	1.98%	52,023	0.57%
Daniel B. Zwirn (11)	350,000	2.54%	49,211	0.47%	245,035	1.98%	52,023	0.57%
Weiss Asset Management, LLC (12)	180,642	1.31%	25,399	0.24%	126,467	1.02%	26,850	0.30%
Weiss Capital, LLC (12)	90,395	0.66%	12,710	0.12%	63,286	0.51%	13,436	0.15%
Andrew M. Weiss, Ph.D. (12)	271,037	1.96%	38,109	0.36%	189,753	1.53%	40,286	0.44%

All Directors and Officers as a Group (9 persons)	3,244,765	23.52%	3,189,792	30.45%	3,244,549	26.21%	3,189,706	35.22%

(1) Unless otherwise indicated, the business address of each of the stockholders is Four Forest Park, Second Floor, Farmington, Connecticut 06032.

(2) Unless otherwise indicated, all ownership is direct beneficial ownership.

(3) Includes 116,200 shares to be held by Greg Branch Family LP, voting and investment power over which will be held by Mr. Branch, and 245,875 shares held by O.C. Branch Trust, voting power over which will be held by Mr. Branch.

(4) Each of Messrs. Pratt and Swets are the managing members of our sponsor, FMG Investors LLC, and may be deemed to each beneficially own the
1,099,266 shares owned by FMG Investors LLC.

(5) Includes 344,225 shares held by Mineral Associates, Inc., voting and investment power over which is held by Mr. Poitevint.

(6) Shares to be held jointly by Kent G. and Kathy Whittemore.

(7) Based on information contained in a Statement on Schedule 13G filed by HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK
Management LLC and HBK Master Fund L.P. on February 12, 2008. The address of all such reporting parties is 300 Crescent Court, Suite 700,
Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC (“Services”).
Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong
(collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section
13(d) or 13(g), beneficial owners of the Securities. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E.
Rose are each managing members (collectively, the “Members”) of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the
Securities.

(8) Based on information contained in a Statement on Schedule 13D filed by Brian Taylor, Pine River Capital Management L.P. and Nisswa Master
Fund Ltd. on October 12, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 800 Nicollet Mall, Suite 2850, Minneapolis, MN 55402.

(9) Based on information contained in a Statement on Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 13,
2008. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is Park 80 West,
Plaza Two, Saddle Brook, NJ 07663.

(10) Based on information contained in a Statement on Schedule 13G filed by Millenco LLC, Millenium Management LLC and Israel A. Englander on
December 11, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is
666 Fifth Avenue, New York, NY 10103.

(11) Based on information contained in a Statement on Schedule 13G/A filed by D.B. Zwirn & Co., L.P., DBZ GP, LLC, D.B. Zwirn Special
Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. on January 25, 2008. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn
Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 178,500 shares of common stock owned by D.B. Zwirn
Opportunities Fund, L.P. and (ii) 246,500 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of common stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. In addition, each of D.B. Zwirn &
Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of common stock held by the
Funds.

(12) Based on information contained in a Statement on Schedule 13G filed by Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M.
Weiss, Ph.D. on July 18, 2008. Shares reported for Weiss Asset Management, LLC include shares beneficially owned by a private investment partnership of which Weiss Asset Management, LLC is the sole general partner. Shares reported for Weiss Capital, LLC include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Dr. Weiss, who is the managing member of Weiss Capital, the Investment
Manager of such private investment corporation. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein. Weiss Asset Management, Weiss Capital, and Dr. Weiss have a business address of 29
Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

All of the shares of common stock outstanding prior to the IPO have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earliest of:

• one year following the consummation of a business combination; and

• the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our consummating a business combination.

During the escrow period, the holders of these shares of common stock will not be able to sell or transfer their securities except in certain limited circumstances (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our founding stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to October 4, 2007, including the common stock underlying the sponsor warrants.

Tender Offer Tax Considerations

Any material United States federal income tax consequences of the tender offer will be described in the Tender Offer Statement or other documents related to the tender offer.

PROPOSAL 2

THE FIRST AMENDMENT PROPOSAL

General

        Pursuant to the Merger Agreement, we will (i) amend Article Third to remove the limitations on the Company’s powers in the event a business combination is not consummated by the Company prior to October 4, 2009, (ii) amend Article Fifth to remove the reference to October 4, 2009 as the date the Company’s existence terminates and make the Company’s existence perpetual, and (iii) amend Article Sixth to remove the preamble and sections A, B, C, D and E of Article Sixth of the Company’s amended and restated certificate of incorporation and to redesignate section F of Article Sixth as Article Sixth upon consummation of the Merger. If the Merger Proposal is not approved, the amendments to Article Third, Fifth and Sixth will not be presented at the Special Meeting.

        In the judgment of our Board of Directors, the amendments to Articles Third, Fifth and Sixth are desirable, as Articles Third, Fifth and sections A, B, C, D and E of Article Sixth relate to the operation of the Company as a blank check company prior to the consummation of a business combination. Such provisions will not be applicable upon consummation of the Merger.

        The approval of the amendment to Article Third, amendment to Article Fifth and the amendment to Article Sixth will require the affirmative vote of the holders of a majority of the outstanding shares of Company common stock on the record date.

        OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS OUR STOCKHOLDERS VOTE ``FOR” THE APPROVAL OF THE ARTICLE THIRD AMENDMENT, ARTICLE FIFTH AMENDMENT AND ARTICLE SIXTH AMENDMENT.

        The Company proposes to amend its amended and restated certificate of incorporation to remove those provisions of the Company’s amended and restated certificate of incorporation that will no longer be operative upon consummation of the Merger (which constitutes a business combination for purposes of the Company’s amended and restated certificate of incorporation), but which were applicable at the time of the Company’s formation as a blank check company. Specifically, the Company proposes to (i) amend Article Third to remove the limitations on the Company’s powers in the event a business combination is not consummated by the Company prior to October 4, 2009, (ii) amend Article Fifth to remove the reference to October 4, 2009 as the date the Company’s existence terminates and make the Company’s existence perpetual and (iii) amend Article Sixth to remove the preamble and sections A, B, C, D and E of Article Sixth of the Company’s amended and restated certificate of incorporation and to redesignate section F of Article Sixth as Article Sixth upon consummation of the Merger.

Article Third of the Company’s amended and restated certificate of incorporation currently reads as follows:

        THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation; provided, however, that in the event a Business Combination (as defined below) is not consummated prior to the Termination Date (as defined below), then the purposes of the Corporation shall automatically, with no action required by the Board of Directors or the stockholders, on the Termination Date be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein on or after the Termination Date and the Corporation’s powers shall thereupon be limited to those set forth in Section 278 of the DGCL and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein. This Article Third may not be amended without the affirmative vote of at least 95% of the IPO Shares (as defined below).

If this proposal is approved by the stockholders, Article Third will read in its entirety as follows:

        THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time (the “DGCL”).

Article Fifth of the Company’s amended and restated certificate of incorporation currently reads as follows:

        FIFTH: The Corporation’s existence shall terminate on October 4, 2009 (the “Termination Date”). This provision may only be amended in connection with, and such amendment shall become effective upon, the consummation of a Business Combination. A proposal to so amend this section shall be submitted to stockholders in connection with any proposed Business Combination pursuant to Article Sixth below. This Article Fifth may not be amended without the affirmative vote of at least 95% of the IPO Shares unless such amendment is in connection with, and becomes effective upon, the consummation of a Business Combination.

If this proposal is approved by the stockholders, Article Fifth will read in its entirety as follows:

        FIFTH: The Corporation shall have perpetual existence.

Article Sixth of the Company’s amended and restated certificate of incorporation currently reads as follows:

        SIXTH: The following provisions (A) through (F) shall apply during the period commencing upon the filing of this Amended and Restated Certificate of Incorporation and terminating upon the earlier to occur of: (i) the consummation of Business Combination or (ii) the Termination Date and may not be amended prior thereto without the affirmative vote of at least 95% of the IPO Shares unless such amendment is in connection with, and becomes effective upon, the consummation of a Business Combination. A “Business Combination” shall mean the merger, capital stock exchange, asset acquisition or other similar business combination between the Corporation and one or more operating businesses in the education industry having, collectively, a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the amount in the Trust Account (less the deferred underwriting discount and commissions and taxes payable) at the time of such transaction.

For purposes of this Article Sixth, the fair market value of an acquisition proposed for a Business Combination shall be determined by the Board of Directors based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If the Board of Directors of the Corporation is not able to independently determine the fair market value of the merger partner , the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. Notwithstanding the foregoing, if the Corporation pursues a Business Combination with any company that is a portfolio company of, or otherwise affiliated with, or has received financial investment from, any of the private equity firms with which the Corporation’s existing stockholders, executive officers or directors are affiliated, the Corporation shall obtain an opinion from an independent investment banking firm that such a Business Combination is fair to the Corporation’s stockholders from a financial point of view.

A. Immediately after the Corporation’s initial public offering (the “IPO”), the amount of the net offering proceeds received by the Corporation in the IPO (including the proceeds of any exercise of the underwriter’s over-allotment option) specified in the Corporation’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Registration Statement”) shall be deposited and thereafter held in a trust account established by the Corporation (the “Trust Account”). Neither the Corporation nor any officer, director or employee of the Corporation shall disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination or (ii) the Termination Date, in each case in accordance with the terms of the investment management trust agreement governing the Trust Account; provided, however, that (x) a portion of the interest earned on the Trust Account as described in the Registration Statement may be released to the Corporation to cover operating expenses, and (y) the Corporation shall be entitled to withdraw such amounts from the Trust Account as would be required to pay taxes on the interest earned on the Trust Account or franchise or other tax obligations of the Corporation.

B. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL. In the event a majority of the shares cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided, however, that the Corporation shall not consummate any Business Combination if holders of an aggregate of more than 29.99% in interest of the IPO Shares exercise their redemption rights described in paragraph C below.

C. In the event that a Business Combination is approved in accordance with the above paragraph B and is consummated by the Corporation, any stockholder of the Corporation holding shares of common stock issued in the IPO (the “IPO Shares”) who voted against the Business Combination may, contemporaneous with such vote, demand the Corporation redeem his IPO Shares for cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination, redeem, subject to the availability of lawful funds therefor, such shares at a per share redemption price equal to the amount held in the Trust Account as of two business days prior to the consummation of the Business Combination (net of taxes payable), divided by the total number of IPO Shares, which shall in no event be less than $7.84 per share.

D. The holders of IPO Shares shall be entitled to receive distributions from the Trust Account only (i) in the event that the Corporation has not consummated a Business Combination by the Termination Date or (ii) in the event they demand redemption of their IPO Shares in accordance with subparagraph C and a Business Combination is approved in accordance with subparagraph B. The Corporation shall pay no liquidating distributions with respect to any shares of capital stock of the Corporation other than IPO Shares. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account. A holder of securities issued in the private placement concurrently with or prior to the consummation of the IPO shall not have any right or interest of any kind in or to the Trust Account.

E. Unless and until the Corporation has consummated a Business Combination as permitted under this Article Sixth, the Corporation may not consummate any other business combination, whether by merger, capital stock exchange, stock purchase, asset acquisition or otherwise.

F. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Prior to the IPO, there shall be elected two Class A directors for a term expiring at the Corporation’s first Annual Meeting of Stockholders and three Class B directors for a term expiring at the Corporation’s second Annual Meeting of Stockholders.  Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

If this proposal is approved by the stockholders, Article Sixth will read in its entirety as follows:

        SIXTH: The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Prior to the filing of this Second Amended and Restated Certificate of Incorporation, there shall be elected three Class A directors for a term expiring at the Corporation’s first Annual Meeting of Stockholders and three Class B directors for a term expiring at the Corporation’s second Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

        If the Merger Proposal is not approved, this proposal will not be presented at the Special Meeting. In addition, if the Merger is not subsequently consummated, the Company’s Board of Directors will not effect these amendments to the Company’s amended and restated certificate of incorporation.

        In the judgment of the Company’s Board of Directors, if the Merger is consummated, the amendments to the Company’s amended and restated certificate of incorporation to remove those provisions of the Company’s amended and restated certificate of incorporation that will no longer be operative upon consummation of the Merger is desirable, among other things, to reflect the fact the Company would then be an operating business. A copy of the amended and restated certificate of incorporation as it would be filed if the Merger Proposal and the First Amendment Proposal, the Second Amendment Proposal and Third Amendment Proposal are approved is attached to this proxy statement/prospectus as Annex B.

Required Vote

        The approval of the First Amendment Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock. Abstentions and broker non-votes, as well as failing to vote by not returning your proxy card, because they are not affirmative votes, will have the same effect as a vote against this proposal.

Recommendation

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE FIRST AMENDMENT PROPOSAL

Consequence if the First Amendment Proposal is Not Approved

If any of the charter amendment proposals described above are not approved by FMG’s stockholders, FMG will not amend its amended and restated certificate of incorporation and the Merger will not be completed.

PROPOSAL 3

THE SECOND AMENDMENT PROPOSAL

General

        We will revise the preamble to Article Fourth of our amended and restated certificate of incorporation to increase the authorized number of shares of common stock from 20,000,000 to 50,000,000. Currently the Company has authorized 21,000,000 shares, of which 20,000,000 are authorized shares of common stock and 1,000,000 are authorized shares of preferred stock. To date, 5,917,031 authorized shares of common stock and no shares of preferred stock have been issued and 6,883,625 shares of common stock are issuable upon the exercise of our outstanding warrants and the underwriters’ purchase option. The Merger Agreement requires the issuance of 8,750,000 shares of Common Stock to the current members of United.

        In the judgment of our Board of Directors, the Article Fourth amendment is desirable, as an increase in the authorized number of shares of common stock is necessary in order to have a sufficient number of authorized shares of common stock available for issuance to the members of United as part of the consideration pursuant to the Merger Agreement and for general corporate purposes following the Merger, if approved. An increase in the authorized share amounts will enable the Company to issue additional shares of stock, which could prohibit or delay mergers or other changes of control attempts, and thus may discourage attempts to acquire the Company. There are no current plans for the proposed newly authorized shares other than the issuance in the Merger and the exercise of outstanding warrants and the underwriters’ purchase option.

        The approval of the Article Fourth amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Company common stock as of the record date.

         OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ``FOR” THE APPROVAL OF THE ARTICLE FOURTH AMENDMENT.

        The Company proposes to amend its amended and restated certificate of incorporation to revise the preamble to Article Fourth to increase the authorized number of shares of common stock from 20,000,000 to 50,000,000.

Article Fourth of the Company’s amended and restated certificate of incorporation currently reads as follows:

        FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 21,000,000, of which 20,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

        A.    Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

        B.    Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

If this proposal is approved by the stockholders, Article Fourth will read in its entirety as follows:

        FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 51,000,000, of which 50,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

        A.    Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

        B.    Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

        In the judgment of the Company’s Board of Directors, the amendment to the Company’s amended and restated certificate of incorporation to increase the amount of authorized shares of common stock, is desirable, among other things, to reflect the fact the Company might issue shares in the future. A copy of the amended and restated certificate of incorporation as it would be filed if the Merger Proposal and the First Amendment Proposal, the Second Amendment Proposal and the Third Amendment Proposal are approved is attached to this proxy statement/prospectus as Annex B.

Required Vote

        The approval of the Second Amendment Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock. Abstentions and broker non-votes, as well as failing to vote by not returning your proxy card, because they are not affirmative votes, will have the same effect as a vote against this proposal.

Recommendation

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE SECOND AMENDMENT PROPOSAL

Consequence if the Second Amendment Proposal is Not Approved

If the charter amendment proposal described above is not approved by FMG’s stockholders, FMG will not amend its amended and restated certificate of incorporation and the Merger will not be completed.

PROPOSAL 4

THE THIRD AMENDMENT PROPOSAL

General

        We will revise Article First of our amended and restated certificate of incorporation to change the name of the company from FMG Acquisition Corp. to United Insurance Holdings Corp.

        In the judgment of our Board of Directors, the Article First amendment is desirable, as a change in our name more properly reflects who we are and the business we will be engaged in following the Merger.

        The approval of the Article First amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Company common stock as of the record date.

         OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ``FOR” THE APPROVAL OF THE ARTICLE FIRST AMENDMENT.

        The Company proposes to amend its amended and restated certificate of incorporation to revise Article First to change the name of the Company from FMG Acquisition Corp. to United Insurance Holdings Corp.

Article First of the Company’s amended and restated certificate of incorporation currently reads as follows:

        FIRST: The name of the corporation is FMG Acquisition Corp. (the “Corporation”).

If this proposal is approved by the stockholders, Article First will read in its entirety as follows:

        FIRST: The name of the corporation is United Insurance Holdings Corp. (the “Corporation”).

        In the judgment of the Company’s Board of Directors, the amendment to the Company’s amended and restated certificate of incorporation to change the name of the Company is desirable. A copy of the amended and restated certificate of incorporation as it would be filed if the Merger Proposal and the First Amendment Proposal, the Second Amendment Proposal and the Third Amendment Proposal are approved is attached to this proxy statement/prospectus as Annex B.

Required Vote

        The approval of the Third Amendment Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock. Abstentions and broker non-votes, as well as failing to vote by not returning your proxy card, because they are not affirmative votes, will have the same effect as a vote against this proposal.

Recommendation

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE THIRD AMENDMENT PROPOSAL

Consequence if the Third Amendment Proposal is Not Approved

If the charter amendment proposal described above is not approved by FMG’s stockholders, FMG will not amend its amended and restated certificate of incorporation and the Merger will not be completed.

PROPOSAL 5

DIRECTOR PROPOSAL

        The Company’s Board of Directors is currently divided into two classes, each of which generally serves for a term of two years, with only one class of directors being elected in each year. The term of office of the first class of directors, consisting of Larry G. Swets, Jr. and James Zuhlke, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Gordon G. Pratt, Thomas Sargent and David E. Sturgess will expire at the second annual meeting. The Company’s Board of Directors will continue to be so classified if the Merger is not approved. One of the closing conditions to the Merger is the election of three persons to the Board of Directors of the Company selected by United and, assuming such election, the resignation of Thomas Sargent and David E. Sturgess from the Board of Directors. As a result, the following three persons have been nominated as candidates for election to the Board of Directors: Gregory C. Branch, Alec L. Poitevint, II and Kent G. Whittemore. In the event these three directors are elected at the Special Meeting, they will hold office for a term expiring at the next annual meeting of stockholders. Each director serves from the date of his election until the end of his term and until his successor is elected and qualified.  Two of the directors standing for election pursuant to the Director Proposal, Kent G. Whittemore and Alec L. Poitevint, II,  are “independent” directors under the director independence standards of NASDAQ.   Although we are not required to adopt director independence standards, in order to identify our directors and/or director-nominees who may qualify as independent directors, we have adopted the director independence standards of NASDAQ. We have no independent auditing, nominating or compensation committees but we expect to establish such committees as soon as practicable after the consummation of the Merger.

        The election of the foregoing as directors is conditional upon approval of the Merger. There are not now, nor have there ever been, any other arrangements, agreements or understandings regarding the selection and nomination of the Company’s directors. Unless authority is withheld, the proxies solicited by the Board of Directors will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Board of Directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

Consequence if the Director Proposal is Not Approved

If any individual set forth above is not elected to serve as a director of the Company, the Merger will not be completed.

        Assuming the election of the individuals set forth above, the Board of Directors and management positions of the Company following the Merger will be as follows:

Name	Age	Position
Gregory C. Branch	61	Chairman of the Board
Gordon G. Pratt	46	Vice Chairman
Donald J. Cronin	54	President and Chief Executive Officer
Nicholas W. Griffin	39	Chief Financial Officer
Melvin A. Russell, Jr.	53	Chief Underwriting Officer
Alec L. Poitevint, II	60	Director
Larry G. Swets, Jr.	33	Director
Kent G. Whittemore	60	Director
James R. Zuhlke	62	Director

        Assuming the Merger Proposal is approved, at the effective time of the Merger, FMG will wholly own United. Assuming the Merger is consummated, FMG or an affiliate has the right to nominate and cause the appointment and election of members to the board of managers of United.

Information about Nominees

Gregory C. Branch has been the Chairman, Chief Executive Officer and a majority unitholder of United since its inception in 1999. He is also the owner of Branch Properties, Inc. and has been its Chairman and owner since 1986, which manufactures fertilizer materials specializing in equine feeds. Mr. Branch has served as the President of Branch Properties since 1986. Mr. Branch is also an owner of Seminole Stores, a family-owned retail outlet for farm and ranch supplies. Seminole Stores maintains 100 dealers in three states. Mr. Branch graduated from the University of Florida with a B.S. in Agriculture Economics and served at the rank of Captain in the U.S. Army. Mr. Branch served as Chairman of Summit Holding Southeast, Inc.; an insurance holding company that completed its initial public offering in 1997 and was acquired by Liberty Mutual in 1998. Mr. Branch is presently Chairman of Sunz Insurance Company, a Florida domiciled provider of workers’ compensation insurance and is a Director of Prime Holdings, Inc.; a private insurance holding company focused on excess and surplus lines products. Mr. Branch was an underwriting member of Lloyd’s of London from 1986 through 2004.

Gordon G. Pratt has served as our Chairman of the Board of Directors, President and Chief Executive Officer since our inception. Mr. Pratt is Managing Director of Fund Management Group and Managing General Partner for Distribution Partners Investment Capital, L.P., which he co-founded in 1999. Fund Management Group specializes in managing investments in and providing advice to privately held insurance related businesses. Fund Management Group (i) manages Distribution Partners, (ii) makes direct private equity investments, and (iii) consults with privately-held companies and their boards of directors. Fund Management Group/Distribution Partners past and current portfolio companies include: Bertholon-Rowland Corp.; Calco Holdings Corporation; Distinguished Programs Holdings; Envoy Health; InsRisk Equity Fund, LP; Kibble & Prentice Holding Company; Pavlo, Weinberg & Associates; Reliant Pre-Pak, LLC; and Tri-City Holdings, Inc. Mr. Pratt is Chairman of the Board of Risk Enterprise Management Limited (national third-party property/casualty administrator), and a former director of Calco (California retail broker), Bertholon-Rowland (New York program manager), Kibble & Prentice (Seattle retail broker), and Tri-City Holdings (national wholesaler).

From July of 2004 through April of 2006, concurrently with his duties at Fund Management Group, Mr. Pratt also was Senior Vice President of Corporate Finance for Willis Group, the global insurance broker. At Willis he was in charge of the Group’s acquisitions and divestitures worldwide. Prior to joining Willis in 2004, Mr. Pratt was an owner of Hales & Company, an investment banking firm serving the insurance industry. While at Hales, he helped to found Hale’s New York office and launched Distribution Partners in 1999. Before joining Hales, he was a Senior Vice President, shareholder, and member of the operating committee of Conning & Company, which for more than 85 years focused on insurance investment, research, and asset management. At Conning, Mr. Pratt was involved in all aspects of forming, managing, and investing the Conning Funds, which at that time totaled more than $430 million of private equity capital for investment in the insurance industry. He began his career at The Chase Manhattan Bank, N.A. in 1986. Mr. Pratt graduated with a B.A. in United States history from Cornell University (1984) and a Master of Management, Finance and Accounting from Northwestern University (1986).

During his career, Mr. Pratt has completed dozens of corporate finance advisory and investment transactions in the insurance industry. He began his career at The Chase Manhattan Bank, N.A. in 1986. While at Chase, among other duties, he co-invented a structured financial product for mutual insurance companies and expanded Chase’s efforts in insurance mergers, acquisitions, and merchant banking. Mr. Pratt’s clients included Kohlberg Kravis Roberts & Company, and he served as a lead senior debt underwriter for KKR’s purchase of American Re-Insurance Company in 1992, at the time the largest-ever leveraged buyout of an insurance company. Later that year he joined Conning & Company, then a privately-held investment bank, asset manager, and research company focused on the insurance industry. During his career at Conning, Mr. Pratt was promoted to Senior Vice President and became a shareholder, private equity partner, and member of the operating committee. He was involved in all aspects of forming, managing, and investing the Conning Funds, which at that time totaled more than $430 million of private equity capital for investment in the insurance industry. Mr. Pratt has served on the boards of directors for a number of insurance businesses including: HealthRight, Inc. (managed care); Investors Insurance Holding Corp. (excess and surplus lines); Monroe Guaranty Companies, Inc. (commercial lines); Sagamore Financial Corporation (impaired risk life); and Stockton Holdings Ltd., (finite risk). In 1999, Mr. Pratt joined Hales & Company, an investment bank serving insurance and insurance distribution businesses as a partner and shareholder. He helped to start Hales’s New York office and launched Distribution Partners Investment Capital, L.P., a private equity fund focused on insurance distribution businesses. In July of 2004, Mr. Pratt left Hales to join Willis Group where he served until April of 2006.

Donald J. Cronin is President and Chief Executive Officer of United’s wholly owned subsidiaries. Mr. Cronin joined United in 2001 as Vice President and was named President and Chief Executive Officer of United’s subsidiaries in November 2002. Mr. Cronin has 29 years experience in the property and casualty insurance business, most recently as Vice President of Marketing, Underwriting and Operations of United Agents Insurance Company of Louisiana. While in Louisiana, Mr. Cronin served on the advisory board of the School of Insurance at Louisiana State University. He has been actively involved with a number of insurance associations throughout his career.

Nicholas W. Griffin is Chief Financial Officer of United. Mr. Griffin has operated in this capacity with United since its inception in 1999. Mr. Griffin is responsible for the management and supervision of all of the finance and accounting activities for United’s insurance companies. Mr. Griffin also manages the in-house catastrophe models, dynamic financial analysis and capital allocation activities for United. Mr. Griffin received a B.S. in Accounting from the University of Florida, an M.B.A. from Stetson University and a Juris Doctorate from Stetson College of Law.

Melvin A. Russell, Jr. is Senior Vice President and Secretary of United. Mr. Russell joined United at its inception in 1999. He has 31 years experience in the property and casualty business, with over 18 years in the Florida insurance market. Much of his time in the industry has been spent in management; prior to that, he gained valuable experience doing production underwriting of large, complex commercial accounts in both Florida and New England for two large multi-line national carriers. Mr. Russell has a B.A. in English from Gordon College in Wenham, Massachusetts.

Alec L. Poitevint, II has served as a Director of United since 2001. He is the Chairman and President of Southeastern Minerals, Inc., and its affiliated companies headquartered in Bainbridge, Georgia. Mr. Poitevint joined Southeastern Minerals, Inc. in 1970. He currently also serves as Vice-Chairman and Director of First Port City Bank of Bainbridge. Mr. Poitevint also serves as Chairman of American Feed Industry Insurance Company and is past Chairman of American Feed Industry Association and National Feed Ingredients Association. Mr. Poitevint serves on the Republican National Committee (RNC) as Committeeman for Georgia and was the RNC Treasurer from 1997-2001.

Larry G. Swets, Jr., CFA, has served as our Chief Financial Officer, Executive Vice President, Secretary, Treasurer and a Director since our inception. Since June 2005, Mr. Swets has served as the Managing Director of Itasca Financial, LLC, an advisory firm to insurance companies and financial service firms whose clients include the insurance industry. In addition, Mr. Swets is Managing Director of InsRisk Partners, LLC, which he founded in early 2007. InsRisk manages private funds for investment in insurance-focused securities. Mr. Swets also serves as Acting Chief Financial Officer of Risk Enterprise Management Limited. Mr. Swets has been an insurance company executive and advisor, including serving as Director of Investments and Fixed Income Portfolio Manager for Kemper Insurance, a diversified mutual property-casualty insurance company, from June 1997 to May 2005. As Director, Mr. Swets oversaw Kemper’s relationships with banks and outside investment advisors; he also coordinated various treasury, cash management, and financial analysis functions. He served Kemper in evaluating business units, executing corporate transactions and divestitures, and by developing financial projections and analysis for the company during its runoff stage. Mr. Swets began his career in insurance as an intern in the Kemper Scholar program in 1994. He has taught finance and investments as an adjunct professor at the College of Business, Valparaiso University. Mr. Swets holds a Bachelor’s degree from Christ College, Valparaiso University, Summa Cum Laude (1997) and a Master’s degree in Finance from De Paul University (1999). Mr. Swets holds the Chartered Financial Analyst designation and is a member of the CFA Society of Chicago and the CFA Institute.

Kent G. Whittemore has served as a Director of United Property and Casualty Insurance Company, a wholly owned subsidiary of United, since 2001. He is the President and a shareholder of The Whittemore Law Group, P.A., located in St. Petersburg, Florida, a law firm he co-founded in 1987. Mr. Whittemore has served as President of both the St. Petersburg Bar Association and the Tampa Bay Trial Lawyers Association. He is also a former director of both the Academy of Florida Trial Lawyers and the Southern Trial Lawyers Association. He also served on St. Petersburg’s Charter Review Commission. Mr. Whittemore received a B.S. in Business Administration from the University of Florida and a Juris Doctorate from Stetson College of Law

James R. Zuhlke has been a member of our Board of Directors since our inception. Since June 2005, Mr. Zuhlke has served on the Board of Directors of Southern Eagle Insurance Company, a Florida based provider of workers compensation insurance. In addition, since February 2008, Mr. Zuhlke has served as Executive Vice President of Brooke Capital Corporation. From April 1998 until January 2004, he was President and Chief Executive Officer of Kingsway America Inc. and a director of its parent Kingsway Financial Services, Inc., an NYSE listed company specializing in providing personal and commercial lines of property and casualty insurance in the United States and Canada. During his tenure at Kingsway America, Mr. Zuhlke assisted in the acquisition of six insurance businesses and managed the integration and assimilation of their operations by strengthening planning, budgeting, financial reporting, underwriting, and claims handling disciplines. Under his leadership, Kingsway America reached $1.0 billion in net premiums written in five years. In 1976, Mr. Zuhlke started his first insurance business, Washington International Insurance Company, and served as its President and Chief Executive Officer. In 1980, he co-founded insurance underwriting operations which in 1986 became Intercargo Corporation, a specialist in U.S. customs bonds and international freight insurance. At Intercargo, he was President and Chairman of the Board of Directors. Intercargo became a NASDAQ listed company in 1988 and ultimately was sold to XL Capital Ltd. in 1998. Mr. Zuhlke holds a Bachelor’s degree (1968) and a Juris Doctor’s degree (1971) from the University of Wisconsin. He is a member of the Wisconsin, Illinois and American Bar Associations.

Compliance with Section 16(a)

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of common stock and other equity securities of ours. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.

        To our knowledge, based solely upon our review of the copies of such reports furnished to us, we believe all of our directors, officers and greater than 10% stockholders have complied with the applicable Section 16(a) reporting requirements in a timely fashion.

Board of Directors and Committees of the Board

        Our Board of Directors had five meetings during the period from our inception on May 22, 2007 to April 15, 2008 and acted by unanimous written consent two times. Each member of the Board participated in all Board meetings held during the period for which he was a director. We have no independent auditing, nominating or compensation committees but we expect to establish such committees as soon as practicable after the consummation of the Merger.

Code of Conduct and Ethics

        We have adopted a code of ethics that applies to our officers, directors and employees in accordance with applicable federal securities laws. We have filed copies of our code of conduct and ethics as an exhibit to the Registration Statement. These documents may be reviewed by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of provisions of our code of ethics in a Current Report on Form 8-K.

Compensation Arrangements for Directors

        FMG Acquisition Corp.’s directors do not currently receive any cash compensation for their service as members of the Board of Directors. Upon consummation of the Merger, non-employee directors of the Company will receive varying levels of compensation for their services as directors, including additional amounts based on their eligibility as members of the Company’s audit and compensation committees. The Company anticipates determining director compensation in accordance with industry practice and standards.

Executive Compensation

FMG Acquisition Corp.

        No founding executive officer of the Company has received any cash or non-cash compensation for services rendered to the Company. Each founding executive officer has agreed not to take any compensation prior to the consummation of a business combination. However, the Company’s executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential merger partners and performing due diligence on suitable business combinations. As of June 30, 2008, an aggregate of $20,372 has been reimbursed to them for such expenses.

United Insurance Holdings, L.C.

Summary Compensation Table

The following table sets forth compensation information for each of our named executive officers during the years ended December 31, 2006 and 2007 who will become executive officers of the combined company following the Merger including: (i) the dollar value of base salary and bonus earned during each year; (ii) for awards of stock and awards of options, the dollar amount recognized for financial statement reporting purposes with respect to each year in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments” (“SFAS 123(R)”); (iii) the dollar value of earnings for services pursuant to awards granted during each year under non-equity incentive plans; (iv) the non-qualified deferred compensation earnings during each year; (v) all other compensation for each years; and (vi) the dollar value of total compensation for each year.

Name and Principal Position(a)	Year(b)	Salary($)(c)	Bonus($)(d)	Stock Awards($)(e)		OptionAwards($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation($)(i)		Total ($)(j)
Donald J. Cronin	2007	$254,800	$70,000	$88,350	(2)	-	-	-	$12,500	(1)	$425,650
President and Chief Executive Officer of United’s wholly owned subsidiaries	2006	$188,550	$48,750	$98,500	(2)	-	-	-	$9,188	(1)	$344,988
Nicholas W. Griffin	2007	$204,800	$50,000	$58,900	(2)	-	-	-	$10,000	(1)	$323,700
Chief Financial Officer	2006	$125,550	$31,156	$66,000	(2)	-	-	-	$6,038	(1)	$228,744

(1)	Represents company match under 401(k) plan.
(2)
Amounts calculated utilizing the provisions of SFAS 123(R). The assumptions used in calculating these amounts are incorporated herein by reference to Note 14 of United’s 2007 audited consolidated financial statements contained herein.

Reallocation of Membership Units

United’s members’ agreement, as amended, provides that the Board may issue up to 4,109 membership units to management and the Chairman of the Board (including convertible securities to acquire units, but as adjusted for any splits, dividends, combinations or recapitalizations or similar transactions), 3,323 of which were available for issuance as of December 31, 2007. Pursuant to this provision, for services performed, the Board granted 93 membership units and 197 membership units to Mr. Cronin in 2007 and 2006, respectively.  Similarly, the Board granted 62 membership units and 132 membership units to Mr. Griffin in 2007 and 2006, respectively. These membership units were reallocated from outstanding membership units held by all United members, except one, pursuant to the terms of the members’ agreement .

Bonus Awards

Amounts included in column (d) in the Summary Compensation Table represent amounts paid in 2007 to each of United’s named executive officers in accordance with our employee bonus program. Amounts awarded under the bonus program are a function of our financial and overall business performance as well as the employee’s contribution to that performance as determined at the end of each fiscal year by our Board of Directors.

401(k) Profit Sharing Plan

United adopted a tax-qualified profit sharing 401(k) plan that covers all employees that have completed 90 days of service, except for nonresident aliens with no U.S. source income. Pursuant to the 401(k) plan, participants may elect to make pre-tax contributions up to the lesser of 15% of compensation or the statutorily prescribed annual limit. The 401(k) also provides for employer matching contributions equal to 100% of the first 5% of compensation deferred into the plan. Contributions made by employees or by United to the 401(k) plan, and the income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and United can deduct the employees’ contributions and its contributions, if any, for the fiscal year in which they are made.

Outstanding Equity Awards at Fiscal Year-End

There were no unexercised equity awards as of December 31, 2007.

Director Compensation

The following table sets forth information regarding the compensation received by each of our directors who will become directors of the combined company following the Merger during the year ended December 31, 2007:

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($) (c)	Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Gregory C. Branch	$125,500	(1)	-		(2)(3)	-	-	-	$125,500

Alec L. Poitevint	$25,000	(1)	-	-		-	-	-	$25,000

Kent G. Whittemore	$24,250	(1)	-	-		-	-	-	$24,250

(1)
Mr. Branch was paid $120,000 for serving as Chairman of the Board and Chief Executive Officer for the fiscal year ended December 31, 2007. Each of the other two directors set forth above received a retainer of $20,000 for serving as board members. In addition, all three directors received a fee for each meeting attended in person or by phone, plus reimbursement of expenses.

(2)
Pursuant to United’s members agreement, as amended, the Chairman of the Board, Mr. Branch, received an option to purchase 5,454 membership units at a total exercise price of $400,000. On January 1, 2007, Mr. Branch, exercised this option and purchased such membership units. There was no compensation cost to United in connection with this award in accordance with FAS 123(R).

(3)
United’s members agreement, as amended, provides that its Board of Managers has the discretion to grant to the Chairman of the Board an award of additional membership units or an option to purchase additional membership units in an amount, if granted, that shall be (1) no greater than the aggregate amount of membership units granted or, if option grants, issuable upon the exercise of options granted to all of United’s other officers and managers, but (2) no less than the largest amount of membership units granted or, if option grants, issuable upon the exercise of options granted to any single United officer or manager. Any such grant of membership units or any option award granted pursuant to the foregoing provision shall be on the same terms and conditions as the awards granted to other officers and managers, provided that the Chairman shall have twelve months from the date the officers and managers exercise their option awards to exercise his option award. On January 1, 2007, United granted to the Chairman of the Board, Mr. Branch, an option to purchase 258 membership units, an amount equal to the aggregate number of membership units granted by United to its other officers and managers, at an exercise price of $242 per unit. Mr. Branch exercised the entire option. There was no compensation cost to United in connection with this award in accordance with FAS 123(R). The completion of the Merger will result in the termination of any option provisions contained in the United members agreement, as amended. Any unexercised options held by the Chairman at the time of the Merger must be waived as a condition to closing the Merger.

Benchmarking of Cash and Equity Compensation

        The Company believes it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the insurance industry. The Company expects the compensation committee will stay apprised of the cash and equity compensation practices of publicly held companies in the insurance industry through the review of such companies’ public reports and through other resources. It is expected any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to the Company, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of the Company post-acquisition business and objectives that may be unique to the Company, the Company generally believes gathering this information will be an important part of its compensation-related decision-making process.

Compensation Components

        Base Salary.    Generally, the Company, working with the compensation committee, anticipates setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. The Company will seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what the Company believes is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

        Annual Bonuses.    The Company intends to design and utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

        The Company will structure cash incentive bonus compensation so that it is taxable to its employees at the time it becomes available to them. At this time, it is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and the Company has accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

        Equity Awards.    The Company also may use stock options and other stock-based awards to reward long-term performance. The Company believes providing a meaningful portion of its executives’ total compensation package in stock options and other stock-based awards will align the incentives of its executives with the interests of the Company’s stockholders and with the Company’s long-term success. The compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to the Company’s executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives.

        Other Compensation.    The Company will establish and maintain various employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans will be available to all salaried employees and will not discriminate in favor of executive officers. The Company may extend other perquisites to its executives that are not available to our employees generally.

Certain Relationships and Related Party Transactions of FMG

On May 22, 2007, we issued 1,125,000 shares of our common stock to certain affiliates listed below for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.022 per share.

Name	Number of Shares	Relationship to Us

FMG Investors LLC	1,045,000	Sponsor. Gordon Pratt and Larry G. Swets, Jr. are the managing members of FMG Investors LLC.
Thomas D. Sargent	20,000	Director
David E. Sturgess	20,000	Director
James R. Zuhlke	20,000	Director
John Petry	20,000	Special Advisor

Effective August 13, 2007, our Board of Directors authorized a forward stock split in the form of a stock dividend of 0.15 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.019 per share.

Upon consummation of the IPO, the Company’s initial stockholders, who owned 100% of the Company’s issued and outstanding common stock prior to the IPO, forfeited a pro-rata portion of their shares of common stock (an aggregate of 110,344 shares of common stock) as a result of the underwriters’ election not to exercise the balance of their over-allotment option; effectively raising the purchase price to approximately $0.021 per share. Such ownership interests were adjusted upon consummation of the IPO to reflect their aggregate ownership of 20% of the Company’s issued and outstanding common stock (an aggregate of 1,183,406 shares of common stock). Because of this ownership block, these stockholders may be able to effectively influence the outcome of all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination.

Our sponsor, prior to our IPO, purchased in a private placement transaction pursuant to Regulation D under the Securities Act, a total of 1,250,000 warrants from us at a price of $1.00 per warrant. These warrants will not be sold or transferred by the purchaser who initially purchases these warrants until the completion of our initial business combination. The $1,250,000 purchase price of the sponsor warrants have been added to the proceeds of the IPO being held in the trust account pending our completion of a business combination. If we do not complete one or more business combinations, the $1,250,000 purchase price of the sponsor warrants will become part of the liquidation amount distributed to our public stockholders from our trust account and the sponsor warrants will become worthless.

Our sponsor, FMG Investors LLC, an entity owned by each of Gordon G. Pratt, our President, Chairman and CEO, and Larry Swets, Jr. , our Chief Financial Officer and Secretary, has agreed to forfeit up to 212,877 shares of common stock and an equal number of warrants, as set forth more particularly herein, in connection with the Merger.

The holders of a majority of all of (i) the shares of common stock owned or held by the founding stockholders and (ii) the shares of common stock issuable upon exercise of the sponsor warrants will be entitled to make up to two demands that we register these securities pursuant to an agreement signed prior to the effective date of the registration statement. Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Because the sponsor warrants sold in the Regulation D private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, the holders of these warrants will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current. Our founder securities will become freely tradable only after they are registered.

Our officers and directors lent an aggregate of $100,000 to us as of the effective date of the registration statement to cover expenses related to the IPO, such as SEC registration fees, NASD registration fees, listing fees and legal and accounting fees and expenses. The loan has been repaid without interest from the proceeds of the IPO not placed in trust.

We will reimburse our officers and directors, subject to board approval, for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible merger partners and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in trust until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

Other than the reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders, consulting fees or other similar compensation, will be paid to any of our founding stockholders, officers or directors who owned our common stock prior to this offering, or to any of their respective affiliates prior to or with respect to a business combination.

Our founding stockholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount used for working capital purposes unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a merger partner and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest.

After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in the insurance industry. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate they will receive compensation comparable to directors at other similarly-situated companies in the insurance industry.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Certain Relationships and Related Party Transactions of United

The following is a summary of transactions, and series of related transactions, since January 1, 2006 to which United has been a participant, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of United ’ s total assets at year end for the last two completed fiscal years and in which any of United’s executive officers, directors, beneficial holders of more than 5% of its membership units or the immediate family members of such officers, directors, and beneficial holders had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this proxy statement/prospectus entitled “ United Executive and DirectorCompensation” and compensation to our officers and directors for service as such.

Mark Berset, a member of United’s Board of Managers and a holder of United membership units and Linda Berset, a holder of United membership units, own insurance agencies that have agency contracts with, and write business on behalf of, UPCIC. Mr. and Mrs. Berset are the sole owners of these insurance agencies. The amount of premium revenues to United from insurance policies written by these agencies for the fiscal years ended December 31, 2006 and 2007 were approximately $7.9 million and $9.2 million, respectively. Mr. and Mrs. Berset received commissions and board fees of approximately $0.6 million and $0.8 million for the fiscal years ended December 31, 2006 and 2007, respectively, which amounts include $12,500 and $30,000 paid to Mr. Berset in fiscal 2006 and 2007, respectively, as compensation for serving on United’s board of managers.

United and Columbus Bank and Trust Company (“CB&T”) entered into a Loan Agreement dated February 8, 2007 in which CB&T loaned $33 million to United (the “Loan Agreement”). CB&T is an affiliate of Synovus Financial Corporation (“Synovus”), which is the beneficial owner of 17% of United’s outstanding membership units. The related promissory note bears interest at an annual rate of 400 basis points above the 30- Day LIBOR, which fluctuates when money rates change, with all interest and principal due by February 20, 2010. Pursuant to the Loan Agreement, United made payments totaling approximately $9.2 million in principal and interest of $2.3 million during the year ended December 31, 2007. In addition to the indebtedness under the Loan Agreement, United maintains deposit account arrangements and bank accounts with Synovus and its affiliates. On March 13, 2008, United entered into an amendment to the CB&T Loan Agreement which eliminated the “excess cash flow” provision of the loan. In addition, the minimum balance in the investment accounts at CB&T was increased from $10 million to $13 million with no future payments into investment accounts required. The interest rate was decreased from 400 to 300 basis points above LIBOR. The amended Loan Agreement also provides for the potential return of up to $3 million of escrow funds in the event there is no material storm activity as of November 2008. On May 27, 2008, United and CB&T agreed to modify the Loan Agreement to allow United to utilize the $13 million that was currently held in escrow as a principal reduction to the term loan.The modification also eliminated the requirement to have any funds held in escrow. On August 11, 2008, we entered into a Second Amendment to the loan agreement with CB&T. The Second Amendment calls for principal payments to cease after the July 2008 installment and recommence with the April 2009 installment. During the period from August 1, 2008 through April 1, 2009, interest only payments will be made to CB&T. On August 13, 2008, CB&T waived the debt covenant related to maintenance of a minimum debt service coverage ratio of at least 2:1 on a quarterly basis. This covenant will not be reinstated until January 1, 2009 and will continue to be measured quarterly.

United entered into an amended letter agreement with Raymond James & Associates (“Raymond James”) in their role as United’s external investment banking advisor. The amended agreement was effective March 5, 2008 and remains in effect until consummation of a transaction. One of United’s Board of Managers and a holder of United membership units is employed at Raymond James. Under the terms of the amended agreement, Raymond James receives a cash transaction fee from United of $400,000 plus 2% of the consideration received above $20 million. Upon execution of a definitive agreement of the transaction, United shall pay $300,000 which shall be credited against the balance of the transaction fee. The balance of transaction fee of $400,000 shall be paid at such time that such consideration is paid or received by United.

United has entered into an Investment Mangement Agreement with Synovus Trust Company, N.A. ( “ Synovus ” ), whereby Synovus provides discretionary investment management services for the investment accounts of United’s subsidiaries. The agreement was effective October 8, 2003, and remains in effect until terminated by either party. Synovus Financial Corporation, Synovus ’ parent, owned 17.2% of United at December 31, 2007 and 18% at December 31, 2006, respectively. United’s subsidiaries incurred combined fees under rhe agreement of $96,000, $115,000 and $97,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

United believes the terms obtained or consideration it paid or received, as applicable, in connection with the transactions described above was comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. United does not currently have a formal policy with respect to transactions with related persons.

Required Vote

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of common stock cast in the election of directors. Three directors have been nominated by the Board of Directors to serve as Directors. The Board of Directors recommends that Messrs. Greg C. Branch, Alec L. Poitevint, II and Kent G. Whittemore be elected to serve as directors of the Company following consummation of the Merger (Director Proposal). Proxies received by the Company will be voted FOR the election of these three Directors, unless marked to the contrary. A stockholder who desires to withhold voting of the proxy for all or one or more of the nominees may so indicate on the proxy.

Recommendation

         OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF MESSRS. GREGORY C. BRANCH, ALEC POITEVINT, II AND KENT G. WHITTEMORE AS CLASS B DIRECTORS (DIRECTOR PROPOSAL)

PROPOSAL 6

THE ADJOURNMENT PROPOSAL

        The adjournment proposal allows the Company’s Board of Directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Merger.

        Prior to the record date for this Special Meeting, the officers, directors or affiliates of the Company may purchase outstanding securities of the Company in open market transactions and the shares so acquired would be voted in favor of the Merger.

        In the event an adjournment proposal is presented at the Special Meeting and approved by the stockholders, the officers, directors or affiliates of the Company may, during such adjournment period, make investor presentations telephonically and/or in person to investors who have indicated their intent to vote against the Merger Proposal. Such investor presentations would be informational only, and would be filed publicly on Current Report on Form 8-K prior to or concurrently with presentation to any third party. The Company will not conduct any such activities in violation of applicable federal securities laws, rules or regulations.

Consequences if Adjournment Proposal is not Approved

        If an adjournment proposal is presented at the Special Meeting and is not approved by the stockholders, the Company’s Board of Directors may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of Merger. In such event, the Company will be required to liquidate assuming it is not able to consummate another business combination by October 4, 2009.

Required Vote

        Adoption of the adjournment proposal requires the affirmative vote of a majority of the issued and outstanding shares of the Company’s common stock voting in person or by proxy at the meeting. If the Merger Proposal is approved and fewer than 29.99% of the stockholders exercise their conversion rights, then there would be no need for the adjournment proposal.

Recommendation

         OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF AN ADJOURNMENT PROPOSAL

UNITED MEMBER APPROVAL

As of June 30, 2008, there were 100,000 United membership units issued and outstanding. The holders of these membership units are entitled to one vote per unit on all matters to be voted upon by the members. In accordance with Florida law, the affirmative vote of a majority of the units represented and voting at a duly held meeting at which a quorum is present (which units voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the members, except that approval of certain business transactions, including the Merger, requires the affirmative vote of 66% of the units issued and outstanding.

The managers and officers of United, presently, together with their affiliates, own an aggregate of approximately 59% of United’s outstanding membership units, all of which are entitled to vote on the Merger. Approval of the Merger Proposal will require the affirmative vote of not less than 66% of all membership units outstanding, which means United needs only an additional 7% of the aggregate outstanding membership units in order to approve the Merger, provided that the current managers and officers of United vote to approve the Merger Proposal.

United is not soliciting proxies for approval of the Merger at this time, however, in accordance with Florida law, United does intend to solicit written consents from its members in favor of the Merger and the Merger Agreement.

Under Florida Statute 608.4352 of the Florida Limited Liability Company Act (the “FLLCA”), the members of United will be entitled to dissent from the Merger and obtain cash payment for the fair value of their membership units instead of the consideration provided for in the Merger Proposal. United will send notice pursuant to Florida Statute 608.4354 to its members who are entitled to appraisal rights when United solicits its members’ consent to the Merger Proposal. Pursuant to Florida Statute 608.4355, a member who is entitled to and who wishes to assert appraisal rights: (a)  must deliver to a manager or managing member of United within 20 days after receiving the notice pursuant to Florida Statute 608.4354(3), written notice of such person's intent to demand payment if the proposed Merger is effectuated, and (b) must not vote, or cause or permit to be voted, any membership interests in favor of the Merger. If the proposed Merger is effectuated, United will deliver a written appraisal notice and form to all members who satisfied the requirements of Florida Statute 608.4355.

If the Merger is completed, a holder of record of United membership units on the date of making a demand for appraisal, will be entitled to either accept payment from United equaling United’s estimated fair value for the membership units, or have the membership units appraised by a Florida court under Florida Statute 608.43585. To be eligible to receive this payment, however, a United member must:

•be a member on the record date established by United’s Board;

• continue to hold the membership units through the time of the Merger; and

• strictly comply with the procedures set forth under Florida Statute 608.4357.

This summary does not constitute any legal or other advise, nor does it constitute a recommendation that United members exercise their right to appraisal under Florida Statute 608.4352. The following summary is not a complete statement of the members’ appraisal rights under the FLLCA, and is qualified in its entirety by reference to Florida Statute 608.4352 and the other appraisal statutes under the FLLCA. The statutory right of appraisal granted by the FLLCA requires strict compliance with the procedures in Florida Statute 608.4357. Failure to follow any of these procedures may result in a termination or waiver of dissenters’ rights under the FLLCA.

INFORMATION ABOUT THE INSURANCE INDUSTRY

Nature of the Insurance Industry

Factors affecting the sectors of the insurance industry in which United operates may subject the Company to significant fluctuations in operating results. These factors include competition, catastrophe losses and general economic conditions including interest rate changes, as well as legislative initiatives, the regulatory environment, the frequency of litigation, the size of judgments, severe weather conditions, climate changes or cycles, the role of federal or state government in the insurance market, judicial or other authoritative interpretations of laws and policies, and the availability and cost of reinsurance. Specifically, the homeowners' insurance market, which comprises the bulk of the Company's current operations, is influenced by many factors, including state and federal laws, market conditions for homeowners' insurance and residential plans. Additionally, an economic downturn could result in fewer home sales and less demand for new homeowners seeking insurance.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns of soft markets followed by hard markets. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern.

Government Regulation

Florida insurance companies are subject to regulation and supervision by the OIR. The OIR has broad regulatory, supervisory and administrative powers. Such powers relate, among other things, to the granting and revocation of licenses to transact business, the licensing of agents (through the Florida Department of Financial Services), the standards of solvency to be met and maintained, the nature of, and limitations on, investments, the approval of policy forms and rates, the review of reinsurance contracts, the periodic examination of the affairs of insurance companies, and the form and content of required financial statements. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

In addition, the Florida legislature and the NAIC from time to time consider proposals that may affect, among other things, regulatory assessments and reserve requirements. The Company cannot predict the effect that any proposed or future legislation or regulatory or administrative initiatives may have on the financial condition or operations of the Company. Any action by the OIR could have a material adverse effect on the Company.

The Company will become subject to other states' laws and regulations if it seeks authority to transact business in states other than Florida.

Competition

The insurance industry is highly competitive and many companies currently write homeowners' property and casualty insurance. Additionally, the Company and its subsidiaries must compete with companies that have greater capital resources and longer operating histories. Increased competition from other private insurance companies as well as Citizens could adversely affect the Company's ability to do business profitably. Although the Company's pricing is inevitably influenced to some degree by that of its competitors, management of the Company believes that it is generally not in the Company's best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, its distribution network and high quality service to its agents and insureds. Increased competition could have a material adverse effect on the Company.

Financial Stability Rating

Financial stability ratings are an important factor in establishing the competitive position of insurance companies and may impact an insurance company's sales. Demotech, Inc. maintains a letter scale financial stability rating system ranging from A** (A double prime) to L (licensed by state regulatory authorities). Demotech, Inc. has assigned UPCIC a financial stability rating of A, which is the third highest of six rating levels. According to Demotech, Inc., A ratings are assigned to insurers that have "exceptional ability to maintain liquidity of invested assets, quality reinsurance, acceptable financial leverage and realistic pricing while simultaneously establishing loss and loss adjustment expense reserves at reasonable levels." With a financial stability rating of A, United expects that UPCIC's property insurance policies will be acceptable to the secondary mortgage marketplace and mortgage lenders. The rating of UPCIC is subject to at least annual review by, and may be revised downward or revoked at the sole discretion of, Demotech, Inc.

UPCIC's failure to maintain a commercially acceptable financial stability rating could have a material adverse effect on United's ability to retain and attract policyholders and agents. Many of United's competitors have ratings higher than that of UPCIC. A downgrade in the financial stability rating of UPCIC could have a material adverse impact on its ability to effectively compete with other insurers with higher ratings. Additionally, a withdrawal of the rating could cause UPCIC's insurance policies to no longer be acceptable to the secondary marketplace and mortgage lenders, which could cause a material adverse effect of United's results of operations and financial position.

Demotech, Inc. bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell, or hold securities.

Regulation

Upon consummation of the Merger, the Company will be subject to the laws and regulations in Florida and regulations of any other states in which we seek to conduct business in the future. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. Such regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct, maximum amount allowable for premium financing service charges and a variety of other financial and non-financial components of our business. Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material adverse effect on our business, results of operations or financial condition. In addition, any changes in such laws and regulations, including the adoption of consumer initiatives regarding rates charged for coverage, could materially and adversely affect our operations or our ability to expand.

A recent example of such consumer initiatives may be found with Florida’s property insurers’ operating under a new emergency rule which require existing premium rates as of January 25, 2007, to remain in effect until a rate filing reflecting the provisions as provided in Florida’s newly enacted property insurance legislation. The legislation, among other things, provided low cost reinsurance to member insurance companies, accelerated rate filings to reflect the reduced reinsurance costs and expanded the role of Citizens in the market place. Other provisions contained in the emergency rule prevent non-renewals and cancellation (except for material misrepresentation and non-payment of premium) and new restrictions on coverage are prohibited. We are aware of the continued financial challenges that face the State of Florida in connection with the current consumer initiatives. The consumer initiatives stem from the catastrophic hurricanes during 2004 and 2005. The financial challenges have affected our business, results of operations and financial condition in the past and there can be no assurance they will not affect business, results of operations and financial condition in the future. We are unaware of any other jurisdictions with similar consumer initiatives that could have a material adverse effect on our business, results of operations or financial condition.

Most states have also enacted laws which restrict an insurer’s underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications, and many state regulators have the power to reduce, or to disallow increases, in premium rates. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations.

Most states also have insurance laws requiring that rate schedules and other information be filed with the state's insurance regulatory authority, either directly or through a rating organization with which the insurer is affiliated. The regulatory authority may disapprove a rate filing if it finds that the rates are inadequate, excessive or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary by class of business, hazard covered, and size of risk. Certain states have recently adopted laws or are considering proposed legislation which, among other things, limit the ability of insurance companies to effect rate increases or to cancel, reduce or non-renew insurance coverage with respect to existing policies, particularly personal automobile insurance. As discussed above, the recent consumer initiatives with Florida’s property insurers’ demonstrate the state’s ability to adopt such laws. Also, the Florida legislature may adopt additional laws of this type in the future, which may adversely affect the Company's business.

Most states require licensure or regulatory approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character of its officers and directors, rates, forms and other financial and non-financial aspects of a company. The regulatory authorities may prohibit entry into a new market by not granting a license or by withholding approval.

All insurance companies must file quarterly and annual statements with certain regulatory agencies and are subject to regular and special examinations by those agencies.

Restrictions in Payments of Dividends by Domestic Insurance Companies

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its shareholders except out of that part of its available and accumulated capital surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the Florida OIR if the dividend or distribution would exceed the larger of (i) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two-year carryforward, (ii) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (iii) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25.0% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the Florida OIR (i) if the dividend is equal to or less than the greater of (a) 10.0% of the insurer’s capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (ii) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (iii) the insurer files a notice of the dividend or distribution with the Florida OIR at least ten business days prior to the dividend payment or distribution and (iv) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (i) subject to prior approval by the Florida OIR or (ii) 30 days after the Florida OIR has received notice of such dividend or distribution and has not disapproved it within such time.

While the non-insurance company subsidiaries (managing general agencies and other affiliates) are not subject directly to the dividend and other distribution limitations, insurance holding company regulations govern the amount that any affiliate within the holding company system may charge any of the insurance companies for service (e.g., management fees and commissions).

NAIC Risk Based Capital Requirements

To enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policy holders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The Florida OIR, which follows these requirements, could require UPCIC to cease operations in the event they fail to maintain the required statutory capital.

Insurance Holding Company Regulation

Following consummation of the Merger, we will be subject to laws governing insurance holding companies in Florida. These laws, among other things, (i) require us to file periodic information with the Florida OIR, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between us and our affiliates, including the amount of dividends and other distributions and the terms of surplus notes and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval. Any purchaser of 5% or more of the outstanding shares of our Common Stock could be presumed to have acquired control of the Company unless the Florida OIR, upon application, determines otherwise.

Underwriting and Marketing Restrictions

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of "market assistance plans" under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain policies in mid-term, (iii) advance notice requirements or limitations imposed for certain policy non-renewals and (iv) limitations upon or decreases in rates permitted to be charged.

Legislation

From time to time, new regulations and legislation are proposed to limit damage awards, to control plaintiffs' counsel fees, to bring the industry under regulation by the Federal government, to control premiums, policy terminations and other policy terms and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these proposals might be adopted, or the effect, if any, on us.

During February 2008 Florida’s House Insurance Committee held a workshop on a proposal and legislation developed by the Florida Department of Financial Services regarding a significant reduction of capacity in the FHCF, substantially increasing members’ co-insurance participation and the reorganization of the FHCF under the Florida Cabinet. Additionally, the Board of Directors of the Florida Insurance Guaranty Association held separate meetings to discuss their continued financial challenges in connection with the insolvency of a particular insurance company assumed subsequent to the 2005 - 2006 hurricane seasons. Additional assessments by regulatory agencies are possible though not quantifiable at this time.

INFORMATION ABOUT FMG ACQUISITION CORP.

General

        We were incorporated in Delaware on May 22, 2007 as a blank check company formed specifically as a vehicle to effect a merger, acquisition or similar business combination with one or more businesses in the insurance industry whose fair market value is at least equal to 80% of our net assets at the time of such business combination.

        A registration statement for our IPO was declared effective on October 4, 2007. On October 11, 2007, we consummated our IPO of 4,733,625 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.00 per share. Our common stock and warrants started trading separately as of November 7, 2007.

Gross proceeds from the sale of units in our IPO and the concurrent private placement to our founders were approximately $39,119,000. Of this amount, $37,452,930 was deposited in trust and $143,207 was held outside of the trust. The proceeds held outside the trust are available to be used by us, and are being used by us, to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. We evaluated a number of candidates before moving forward with United. If the Merger is not consummated, it is possible, though unlikely, we will lack sufficient time or resources to continue searching for an alternative merger partner.

Employees

        We have two officers, both of which are also founders and members of our Board of Directors. The founders do not receive compensation and are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to our affairs. We do not have any full time employees who provide administrative support services.

Properties

        We maintain our principal executive offices at Four Forest Park, Second Floor, Farmington, Connecticut 06032. We currently pay Fund Management Group LLC, an affiliate of our sponsor, an aggregate fee of $7,500 per month under a lease with a 24 month term which commenced October 4, 2007, which includes the cost of the office space and the cost of other general and administrative services provided to us by Fund Management Group LLC.

Fund Management Group LLC is an entity of which Gordon G. Pratt, our President, Chief Executive Officer and Chairman and Larry G. Swets, Jr., our Chief Financial Officer, Secretary, Treasurer and director, are managing members. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Periodic Reporting and Audited Financial Statements

The Company has registered its securities under the Securities Exchange Act of 1934, as amended, and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, as amended, the Company’s annual reports will contain financial statements audited and reported on by the Company’s independent accountants. We have filed a Report on Form 10-K with the SEC covering our fiscal year ended December 31, 2007.

Legal Proceedings

        To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

Independent Public Accountants

Rothstein, Kass & Company, P.C. (“RKCO”) served as our independent certified public accountants to audit and review our financial statements for the fiscal year ended December 31, 2007 and the fiscal quarters ended March 31, 2008 and June 30, 2008 respectively.

A representative of RKCO will be present at the Special Meeting, will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions from stockholders.

During the period from May 22, 2007 (inception) through June 30, 2008, RKCO was our principal accountant. RKCO manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination. The following is a summary of fees paid or to be paid to RKCO for services rendered.

Audit Fees

The aggregate fees billed by RKCO for professional services rendered for the audit and review of our financial statements from the date of our inception through June 30, 2008, and for services performed in connection with the Company’s registration statement on Form S-1 filed in 2007, were approximately $112,000.

Audit-Related Fees

Other than the fees described under the caption, “Audit Fees” above, RKCO did not bill any fees for services rendered to us during the period from May 22, 2007 (inception) through June 30, 2008 for assurance and related services in connection with the audit or review of our financial statements.

Tax Fees

The aggregate fees billed by RKCO for professional services rendered for the preparation of tax returns from the date of our inception through June 30, 2008 were approximately $2,400.

All Other Fees

There were no fees billed by RKCO for professional services other than audit services and audit-related services rendered from the date of our inception through June 30, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF FMG ACQUISITION CORP.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those which are not within our control.

Overview

We were formed on May 22, 2007, for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business in the insurance industry. Our initial business combination must be with a business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition. We intend to use cash derived from the proceeds of our IPO and concurrent private placement, our capital stock, debt or a combination of cash, capital stock and debt, to effect such business combination. Pursuant to our amended and restated certificate of incorporation, we have until October 4, 2009 to complete a business combination or we will be subject to liquidation.

Significant financing activities since our inception include the following:

•	On May 22, 2007, we issued 1,125,000 shares of our common stock to our founding stockholders for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.022 per share.

•
The Company has received a limited recourse revolving line of credit totaling $250,000 made available by FMG Investors LLC. The revolving line of credit terminates upon the earlier of the completion of a business combination or the cessation of our corporate existence on October 4, 2009. The revolving line of credit is non-interest bearing.

•
On October 11, 2007, we entered into an agreement with our sponsor for the sale of 1,250,000 warrants in a private placement. Each warrant entitles the holder to purchase from us one share of our common stock on a cashless basis. The warrants were sold at a price of $1.00 per warrant, generating net proceeds of $1,250,000.

On October 11, 2007, we consummated our IPO of 4,733,625 Units, including 233,625 Units subject to the over-allotment option. Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.00. The gross proceeds from our offering were $39,119,100 (including the over-allotment option and warrants sold privately). We paid a total of $1,136,070 in underwriting discounts and commissions, and approximately $386,793 was paid for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the offering were approximately $37,596,237, of which $37,452,930 was deposited into the trust account (or approximately $7.91 per share).

Developments in Finding a Suitable Business Combination

On April 2, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which United Subsidiary has agreed to merge with and into United, and United has agreed, subject to receipt of the Merger consideration from FMG, to become a wholly-owned subsidiary of FMG (the “Merger”). The Merger Agreement was amended and restated in its entirety on August 15, 2008. If the stockholders of the Company approve the transactions contemplated by the Merger Agreement, FMG, through United Subsidiary, which was newly incorporated in order to facilitate the Merger contemplated thereby, will purchase all of the membership units of United in a series of steps as outlined below.

        FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and
•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25,000,000 in cash;

•	8,750,000 shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5,000,000 of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company's IPO; and

•	up to an additional 212,877 shares of FMG common stock.

In order to consummate the Merger, a majority of the shares issued in the IPO voting at the meeting (whether in person or by proxy) must vote to approve and adopt the Merger Agreement and the transactions contemplated thereby. Also, the Merger may still be consummated if 29.99% of such shares vote against the Merger and elect to convert their shares to cash from the trust account established with the proceeds of our IPO.

The Company will hold a Special Meeting of its stockholders to obtain these approvals. In connection with the Merger, this proxy statement/prospectus contains important information about the proposed Merger, the First Amendment Proposal; the Second Amendment Proposal; the Third Amendment Proposal; the Director Proposal and the Adjournment Proposal.

The obligations of the Company, United and United Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following specified conditions set forth in the Merger Agreement before completion of the Merger:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of United’s representations and warranties;

(ii) United’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”);

(iii) a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv)  not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vi) no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(vii) the private placement, inclusidng the exchange offer, and the tender offer shall have taken place;

(viii) the officers are, and the Board of Directors of FMG following the Merger is constituted, as set forth as the Board of Directors recommends, as fully described herein;

(ix) the consent of not less than 66% of the membership units of United to the Merger and no more than ten percent (10%) of the outstanding membership units of United shall constitute dissenting membership units under Florida law; and

(x)  the management of FMG following the Merger is constituted as set forth below:

Name	Age	Position

Gregory C. Branch	61	Chairman of the Board
Gordon G. Pratt	46	Vice Chairman
Donald J. Cronin	54	President and Chief Executive Officer
Nicholas W. Griffin	39	Chief Financial Officer
Melvin A. Russell, Jr.	53	Chief Underwriting Officer
Alec L. Poitevint, II	60	Director
Larry G. Swets, Jr.	33	Director
Kent G. Whittemore	60	Director
James R. Zuhlke	62	Director

Conditions (i), (ii), (viii) and (x) are waivable by the Company or United, as applicable.

In addition, United’s obligation to close on the Merger is also contingent upon:

(i)  the accuracy in all material respects on the date of the Merger Agreement and the Closing Date of all of FMG’s representations and warranties;

(ii)  FMG’s performance in all material respects of all covenants and obligations required to be performed by the Closing Date (as more fully described below in “Covenants of the Parties”);

(iii)  a majority of the Company’s stockholders must vote in favor of approving the Merger;

(iv)  not more than 29.99% of the shares of the common stock issued in the Company’s IPO vote against the Merger and demand conversion of their stock into cash;

(v)  stockholder approval of the First, Second and Third Amendment Proposals;

(vi)  the Securities and Exchange Commission has declared effective the registration statement and prospectus which form a part of this proxy statement;

(vii)  the private placement, including the exchange offer, and the tender offer shall have taken place;

(viii) no governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; and

(ix)  the officers and the Board of Directors of FMG following the Merger is constituted as set forth as the Board of Directors recommends, as fully described herein.

Conditions (i), (ii) and (ix), as well as the Third Amendment Proposal, are waivable by United.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 64. The Merger Agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement in its entirety.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Merger and consequent merger provided that not more than 29.99% of the Company’s common stock issued in its IPO vote against the Merger Proposal and elect to convert such shares to cash. The shares converted, if any, will reduce on a one for one basis the shares of common stock outstanding after the Merger, if approved.

Results of Operations (June 30, 2008)

Net income for the three months ended June 30, 2008 of $128,091 consisted of $73,298 of general and administrative costs, offset by $113,723 of interest income and an income tax benefit of $87,666.

We consummated the Offering of 4,733,625 Units on October 11, 2007. Gross proceeds received from our Offering were $39,119,100 (including the over-allotment option and warrants sold privately). We paid a total of $1,136,070 in underwriting discounts and commissions, and approximately $386,793 was paid for costs and expenses related to the Offering. After deducting the underwriting discounts and commissions and the Offering expenses, the total net proceeds to us from the Offering were approximately $37,596,237, of which $37,452,930 was deposited into the trust account (or approximately $7.92 per share). The remaining proceeds are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. We will use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business. We believe we will have sufficient available funds outside of the trust fund to operate through October 4, 2009, assuming that a business combination is not consummated during that time. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a business combination. The proposed Business Combination with United will not require us to raise additional funds.

Commencing on October 11, 2007, and ending upon the acquisition of a target business, we began incurring a fee from Fund Management Group LLC, an affiliate of Gordon G. Pratt, our chief executive officer, of $7,500 per month for providing us with office space and certain general and administrative services. In addition, Mr. Pratt advanced $100,000 to us for payment on our behalf of offering expenses. This amount was repaid following the Offering from the net proceeds of the Offering.

Off-Balance Sheet Arrangements, Commitments, Guarantees and Contractual Obligations

We have issued warrants in conjunction with our IPO and private placement, and have also issued incentive warrants. These warrants may be deemed to be equity linked derivatives and, accordingly, represent off balance sheet arrangements. As permitted under EITF 00-19, we account for these warrants as stockholders’ equity and not as derivatives.

We did not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities. Other than contractual obligations incurred in the ordinary course of business, we do not have any other long-term contractual obligations.

In connection with our IPO, Pali Capital, Inc., the representative of the underwriters, has agreed to defer payment of the deferred underwriting discount and commission of $1,514,760 until completion of a business combination. Until a business combination is complete, these funds will remain in the Trust Account. If the Company does not complete a business combination then the deferred fee will become part of the funds returned to the Company’s Public Stockholders from the Trust Account upon its liquidation as part of any plan of dissolution and distribution approved by the Company’s stockholders.

Liquidity and Capital Resources

As of June 30, 2008, the Company had approximately $45,626 of cash available for general corporate purposes and $37,498,748 of cash and cash equivalents held in trust. The cash and cash equivalents held in trust were generated by the proceeds from our initial public offering of approximately $37,869,000, the proceeds of the sale of founder securities of $1,250,000, and $547,607 of interest earned on the funds.

The Company placed $37,452,930 of the net proceeds from the initial public offering of our units and sale of founder securities in trust and the remaining amount was held outside of the trust. As of June 30, 2008, we believe the Company's remaining balance of $964,450 available for general corporate purposes will be sufficient to allow us to operate until October 4, 2009, assuming that a business combination is not consummated during that time.

We intend to use substantially all of the funds held in trust at June 30, 2008 to (i) acquire United or, in the event not consummated, acquire a different target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, (ii) pay income taxes and (iii) upon the completion of a business combination, pay the deferred underwriting fee of $1,514,760. We may not use all of the proceeds held in the Trust Account in connection with a business combination, either because the consideration for the business combination is less than the proceeds in trust or because we finance a portion of the consideration with capital stock or debt securities that we can issue. In that event, the proceeds held in the Trust Account as well as any other net proceeds not expended will be used to finance the operations of the target business or businesses. The operating businesses we acquire in such business combination must have, individually or collectively, a fair market value equal to at least 80% of the balance in the Trust Account (excluding deferred underwriter's fee of $1,514,760) at the time of such acquisition. If we consummate multiple business combinations that collectively have a fair market value of at least 80% of our net assets, then we would require that such transactions be consummated simultaneously.

If we are unable to consummate a business combination by October 4, 2009, we will be required to liquidate. If we are required to liquidate, the per share liquidation amount may be less than the initial per unit Offering price because of the underwriting commissions and expenses related to our Offering, the cost of our liquidation, and because of the value of the warrants in the per unit offering price. Additionally, if third parties make claims against us, the Offering proceeds held in the Trust Account could be subject to those claims, resulting in a further reduction to the per share liquidation price. Under Delaware law, our stockholders who have received distributions from us may be held liable for claims by third parties to the extent such claims are not been paid by us. Furthermore, our warrants will expire worthless if we liquidate before the completion of a Business Combination.

In connection with our Offering, Pali Capital Inc. has agreed to defer payment of the remaining four percent (4%) of the gross proceeds ($1,514,760) until completion of a Business Combination. Until a Business Combination is complete, these funds will remain in the Trust Account. If the Company does not complete a Business Combination then the 4% deferred fee will become part of the funds returned to the Company's Public Stockholders from the Trust Account upon our liquidation.

Other than contractual obligations incurred in the ordinary course of business, we do not have any other long-term contractual obligations.

Critical Accounting Policies and Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates.

INFORMATION ABOUT UNITED INSURANCE HOLDINGS, L.C.

Overview

United Insurance Holdings, L.C. is a property and casualty insurance holding company formed as a Florida limited liability company in 1999 to capitalize on legislation designed to attract capital to the Florida homeowners insurance market. United Insurance Holdings, L.C. and its subsidiaries (collectively referred to herein as “United”) offer primarily homeowners and dwelling fire insurance policies in Florida as well as flood coverage and an insurance program tailored to meet the needs of auto service professionals. United’s premium revenues have increased from $7.0 million in 1999 to $85.4 million in 2007, a compound annual growth rate of 36.7%. United has been profitable in each of the past nine years.

In the wake of the destruction caused by Hurricane Andrew in 1992, Florida legislators created a hurricane catastrophe system designed to mitigate losses to the Florida insurance industry and prevent a mass exodus of insurers from the state. This system includes (1) the Florida Hurricane Catastrophe Fund (“FHCF”), a reinsurance-like entity managed by the Florida State Board of Administration; (2) a homeowners policy form created by the Insurance Services Office (“ISO”) , which contains high hurricane deductibles tied to a percentage of the dwelling coverage; and (3) Citizens Property Insurance Corporation (“Citizens,” formerly known as the Florida Residential Property and Casualty Joint Underwriting Association), a state-sponsored insurer of last resort. Citizens was designed to provide temporary homeowners insurance coverage to individuals in Florida who could not obtain such coverage from private insurers. Contrary to legislative intent, Citizens became a major provider of homeowners insurance coverage to residents of Florida. This result prompted the Florida legislature to implement a depopulation program designed to provide incentive to private insurance companies to assume or “take-out” policies from Citizens in order to reduce the state’s liability exposure.

Shortly after its inception in 1999, United began operations by assuming more than 10,000 policies from Citizens. Soon after these initial take-outs from Citizens, United began to appoint independent agents to write policies as well (which United calls voluntary policies). United has not assumed any policies from Citizens since 2005. In an effort to diversify its source of business, during the past few years, United has focused on increasing its business from voluntary policies. Beginning in 2004 some of the large national insurance companies announced their full or partial withdrawal from the Florida homeowners insurance market. As of December 31, 2007, approximately 68% of United’s policies in force were voluntary and approximately 32% of United’s policies in force were assumed from Citizens. United’s fiscal year ended December 31, 2007, represented the best year in United’s history in terms of total revenues and net income, which were $112.6 million and $39.6 million, respectively. As of December 31, 2007, United also had 62,637 policyholders, total assets of $242.4 million and stockholders’ equity of $46.1 million.

United’s Holding Company Structure

We formed United Insurance Holdings, L.C. to be a holding company for our subsidiaries, UPCIC, UIM, and Skyway Claims Services, L.C. (“SCS”). UPCIC and UIM were formed in Florida in 1999. UPCIC is the subsidiary through which United provides insurance policies. UIM serves as the managing general agent responsible for managing United’s independent agents and for policy administration. SCS was formed in 2004 to provide claims adjusting services. United believes that its holding company structure will provide flexibility to expand its products and services in the future.

United’s Product Lines

United offers standardized policies, priced in accordance with geographic rating territories approved by the Florida OIR. The standard policy includes a “hurricane deductible” provision of 2% of the insured value. United specializes in providing homeowners and dwelling fire insurance policies, but also offers policies that exclude coverage for wind damages. United’s dwelling fire product line includes a range of standardized policies with differing amounts of coverage. The homeowner’s product line includes coverage options for standard single-family homeowners, tenants (renters), and for condominium unit owners.

In August 2005, United introduced its first commercial line product, a packaged policy called e-Z Pac Insurance, which serves auto-service professionals. This product is focused on small service stations, body shops, and repair shops. It does not cover new or used car dealers. United believes the program is conservatively underwritten and priced. Wind exposures are monitored on a county-wide basis; additionally, we limit exposures on a one-mile radius basis via a geographic-coding process.

In addition to the homeowners, dwelling fire and commercial lines of business, United provides flood insurance through the National Flood Insurance Program (“NFIP”). United retains no risk of loss, but earns a commission for the issuance of the policies.

Marketing and Distribution

United recruits, trains and licenses the full-service insurance agents that distribute United’s products. Typically, the full-service agency is small to medium in size and represents several companies for both personal and commercial line products.

United depends upon its agents to produce new business, to provide customer service, and to be selective underwriters in their screening of risks for United’s insurance companies to consider underwriting. The network of independent agents also serves as an important source of information about the needs of the communities served by United.

Agents are compensated primarily through a fixed-base commission, but may also have the opportunity for profit sharing, depending on the agent’s aggregate premiums earned and loss experience. Profit sharing opportunities are for an agent’s entire book of business with United and not specifically for any individual policy. United does not have any marketing services agreements, placement services agreements, or similar arrangements. The agents are monitored and supported by United’s marketing representatives. These United representatives also have principal responsibility for recruiting and training new agents.

United manages its agents through periodic business reviews (with underwriter and marketing participation) and establishment of benchmarks/goals for premium volume and profitability. In recent years, United has terminated a number of underperforming agents.

United also appoints more than 2,000 limited-service insurance agents that only service the policies assumed from Citizens. These limited-service agents are an outgrowth of the Consumer Choice amendment passed by the Florida legislature in 2003. The statute allows consumers to remain with Citizens if their agent cannot or will not contract with the carrier taking out the policy and the insured wishes to remain with the agent. If the agent contracts with the new carrier, the insured is obligated to have the policy removed to the take-out carrier. United believes its large network of limited appointment agents is valuable in quickly and effectively completing take-out transactions.

Policy Administration

United is committed to providing the highest possible level of service to the insurance agents that distribute and service its products. United uses third-party administrators (“TPAs”) to manage information systems as well as the many aspects of policy processing. This allows United to obtain the most up-to-date technology at a reasonable cost and to achieve economies of scale without incurring significant fixed overhead expenses.

In addition to integrated policy underwriting, billing, collection and reporting, the TPA employs Internet-based systems for the on-line submission of applications and underwriting of policies. These systems are designed to offer efficient and rapid turnaround for policy issuance, allow the agent to submit periodic changes required by its customer through the internet, and are very popular with United’s agency distribution partners.

United recently contracted with Computer Sciences Corporation (“CSC”), the nation’s leading provider of business process outsourcing services to the property and casualty industry, to take over all of the services currently performed by United’s existing TPA. United’s management believes that CSC provides a superior level of resources and is more capable of supporting United’s future growth objectives.

Underwriting

As required by the Florida OIR, United’s catastrophic reinsurance requirements and related costs are based on a 100-year probable maximum loss (“PML”). United analyzes its PML on a regular basis using catastrophe modeling software. United’s underwriting policies and procedures seek to minimize its risk of loss while maximizing its premium through the optimization of geographic exposure and the diversification of the portfolio with respect to PML. Using output from the software, United strategically analyzes every policy by zip code to accomplish the optimization process.

The effectiveness of United’s strategy can be seen in its loss experience. Except for losses incurred from Hurricane Wilma, United’s hurricane losses in 2004 and 2005 developed below modeled expectations. United currently writes policies in virtually every county in the state with the exception of Pasco, Hernando and Citrus counties, where sinkhole losses are an increased risk.

United writes twelve-month policies only. Based on the historical business practices of United, new business and assumptions of blocks of policies are made evenly throughout the year. Therefore, there is no clear month in which most of the renewals occur. Rates for homeowners insurance policies are heavily regulated in the State of Florida. As such, United is limited in its ability to increase rates without prior approval from the OIR. Homeowners rates are based on a percentage of the insured’s property value and vary across 108 rating territories. United maintains rates in territories where it does not currently write policies, as required by law.

Claims and Claim Reserves

United maintains a claims staff that processes approximately 30%-35% of all non-catastrophe claims. In addition to the in-house staff, United maintains strategic relationships with several third-party claims administrators and a claims call center. Currently, United is under contract with a third-party claims administrator for the processing of all of its catastrophe claims. United believes this relationship is effective in assuring adequate catastrophe service as evidenced by the handling of over 30,000 claims in 2004 and 2005 .

United’s homeowners’ policies provide both structure and contents coverage for a broad range of exposures. The policies also provide liability coverage limited to $100,000, $300,000 or $500,000.

United’s historical non-catastrophe (“non-CAT”) gross loss ratios, including losses incurred but not reported (“IBNR”), are presented in the table below:

Period Ended	Non-CAT Loss and LAE	Gross Earned Premium	Loss Ratio
(Dollars in thousands)
12/31/2007	$25,604	$151,684	16.9%
12/31/2006	34,566	139,588	24.8%
12/31/2005	46,420	119,345	38.9%

According to OIR, the 2007 industry average non-CAT gross loss ratio was 24.3%.

United’s non-CAT loss ratio is currently better than industry average. United actively employs corrective measures, loss mitigation and disciplined underwriting to maintain its loss ratio objectives. For example, in January 2003, United declined to offer renewals to 18,000 unprofitable policies, terminated a small number of poor-performing agents and continued to focus on achieving appropriate rate increases. In 2006, United reduced its exposure to sinkhole losses, the primary cause of the higher losses that occurred in 2005.

In addition to the measures described above, United also takes instrumental steps to mitigate losses such as inspection of all new risks, portfolio credit risk analysis, individual agency management and rehabilitative actions as needed, and monitoring rate adequacy.

The following table summarizes United’s claims and reserves including loss adjustment expense (“LAE”) for the past six years:

Claims and Reserves
(Dollars in thousands)

	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
Non-catastrophe claims data
Claims opened during period	2,239	2,514	3,223	2,176	1,781	1,918
Claims closed during period	2,363	2,856	3,003	1,706	1,782	1,784
Open claims at end of period	539	663	1,005	785	315	316

Loss and LAE incurred	$27,281	$35,472	$46,736	$22,506	$9,948	$11,252
Loss and LAE ceded	(1,677)	(906)	(316)	(598)	(49)	(14)
Net loss and LAE incurred	$25,604	$34,566	$46,420	$21,908	$9,899	$11,238
Total claims payments	$28,745	$31,362	$35,405	$17,722	$10,869	$8,752

Catastrophe claims data
Claims opened during period	329	2,881	20,506	6,566	-	3
Claims closed during period	1,556	16,225	8,228	3,726	2	18
Open claims at end of period	547	1,774	15,118	2,840	-	2

Loss and LAE incurred	$10,256	$115,215	$255,229	$91,686	$-	$-
Loss and LAE ceded	(10,198)	(114,424)	(240,032)	(71,582)	-	-
Net loss and LAE incurred	$58	$791	$15,197	$20,104	$-	$-
Total claims payments	$30,198	$236,099	$105,696	$87,566	$-	$-

Total net loss and LAE incurred	$25,662	$35,357	$61,617	$42,012	$9,899	$11,238
Total claims payments	$58,943	$267,461	$141,101	$105,288	$10,869	$8,752

Reserves
Case	$13,887	$12,609	$91,707	$6,047	$2,491	$2,913
IBNR	22,118	44,566	82,510	6,500	1,100	1,600
Ceded	(14,446)	(33,441)	(153,769)	(4,099)	-	-
Total Reserves	$21,559	$23,734	$20,448	$8,448	$3,591	$4,513

United’s independent actuary performs quarterly loss reviews to assist management in determining the reasonableness of the loss reserves.

The following table presents the liability for unpaid losses and LAE for the years ended December 31, 1999 through 2007 and does not distinguish between catastrophic and non-catastrophic events. The top line of the table shows the estimated net liabilities for unpaid losses and LAE at the balance sheet date for each of the periods indicated. These figures represent the estimated amount of unpaid losses and LAE for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported. The portion of the table labeled "Cumulative paid as of" shows the net cumulative payments for losses and LAE made in succeeding years for losses incurred prior to the balance sheet date. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year.

	Years Ended December 31,
	(Dollars in thousands)
	2007	2006	2005	2004	2003	2002	2001	2000	1999

Balance sheet liability	$21,559	$23,734	$20,448	$8,448	$3,591	$4,513	$2,078	$1,249	$1,716

Cumulative paid as of:
One year later		9,047	12,872	10,962	4,549	4,530	1,707	767	366
Two years later			14,363	13,871	6,097	6,065	2,065	963	393
Three years later				14,868	6,594	6,779	2,258	1,081	503
Four years later					6,382	7,185	2,260	1,197	564
Five years later						6,967	2,250	1,197	668
Six years later							2,067	1,197	668
Seven years later								1,041	668
Eight years later									632

Re-estimated net liability as of:
End of year	$21,559	$23,734	$20,448	$8,448	$3,591	$4,513	$2,078	$1,249	$1,716
One year later		17,652	18,802	12,989	6,061	5,252	2,315	888	378
Two years later			17,675	15,260	6,358	6,523	2,279	1,112	443
Three years later				15,586	7,051	6,981	2,378	1,192	541
Four years later					6,561	7,438	2,260	1,257	667
Five years later						7,066	2,259	1,197	688
Six years later							2,068	1,198	668
Seven years later								1,041	668
Eight years later									632

Cumulative redundancy (deficiency)		$6,082	$2,773	$(7,138)	$(2,970)	$(2,553)	$10	$208	$1,084

Cumulative redundancy (deficiency) as a % of reserves originally established		25.6%	13.6%	-84.5%	-82.8%	-56.6%	0.5%	16.7%	63.2%

The cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years. A deficiency indicates that the latest estimate of the liability for losses and LAE is higher than the liability that was originally estimated and a redundancy indicates that such estimate is lower. It is important to note that the table above presents a run-off of balance sheet liability for the periods indicated rather than accident or policy loss development for those periods. Therefore, each amount in the table includes the cumulative effects of changes in liability for all prior periods. Conditions and trends that have affected liabilities in the past may not necessarily occur in the future.

Management of Exposure to Catastrophic Losses

United is exposed to potentially numerous insured losses arising out of single or multiple occurrences of events such as natural catastrophes. As with all property and casualty insurers, United expects to and will incur some losses related to catastrophes and will price its policies accordingly. United’s exposure to catastrophic losses arises principally out of hurricanes and windstorms. Through the use of standard industry modeling techniques that are susceptible to change, United manages its exposure to such losses on an ongoing basis from an underwriting perspective. United also  attempts to protect itself against the risk of catastrophic loss by obtaining reinsurance coverage as of the beginning of hurricane season (June 1) each year. United secures reinsurance coverage to an amount approximating its 100-year projected maximum loss (“PML”). United’s catastrophe reinsurance program consists of excess of loss reinsurance for multiple catastrophic events. However, there is no guarantee United will have sufficient reinsurance to cover multiple storms in the future or be able to obtain such reinsurance in a timely or cost-effective manner. In addition, United is responsible for losses related to catastrophic events with incurred losses in excess of coverage provided by United’s reinsurance program, such as losses in excess of approximately its 100-year PML.

Reliance on Third Parties and Reinsurers

United is dependent upon third parties to perform certain functions including, but not limited to, provide reinsurance. UPCIC also relies on reinsurers to limit the amount of risk retained under its policies and to increase its ability to write additional risks. United’s intention is to limit its exposure and therefore protect its capital, even in the event of catastrophic occurrences, through reinsurance agreements. For the 2007 hurricane season, United’s reinsurance agreements transferred the risk of loss in excess of approximately $16.5 million up to approximately $400 million for both the first and second loss events. These amounts may change in the future. There is no assurance United will be able to obtain reinsurance at these levels in the future, which could have a material adverse effect to United should a catastrophic event occur.

Reinsurance

The property and casualty reinsurance industry is subject to the same market conditions as the direct property and casualty insurance market, and there can be no assurance that reinsurance will be available to United to the same extent and at the same cost as currently in place. Future increases in catastrophe reinsurance costs are possible and could adversely affect United's results. Reinsurance does not legally discharge an insurer from its primary liability for the full amount of the risks it insures, although it does make the reinsurer liable to the primary insurer. Therefore, United is subject to credit risk with respect to its reinsurers. Management evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to such risk. A reinsurer’s insolvency or inability to make payments under a reinsurance treaty could have a material adverse effect on the financial condition and profitability of United. In addition, while ceding premiums to reinsurers reduces United’s risk of exposure in the event of catastrophic losses, it also reduces United’s potential for greater profits should no catastrophic events occur.

REINSURANCE RECOVERABLE
As of December 31, 2007
Reinsurance Carrier	AM Best Rating	Total Recoverable	Ceded Balances Payable	Net Recoverable	Letters of Credit	Net Unsecured Recoverable
ACE Tempest Reinsurance Ltd	A+	$879	$244	$635	$45	$590
Alea North America Insurance Company	NR-4	63	—	63	—	63
Amlin Bermuda Ltd	A	1,253	822	431	—	431
AXA Re	A-	282	229	53	—	53
Catlin Insurance Company Ltd	A	173	—	173	16	157
Everest Re	A+	1,179	775	404	—	404
Flagstone Re	A-	589	387	202	—	202
Florida Hurricane Catastrophe Fund	—	17,660	—	17,660	—	17,660
Harco National Insurance Group	A-	2,936	1,320	1,616	—	1,616
Hiscox Insurance Co Ltd	A-	253	166	87	—	87
Lloyd's Syndicates	A s	11,490	4,865	6,625	—	6,625
Markel International	A	184	124	60	—	60
Montpelier Reinsurance Ltd	A-	2,140	1,162	978	35	943
National Flood Insurance Program	—	2,739	—	2,739	—	2,739
New Castle Reinsurance Co Ltd	A-	702	453	249	—	249
Odyssey America Reinsurance	A	141	—	141	—	141
Omega Specialty Insurance Co Ltd	A-	294	194	100	—	100
WR Berkley Europe Ltd	A	204	111	93	64	29
Total		$43,161	$10,852	$32,309	$160	$32,149

The $17,660 shown in the table above relates to amounts due to United from the Florida Hurricane Catastrophe fund for payments made by United relating to paid claims from storms in 2004 and 2005. United submitted these claims to the Florida Catastrophe fund and was fully reimbursed before the end of the first quarter of 2008. United does not have any credit risk related to the amounts due from the FHCF as claims submitted are generally remitted to United within 7 business days.

Ratings and Regulation

United’s subsidiary, UPCIC, is regulated by the OIR. As an authorized insurer, with such designations as are required to issue new policies and assume policies from Citizens, UPCIC must comply with the state’s rate approval process and other rules. UPCIC must submit audited financial statements to the OIR and is subject to periodic audits and examinations conducted by OIR personnel. The most recent examination conducted by the OIR was completed in September 2005 and produced no material adverse findings.

The OIR regulates and limits dividends paid by UPCIC. The OIR also must approve any changes to the long-term management agreement between UPCIC and UIM, which presently provides for monthly management fees. UPCIC is required by the OIR guidelines to maintain adequate statutory capital and surplus such that net written premiums to surplus do not exceed the ratio of 4:1. As of December 31, 2006 and 2007, net written premium to surplus was 1.48 and 1.38, respectively. UPCIC has remained in compliance with the NAIC Risk-Based Capital (“RBC”) requirements since inception; its RBC ratio for the years 2006 and 2007 was 276% and 232%, respectively.

Investments

United’s investment strategy is to maximize total rate of return after federal income taxes while maintaining liquidity and attempting to minimize risk. Insurance company investments must comply with applicable state insurance regulations that prescribe the type, quality and concentrations of investments. In accordance with these regulations, United’s current investment policy limits investment in non-investment grade fixed-maturity securities (including high-yield bonds), and limits total investments in preferred stock, common stock and mortgage notes receivable.

United’s investment policy is reviewed and approved by the Investment Committee of its Board of Managers on a regular basis. As of December 31, 2007, approximately 90% of United’s investments were in fixed-income securities, which are considered to be available for sale, and short-term investments. United does not use any swaps, options, futures or forward contracts to hedge or enhance its investment portfolio. United’s cash and investment portfolio totaled $170.6 million as of December 31, 2007.

The following table summarizes, by type, United’s investments as of December 31, 2007 and 2006:

	As of December 31, 2007		As of December 31, 2006
	Carrying Amount	% of Total	Carrying Amount	% of Total
	(Dollars in thousands)
Fixed maturities, at market:
U.S. government agencies and authorities	$68,904	61.3%	$44,392	41.5%
Corporate securities	38,506	34.2%	46,300	43.2%
Total fixed maturities	107,410	95.5%	90,692	84.7%
Equity securities, at market	5,072	4.5%	16,385	15.3%
Total fixed and equity securities	$112,482	100.0%	$107,077	100.0%

Legislative Initiatives

The State of Florida operates Citizens to provide insurance to Florida homeowners and businesses. In May 2007, the State of Florida passed legislation that freezes property insurance rates for Citizens customers at December 2006 levels through December 31, 2008, and permits insurance customers to opt into Citizens when the price of a privately-offered insurance policy is 15% more than the Citizens rate, compared to the previous opt-in threshold of 25%. These initiatives, together with any future initiatives that seek to further relax eligibility requirements or reduce premium rates for Citizens customers, could adversely affect the ability of UPCIC to grow and successfully operate. In addition, the Florida legislature in 2007 expanded the capacity of the FHCF, with the intent of reducing the cost of reinsurance otherwise purchased by residential property insurers. If the expanded FHCF coverage expires or if the law providing for the expanded coverage is otherwise modified, the cost of UPCIC's reinsurance program may increase, which could affect UPCIC's profitability until such time as UPCIC can obtain approval of appropriate rate changes. State and federal legislation relating to insurance is affected by a number of political and economic factors beyond the control of UPCIC and United. The Florida legislature and the NAIC from time to time consider proposals that may affect, among other things, regulatory assessments and reserve requirements. United cannot predict the effect that any proposed or future federal or state legislation or initiatives may have on the financial condition or operations of United or United's ability to expand its business.

Competition

The insurance industry is highly competitive and, except for certain regulatory considerations, there are relatively few barriers to entry. United competes with large national insurance providers, smaller regional providers and Florida domestic property and casualty companies. National and regional companies that compete with United in the homeowners’ market include Allstate Floridian Insurance Company, State Farm Florida Insurance Company, and Nationwide Insurance Company of Florida. Our primary domestic competitors include Universal Property & Casualty, Universal Insurance Company of North America, and Olympus Insurance Group. Finally, due to legislation passed by the Florida legislature in 2007, Citizens is authorized to compete with private insurers, such as United. Some of these competitors have greater capital resources and longer operating histories than United. Increased competition from other private insurance companies as well as Citizens could adversely affect United's ability to do business profitably.

United competes primarily on the basis of customer service, coverage offered, claims handling, price, agent commission and perceived financial strength. Many of our competitors have higher ratings, more capital, greater resources and additional access to capital than we have. They may offer a wider range of products and services than we do and may cover larger geographic markets. It is possible that new entrants to our markets may arise and create additional competition leading to potentially lower prices and higher limits offered. Although United's pricing is influenced to some degree by that of its competitors, management of United believes that it is generally not in United’s best interest to compete solely on price. United chooses instead to compete on the basis of underwriting criteria, its distribution network and high quality service to its agents and insureds. United believes that it competes favorably in these areas.

Financial Stability Rating

Financial stability ratings are an important factor in establishing the competitive position of insurance companies and may impact an insurance company’s sales. Demotech, Inc. maintains a letter scale financial stability rating system ranging from A** (A double prime) to L (licensed by state regulatory authorities). Demotech, Inc. has assigned UPCIC a financial stability rating of A, which is the third highest of six rating levels. According to Demotech, Inc., A ratings are assigned to insurers that have “Exceptional ability to maintain liquidity of invested assets, quality reinsurance, acceptable financial leverage and realistic pricing while simultaneously establishing loss and loss adjustment expense reserves at reasonable levels.” With a financial stability rating of A, United expects that UPCIC’s property insurance policies will be acceptable to the secondary mortgage marketplace and mortgage lenders. The rating of UPCIC is subject to at least annual review by, and may be revised downward or revoked at the sole discretion of, Demotech, Inc.

UPCIC’s failure to maintain a commercially acceptable financial stability rating could have a material adverse effect on United’s ability to retain and attract policyholders and agents. Many of United’s competitors have ratings higher than that of UPCIC. A downgrade in the financial stability rating of UPCIC could have a material adverse impact on its ability to effectively compete with other insurers with higher ratings. Additionally, a withdrawal of the rating could cause UPCIC’s insurance policies to no longer be acceptable to the secondary marketplace and mortgage lenders, which could cause a material adverse effect of United’s results of operations and financial position.

Demotech, Inc. bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities.

Employees

As of June 2008, United had thirty employees, all of which are full-time employees, including three executive officers. United is not a party to any collective bargaining agreement and has not experienced any work stoppages or strikes as a result of labor disputes. United considers relations with its employees to be satisfactory.

Facilities

United leases over 8,000 square feet of office space in St. Petersburg, Florida at an average cost of approximately $21 per square foot. The current lease for the office space expires in September 2008, and United has signed a six-year lease for approximately 15,000 square feet of office space in St. Petersburg, Florida in a similar price range. United does not own any real estate.

Legal Proceedings

United is subject to routine legal proceedings in the ordinary course of business. United believes the ultimate resolution of these matters will not have a material adverse effect on its business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF UNITED INSURANCE HOLDINGS, L.C.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated audited financial statements and accompanying notes which appear elsewhere in this Form S-4/A.

OVERVIEW

United is an insurance holding company that, through its wholly-owned subsidiaries UIM, UPCIC and SCS controls substantially all aspects of the insurance underwriting, distribution and claims process. In Florida, United is authorized to underwrite, through UPCIC, homeowners’ and dwelling fire property and casualty insurance, as well as a packaged commercial-lines product which serves auto-service professionals. United internally manages and adjusts all claims from its policyholders and outsources its on-site claims appraisal process and policy administration process, but retain the accounting, collections and disbursement processes.

UIM acts as UPCIC’s exclusive managing general agent (“MGA”). UIM currently provides all underwriting, policy administration, marketing, accounting and financial services to UPCIC. UIM generates revenue through policy fee income and other administrative fees from the marketing of UPCIC’s products through United’s distribution network.

United’s business, results of operations and financial condition are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on its business, results of operations and financial condition. Also, if its estimated liabilities for unpaid losses and loss adjustment expenses (“LAE”) are less than actual losses and LAE, they will be required to increase reserves with a corresponding reduction in net income in the period in which the deficiency is identified.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. The most significant accounting estimate inherent in the preparation of United’s financial statements is management’s evaluation and determination of the liability for unpaid loss and LAE.

United establishes reserves for unpaid losses and LAE which are comprised of reserves on known claims (“case reserves”) and reserves for claims incurred but not yet reported (“IBNR reserves”). These reserves represent management’s best estimate of United’s liability for loss and LAE and are based on the application of various actuarial reserve estimation techniques as well as the consideration of other material facts and circumstances known at the balance sheet date. The process of establishing United’s reserves is complex and necessarily imprecise, as it involves using judgment that is affected by many variables.

Due to the uncertain nature of any projection of the future, including the estimation of loss and LAE reserves, the ultimate loss and LAE payments made by United may different from the recorded reserves. The actual evolution of loss and LAE case reserves or claim payments for a particular accident year is referred to as development.

The homeowners and dwelling lines of business that constitute substantially all of the business written by United are known in the industry as “short-tailed” lines of business. A “short-tailed” line of business is one in which claims are reported quickly following the occurrence of a loss (e.g., approximately 99% of United’s ultimate number of claims are known at 24 months after the inception of the accident year), and claims are settled quickly following the reporting of a loss (e.g., approximately 75% of United’s ultimate loss and LAE are known at 24 months after the inception of the accident year). Consequently, standard actuarial reserve estimating techniques work well and produce similar results.

Loss Reserving Process

When determining reserves, United’s management and financial analysts, who collectively have over four decades of industry experience, analyze various factors such as United’s historical loss experience and that of the Industry, claims frequency and severity, United’s business mix, United’s claims processing procedures, legislative enactments, judicial decisions and legal developments in imposition of damages, and general economic conditions, including inflation. A change in any of these factors from the assumptions implicit in United’s estimates can cause United’s ultimate loss experience to be better or worse than indicated by its reserves, and the difference could be material. Due to the correlated nature of the aforementioned factors, there is no precise method for evaluating the impact of any one specific factor in isolation, and an element of judgment is ultimately required.

Management determines United’s ultimate loss and LAE reserves by selecting a point estimate within a range of indications that is calculated by United’s financial analysts using generally accepted actuarial techniques. Management’s selection of the point estimate is influenced by its analysis of United’s paid losses and incurred losses since inception. For each accident year, United’s financial analysts estimate the ultimate incurred losses and LAE for both known and unknown claims. In establishing this estimate, United’s financial analysts will calculate the high, low, and average range from the distribution of ultimate loss and LAE estimates compiled from the results of the Paid and Incurred Loss Development models discussed below. United’s total reserves are the difference between the estimated ultimate incurred losses and LAE and the cumulative loss and LAE payments made to date.

Case Reserves

When a claim is reported, United’s claims personnel establish a case reserve that represents the initial estimate of the loss and LAE that will ultimately be paid on the reported claim. The amount of the initial reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The initial estimate reflects informed judgment of the claims personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. In addition, minimum reserves are set by management based upon averages of loss and LAE payments made on prior closed claims by claim type. As claims mature, the initial estimates are increased or decreased as deemed necessary by United’s Claims Department based upon additional information regarding the loss, the results of on-site reviews and any other information gathered while reviewing the claims.

IBNR Reserves

IBNR reserves are determined by taking the ultimate loss and LAE as projected using the methods discussed below and then deducting actual loss and LAE payments and case reserves from the projected ultimate loss and LAE. United reviews and adjusts its IBNR reserves on a monthly basis based on information available to management at the balance sheet date.

On an annual basis, our independent actuary provides a Statement of Actuarial Opinion (“SAO”) that indicates the actuaries’ estimate of a reasonable provision for all unpaid loss and loss expense obligations of United under the terms of its contracts and agreements. Management reviews the opinion and compares the projected ultimate loss and LAE per the SAO to its own projection of ultimate loss and LAE to ensure that loss and LAE reserves recorded at each annual balance sheet date are based upon Management’s analysis of all internal and external factors related to known and unknown claims against United and are within NAIC guidelines. United compares its recorded reserves to the indicated range provided in the report accompanying the SAO. If United’s recorded amount falls within the indicated range determined by the actuaries, then United makes no adjustments.

Methods of Estimation

Our independent actuary uses all of the following actuarial models to calculate United’s ultimate loss reserves in their SAO. There were no changes in the models used by our independent actuaries during the three-year period ended December 31, 2007.

Incurred Loss Development

Under this version of the Loss Development model, ultimate losses are estimated based on the historical development patterns of incurred losses by accident year. Incurred losses are defined as paid losses plus case reserves.

The strength of this method is its ease of use and comparability to industry benchmarks while its weakness is the potential for volatility in the calculated factors as well as an element of subjectivity in the selected factors. The volatility can arise from a number of factors such as inflation, changes in reserving practices, changes in underwriting criteria and geographic concentration.

Paid Loss Development

Under this version of the Loss Development model, ultimate losses are estimated based on the historical development patterns of paid losses by accident year.

The strengths and weaknesses of this method are identical to the Incurred Loss Development model.

Incurred Bornhuetter-Ferguson Severity

Under this version of the Bornhuetter-Ferguson model, ultimate losses are estimated as the sum of cumulative incurred losses and estimated IBNR losses. The IBNR losses are estimated based on expected average severity, estimated ultimate claim counts and the historical development patterns on incurred losses. Historical loss severities are adjusted to current levels using severity on-level factors which include a provision for the notable change in average claim costs between accident years 2003 and 2004.

Incurred Bornhuetter-Ferguson Loss Ratio

Under this version of the Bornhuetter-Ferguson model, ultimate losses are estimated as the sum of cumulative incurred losses and estimated IBNR losses. IBNR losses are estimated based on on-level earned premium, expected loss ratios and the historical development patterns of incurred losses.

The Bornhuetter-Ferguson models are generally more stable than the incurred and paid development models, but this relative strength comes at the cost of less responsiveness to real changes in loss experience.

Mathematically, the Bornhuetter-Ferguson model reduces to a weighted average of the Incurred Loss Development model and a method known as the Expected Loss model, with a weight equal to the percentage of expected emerged losses given to the Development model and the Expected Loss model given the percentage of expected un-emerged losses.

For example, based on the selected development factors used in the Incurred Loss Development model in the analysis conducted at 12/31/2007, more than 80% of the weight was given to the Incurred Loss Development model and less than 20% given to the Expected Loss model, for the most recent accident year. For the second most recent accident year period, approximately 93% of the weight was given to the Incurred Loss Development model and 7% given to the Expected Loss model. In addition, since the results of the Incurred Loss Development model are considered when establishing the expected loss ratio and severity parameters of the Bornheutter-Fergusson models, it is clear that the Incurred Bornheutter-Ferguson model will not vary significantly from the Incurred Development model, in United’s case.

The main drivers in the Loss Development models are the selected development factors. Development factors are calculated by age period (i.e., 12-24 months, 24-36 months, etc.), by taking the current year’s total incurred or paid loss and LAE for the particular accident year and dividing by the prior year’s total incurred or paid loss and LAE for the particular accident year. Averages of the resulting development factors in each age period are calculated, such as the three-year average, five-year average, cumulative average, and cumulative average excluding the high and low. An evaluation of the calculated development factors and their resulting averages is performed and judgment is used to select a particular development factor per age period. The selected development factors are used to project expected ultimate loss and LAE by accident year.

Reliance and Selection of Methods

All four of the models described above produce substantially similar results in United’s case. While United’s independent actuary uses all four models, Management relies heavily on the Loss Development models when calculating its estimate of ultimate loss and LAE. The focus on the two Loss Development models is justified because of the short-tailed nature of United’s book of business, the relative responsiveness of the Loss Development models, and the fact that the Bornhuetter-Ferguson models are not expected to produce materially different results. Ultimately, this means that the main assumptions of the Loss Development methods, the selected loss development factors, represent the most critical aspect of United’s loss reserving process. The same set of loss development factors that are selected by Management and used in the models during the loss reserving process are also used by Management to calculate the premium necessary to ensure that United is always earning enough premium to pay expected ultimate loss and LAE. The resulting calculated premium rate is filed with the Florida Office of Insurance Regulation for approval.

Loss and LAE Analysis

The amount of the reserve for loss and LAE for each of the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Balance at January 1	$57,175	$174,217
Less reinsurance recoverables	33,441	153,769
Net balance at January 1	$23,734	$20,448

Incurred related to:
Current year	$31,466	$36,095
Prior years	(5,804)	(738)
Total incurred	$25,662	$35,357

Paid related to:
Current year	$18,511	$18,291
Prior years	9,326	13,780
Total paid	$27,837	$32,071

Net balance at year-end	$21,559	$23,734
Plus reinsurance recoverables	14,446	33,441
Balance at year-end	$36,005	$57,175

Case reserves	$13,887	$12,609
IBNR reserves	22,118	44,566
Balance at year-end	$36,005	$57,175

In 2007, United reduced its reserves for claims originating in prior accident years by $15.1 million. The $15.1 million decrease was comprised of claims payments of $9.3 million and a $7.9 million decrease in IBNR reserves, offset by a $2.1 million increase in incurred loss and LAE. The $2.1 million of additional incurred consisted of $0.7 million of claims payments in excess of reserves related to bodily injury liability claims, and $1.4 million of claims payments in excess of reserves related to water damage claims. The $2.1 million additional incurred was offset by the $7.9 million reduction in IBNR reserves, resulting in a net reduction in incurred loss and LAE on claims originating in prior accident years of $5.8 million.

The $7.9 million reduction in IBNR reserves reflects the short-tailed nature of United’s main line of business. Claims originating in prior accident years are another year older; therefore, most loss and LAE has been incurred and, in many cases, paid on those claims and significantly less additional IBNR is expected on those claims than was expected at December 31, 2006. To project the development of loss and LAE on claims originating in 2006 on the homeowners and dwelling lines of business at December 31, 2006, a selected cumulative development factor of approximately 1.74 was applied in the Paid Loss Development model for the 12-24 month age period and a selected cumulative development factor of approximately 1.26 for the same age period was applied in the Incurred Loss Development model. To project the development of loss and LAE on those same accident year 2006 claims at December 31, 2007, a selected cumulative development factor of approximately 1.13 was applied in the Paid Loss Development model for the 24-36 month age period and a selected cumulative development factor of approximately 1.07 for the same age period was applied in the Incurred Loss Development model. The noted changes from one age period to the next age period primarily accounted for approximately $4.4 million of the $7.9 million reduction in IBNR reserves once the results of the models were averaged and Management selected its point estimate of ultimate loss and LAE.

The selected development factors in the 24-36 month and later age periods did not materially change from those used in the same age periods in the prior year, but the aging of the claims means that the lesser development factor in the next age period was applied to the same set of claims. A surge in demand for building materials occurred after the hurricanes of 2004 and 2005 that caused sharp increases in the prices of those building materials. The price increases in turn caused Management to select conservative development factors when determining United’s reserves at December 31, 2006. At December 31, 2007, our actual claims data indicated that those factors did not need to be increased further, so Management chose not to materially change those development factors. The positive development that occurred in 2007 for the reasons noted in the previous paragraph is a trend that Management expects to continue in 2008, and Management may select lower development factors in future analyses.

Reasonably Likely Changes in Variables

As previously noted, Management evaluates several factors when exercising its judgment in the selection of the loss development factors that ultimately drive the determination of United’s loss and LAE reserves. Management believes that a reasonably likely change in almost any of these aforementioned factors could have an impact on United’s reported results, financial position and liquidity. However, Management does not believe that any reasonably likely changes in the frequency or severity of claims would have a material impact unless the changes in frequency and severity were far in excess of United’s nine-year historical trend for frequency and severity. Management has evaluated reasonably likely changes in the selected development factors and determined that the loss and LAE reserves recorded at December 31, 2007 could be reduced by any amount from $1 million to $4.8 million, resulting in an increase in net income of between $0.6 million and $3 million, and an increase in equity of between 1.4% and 6.5%. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios.

Accounting for loss contingencies pursuant to Statement of Financial Accounting Standards (“SFAS”) No.5, Accounting for Contingencies, involves the existence of a condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future event(s) occur or fail to occur. Additionally, accounting for a loss contingency requires management to assess each event as probable, reasonably possible or remote. Probable is defined as the future event or events are likely to occur. Reasonably possible is defined as the chance of the future event or events occurring is more than remote but less than probable, while remote is defined as the chance of the future event or events occurring is slight. An estimated loss in connection with a loss contingency shall be recorded by a charge to current operations if both of the following conditions are met: (i) the amount can be reasonably estimated; and (ii) the information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements. It is implicit in this condition that it is probable one or more future events will occur confirming the fact of the loss or incurrence of a liability.

United is required to review the terms of each of its reinsurance contracts to ensure they comply with SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts . SFAS No. 113 establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Contracts that do not result in the reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed generally do not meet the conditions for reinsurance accounting and must be accounted for as deposits. SFAS No. 113 also requires United to disclose the nature, purpose and effect of reinsurance transactions, including the premium amounts associated with reinsurance assumed and ceded. SFAS No. 113 also requires disclosure of concentrations of credit risk associated with reinsurance receivables and prepaid reinsurance premiums.

Please see Note 2 of the notes to United’s 2007 audited consolidated financial statements for additional information regarding significant accounting policies and practices.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) which clarifies the accounting for income tax reserves and contingencies recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes . This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.   There was no material impact on the consolidated financial statements related to the adoption of FIN 48.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments . This accounting standard permits fair value re-measurement for any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify them as freestanding derivatives or as hybrid financial instruments containing an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. There was no material impact on the consolidated financial statements with respect to the adoption of SFAS No. 155.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements , which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. 157-2 Effective Date of FASB Statement No. 157 , which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. United plans to utilize the deferral for non-financial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s results of operation or financial position.

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans . This statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 became effective for years ending after December 15, 2006. United has no defined benefit or postretirement plans, so there was no impact on its consolidated financial statements with respect to the adoption of SFAS No. 158.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact on the current year’s financial statements of correcting all misstatements, including the carryover and reversing effects of prior years’ misstatements, as well as the effects of errors arising in the current year. SAB 108 is effective as of the first fiscal year ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. There was no material impact on United’s consolidated financial statements with respect to the adoption of SAB No. 108.

In March 2006, FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 . SFAS 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. SFAS 156 became effective at the beginning of the first fiscal year that begins after September 15, 2006. FASB 156 did not have a material impact on United’s consolidated financial statements.

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which effectively replaces Emerging Issues Task Force (“EITF”) Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when impairment is other-than-temporary and clarifies that subsequent to the recognition of other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. There was no material impact on United’s consolidated financial statements with respect to the adoption of FSP 115-1.

In September 2005, the AICPA issued Statement of Position (“SOP”) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). This statement provides guidance to insurance entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverage that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of the SOP, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 became effective for internal replacements occurring in fiscal years beginning after December 15, 2006. There was no material impact on United’s consolidated financial statements with respect to the adoption of SOP 05-1.

In December 2004, the FASB issued SFAS No. 123, Share-Based Payments (revised 2004) (“SFAS No. 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The resulting cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R also requires companies to measure the cost of employee services received in exchange for employee stock purchase plan awards. SFAS No. 123R became effective during the fiscal quarter beginning January 1, 2006. There was no material impact on United’s consolidated financial statements with respect to the adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This Statement replaces APB Opinion No. 20, Accounting Changes , and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements , and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement became effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a significant effect on United’s financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities— Including an Amendment of SFAS No. 115 (“SFAS No. 159”), which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. United does not expect to apply the fair value option to any existing financial assets or liabilities as of January 1, 2008. Consequently, the adoption of SFAS No. 159 is expected to have no material impact on United’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). This standard establishes principles and requirements for how the entity that acquires a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the entity acquired. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of United’s fiscal year beginning after December 15, 2008. United is currently evaluating the impact that the adoption of SFAS No. 141(R) will have on its consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS No. 160”). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of United’s fiscal year beginning after December 15, 2008. United is currently evaluating the impact the adoption of SFAS No. 160 will have on its consolidated financial condition or results of operations.

ANALYSIS OF FINANCIAL CONDITION (December 31, 2007 as Compared to December 31, 2006)

Total Investments

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”), addresses accounting and reporting for (a) investments in equity securities that have readily determinable fair values and (b) all investments in debt securities. SFAS No. 115 requires that these securities be classified into one of three categories: held-to-maturity, trading or available-for-sale.

Investments classified as held-to-maturity include debt securities wherein United’s intent and ability are to hold the investment until maturity. Held-to-maturity investments are carried at amortized cost. Investments classified as trading securities include debt and equity securities bought and held primarily for the sale in the near term. Trading securities are carried at fair value, with unrealized holding gains and losses included in the results of current period operations. Investments classified as available-for-sale include debt and equity securities that are not classified as held-to-maturity or trading investments. Available-for-sale securities are carried at fair value with unrealized holding gains and losses excluded from earnings and reported as a separate component of members’ equity, namely “Other Comprehensive Income (Loss)”.

Total Investments decreased $17.2 million, or 13.1%, to $113.8 million as of December 31, 2007, as compared to $131 million as of December 31, 2006. The decrease is primarily a result of the maturation of certificates of deposit.

The fixed maturities and the equity securities that are available for sale and carried at fair value represent 98.9% of total investments as of December 31, 2007, as compared to 81.8% as of December 31, 2006.

Below is a summary of net realized gains and (losses) at December 31, 2007 and 2006 by category:

	Years Ended December 31,
	Gains (Losses) 2007	Gains (Losses) 2006
Fixed income securities	$4	$11
Equity securities	1,231	834
Total realized gains	1,235	845

Fixed income securities	(70)	(178)
Equity securities	(843)	(556)
Total realized losses	(913)	(734)

Net realized gains on investments	$322	$111

Pursuant to SFAS No. 115, United records unrealized gains and losses, net of estimated income taxes, as Other Comprehensive Income in members’ equity. Management periodically reviews the individual investments that comprise United’s portfolio to determine whether a decline in the fair market value of those securities below its amortized cost is other-than-temporary. Factors used in such consideration include, but are not limited to, the extent to which amortized cost exceeds the fair market value, the length of time over which amortized cost has exceeded the fair market value, the financial condition and near-term prospects of the issuer, the timeliness and completeness of expected dividends, principle and interest payments, ratings from nationally recognized statistical rating organizations such as Standard and Poor’s and Moody’s and United’s ability and intent to keep the investment for a period sufficient to allow for an anticipated recovery in market value.

The investments held at December 31, 2007 and 2006 were comprised mainly of United States government and agency bonds as well as municipal bonds which are viewed by United as conservative and less risky holdings, though sensitive to interest rate changes. There is a smaller concentration of corporate bonds predominantly held in the financial and conglomerate industries. The equity holdings are in preferred and common stocks.

United has determined that all of its securities are in good standing and that none reflect an impairment that qualifies as other than temporary per SFAS No. 115.

Cash and Cash Equivalents

Cash and cash equivalents, which include cash and money market accounts, increased $10.7 million, or 23.2%, to $56.9 million as of December 31, 2007, as compared to $46.2 million as of December 31, 2006. The increase in cash as of December 31, 2007 was due to the maturation of certificates of deposit. During 2007 operating and investing activities provided $15.0 and $18.2 million in cash respectively.

Prepaid Reinsurance Premiums

Prepaid reinsurance premiums decreased $7.9 million, or 23.1%, to $26.3 million as of December 31, 2007, as compared to $34.2 million as of December 31, 2006. The decrease in ceded written premiums due to lower reinsurance costs was the cause of the decrease in prepaid reinsurance premiums.

Premiums Receivable, Net

Premiums receivable, net decreased $0.1 million, or 1.0%, to $10.0 million as of December 31, 2007, as compared to $10.1 million as of December 31, 2006. The decrease is due to a $0.1 million increase in uncollectible premiums reserve.

Reinsurance Recoverable, Net

Reinsurance recoverable, net, decreased to $16.8 million as of December 31, 2007, as compared to $38.5 million as of December 31, 2006. The lack of catastrophic storms in 2006 and 2007 led to fewer claims for which United needed to recover losses from its reinsurers.

United has not made, nor does it anticipate making, material changes to its reinsurance strategy that would have a material, adverse effect on its financial position, results of operations or cash flows. United continues to follow the same reinsurance strategy it has followed since its inception and management does not plan on making material changes to its reinsurance strategy in the foreseeable future.

United does not have any limitations on its ability to cede losses to its reinsurers which is inconsistent with historical results. For further discussion of changes in Reinsurance recoverable, net, see Note 6 - Reinsurance in the notes to United’s 2007 audited consolidated financial statement.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs increased $0.3 million, or 4.2%, to $7.5 million as of December 31, 2007, as compared to $7.2 million as of December 31, 2006. This increase is due to differences in the timing of payments and the recognition of acquisition expenses as it relates to commission.

Deferred Income Taxes, Net

The net deferred income tax asset decreased $2.1 million, or 30.9%, to $4.7 million as of December 31, 2007, as compared to $6.8 million as of December 31, 2006. This decrease is due to a combination of decreases in deferred tax assets from unearned premiums and reinsurance provisions and increases in deferred tax liabilities primarily from unrealized gains which are treated differently for tax and reporting purposes.

Income Taxes Receivable

Income taxes receivable decreased to zero as of December 31, 2007, as compared to $0.4 million as of December 31, 2006. The change is due to tax payment patterns in connection with United’s tax liabilities at the insurance subsidiary.

Other Assets

Other assets increased $4.8 million to $6.3 million as of December 31, 2007, as compared to $1.5 million as of December 31, 2006. Major components of other assets are as follows:

	2007	2006

Reinsurance deposits	$2,808	$14
Accrued investment income	1,385	1,255
Interest receivable	1,249	129
Prepaid expenses	625	-
Other receivables	110	10
Notes receivable from officers	100	100
Total other assets	$6,277	$1,508

Unpaid Losses and Loss Adjustment Expenses

Gross unpaid losses and LAE decreased $21.2 million, or 37.1%, to $36.0 million as of December 31, 2007, as compared to $57.2 million as of December 31, 2006. The decrease in unpaid losses and LAE is a result of a $22 million reduction in IBNR reserves due to favorable development of claims related to the hurricanes of 2004 and 2005.

Factors that affect unpaid losses and LAE include the estimates made on a claim-by-claim basis known as “case reserves” coupled with bulk estimates known as IBNR. Periodic estimates by management of the ultimate costs required to settle all claim files are based on United’s analysis of historical data and estimations of the impact of numerous factors such as (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.

Unearned Premiums

Unearned premiums decreased $6.6 million, or 8.3%, to $73.1 million as of December 31, 2007, as compared to $79.7 million as of December 31, 2006. The decrease was due to a corresponding decrease in written premium during 2007.

Reinsurance Payable

Reinsurance premiums payable decreased $16.9 million, or 60.8%, to $10.9 million as of December 31, 2007, as compared to $27.8 million as of December 31, 2006. The decrease was mainly the result of a $15.3 million decrease in ceded written premium.

Accrued Distribution Payable

Accrued distribution payable increased $1.0 million, or 12.2% to $9.2 million as of December 31, 2007 compared to $8.2 million as of December 31, 2006. The increase in the accrued distribution payable resulted from an increase in the income of UIM and SCS. Since both UIM and SCS are limited liability companies, their income flows through, untaxed, to their owners and the owners incur the tax on that income. Cash distributions are made each year to allow each member to pay any federal income taxes which may be owed by them.

Advance Premium

Advance premium remained constant at $2.4 million as of December 31, 2007 and 2006. Advanced premium represents monies received on policies not yet in force as of December 31, 2007.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses decreased $11.3 million, or 44.8%, to $13.9 million as of December 31, 2007 as compared to $25.2 million as of December 31, 2006. This decrease is due to a decrease in premium refunds payable and claim disbursements payable of $9.4 million, as well as United’s cash management efforts and timing of payments with trade vendors.

Shares Subject To Mandatory Redemption

Shares subject to mandatory redemption increased $1.7 million or 188.9% to $2.6 million as of December 31, 2007 as compared to $0.9 million as of December 31, 2006. The increase resulted from an increase in the valuation of the redeemable put option related to York Enhanced Strategies Fund, LLC’s (“York”) ownership interest in the Company.

Federal and State Income Tax Payable

Federal and state income tax payable increased to $2.3 million as of December 31, 2007, as compared to zero as of December 31, 2006. The change is due to tax payment patterns in connection with United’s tax liabilities at the insurance subsidiary.

Long-Term Debt

Long-term debt decreased $5.8 million, or 11.7%, to $43.8 million as of December 31, 2007, as compared to $49.6 million as of December 31, 2006. During 2007, United retired its note payable to York utilizing proceeds from a refinancing with Columbus Bank and Trust (“CB&T”). The decrease in long-term debt resulted from principal payments made during the year on the new note payable to CB&T.

RESULTS OF OPERATIONS (Year Ended December 31, 2007 Compared to Year Ended December 31, 2006)

Gross Premiums Written

Gross premiums written decreased $3.8 million, or 2.6%, to $145.1 million for the year ended December 31, 2007, as compared to $148.9 million for the year ended December 31, 2006.

Though United wrote a substantial amount of new policies during calendar year 2007, its policies in force for the year ended December 31, 2007 were equivalent to the policies in force for the year ended December 31, 2006. The lack of policy growth and related decrease in gross written premium is attributable to several factors. Specifically, the Florida Office of Insurance Regulation (“OIR”) approved an average 55% rate increase for United that became effective in September 2006. In addition, the Florida legislature passed a bill in early 2007 that froze the rates that Citizens Property Insurance Corporation (“Citizens”), Florida’s state-run insurer, was permitted to charge. Also, several new competitors entered the marketplace in 2007. Management believes many of these new companies are offering rates which are inadequate to support their operations in the long term. A normal and expected result of the aforementioned factors was a lower than average retention of United’s existing policies. As of December 31, 2007, policy retention levels have improved by more than 20% from the lows noted earlier in the year.

Another factor that impacts gross written premium is the policies that the State of Florida implemented starting in 2006 to improve the ability of residential structures to withstand hurricane force winds. New construction must meet stronger building codes, and existing homes are eligible for premium credits through an inspection program that allows homeowners to determine how their homes may be upgraded to mitigate storm damage. A portion of insureds, primarily with newly constructed homes, are likely to qualify for insurance premium discounts as new homes are built and some existing homes are retrofitted. According to the State of Florida, these wind miligation credits result from homes' reduced vulnerability to hurricane losses which United takes into account in its underwriting and profitability models, but ultimately reduces the average premium per policy when compared to prior years.

Gross Premiums Ceded

Gross premiums ceded decreased to $58.5 million for the year ended December 31, 2007, as compared to $78 million for the year ended December 31, 2006. United’s reinsurance premiums resulting from its contracts with private reinsurance companies are based mainly on the total insured value (“TIV”) and the projected maximum loss (“PML”) of the underlying reinsured policies. Those premiums are also based on the amount of coverage the private reinsurance contracts must offer related to the portion of potential catastrophe losses not covered by United’s contract with the Florida Hurricane Catastrophe Fund (“FHCF”). The decrease in gross premiums ceded resulted from a lower TIV and PML in the current year compared to the prior year, as well as from an increase in the coverage provided by the FHCF contract over the prior year’s FHCF contract. For further discussion please see Note 6 of the notes to United’s 2007 audited consolidated financial statements titled “Reinsurance”.

Decrease (Increase) in Net Unearned Premiums

Net unearned premiums increased $1.2 million for the year ended December 31, 2007, as compared to a decrease of $2.7 million for the year ended December 31, 2006. The change was primarily due to a decrease in gross written homeowners and dwelling fire insurance premiums during 2007.

Net Premiums Earned

Net premiums earned increased $11.8 million, or 16.0%, to $85.4 million for the year ended December 31, 2007, as compared to $73.6 million for the year ended December 31, 2006. United’s reduced reinsurance costs (ceded premium) were the main cause of the increase in net premiums earned.

Commissions and Fees

Commissions and other fees remained constant at $2.4 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

Net Investment Income

Net investment income increased $1.9 million, or 32.2%, to $7.8 million for the year ended December 31, 2007, as compared to $5.9 million for the year ended December 31, 2006. The increase in net investment income resulted from an increase in the amount invested in the fixed-income portion of United’s portfolio, resulting in higher interest income.

Net Realized Investment Gains

Net realized investment gains increased $0.2 million, or 200.0%, to $0.3 million for the year ended December 31, 2007, as compared to $0.1 million for the year ended December 31, 2006. The table captioned “Total Investments” depicts the gains (losses) by investment category.

Policy Assumption Bonus

Policy Assumption Bonus, which includes interest income earned on the bonus amounts, increased to $13.6 million for the year ended December 31, 2007, as compared to zero for 2006. Since United must meet certain requirements to collect the bonus from policy assumptions made from Citizens, such as offering the assumed policies for renewal for three years, United recognizes the policy assumption bonus when the cash is collected. United recognized $12.3 million of the bonus plus $1.3 million of associated interest during 2007, which was the first year United was eligible to collect any of the bonus, resulting in the increase over the prior year.

United has Citizens takeout policies from 2005 that will meet the criteria for revenue recognition for policy assumption bonus income in the amount of approximately $6.4 million during 2008. There are currently no additional takeout policies that will earn income after 2008. There can be no assurance that Citizens will offer any additional policies for take out agreements in the future under conditions that would be favorable for United to take on the underwriting risk for these policies.

Other Income

Other Income increased $2.8 million, or 700%, to $3.2 million for the year ended December 31, 2007, as compared to $0.4 million for the year ended December 31, 2006. All Florida insurers, including UPCIC, are subject to assessments by the Florida Insurance Guaranty Association (“FIGA”) and Citizens. Florida law allows assessed insurers to recoup the assessments from their policyholders. For GAAP purposes, United recognizes these assessments as expenses when they are paid to FIGA or Citizens, and when it collects the assessments from policyholders, it recognizes income. United’s collections of assessments increased by $2.8 million in 2007 mainly because it was assessed approximately $5 million in 2006 versus $0.2 million in 2005.

The amount of assessments that are incurred from the Florida Insurance Guaranty Association (“FIGA”) can vary on a year to year basis, but are capped at 2.0% of United’s gross written premium. Moreover, even if assessments and recoupments do offset each other, they may not offset each other in the same fiscal period due to the ultimate timing of the assessments and recoupments.

Loss and LAE

Loss and LAE, United’s most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of United policyholders, including expenses required to settle claims and losses. United revises its estimates based on the results of analysis of estimated future payments to be made. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events.

Insurable events during 2007 and 2006 were more normal in nature as compared to 2005 and 2004; there were no catastrophic weather events such as the well-publicized series of hurricanes that occurred in Florida during 2004 and 2005.

Loss and LAE decreased by $9.7 million, or 27.4%, to $25.7 million for the year ended December 31, 2007, compared to $35.4 million for the year ended December 31, 2006. The $9.7 million decrease is comprised of the $4.6 million decrease in the current year incurred as compared to the current year incurred in 2006 and the $5.1 million decrease in the adjustment to the reserves for prior years for unpaid losses and LAE. United also attributes current year improvement in incurred losses as a result of disciplined underwriting with a focus on attritional losses and agency management. An example of this was the reduction of approximately 10,000 policies located in Dade County in 2007 that have historically had a loss ratio of approximately 13% higher than the remainder of the State of Florida. United also orders inspections on 100% of its new business policies to ensure it uses complete and accurate data in the underwriting process. Furthermore, business-mapping services are used to automatically populate critical property details used in the underwriting process. United uses this information not only for rating purposes, but to also ensure it does not have unacceptable concentrations in any one particular geographic area .

The incurred loss and LAE related to prior accident years decreased from a $0.7 million reserve release in 2006 to a $5.8 million reserve release in 2007. The $5.8 million decrease in the incurred loss and LAE related to prior accident years is comprised of a $7.9 million reduction in IBNR reserves which was offset by $2.1 million in additional incurred as it related to case reserves. The $7.9 million reduction in IBNR reserves reflects the short-tailed nature of United’s main line of business. The assumptions and factors used to determine United’s reserves for prior accident years at December 31, 2007 did not materially change from those used at December 31, 2006. Claims originating in prior accident years are another year older; therefore, most loss and LAE has been incurred and, in many cases, paid on those claims and significantly less additional IBNR is expected on those claims than was expected at December 31, 2006. The $2.1 million of additional incurred as it related to case reserves was due to various water related claims of $1.4 million and additional liability claims for bodily injury of $0.7 million. Except for catastrophe claims, United believes that the severity and frequency of claims will remain relatively stable for the foreseeable future.

As with most Florida companies, United’s reinsurance requirements and costs are based on the 100-year probable maximum loss (“PML”). United analyzes its PML on a regular basis through the use of licensed catastrophe-modeling software. Its underwriting policies and procedures seek to minimize risk of loss while maximizing premium through the optimization of geographic exposure and the diversification of the portfolio with respect to its PML. The continued focus on disciplined underwriting and procedures to optimize its geographic exposure has been demonstrated to lower loss and LAE expenses and therefore, United believes, these procedures will continue to benefit United’s operating results in future periods.

For non-catastrophe claims, United maintains a very simple reinsurance structure consisting of only one contract, an excess of loss reinsurance contract. United has never experienced a non-catastrophic loss that required reimbursement through its reinsurance contract. Since United has never utilized its non-catastrophe reinsurance, and since any losses on the catastrophic events of 2004 and 2005 have been ceded at 100% since 2006, the reinsurance program has no material net impact on Loss and LAE. United does not expect to change its reinsurance program, so barring future catastrophic weather events or large, singular non-catastrophic events, this trend will continue in the foreseeable future.

The largest factor that can impact our loss and LAE expenses are catastrophes. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires. Catastrophes can also be man made, such as terrorist attacks or consequences of war or political instability. Catastrophes are an inherent risk of the property-liability insurance business, especially in the State of Florida which may contribute to material year-to-year fluctuations in United’s results of operations and financial position.

There are inherent difficulties in estimating risks that impact the estimation of ultimate costs for catastrophes. These difficulties also affect United’s ability to estimate reserves for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves.   Complex factors include, but are not limited to , determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage; business interruption costs; and reinsurance collectibility.   The timing of a catastrophe's occurrence, such as at or near the end of a reporting period, can also affect the information available to United in estimating reserves for that reporting period.   The estimates related to catastrophes are adjusted as actual claims emerge and additional information becomes available. Because of the inherent uncertainty in estimating reserves for catastrophes, United cannot be sure that its ultimate losses and loss adjustment expenses will not exceed its reserves. If and to the extent that its reserves are inadequate, United will be required to increase its reserves for losses and loss adjustment expenses and incur a charge to earnings in the period during which its reserves are increased, which could materially and adversely affect our financial condition and results of operations.

In addition to catastrophes, the accumulation of losses from smaller weather-related events in a fiscal quarter or year could materially and adversely impact United’s results of operations in those periods.   While management believes its underwriting strategies as well as its reinsurance program limit the severity of future losses, United continues to be exposed to catastrophic losses that may exceed the limits of the reinsurance program.

United continues to revise its estimates of the ultimate financial impact of past storms. The revisions to its estimates are based on its analysis of subsequent information received regarding various factors, including: (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors. United has received an actuary’s opinion as to the adequacy of the reserves.

Net losses during the year ended December 31, 2007 from the hurricanes of 2004 and 2005 were less than $0.1 million compared to $0.8 million for the year ended December 31, 2006.

For further discussion, see Note 7 in the notes to United’s 2007 audited consolidated financial statements.

Policy Acquisition Costs

Policy acquisition costs increased $1.8 million, or 11.6%, to $17.3 million for year ended December 31, 2007, as compared to $15.5 million for the year ended December 31, 2006. Policy acquisition costs consists of agents’ commissions, policy administration fees and premium taxes, less commissions earned on reinsurance ceded and policy fees earned.  The increase in policy acquisition costs is primarily attributable to a $2.9 million increase in agents’ commissions to $14.9 million in 2007 compared to $12.0 million in 2006.

Operating and Underwriting Expenses

Operating and underwriting expenses decreased $0.6 million, or 6.2%, to $9.1 million for the year ended December 31, 2007, as compared to $9.7 million for the year ended December 31, 2006. The decrease mainly resulted from a $1.8 million decrease in assessment expense to $3.2 million for the year ended December 31, 2007 as compared to $5.0 million for the year ended December 31, 2006. As noted above in the discussion of Other Income, assessments levied by Citizens and FIGA are recorded as expense when paid. The decrease in assessment expense was offset by miscellaneous increases in other Operating and Underwriting Expense categories that were individually insignificant.

Salaries and Wages

Salaries and wages increased $0.5 million, or 21.7%, to $2.8 million for the year ended December 31, 2007, as compared to $2.3 million for the year ended December 31, 2006. Our decision to add personnel to our staff caused the increase in Salaries and Wages. We believe the amount of Salaries and Wages is consistent with our policy of hiring and retaining top-quality personnel and increasing our premium production.

General and Administrative Expenses

General and Administrative Expenses increased $0.9 million or 75% to $2.1 million for the year ended December 31, 2007 as compared to $1.2 million for the year ended December 31, 2006. Increases of $0.3 million of actuarial services, $0.2 million of legal fees and $0.4 million of other general and administrative expenses caused the increase in General and Administrative Expenses.

If the Merger is consummated, United will incur additional compliance costs as a result of being a public company that were not incurred in prior years. Specifically, but not exclusively, United will incur compliance costs to document and test its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Interest Expense

Interest expense increased $2.7 million, or 54.0%, to $7.7 million for the year ended December 31, 2007, as compared to $5.0 million for the year ended December 31, 2006. The change is primarily attributed to our refinancing of our note payable to York during 2007, which accelerated the amortization of the participation fee and original issue discount related to the York note.

Provision (Benefit) for Income Tax

The provision for income tax increased $12.3 million to $8.3 million for the year ended December 31, 2007, as compared to income tax benefit of ($4.0) million for the year ended December 31, 2006. The change in income tax year over year is attributable to the profitability of the insurance subsidiary. The effective income tax rate for the insurance subsidiary was 37.6% for the year ended December 31, 2007, as compared to an income tax benefit for the year ended December 31, 2006. For further discussion, see Note 9 to United’s 2007 audited consolidated financial statements.

Net Income

As a result of the foregoing, United’s net income for the year ended December 31, 2007 was $39.6 million, compared to net income of $17.2 million for the year ended December 31, 2006.

RESULTS OF OPERATIONS (Year Ended December 31, 2006 Compared to Year Ended December 31, 2005)

Gross Premiums Written

Gross premiums written increased $7.1 million, or 5.0%, to $148.9 million for the year ended December 31, 2006, as compared to $141.8 million for the comparable period in 2005. The increase in gross premiums written is primarily due to United’s rate increase of 55% for the homeowners line that was made effective by the OIR on September 2, 2006.

Gross Premiums Ceded

Gross premiums ceded increased $25.3 million, or 48.0%, to $78.0 million for the year ended December 31, 2006, as compared to $52.7 million for the year ended December 31, 2005. Due to the eight hurricanes that hit Florida during 2004 and 2005, United’s reinsurance cost significantly increased, causing the corresponding increase in gross premiums ceded.

Decrease (Increase) Net Unearned Premiums

Net unearned premiums decreased $2.7 million for the year ended December 31, 2006, as compared to increasing by $13.5 million for the year ended December 31, 2005. These changes reflected our continued growth in written premium in 2006 due to the homeowner line rate increase.

Commissions and Fees

Commissions and other fees increased $0.7 million, or 41.2%, to $2.4 million for the year ended December 31, 2006, as compared to $1.7 million for the year ended December 31, 2005. United had more policies in force during 2006 than during 2005, causing an increase in the MGA’s policy fee income. Additionally, the garage line of business, which was started in September 2005, was in operation for the entirety of 2006; therefore, the commissions received on the portion United cedes to its reinsurers increased over 2005.

Net Investment Income

Net Investment Income increased $2.9 million, or 96.7%, to $5.9 million for the year ended December 31, 2006, as compared to $3.0 million for the year ended December 31, 2005. The increase is primarily a result of the additional amounts of invested assets including a 72.4% increase in fixed-maturity investments to $90.7 million at December 31, 2006 compared to $52.6 million at December 31, 2005.

Net Realized Investment Gains

Net realized investment gains remained constant for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The table below reflects the gains and losses by investment category:

	Years Ended December 31,
	Gains (Losses) 2006	Gains (Losses) 2005

Fixed income securities	$11	$1
Equity securities	834	628
Total realized gains	845	629

Fixed income securities	(178)	(132)
Equity securities	(556)	(412)
Total realized losses	(734)	(544)

Net realized gains on investments	$111	$85

Other Income

Other Income increased by $0.3 million, or 300%, to $0.4 million for the year ended December 31, 2006, as compared to $0.1 million for the year ended December 31, 2005. Major components of other income for the year ended December 31, 2006 are $0.2 million of commissions earned on the flood policies written by United and $0.2 million of assessments collected from policyholders. These components are compared to $0.1 million of commissions on flood policies written during the year ended December 31, 2005.

Loss and LAE

Loss and LAE decreased by $26.2 million, or 42.5%, to $35.4 million for the year ended December 31, 2006, as compared to $61.6 million as of December 31, 2005. The decrease is due primarily to the fact that no storms occurred in 2006, and 2005 was affected by United’s retained losses related to the four hurricanes that occurred in 2005 and the four hurricanes that occurred in 2004.

Management continues to revise its estimates of the ultimate financial impact of these storms. The revisions to its estimates are based on its analysis of subsequent information they receive regarding various factors, including: (i) per claim information; (ii) United and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.

Net losses in 2006 resulting from the 2004 and 2005 hurricanes were $0.8 million. For further discussion, see Note 7 to United’s 2007 audited consolidated financial statements.

Policy Acquisition Costs

Policy acquisition costs increased $2.5 million, or 19.2%, to $15.5 million for year ended December 31, 2006, as compared to $13.0 million for the year ended December 31, 2005. Policy acquisition costs consists of agents’ commissions, policy administration fees and premium taxes, less commissions earned on reinsurance ceded and policy fees earned.

The increase in policy acquisition costs is primarily attributable to an increase in agents’ commissions of $3.8 million to $12.0 million in 2006 compared to $8.2 million in 2005. Agents’ commissions rose due to higher premiums and a greater concentration of voluntary business which pays a higher commission rate than assumed business. The rise in agents’ commissions was offset slightly by a $1.5 million reduction in ceding commission expense to $0.8 million in 2006 compared to $2.3 million in 2005. Ceding commission expense decreased in 2006 because United assumed no policies during the year.

Operating and Underwriting Expenses

Operating and underwriting expenses increased $5.7 million, or 142.5%, to $9.7 million for the year ended December 31, 2006, as compared to $4.0 million for the year ended December 31, 2005. The increase is primarily due to assessments, which increased $4.8 million, to $5.0 million for the year ended December 31, 2006, as compared to $0.2 million for the year ended December 31, 2005. The assessments were levied by Citizens and FIGA to cover shortfalls resulting from the 2004 and 2005 hurricane seasons.

Salaries and Wages

Salaries and wages increased $0.5 million, or 27.8%, to $2.3 million for the year ended December 31, 2006, as compared to $1.8 million for the year ended December 31, 2005. Management believes the increase in salaries and wages was due to the labor costs directly correlated to increased written premium as well as rising cost of living and related benefits cost. Management further believes that salaries and wages are consistent with retaining quality management and employees.

General and Administrative Expenses

General and administrative expenses decreased $0.2 million or 14.3% to $1.2 million for the year ended December 31, 2006, as compared to $1.4 million for the year ended December 31, 2005 due to a reduction in miscellaneous other general and administrative expenses categories that were individually insignificant.

Interest Expense

Interest expense increased by $4.7 million to $5.0 million for the year ended December 31, 2006, as compared to $0.3 million as of December 31, 2005. The increase in interest expense is attributed to the increase in notes payable during 2006 as a result of the execution of the $20 million note payable to the SBA in October 2006 and the $20 million note payable to York in September 2006.

Net Income

As a result of the foregoing, United’s net income for the year ended December 31, 2006 was $17.2 million, as compared to net income of $1.2 million for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of cash flow in our insurance subsidiary are gross premiums written, loss reimbursements by our reinsurers, investment income, and proceeds from the sale or maturity of investments. Funds are used by the insurance subsidiary for ceded premium payments to reinsurers, loss and LAE payments, other underwriting expenses, purchases of investments and fee payments to UIM. UIM’s primary sources of cash are commission and managing general agent fee income. UIM’s primary uses of cash are policy acquisition costs, commissions to producers, interest, and general and administrative expenses.

Our reconciliation of net income to net cash provided from operations is generally influenced by the collection of premiums in advance of paid losses, the timing of reinsurance, issuing company settlements and the timing of our loss payments.

For the year ended December 31, 2007, operations provided net operating cash flow of $15.0 million, as compared to $14.5 million for year ended December 31, 2006.

For the year ended December 31, 2007, operations generated $76.1 million of gross cash flow, primarily due to a $21.7 million decrease in amounts due from reinsurers, a $2.1 million decrease in deferred tax assets, and a $7.8 million decrease in prepaid reinsurance premiums.

For the year ended December 31, 2007, operations used $61.1 million of gross cash flow primarily due to a $21.2 million decrease in United paying losses and LAE, a $6.6 million decrease in unearned premiums, a $17.0 million decrease in reinsurance paid and a reduction in reinsurance costs, a $11.3 million decrease in accounts payable and accrued expenses and a $4.7 million increase in other assets.

Subject to catastrophic occurrences, net operating cash flow is currently expected to be positive in both the short-term and the reasonably foreseeable future.

For the year ended December 31, 2007, net investing activities provided $18.2 million, as compared to using $55.6 million for the year ended December 31, 2006. Our available-for-sale investment portfolio is highly liquid as it consists entirely of readily marketable securities. For the year ended December 31, 2007, investing activities generated $68.1 million from the sale of available-for-sale investments and the change in unrealized holding gain, and used $49.8 million for the purchase of available-for-sale investments.

For the year ended December 31, 2007, net financing activities used $22.6 million, as compared to providing $39.4 million for the year ended December 31, 2006. For the year ended December 31, 2007, the sources of cash in connection with financing activities included $33.0 million from the CB&T loan.  The uses of cash in connection with financing activities included $39.5 million for the repayment of borrowings and $18.3 million for distributions to owners.

For the year ended December 31, 2007, the outstanding balance on the note payable to CB&T, a related party, was $23.8 million. Interest accrues at a rate equal to the 30-day LIBOR index plus 400 basis points. As of December 31, 2007, the interest rate was 9.8%. The note requires monthly principal payments of $0.9 million in addition to monthly interest payments. Furthermore, the CB&T note requires that all “excess cash flow”, as permitted by applicable law, be deposited in an investment account at CB&T. As of December 31, 2007 the balance in that account was $19.0 million. The CB&T loan is also secured by members’ interests, all tangible and intangible assets of United and UIM, accounts, accounts receivable, furniture, furnishings and equipment and all deposits. The Security Agreement associated with the CB&T note states that if an event of default occurs under the CB&T loan, the bank may, at its option, cause the acceleration of the CB&T loan (which shall become immediately due and payable); take possession of the collateral; and have the right to assign, sell, lease, or otherwise dispose of and deliver all or any part of the collateral, to satisfy our obligations under this agreement. The original balance of this note was $33.0 million and was used to repay the York note and to pay off an unrelated, secured line of credit with CB&T. The remaining proceeds were used to qualify for a matching funds program from the SBA. On March 13, 2008 we entered into an amendment to the CB&T loan agreement which eliminated the “excess cash flow” provision of the loan. In addition, the minimum balance in the investment accounts at CB&T was increased from $10 million to $13 million with no future payments into escrow accounts required. The interest rate was decreased from 400 to 300 basis points above LIBOR. The agreement also provides for the potential return of up to $3 million of escrow funds if there is no material storm activity as of November 2008. On May 27, 2008, United entered into a modification to the CB&T agreement which allowed United to utilize the $13 million that was currently held in escrow as a principle reduction to the term loan. The modification also eliminated the requirement to have any funds held in escrow.

For the year ended December 31, 2007, the outstanding balance on the unsecured note to the SBA was $20 million. The term of the note is 20 years, with quarterly payments that began on October 1, 2006. Interest only payments are required for the first three years. As of December 31, 2007, the interest rate was 4.58%.

On September 10, 2006, United entered into a loan agreement with York in the amount of $20.0 million. In connection with the transaction, York received a 4.75% equity ownership interest in United, with a Put option on that ownership interest. The put provides York with an option to sell its entire interest back to United at any time (i) between September 15, 2009 and September 15, 2010, or (ii) between September 15, 2011 and September 15, 2012 (“Exercise Period”) at a purchase price of two times the consolidated book value of United at the end of the fiscal quarter immediately preceding the put date and has no floor or ceiling as to the amount to be paid.

United’s loan agreements contain certain covenants, including the maintenance of minimum specified financial ratios and balances. United was in compliance with the terms of the CB&T covenants at December 31, 2007. An event of default will occur under the SBA note if UPCIC: (1) defaults in the payment of the surplus note; (2) fails to meet at least a 2:1 ratio of net premium to surplus (“Minimum Writing Ratio”) by December 31, 2007; (3) fails to submit quarterly filings to the OIR; (4) fails to maintain at least $50 million of surplus during the term of the note, except for certain situations; (5) misuses proceeds of the note; (6) makes any misrepresentations in the application for the program; or (7) pays any dividend when principal or interest payments are past due under the note. As of December 31, 2007, UPCIC was in compliance with each of the aforementioned loan covenants except for the writing ratio covenant.

Under the terms of the SBA note, UPCIC was required, among other things, to (1) increase its writing ratio for two consecutive quarters prior to December 31, 2007, (2) reach a 2:1 ratio of net written premium to surplus (the “Minimum Writing Ratio”) by December 31, 2007, and (3) maintain the 2:1 Minimum Writing Ratio after it is obtained. The terms of the SBA note provide for the following increases in interest rate for failure to comply with the Minimum Writing Ratio: (1) 25 basis points if the resulting writing ratio is between 1.5:1 and 2:1 and (2) 450 basis points if the writing ratio is below 1.5:1. In addition, if the Minimum Writing Ratio remains below 1.5:1 for three consecutive quarters following December 31, 2007, UPCIC must repay a portion of the SBA loan so that the Minimum Writing Ratio will be attained for the following fiscal quarter. UPCIC’s ratio of net written premium to surplus was 1.4:1 for the year ended December 31, 2007 and 1.1:1 for the quarter ended March 31, 2008. As a result, the SBA increased United Insurance’s interest rate on the SBA loan from the stated rate of interest by 450 basis points to 8.6% for the quarter ended March 31, 2008. UPCIC’s interest rate for the second quarter was 8.0% for the quarter ended June 30, 2008 because its Minimum Writing Ratio was below 1.5:1 at the end of March, 2008. UPCIC’s Minimum Writing Ratio was 1.52:1 for the quarter ended June 30, 2008 which is at least 1.5:1 and, as a result, UPCIC will incur an interest rate charge of 25 basis points above the stated rate of interest for the third quarter of 2008. During the second quarter of 2008, the Florida Legislature passed a law that allows the board to amend the terms of surplus notes issued prior to January 1, 2008 based upon the requirements of the new law changes. The new law contains various methods of computing writing ratios that may be more favorable than the terms of the current SBA note. United is evaluating the impact of the terms of the new law to determine if it will amend the terms of its loan agreement with the SBA.

The SBA note provides that the SBA may, among other things, declare its loan immediately due and payable for all defaults existing under the SBA note. In addition, the CB&T loan agreement provides that CB&T may elect to exercise its remedies described above for events of default under any loan agreements affecting United or its properties. If either lender elects to pursue these default remedies it would reduce UPCIC’s surplus and adversely affect United’s liquidity; however, United does not anticipate that the exercise of such remedies would have a material adverse effect on its business prospects or ability to execute its business plan.

United maintains sufficient liquidity to pay claims, operating expenses and other obligations. United held $56.9 million and $46.2 million of cash and cash equivalents at December 31, 2007 and 2006, respectively. United monitors its expected claims payment needs and maintain a sufficient portion of its invested assets in cash and cash equivalents to enable it to fund its claims payments without having to sell longer-duration investments. Cash and cash equivalents at December 31, 2007 and 2006 also includes funds sufficient to distribute cash to members on an annual basis to pay federal income tax which may be owed by members due to the income attributable to them as members of United. As necessary, United adjusts its holdings of short-term investments and cash and cash equivalents to provide sufficient liquidity to respond to changes in the anticipated pattern of claims payments.

GAAP differs in some respects from reporting practices prescribed or permitted by the OIR. To retain its certificate of authority, the Florida insurance laws and regulations require that UPCIC maintain capital and surplus equal to the statutory minimum capital and surplus requirement defined in the Florida Insurance Code as the greater of 10% of the insurer’s total liabilities or $4 million. UPCIC’s statutory capital surplus was $51.7 million at December 31, 2007 and exceeded the minimum capital and surplus requirements. UPCIC is also required to adhere to prescribed premium-to-capital surplus ratios, with which United was in compliance as of December 31, 2007.

A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the OIR if the dividend or distribution would exceed the larger of (i) the lesser of (a) 10 percent of capital surplus or (b) net income, not including realized capital gains, plus a two-year carry-forward, (ii) 10 percent of capital surplus with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains or (iii) the lesser of (a) 10 percent of capital surplus or (b) net investment income plus a three-year carry-forward with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains. Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the OIR (i) if the dividend is equal to or less than the greater of (a) 10 percent of the insurer's capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer's entire net operating profits and realized net capital gains derived during the immediate preceding calendar year, (ii) the insurer will have policyholder capital surplus equal to or exceeding 115 percent of the minimum required statutory capital surplus after the dividend or distribution, (iii) the insurer files a notice of the dividend or distribution with the OIR at least ten business days prior to the dividend payment or distribution and (iv) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115 percent of required statutory capital surplus as to policyholders. Except as provided above, a Florida domestic insurer may only pay a dividend or make a distribution (i) subject to prior approval by the OIR or (ii) 30 days after the OIR has received notice of such dividend or distribution and has not disapproved it within such time. UPCIC has not paid any dividends or distributed any cash or other property to shareholders.

To enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The OIR, which follows these requirements, could require the Company to cease operations in the event they fail to maintain the required statutory capital. UPCIC is in compliance with the risk-based capital requirement at December 31, 2007 and 2006.

After receiving proper approval from the OIR, and to increase the surplus in UPCIC for the purpose of further ensuring stability for policyholders, UPCIC issued a subordinated surplus debenture (“Debenture”) to United in December 2004 in the amount of $4.0 million. The Debenture bore interest payable to United in the amount of 7% payable annually. A second Debenture was issued in May 2005 in the amount of $5.0 million and a third Debenture was issued in October 2005 in the amount of $3.0 million. As of December 31, 2006, UPCIC had a balance outstanding under the Debentures to United of $12.0 million. The Debentures were repaid in full as of December 31, 2007 after receiving proper approval from the OIR.

United believes its current capital resources, together with cash flow from operations, will be sufficient to meet currently anticipated working capital requirements. There can be no assurances, however, that such will be the case.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes. The discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those which are not within our control. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007 contained within this Form S-4/A.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 provides entities with guidance regarding which sources of authoritative guidance take precedence over other sources, as well as specifying that authoritative guidance can be applied by analogy to a transaction or event not directly addressed by existing authoritative guidance (as long as the authoritative guidance to be used does not prohibit application by analogy or prohibit application to the type of transaction or event in question). SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  Since the Company already follows the GAAP hierarchy as codified by SFAS No. 162, the Statement’s issuance will have no impact on the financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60 (“SFAS No. 163”). SFAS No. 163 specifies when to record, and how to measure, the premium, liability for unearned premium and claim liabilities related to financial guarantee insurance contracts. SFAS No. 163 will be effective for fiscal years and interim periods beginning after December 15, 2008. Certain of the disclosure requirements of SFAS No. 163 will be effective beginning in the first fiscal period after the date of issuance. Since the Company’s Certificate of Authority does not permit it to write financial guarantee insurance, the Statement’s issuance will have no impact on the financial statements.

ANALYSIS OF FINANCIAL CONDITION (June 30, 2008 as Compared to December 31, 2007)

Total Investments

Total Investments increased $11.6 million, or 10.2%, to $ 125.4 million at June 30, 2008, as compared to $113.8 million as of December 31, 2007. The increase is primarily a result of purchases of $41.3 million offset by sales of investments of $27.9 million during the six months ended June 30, 2008. In addition, the unrealized gain on investments held for sale decreased by $1.7 million.

The fixed maturities and the equity securities that are available for sale and carried at fair value represent 91.8 % of total investments as of June 30, 2008, as compared to 98.9% as of December 31, 2007.

Below is a summary of net realized gains and (losses) for the six months ended June 30, 2008 and 2007 by category:

	Six Months Ended June 30,
	Gains (Losses)	Gains (Losses)
	2008	2007

Fixed income securities	$1,079	$-
Equity securities	45	37
Total realized gains	1,124	37

Fixed income securities	(29)	-
Equity securities	(217)	(40)
Total realized losses	(246)	(40)

Net realized gains (losses) on investments	$878	$(3)

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The investments held at June 30, 2008 and December 31, 2007 were comprised mainly of United States government and agency bonds as well as municipal bonds which are viewed by United as conservative and less risky holdings, though sensitive to interest rate changes. There is a smaller concentration of corporate bonds predominantly held in the financial and conglomerate industries. The equity holdings are in preferred and common stocks. See Note 4 to the unaudited consolidated financial statements as of and for the period ended June 30, 2008 for the fair value disclosure in accordance to SFAS No. 157 related to these investments. Other investments as of June 30, 2008 relate to certificates of deposits with a maturity date of greater than 90 days.

United has determined that all of its securities are in good standing and that none reflect an impairment that qualifies as other than temporary per SFAS No. 115.

Cash and Cash Equivalents

Cash and cash equivalents, which include cash and money market accounts, decreased $14.1 million, or 24.8%, to $ 42.8 million at June 30, 2008, compared to $56.9 million at December 31, 2007. The decrease in cash was primarily due to the investment of $10.0 million in a certificate of deposit with a maturity of greater than 90 days and therefore classified as other investments and the payment of $9.1 million in tax distributions to members. These decreases were offset by $3.8 million in cash received from Citizens related to the policy assumption bonus. During 2008, operating activities provided $29.0 million and investing and financing activities used $13.4 and $29.7 million in cash, respectively.

Prepaid Reinsurance Premiums

Prepaid reinsurance premiums increased $24.0 million, or 91.3%, to $50.3 million at June 30, 2008, compared to $26.3 million at December 31, 2007. The increase is due to the start of new twelve month reinsurance contracts on June 1, 2008, the impact of which was offset by normal reinsurance premium amortization totaling $26.4 million. We will begin making payments on the new reinsurance contracts starting July 1, 2008.

Premiums Receivable, Net

Premiums receivable, net increased $2.1 million, or 21.0%, to $12.1 million as of June 30, 2008, compared to $10.0 million as of December 31, 2007. The increase is primarily due to $0.9 million in advanced premium as a result of increased premiums written in June 2008, $0.6 million increase in cash received in bank but not applied to customer accounts by third party administrator, and a $0.3 million increase in brokerage fees receivable.

Reinsurance Recoverable, Net

Reinsurance recoverable, net, decreased to $16.4 million at June 30, 2008 from $16.8 million at December 31, 2007. The decrease resulted from our continued settlement of the few remaining claims related to the hurricanes of 2004 and 2005 and collecting from the reinsurers the reimbursements of claims paid on those settled claims. Assuming that no additional catastrophic weather events occur, United expects this general reduction in our reinsurance recoverable, net to continue until the recoverable is zero.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs increased $0.6 million, or 8.0%, to $8.1 million at June 30, 2008, compared to $7.5 million at December 31, 2007. This increase is primarily due to the increase in deferred commissions earned by agents on gross written premium which increased by $0.5 million in the second quarter of 2008 compared to the same period in 2007.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deferred Income Taxes, Net

The net deferred income tax asset decreased $0.4 million, or 8.5%, to $4.3 million at June 30, 2008, compared to $4.7 million at December 31, 2007. This decrease is primarily due to a $1.1 million net decrease to deferred tax assets from unearned premiums, assessments, and take out bonus. The net deferred income tax asset was increased by $0.6 million as a result of a change in the deferred tax liabilities from unrealized gains which are treated differently for tax and reporting purposes.

Other Assets

Other assets decreased $1.6 million to $4.7 million at June 30, 2008, compared to $6.3 million at December 31, 2007. Major components of other assets are as follows:

	June 30,	December 31,
	2008	2007

Reinsurance deposits	$-	$2,808
Interest receivable	1,964	1,249
Accrued investment income	1,332	1,385
Notes receivable	756	-
Prepaid expenses	612	625
Other receivables	28	110
Notes receivable from officers	-	100
Total other assets	$4,692	$6,277

Unpaid Losses and Loss Adjustment Expenses

Gross unpaid losses and LAE decreased $2.3 million, or 6.4%, to $33.7 million as of June 30, 2008, compared to $36.0 million as of December 31, 2007. The decrease in unpaid losses and LAE was primarily due to a decrease of $3.0 million in IBNR reserves as a result of fewer claims related to hurricanes due to the lack of storm activity in 2006 and 2007. The decrease was offset by an increase of $0.8 million in case reserves for catastrophe claims as a result of new claims being reported for Hurricane Wilma. United expects this trend to continue as long as there are no catastrophic weather events for the remainder of the year.

Factors that affect unpaid losses and LAE include the estimates made on a claim-by-claim basis known as “case reserves” coupled with bulk estimates known as IBNR. Periodic estimates by management of the ultimate costs required to settle all claim files are based on United’s analysis of historical data and estimations of the impact of numerous factors such as (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.

Unearned Premiums

Unearned premiums increased $ 0.7 million, or 1.0%, to $ 73.8 million at June 30, 2008, compared to $73.1 million at December 31, 2007. The increase was due to a corresponding increase in written premium during the first six months of 2008.

Reinsurance Payable

Reinsurance premiums payable increased $40.1 million, or 368%, to $ 51.0 at June 30, 2008, compared to $10.9 million at December 31, 2007 primarily due to the new reinsurance contracts executed in June 2008.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accrued Distribution Payable

Accrued distribution payable decreased $4.3 million, or 46.7% to $4.9 million at June 30, 2008 compared to $9.2 million at December 31, 2007. The decrease in the accrued distribution payable resulted from an $9.1 payment to its owners offset by $4.8 increase in the accrual as a result of the increase in the income of UIM and SCS. UIM and SCS are limited liability companies and their income flows through, untaxed, to UIH. Since UIH also is a limited liability company, its income flows through to its owners and the owners incur the tax on that income. In the past, cash distributions related to taxes owed by members have been made annually, however the terms of the proposed merger agreement allow for an additional distribution in the current year to allow each member to pay any federal income taxes which may be owed by them on income earned by the limited liability companies through the closing date of the merger.

Advance Premium

Advance premium, which represents monies received on policies not yet in force, increased $0.9 million, or 37.5 % to $3.3 million at June 30, 2008 compared to $2.4 million at December 31, 2007 primarily due to the fact that United wrote $16.5 million of new premium in June 2008 compared to $9.8 million of new premium in December 2007.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses decreased $2.8 million, or 20.1%, to $11.1 million at June 30, 2008 compared to $13.9 million at December 31, 2007. This decrease is primarily due to a $2.2 million decrease in premium refunds payable and claim disbursement payable and a $0.7 million decrease in reinsurance brokering fees payable.

Shares Subject To Mandatory Redemption

Shares subject to mandatory redemption did not change from December 31, 2007 to June 30, 2008. See note 6 to the unaudited consolidated financial statements as of June 30, 2008 for further discussion of the York Put.

Federal and State Income Tax Payable

Federal and state income tax payable decreased $2.0 million or 87.0% to $0.3 million at June 30, 2008, compared to $2.3 million at December 31, 2007. The change is due to tax payment patterns in connection with United’s tax liabilities at the insurance subsidiary.

Long-Term Debt

Long-term debt decreased $18.6 million, or 42.5%, to $25.2 million at June 30, 2008, compared to $43.8 million at December 31, 2007. The decrease in long-term debt resulted from normal principal payments remitted to CB&T during the first six months of 2008, as well as the application of the escrow account balance of $13.1 million against the outstanding principal.

RESULTS OF OPERATIONS (Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007)

Gross Premiums Written

Gross premiums written decreased $12.3 million, or 14.8%, to $70.6 million for the six months ended June 30, 2008, compared to $82.9 million for the six months ended June 30, 2007.

The number of policies in force at June 30, 2008 increased to 66,886 compared to 63,481 at June 30, 2007 however the decrease in gross written premium is attributable to several factors. Specifically, there was a decrease in policies written in the Tri-County area (Dade, Broward and Palm Beach Counties) and a roughly corresponding increase in policies written in other locations in Florida that have lower average written premium. In addition, in the fourth quarter of 2007, the OIR implemented new wind mitigation credits (to be applied to all companies’ policies) that also reduced the average premium during the six months ended June 30, 2008 compared to the same period in the prior year. These factors combined to decrease the average premium rate per policy from $2,381 in dollars at June 30, 2007 to $1,905 in dollars at June 30, 2008. The full effect of the wind mitigation credits as a decrease to gross premiums written should be reflected through United’s entire book of business by the fourth quarter of 2008.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Premiums Ceded

Gross premiums ceded decreased by $8.3 million or 13.4% to $53.6 million for the six months ended June 30, 2008, compared to $61.9 million for the six months ended June 30, 2007. Substantially all of the decrease is related to United’s catastrophe reinsurance contracts. The premium paid on those contracts is the product of the amount of coverage purchased and rate on line (“ROL”). The ROL for the various contracts decreased significantly from the prior contract year due to additional capital being added in reinsurance markets, an increase in the number of competitors in the reinsurance markets, and the lack of catastrophic weather events in Florida in 2006 and 2007. The decrease in ROL caused the decrease in gross premiums ceded. United believes that its reinsurance costs in future periods (gross catastrophe premiums ceded) will remain at or near their current level absent catastrophic weather events.

Decrease in Net Unearned Premiums

Net unearned premiums decreased $23.2 million for the six months ended June 30, 2008, compared to a decrease of $16.7 million for the six months ended June 30, 2007. The change was primarily due to an increase in the ceded unearned premiums of $24.0 million during the six months ended June 30, 2008 compared to an increase of $24.9 million for the same period in 2007. The increases were offset by a decrease in gross unearned premiums of $0.7 million during the six months ended June 30, 2008 compared to a decrease of $8.2 million for the corresponding period in 2007.

Net Premiums Earned

Net premiums earned increased $2.5 million, or 6.6%, to $40.3 million for the six months ended June 30, 2008, compared to $37.8 million for the six months ended June 30, 2007. The increase in net premiums earned is due to the decreases in gross written premium, gross ceded premiums, and net unearned premiums as discussed above.

Net Investment Income

Net investment income decreased $0.5 million, or 12.8%, to $3.4 million for the six months ended June 30, 2008, compared to $3.9 million for the six months ended June 30, 2007. The decrease in net investment income resulted primarily from a decrease in the investment yield of the short term income portion of the portfolio to 2.54% from 5.14%.

Net Realized Investment Gains

Net realized investment gains increased to $0.9 million, for the six months ended June 30, 2008, compared to zero for the six months ended June 30, 2007. The table captioned “Total Investments” depicts the gains (losses) by investment category.

Policy Assumption Bonus

Policy assumption bonus, which includes interest income earned on the bonus amounts, decreased to $4.3 million for the six months ended June 30, 2008, as compared to $10.7 million for the same period in 2007. The decrease resulted because we collected bonus and interest on the bonus related to only approximately 12,800 policies during the six months ended June 30, 2008, compared to our collection of bonus and interest on the bonus related to approximately 29,900 policies during the same period in 2007. Since United must meet certain requirements to collect the bonus from policy assumptions made from Citizens, such as offering the assumed policies for renewal for three years, United recognizes the policy assumption bonus when the cash is collected.

For the remainder of 2008, United expects to recognize an additional $1.9 million of policy assumption bonus plus accrued interest.

Other Income

Other income decreased $0.4 million or 23.5%, to $1.3 million for the six months ended June 30, 2008, compared to $1.7 million for the six months ended June 30, 2007. All Florida insurers, including UPCIC, are subject to assessments by the FIGA and Citizens. Florida law allows assessed insurers to recoup the assessments from their policyholders. For GAAP purposes, United recognizes these assessments as expenses when they are paid to FIGA or Citizens, and when it collects the assessments from policyholders, it recognizes income. The decrease in Other income for the six months ended June 30, 2008 is primarily due to a reduction in assessments received from policyholders of $0.3 million as compared to the same period in 2007.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loss and LAE

Loss and LAE, United’s most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of United policyholders, including expenses required to settle claims and losses. United revises its estimates based on the results of analysis of estimated future payments to be made. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events.

Insurable events during the six months ended June 30, 2008 and 2007 continued to be more normal in nature as compared to 2005 and 2004; there were no catastrophic weather events such as the well-publicized series of hurricanes that occurred in Florida during 2004 and 2005.

Loss and LAE increased by $1.7 million, or 15.7%, to $12.5 million for the six months ended June 30, 2008, compared to $10.8 million for the six months ended June 30, 2007. The increase is primarily attributable to a $4.3 million increase related to IBNR loss and LAE, offset by a $2.6 million decrease in case incurred loss and LAE. Case incurred loss and LAE decreased due to normal fluctuations in claims activity. United reduced its IBNR for the six months ended June 30, 2007, but has made essentially no change to IBNR for the six months ended June 30, 2008. As discussed in greater detail in the Critical Accounting Policies section of United’s December 31, 2007 Management’s Discussion and Analysis, the reduction of IBNR in 2007 was a result of lower cumulative development factors being applied at June 30, 2007 to the same set of claims that was outstanding at December 31, 2006. The cumulative development factors are judgmentally selected and are part of the models that United uses to calculate United’s ultimate loss. United expects that, barring a catastrophic weather event, IBNR will be reduced prior to year end.

Policy Acquisition Costs

Policy acquisition costs increased $0.8 million, or 10.0%, to $8.8 million for six months ended June 30, 2008, compared to $8.0 million for the six months ended June 30, 2007. Policy acquisition costs consists of agents’ commissions, policy administration fees and premium taxes, less commissions earned on reinsurance ceded and policy fees earned. The increase in policy acquisition costs is primarily attributable to increased policy administration fees.

Operating and Underwriting

Operating and underwriting expenses decreased $0.3 million or 9.4% to $2.9 million for the six months ended June 30, 2008, compared to $3.2 million for the six months ended June 30, 2007. The decrease primarily resulted from a $0.2 million decrease in assessment expense. As noted above in the discussion of Other income, assessments levied on United by Citizens and FIGA are recorded as expense when paid.

General and Administrative Expenses

General and administrative expenses increased $1.0 million or 71.4 % to $2.4 million for the six months ended June 30, 2008, compared to $1.4 million for the six months ended June 30, 2007. The increase was primarily due to professional fees associated with the proposed merger with FMG Acquisition Corp in the amount of $1.0 million incurred during the six months ended June 30, 2008.

If the merger is consummated, United will incur additional compliance costs are a result of being a public company that were not incurred in prior years. Specifically, but not exclusively, United will incur compliance costs to document and test its internal control procedures as well as perform management’s assessment in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense

Interest expense decreased $2.7 million, or 64.3%, to $1.5 million for the six months ended June 30, 2008, compared to $4.2 million for the six months ended June 30, 2007. The change is primarily attributed to our refinancing of the note payable to York during the first quarter of 2007, which accelerated the amortization of the participation fee of $1.1 million and original issue discount of $0.7 million related to the York note. Interest expense related to the CB&T loan decreased by $1.4 million, attributable to a decrease in the outstanding loan balance as a result of normal principal repayments as well as the application of the escrow account balance of $13.1 million against the outstanding principal. Interest related to the FSBA note increased by $0.5 million because United’s Minimum Writing Ratio fell below 1.5:1 and United was assessed a 450 basis point interest penalty. See Note 6 to United’s interim consolidated financial statements for more information regarding interest expense related to the FSBA note.

Provision for Income Tax

The provision for income tax decreased $1.5 million to $4.2 million for the six months ended June 30, 2008, compared to $5.7 million for the six months ended June 30, 2007. The change in income tax year over year is attributable to the profitability of the insurance subsidiary which decreased due to the decreases in the policy assumption bonus and the net written premiums as discussed above. The effective income tax rate for the insurance subsidiary was 37.0% for the six months ended June 30, 2008, as compared to 35.9% for the six months ended June 30, 2007.

Net Income

As a result of the foregoing, United’s net income for the six months ended June 30, 2008 was $17.7 million, compared to net income of $20.7 million for the six months ended June 30, 2007.

RESULTS OF OPERATIONS (Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007)

Gross Premiums Written

Gross premiums written decreased $4.0 million, or 8.8%, to $41.5 million for the three months ended June 30, 2008, compared to $45.5 million for the three months ended June 30, 2007.

The number of policies in force during the three month period ended June 30, 2008 of increased by 4,321 compared to an increase of 791 for the same period in June 30, 2007 . However, offsetting the impact of the increase in the number of the total policies in force is several factors that caused gross premiums written to have an overall decrease. Specifically, there was a decrease in policies written in the Tri-County area (Dade, Broward and Palm Beach Counties) and a roughly corresponding increase in policies written in other locations in Florida that have lower average written premium. In addition, in the fourth quarter of 2007, the OIR implemented new wind mitigation credits (to be applied to all companies’ policies) that also reduced the average premium during the three months ended June 30, 2008 compared to the same period in the prior year. These factors combined to decrease the average premium rate per policy during the second quarter from $2,107 in dollars at March 31, 2008 to $1,905 at June 30, 2008 compared to a decrease during the second quarter of 2007 from $2,537 in dollars at March 31, 2007 to $2,381 in dollars at June 30, 2007.

Gross Premiums Ceded

Gross premiums ceded decreased by $9.2 million or 15.0% to $52.2 million for the three months ended June 30, 2008, compared to $61.4 million for the three months ended June 30, 2007.   Substantially all of the decrease is related to United’s catastrophe reinsurance contracts. The premium paid on those contracts is the product of the amount of coverage purchased and rate on line (“ROL”). The ROL for the various contracts decreased significantly from the prior contract year due to additional capital being added in reinsurance markets, an increase in the number of competitors in the reinsurance markets, and the lack of catastrophic weather events in Florida in 2006 and 2007. The decrease in ROL caused the decrease in gross premiums ceded. United believes that its reinsurance costs in future periods (gross catastrophe premiums ceded) will remain at or near their current level absent catastrophic weather events.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Decrease in Net Unearned Premiums

Net unearned premiums decreased $30.3 million for the three months ended June 30, 2008, compared to a decrease of $34.1 million for the three months ended June 30, 2007. The change was primarily due to an increase of $37.5 million related to ceded unearned premiums in the second quarter of 2008 compared to an increase of $42.3 million for the same period in 2007. The increases are offset by an increase of $7.2 million in gross unearned premium during the second quarter of 2008 compared to an increase of $8.1 million in gross unearned premium for the same period in 2007. .

Net Premiums Earned

Net premiums earned increased $1.5 million, or 8.2%, to $19.7 million for the three months ended June 30, 2008, compared to $18.2 million for the three months ended June 30, 2007. The increase in net premiums earned is due to the decreases in gross written premium, gross ceded premiums, and net unearned premiums as discussed above.

Net Investment Income

Net investment income decreased $0.4 million, or 19.0%, to $1.7 million for the three months ended June 30, 2008, compared to $2.1 million for the three months ended June 30, 2007. The decrease in net investment income resulted primarily from a decrease in the investment yield of the short term income portion of the portfolio to 2.54% from 5.14%. The investment yield for fixed income investment portfolio which is the most significant portion of United’s investment remained constant at approximately 5.5%.

Net Realized Investment Gains

Net realized investment gains increased to $1.0 million, for the three months ended June 30, 2008, compared to zero for the three months ended June 30, 2007. The table captioned “Total Investments” depicts the gains (losses) by investment category.

Policy Assumption Bonus

Policy assumption bonus, which includes interest income earned on the bonus amounts, decreased to $1.4 million for the three months ended June 30, 2008, compared to $3.9 million for the same period in 2007. The decrease resulted because we collected bonus and interest on the bonus related to only approximately 3,800 policies during the three months ended June 30, 2008, compared to our collection of bonus and interest on the bonus related to approximately 8,900 policies during the same period in 2007. Since United must meet certain requirements to collect the bonus from policy assumptions made from Citizens, such as offering the assumed policies for renewal for three years, United recognizes the policy assumption bonus when the cash is collected.

For the remainder of 2008, United expects to recognize an additional $1.9 million of policy assumption bonus plus accrued interest.

Loss and LAE

Loss and LAE, United’s most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of United policyholders, including expenses required to settle claims and losses. United revises its estimates based on the results of analysis of estimated future payments to be made. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events.

Insurable events during the three months ended June 30, 2008 and 2007 continued to be more normal in nature as compared to 2005 and 2004; there were no catastrophic weather events such as the well-publicized series of hurricanes that occurred in Florida during 2004 and 2005.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loss and LAE increased by $1.5 million, or 39.5%, to $5.3 million for the three months ended June 30, 2008, compared to $3.8 million for the three months ended June 30, 2007. The increase is primarily attributable to a $4.4 million increase related to IBNR loss and LAE, offset by a $2.9 million decrease in case incurred loss and LAE. Case incurred loss and LAE has decreased due to normal fluctuations in claims activity. United reduced IBNR in the three months ended June 30, 2007, but has made essentially no change to IBNR in the three months ended June 30, 2008. As discussed in greater detail in the Critical Accounting Policies section of United’s December 31, 2007 Management’s Discussion and Analysis, the reduction of IBNR in 2007 was a result of lower cumulative development factors being applied at June 30, 2007 to the same set of claims that was outstanding at December 31, 2006. The cumulative development factors are judgmentally selected and are part of the models that United uses to calculate IBNR. United expects that, barring a catastrophic weather event, IBNR will be reduced prior to year end.

Policy Acquisition Costs

Policy acquisition costs increased $0.5 million, or 12.5%, to $4.5 million for three months ended June 30, 2008, compared to $4.0 million for the three months ended June 30, 2007. Policy acquisition costs consists of agents’ commissions, policy administration fees and premium taxes, less commissions earned on reinsurance ceded and policy fees earned. The increase in policy acquisition costs is primarily attributable to increased policy administration fees.

Operating and Underwriting

Operating and underwriting expenses decreased $0.3 million or 16.7% to $1.5 million for the three months ended June 30, 2008, compared to $1.8 million for the three months ended June 30, 2007. The decrease primarily resulted from a $0.2 million decrease in assessment expense. As noted above in the discussion of Other income, assessments levied on United by Citizens and FIGA are recorded as expense when paid.

General and Administrative Expenses

General and administrative expenses increased $0.2 million or 25% to $1.0 million for the three months ended June 30, 2008, compared to $0.8 million for the three months ended June 30, 2007. The increase was due to professional fees associated with the proposed merger with FMG Acquisition Corp in the amount of $0.5 million incurred during the three months ended June 30, 2008 offset by a decrease of $0.3 million in temporary employment services.

Interest Expense

Interest expense decreased $0.4 million, or 40.0%, to $0.6 million for the three months ended June 30, 2008, compared to $1.0 million for the three months ended June 30, 2007. Interest expense related to the CB&T loan decreased by $0.6 million, attributable to a decrease in the outstanding loan balance as a result of normal principal repayments as well as the application of the escrow account balance of $13.1 million against the outstanding principal. Interest related to the FSBA note increased by $0.2 million because United’s Minimum Writing Ratio fell below 1.5:1 and United was assessed a 450 basis point interest penalty. See Note 6 to United’s interim consolidated financial statements for more information regarding interest expense related to the FSBA note.

Provision for Income Tax

The provision for income tax decreased $0.9 million to $2.1 million for the three months ended June 30, 2008, compared to $3.0 million for the three months ended June 30, 2007. The change in income tax quarter over quarter is attributable to the profitability of the insurance subsidiary which decreased due to the decreases in the policy assumption bonus and the net written premiums as discussed above. The effective income tax rate for the insurance subsidiary was 37.0% for the three months ended June 30, 2008, as compared to 35.8% for the three months ended June 30, 2007.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income

As a result of the foregoing, United’s net income for the three months ended June 30, 2008 was $9.2 million, compared to net income of $11.0 million for the three months ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of cash flow in our insurance subsidiary are gross premiums written, loss reimbursements by our reinsurers, investment income, and proceeds from the sale or maturity of investments. Funds are used by the insurance subsidiary for ceded premium payments to reinsurers, loss and LAE payments, other underwriting expenses, purchases of investments and fee payments to UIM. The primary sources of cash for UIM are policy fees and managing general agent fee income. Primarily, UIM uses cash for policy acquisition costs, commissions to producers, interest, and general and administrative expenses.
Our reconciliation of net income to net cash provided from operations is generally influenced by the collection of premiums in advance of paid losses, the quarterly payment of reinsurance premiums and the annual signing of new reinsurance contracts at the beginning of hurricane season, the payment of any litigation settlements and the timing of our loss payments.

For the six months ended June 30, 2008, operations provided net operating cash flow of $29.0 million, compared to $32.8 million for six months ended June 30, 2007.

For the six months ended June 30, 2008, operations generated $46.0 million of gross cash flow, primarily due to a $40.2 million increase in amounts payable to reinsurers, a $2.3 million decrease in other assets, and a $1.1 million increase in deferred income taxes, net.

For the six months ended June 30, 2008, operations used $34.7 million of gross cash flow primarily due to a $24.0 million decrease in prepaid reinsurance premiums, a $2.8 million decrease in accounts payable and accrued expenses, a $2.2 million increase in premiums receivable, and a $2.0 million decrease in income taxes, net.

Subject to catastrophic occurrences, net operating cash flow is currently expected to be positive in both the short-term and the reasonably foreseeable future.

For the six months ended June 30, 2008, net investing activities used $13.4 million, as compared to providing $1.5 million for the six months ended June 30, 2007. Our available-for-sale investment portfolio is highly liquid as it consists entirely of readily marketable securities. For the six months ended June 30, 2008, investing activities generated $27.9 million from the sale of available-for-sale investments and used $41.3 million for the purchase of available-for-sale investments.

For the six months ended June 30, 2008, net financing activities used $29.7 million, as compared to using $19.3 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, the uses of cash in connection with financing activities included $18.6 million for the repayment of the CB&T loan. Per a loan amendment further described in Note 11 in the notes to consolidated financial statements at June 30, 2008, the principal repayments to CB&T will cease until April 2009. Management expects to begin repayment of new indebtedness to be undertaken as part of the amended merger agreement contained within this Form S-4/A, as soon as that deal is closed.

United maintains sufficient liquidity to pay claims, operating expenses and other obligations. United held $42.8 million and $56.9 million of cash and cash equivalents at June 30, 2008 and December 31, 2007, respectively. United monitors its expected claims payment needs and maintains a sufficient portion of its invested assets in cash and cash equivalents to enable it to fund its claims payments without having to sell longer-duration investments. Cash and cash equivalents at June 30, 2008 and December 31, 2007 included funds sufficient to distribute cash to members on an annual basis to pay federal income tax which may be owed by members due to the income attributable to them as members of United. As necessary, United adjusts its holdings of short-term investments and cash and cash equivalents to provide sufficient liquidity to respond to changes in the anticipated pattern of claims payments.

GAAP differs in some respects from reporting practices prescribed or permitted by the OIR. To retain its certificate of authority, the Florida insurance laws and regulations require that UPCIC maintain capital and surplus equal to the statutory minimum capital and surplus requirement defined in the Florida Insurance Code as the greater of 10% of the insurer’s total liabilities or $4 million. UPCIC’s statutory capital surplus was $55.8 million at June 30, 2008, and exceeded the minimum capital and surplus requirements. UPCIC is also required to adhere to prescribed premium-to-capital surplus ratios, with which United was in compliance as of June 30, 2008.

United believes its current capital resources, together with cash flow from operations, will be sufficient to meet currently anticipated working capital requirements. There can be no assurances, however, that such will be the case.

CONTRACTUAL OBLIGATIONS

A summary of long-term contractual obligations as of December 31, 2007 follows. The amounts represent estimates of gross undiscounted amounts payable over time.

	Total	2008	2009-2010	2011-2012	Thereafter
Contractual Obligations:
Unpaid Losses and LAE	$36,005	$29,975	$5,227	$693	$110
Operating leases	236	117	74	43	2
Long-term debt	43,833	11,000	14,304	2,352	16,177
Interest in connection with Long-Term Debt	12,009	2,763	2,598	1,630	5,018
	$92,083	$43,855	$22,203	$4,718	$21,307

The loss reserve payments due by period in the table above are based upon the loss and loss expense reserve estimates as of December 31, 2007 and actuarial estimates of expected payout patterns by line of business. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. The long-term debt payments were based upon agreements in effect at December 31, 2007. The interest in connection with long-term debt is calculated using interest rates in effect at December 31, 2007.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared in accordance with GAAP which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the inflationary effect on the cost of paying losses and LAE.

Insurance premiums are established before we know the amount of loss and LAE and the extent to which inflation may affect such expenses. Consequently, we attempt to anticipate the future impact of inflation when establishing rate levels. While we attempt to charge adequate premiums, we may be limited in raising premium levels for competitive and regulatory reasons. Inflation also affects the market value of our investment portfolio and the investment rate of return. Any future economic changes which result in prolonged and increasing levels of inflation could cause increases in the dollar amount of incurred loss and LAE and thereby materially adversely affect future liability requirements.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Year Ended December 31, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)
Revenue:
Net premiums earned	$21,277	$15,254	$23,181	$25,646
Other revenue	9,347	7,350	4,433	6,113
Total revenue	30,624	22,604	27,614	31,759

Expenses:
Losses and LAE	7,025	4,041	7,611	6,985
Other expenses	11,913	7,574	8,803	10,710
Total expenses	18,938	11,615	16,414	17,695

Income from operations	11,686	10,989	11,200	14,064
Provision for income tax	1,119	(518)	1,198	6,498
Net income	$10,567	$11,507	$10,002	$7,566

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)
Revenue:
Net premiums earned	$19,842	$17,313	$19,248	$17,227
Other revenue	1,797	2,245	1,703	3,077
Total revenue	21,639	19,558	20,951	20,304

Expenses:
Losses and LAE	9,492	11,191	8,791	5,883
Other expenses	6,915	6,444	8,062	12,480
Total expenses	16,407	17,635	16,853	18,363

Income from operations	5,232	1,923	4,098	1,941
Provision for income tax	(1,592)	(585)	(1,247)	(591)
Net income	$6,824	$2,508	$5,345	$2,532

OFF BALANCE SHEET TRANSACTIONS

For the years ended December 31, 2007 and 2006, there were no off balance sheet transactions.

CHANGE IN ACCOUNTANTS

In fiscal 2008, United elected to change its accounting firm and replaced Thomas Howell Ferguson P.A. as its independent accountants. The decision to change accounting firms was approved by United’s board of managers. There were no reportable events and no disagreements with Thomas Howell Ferguson P.A. on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Thomas Howell Ferguson, P.A. would have caused Thomas Howell Ferguson P.A. to make reference to the matter in their report in the initial registration statement. Our current independent registered public accounting firm is DeMeo, Young, McGrath, CPA.

UNAUDITED PRO FORMA COMBINED
FINANCIAL INFORMATION AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

The following unaudited pro forma condensed combined balance sheet combines FMG's historical balance sheet and that of United as of June 30, 2008 and December 31, 2007, giving effect to the transactions described in the acquisition agreement as if they had occurred on June 30, 2008 and December 31, 2007. The following unaudited pro forma condensed combined statements of operations combine FMG’s historical statements of operations for the six months ended June 30, 2008 and for the period from May 22, 2007 (date of inception) to December 31, 2007 with those of United for the six months ended June 30, 2008 and for the year ended December 31, 2007, giving effect to the acquisition as if it had occurred on January 1, 2007 (or inception for FMG).

The acquisition will be accounted for as a “reverse merger” and recapitalization since the stockholders of United will own at least 59.6% of the outstanding shares of the common stock immediately following the completion of the acquisition, will have its current officers assuming all corporate offices of the continuing entity, including chief executive officer, chief operating officer and all other day-to-day operating positions. Accordingly, United will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of United. The assets and liabilities and the historical operations that will be reflected in the FMG financial statements after consummation of the acquisition will be those of United and will be recorded at the historical cost basis of United. FMG’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of United upon consummation of the acquisition.

The pro forma adjustments give effect to events that are directly attributable to the transactions discussed below that have a continuing impact on the operations of FMG and are based on available data and certain assumptions that management believes are factually supportable.

The unaudited pro forma condensed combined financial statements described above should be read in conjunction with FMG’s historical financial statements and those of United and the related notes thereto. The pro forma adjustments are preliminary and the unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or of continuing entity’s future financial position or operating results.

Consummation of the acquisition is conditioned upon, among other things, the FMG stockholders adopting and approving the acquisition agreement. If FMG stockholders owning more than 29.99% of FMG common stock sold in the IPO vote against the acquisition and exercise their right to convert their shares of FMG common stock issued in the IPO into a pro rata portion of the funds held in the trust account, then the acquisition cannot be consummated. Consequently, up to 1,419,614 shares of FMG common stock, representing 29.99% of the Public Shares are subject to possible conversion in this manner. This would represent an aggregate maximum conversion liability of approximately $11.2 million as of June 30, 2008.

On August 15, 2008, FMG entered into a note purchase agreement with certain accredited investors for the issuance and sale in a private placement of 11% promissory notes having a face value of $18,279,570. FMG intends to use the net proceeds of the private placement to fund all or a portion of the amount needed to complete a tender offer whereby FMG will offer to purchase outstanding shares at a purchase price of $8.05 per share in cash. The private placement will provide additional financing to the Company, substantially all of which will be used to consummate the tender offer and, to the extent not used for that purpose, the proceeds of the private placement will be used for general corporate purposes. If the Company utilizes all of the net proceeds of the private placement to consummate the tender offer, it will not have these funds available for general corporate purposes.

The following unaudited pro forma financial statements have been prepared using two different assumptions with respect to the number of outstanding shares of FMG stock immediately following the acquisition, as follows:

•	assuming no conversions—this presentation assumes that no stockholders of FMG seek to convert their shares into a pro rata share of the trust account; and

•	assuming maximum conversions—this presentation assumes stockholders of FMG owning 29.99% of the stock sold in FMG’s initial public offering seek conversion.

In the case of both assumptions, the data is based on (a) information and projections currently available to the parties, including the estimated adjusted FMG trust value of $37.5 million, and (b) approximately 5.9 million shares of FMG common stock currently outstanding, resulting in the issuance to United at closing of 8.75 million shares, or 59.6% of the after-issued outstanding shares of the continuing entity.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2008
(in thousands)

			No Holders Exercise Their Conversion Rights			Holders Exercise Their Conversion Rights as to 1,419,614 Shares
	FMG	United	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Assets
Fixed maturities	—	$101,892	—		$101,892	—		$101,892
Equity securities	—	13,160	—		13,160	—		13,160
Other investments	—	10,300	—		10,300	—		10,300
Total investments	—	125,352	—		125,352	—		125,352
Cash and cash equivalents	46	42,757	37,499	(a)	63,633	(11,232	)(c)	52,319
	—	—	(1,515	)(b)	—	—		—
	—	—	(25,000	)(d)	—	—		—
	—	—	(198	)(f)	—	(82	)(f)	—
	—	—	144	(f)	—	—		—
	—	—	10,000	(j)	—	—		—
	—	—	(100	)(m)	—	—		—
Cash held in Trust Account	37,499	—	(37,499	)(a)	—	—		—
Premiums receivable, net	—	12,143	—		12,143	—		12,143
Reinsurance recoverable, net	—	16,448	—		16,448	—		16,448
Prepaid reinsurance premiums	—	50,322	—		50,322	—		50,322
Deferred policy acquisition costs	—	8,144	—		8,144	—		8,144
Property and equipment, net	—	82	—		82	—		82
Deferred income taxes asset, net	172	4,273	—		4,445	—		4,445
Deferred Acquisition Costs	107	—	100	(m)	—	—		—
	—	—	(207	)(m)	—	—		—
Prepaid expenses and other assets	65	4,692	—		4,757	—		4,757
Total assets	$37,889	$264,213	$(16,776)		$285,326	$(11,314)		$274,012

Liabilities and Stockholders' Equity (Deficit)
Unpaid losses and loss adjustment expenses	—	$33,700	—		$33,700	—		$33,700
Unearned premiums	—	73,786	—		73,786	—		73,786
Reinsurance payable	—	51,021	—		51,021	—		51,021
Accrued distribution payable	—	4,855	—		4,855	—		4,855
Advanced premium	—	3,300	—		3,300	—		3,300
Accounts payable and accrued expenses	310	11,071	—		(9)	—		(9)
	—	—	(11,390	)(h)	—	—		—
Interest Payable	—	—	1,005	(k)	1,005	—		1,005
Shares subject to mandatory redemption	—	2,564	(2,564	)(e)	—	—		—
Federal and state income tax payable	—	284	(472	)(g)	4,364	(30	)(g)	4,334
	—	—	4,552	(h)	—	—		—
Other liabilities	—	2,396	—		2,396	—		2,396
Capital Notes	—	—	10,000	(j)	17,213	—		17,213
	—	—	7,000	(n)	—	—		—
	—	—	213	(l)	—	—		—
Long-term debt	—	25,244	—		25,244	—		25,244
Deferred underwriters' fee	1,515	—	(1,515	)(b)	—	—		—
	1,825	208,221	6,829		216,875	(30)		216,845
Common stock, subject to possible redemption	11,232	—	(11,232	)(c)	—	—		—
Stockholders' equity (deficit)
Common stock	1	—	—		1	—		1
Treasury stock	—	—	(7,000	)(n)	(7,000)	—		(7,000)
Member's certificate of interest	—	7,527	(7,527	)(d)	—	—		—
Additional paid-in-capital	24,874	—	11,232	(c)	20,947	(11,232	)(c)	9,715
	—	—	(17,516	)(d)	—	—		—
	—	—	2,564	(e)	—	—		—
	—	—	(207	)(m)	—	—		—
Accumulated other comprehensive income	—	(323)	—		(323)	—		(323)
Retained earnings (accumulated deficit)	(43)	48,788	43	(d)	54,826	—		54,774
	—	—	11,390	(h)	—	—		—
	—	—	—		—	—		—
	—	—	(5,352	)(i)	—	(52)		—
Total stockholders' equity (deficit)	24,832	55,992	(12,373)		68,451	(11,284)		57,167
Total liabilities and stockholders' equity (deficit)	$37,889	$264,213	$(16,776)		$285,326	$(11,314)		$274,012

See notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2008

(in thousands, except share and per share data)

			No Holders Exercise Their Conversion Rights			Holders Exercise Their Conversion Rights as to 1,419,614 Shares
	FMG	United	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Revenue
Net earned premiums	—	$40,285	—		$40,285	—		$40,285
Policy assumption bonus	—	4,283	—		4,283	—		4,283
Other revenue	—	3,276	—		3,276	—		3,276
Total revenue	—	47,844	—		47,844	—		47,844
Operating expenses
Losses and loss adjustment expenses	—	12,474	—		12,474	—		12,474
Policy acquisition costs	—	8,790	—		8,790	—		8,790
Operating and underwriting expenses	—	2,901	—		2,901	—		2,901
Salaries and wages	—	1,530	—		1,530	—		1,530
General and administrative expenses	430	2,378	—		2,808	—		2,808
Total operating expenses	430	28,073	—		28,503	—		28,503
Income (loss) from operations	(430)	19,771	—		19,341	—		19,341
Interest income	280	3,546	(198	)(f)	3,772	(82	)(f)	3,690
	—	—	144	(f)	—	—		—
Interest expense	—	(1,466)	(1,005	)(k)	(2,684)	—		(2,684)
	—	—	(213	)(l)	—	—		—
Income (loss) before taxes	(150)	21,851	(1,272)		20,429	(82)		20,347
Income tax provision	(25)	4,159	(472	)(g)	8,214	(30	)(g)	8,184
	—	—	4,552	(h)	—	—		—
Net income (loss)	$(125)	$17,692	$(5,352)		$12,215	$(52)		$12,163

Weighted average shares outstanding :
Basic	5,917,031				13,797,466			12,377,852
Diluted	5,917,031				15,006,433			13,586,819

Income (loss) per share:
Basic	$(0.02)				$0.89			$0.98
Diluted	$(0.02)				$0.81			$0.90
See notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2007
(in thousands)

			No Holders Exercise Their Conversion Rights			Holders Exercise Their Conversion Rights as to 1,419,614 Shares
	FMG	United	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Assets
Fixed maturities	—	$107,410	—		$107,410	—		$107,410
Equity securities	—	5,072	—		5,072	—		5,072
Other investments	—	1,300	—		1,300	—		1,300
Total investments	—	113,782	—		113,782	—		113,782
Cash and cash equivalents	71	56,852	37,721	(a)	77,020	(11,232	)(c)	65,709
	—	—	(1,515	)(b)	—	—		—
	—	—	(25,000	)(d)	—	—		—
	—	—	(189	)(f)	—	(79	)(f)	—
	—	—	186	(f)	—	—		—
	—	—	10,000	(j)	—	—		—
	—	—	(100	)(m)	—	—		—
	—	—	(1,006	)(k)	—	—		—
Cash held in Trust Account	37,721	—	(37,721	)(a)	—	—		—
Premiums receivable, net	—	9,966	—		9,966	—		9,966
Reinsurance recoverable, net	—	16,816	—		16,816	—		16,816
Prepaid reinsurance premiums	—	26,345	—		26,345	—		26,345
Deferred policy acquisition costs	—	7,547	—		7,547	—		7,547
Property and equipment, net	—	108	—		108	—		108
Deferred income taxes asset, net	32	4,733	—		4,765	—		4,765
Deferred acquisiton costs	—	—	100	(m)	—	—		—
	—	—	(100	)(m)	—	—		—
Prepaid expenses and other assets	54	6,277	—		6,331	—		6,331
Total assets	$37,878	$242,426	$(17,624)		$262,680	$(11,311)		$251,369

Liabilities and Stockholders' Equity (Deficit)
Unpaid losses and loss adjustment expenses	—	$36,005	—		$36,005	—		$36,005
Unearned premiums	—	73,051	—		73,051	—		73,051
Reinsurance payable	—	10,852	—		10,852	—		10,852
Accrued distribution payable	—	9,227	—		9,227	—		9,227
Advanced premium	—	2,396	—		2,396	—		2,396
Accounts payable and accrued expenses	174	13,858	—		4,681	—		4,681
	—	—	(9,351	)(h)	—	—		—
Interest Payable	—	—	1,005	(k)	1,005	—		1,005
Shares subject to mandatory redemption	—	2,564	(2,564	)(e)	—	—		—
Federal and state income tax payable	—	2,303	(919	)(g)	11,567	(30	)(g)	11,538
	—	—	10,183	(h)	—	—		—
Other liabilities	—	2,238	—		2,238	—		2,238
Capital Notes	—	—	10,000	(j)	17,427	—		17,427
	—	—	7,000	(n)	—	—		—
	—	—	427	(l)	—	—		—
Long-term debt	—	43,833	—		43,833	—		43,833
Deferred underwriters' fee	1,515	—	(1,515	)(b)	—	—		—
	1,689	196,327	14,266		212,282	(30)		212,253
Common stock, subject to possible redemption	11,232	—	(11,232	)(c)	—	—		—
Stockholders' equity (deficit)
Common stock	1	—	—		1	—		1
Treasury stock	—	—	(7,000	)(n)	(7,000)	—		(7,000)
Member's certificate of interest	—	7,464	(7,464	)(d)	—	—		—
Additional paid-in-capital	24,874	—	11,232	(c)	18,552	(11,232	)(c)	7,320
	—	—	(17,454	)(d)	—	—		—
	—	—	(100	)(m)	—	—		—
Accumulated other comprehensive income	—	744	—		744	—		744
Retained earnings (accumulated deficit)	82	37,891	(82	)(d)	38,101	—		38,051
	—	—	2,564	(e)	—	—		—
	—	—	9,351	(h)	—	—		—
	—	—	—		—	—		—
	—	—	(11,705	)(i)	—	(49)		—
Total stockholders' equity (deficit)	24,957	46,099	(20,658)		50,398	(11,281)		39,116
Total liabilities and stockholders' equity (deficit)	$37,878	$242,426	$(17,624)		$262,680	$(11,311)		$251,369

See notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2007

(in thousands, except share and per share data)

			No Holders Exercise Their Conversion Rights			Holders Exercise Their Conversion Rights as to 1,419,614 Shares
	FMG	United	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Revenue
Net earned premiums	—	$85,358	—		$85,358	—		$85,358
Policy assumption bonus	—	13,556	—		13,556	—		13,556
Other revenue	—	6,099	—		6,099	—		6,099
Total revenue	—	105,013	—		105,013	—		105,013
Operating expenses
Losses and loss adjustment expenses	—	25,662	—		25,662	—		25,662
Policy acquisition costs	—	17,316	—		17,316	—		17,316
Operating and underwriting expenses	—	9,110	—		9,110	—		9,110
Salaries and wages	—	2,792	—		2,792	—		2,792
General and administrative expenses	114	2,078	—		2,192	—		2,192
Total operating expenses	114	56,958	—		57,072	—		57,072
Income (loss) from operations	(114)	48,055	—		47,941	—		47,941
Interest income	268	7,588	(189	)(f)	7,853	(79	)(f)	7,774
	—	—	186	(f)	—	—		—
Interest expense	—	(7,704)	(2,011	)(k)	(10,142)	—		(10,142)
	—	—	(427	)(l)	—	—		—
Income (loss) before taxes	154	47,939	(2,441)		45,652	(79)		45,573
Income tax provision	72	8,297	(919	)(g)	17,633	(30	)(g)	17,604
	—	—	10,183	(h)	—	—		—
Net income (loss)	$82	$39,642	$(11,705)		$28,019	$(49)		$27,969

Weighted average shares outstanding :
Basic	2,879,226				10,759,661			10,440,734
Diluted	3,258,383				11,261,071			10,942,144

Income (loss) per share:
Basic	$0.03				$2.60			$2.68
Diluted	$0.03				$2.49			$2.56

See notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction and Basis of Presentation

        On April 2, 2008, the Company entered into an Agreement and Plan of Merger pursuant to which United Subsidiary (a wholly owned subsidiary of FMG) has agreed to merge with and into United, and United has agreed, subject to receipt of the Merger consideration from FMG, to become a wholly-owned subsidiary of FMG. The Merger Agreement was amended and restated in its entirety as of August 15, 2008. If the stockholders of the Company approve the transactions contemplated by the Merger Agreement, FMG, through United Subsidiary, which was newly incorporated in order to facilitate the Merger contemplated thereby, will purchase all of the membership interests of United in a series of steps as outlined below.

        FMG and United will merge pursuant to a merger transaction summarized as follows:

•	FMG will create a transitory merger subsidiary, United Subsidiary Corp., and will merge such subsidiary with and into United, with United surviving; and

•	United will, as a result, become wholly-owned by FMG.

United’s members will receive consideration from FMG for their membership units of up to $104,316,270 consisting of:

•	$25.0 million in cash;

•	8.75 million shares of FMG common stock, par value $.0001 per share (assuming an $8.00 per share value);

•	up to $5.0 million of additional consideration which will be paid to the members of United in the event certain net income targets are met by United, as set forth more particularly herein;

•	1,093,750 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO;

•	up to an additional 212,877 newly issued common stock purchase warrants identical in all respects to the warrants issued in the Company’s IPO; and

•	up to an additional 212,877 shares of FMG common stock.

The adoption of the merger agreement and the transactions contemplated by the merger agreement by the FMG stockholders will require the affirmative vote of (a) a majority of the shares of FMG common stock issued in FMG’s initial public offering actually voting upon the merger and (b) a majority of the shares of FMG common stock issued and outstanding as of the Record Date. However, FMG will not be able to complete the merger if the holders of more than 29.99% of the shares of common stock issued in FMG’s initial public offering vote against the merger and demand that FMG convert their shares into a pro rata portion of the trust account. The unaudited pro forma condensed combined financial statements assume that 100.0% of the outstanding shares of FMG’s common stock on the record date vote affirmatively, and there are no conversions. A second presentation of the unaudited pro forma condensed combined financial statements assumes that 70.01% of the outstanding shares of FMG’s common stock on the record date vote affirmatively, and there are 29.99% conversions.

2.	Pro Forma Adjustments

Descriptions of the adjustments included in the unaudited pro forma balance sheet and statements of operations are as follows:

(a)
Reflects the release of FMG’s cash held in trust (including the amount held in the trust account representing the deferred portion of the underwriters’ fee), inclusive of any interest earned on such pro rata share (net of taxes payable) and the transfer of the balance to cash and cash equivalents at the completion of the business combination.

(b)	Gives effect to the payment to the underwriters of FMG’s initial public offering of deferred underwriters’ fees upon completion of the merger.

(c)
Reflects the adjustment of common stock subject to conversion as a result of this transaction. As shown in the balance sheet reflecting the scenario in which no holders exercise their conversion rights, this adjustment reflects the reclassification of the conversion value of the FMG common stock subject to conversion to additional paid-in capital related to conversion shares. As shown in the balance sheet reflecting the scenario in which holders exercise their conversion rights as to 1,419,614 Shares, this adjustment reflects the cash payout of the conversion value to FMG’s common stockholders who voted against the merger and properly exercised their conversion rights with respect to 29.99% of the FMG common stock sold in the initial public offering.

(d)
Reflects the payment of $25 million and issuance of 8,750,000 shares of FMG common stock in exchange for the Membership interests of United, and the reclassification of FMG’s net monetary assets to additional paid-in capital under the reverse acquisition application of the equity recapitalization method of accounting, where as United is treated as the accounting acquirer.

(e)	Reflects that the United membership interests subject to a Put Agreement dated September 20, 2006, which will be cancelled and shall cease to exist upon the consummation of the Merger.

(f)	Adjustment of interest income:

i.
No holders exercise their conversion rights - reduction of interest income related to the payment of approximately $26.5 million (including underwriting fees) to the prior shareholders of United Subsidiary Corp., plus an increase in interest income related to the assumption that the remaining $11.2 million would have been invested in a CD earning approximately 4%.

ii.	Holders exercise their conversion rights as to 1,419,614 shares - reduction of interest income due to the additional redemption of 29.99% of the outstanding shares or approximately $11.2 million.

(g)	Adjust income taxes due to pro forma income adjustments based on the statutory tax rate.

(h)	Recognize the additional tax expense related to income from the LLC subsidiaries and eliminate the accrual of tax distributions to members for the payment of taxes.

(i)	Reflects the income statement effect of the proforma adjustments.

(j)
Pro forma adjustment for issuance of capital notes representing new capital in the amount of $10 million. The Company plans to issue approximately $17 million of capital by issuing capital notes as follows: (i) approximately $10 million to be funded with cash from new investors and (ii) approximately $7 million to be funded in exchange for 869,565 shares of FMG common stock (equal to 18.4% of FMG common stock issued at the IPO) from existing FMG shareholders. The Company will use the proceeds from issuance of Capital Notes, the $11.232 million (approximately) available from the FMG trust account, and $5.5 unencumbered cash available at United to fund a tender offer (repurchase) for FMG common stock.

(k)
Represents pro forma adjustment for interest expense and interest accrual pertaining to capital notes. The capital notes pay interest at the rate of 11% per annum, paid as 5.5% semi-annually. The interest calculations are made using the July 1st and January 1st payment date conventions.

(l)	Represents adjustment for amortization of original issue discount on capital notes. The face value of notes is expected to be $18,279,570, with an original issue discount of $1,279,570.

(m)	Pro forma adjustment for capitalization of estimated acquisition costs and reclassification of total deferred acquisition costs to additional paid in capital as part of the merger.

(n)
Represents conversion of shares of existing shareholders into capital notes as part of the notes issuance transaction. See pro forma adjustment (j) explanation above. The conversion of shares is treated as a repurchase and classified as treasury stock on the balance sheet.

3.	Additional contingent consideration

The merger agreement contains a contingent payment of $5.0 million if certain net income targets are met by the continuing entity. Had the contingency been met, the additional consideration would be reflected in the pro forma financial statements by a reduction of cash and a reduction of additional paid-in capital by the amount paid.

4. Tender Offer

On August 15, 2008, FMG entered into a note purchase agreement with certain accredited investors for the issuance and sale in a private placement of 11% promissory notes with a face value of $18,279,570. FMG intends to use the net proceeds of the private placement to fund all or a portion of the amount needed to complete a tender offer whereby FMG will offer to purchase outstanding shares at a purchase price of $8.05 per share in cash. The private placement will provide additional financing to the Company, substantially all of which will be used to consummate the tender offer and, to the extent not used for that purpose, the proceeds of the private placement will be used for general corporate purposes. If the Company utilizes all of the net proceeds of the private placement to consummate the tender offer, it will not have these funds available for general corporate purposes.

The following tables set forth the various potential outcomes of the tender offer and its impact on the Company’s condensed combined Balance Sheet at December 31, 2007 and its number of shares and pro forma net income per common share calculations in each period of these unaudited pro forma condensed combined financial statements. Pro forma weighted average shares reflect the dilution effect of all outstanding warrants

Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 2007 (in thousands, except share data):

	No Holders Exercise Their Conversion Rights & No Participants in Tender Offer	No Holders Exercise Their Conversion Rights & Maximum Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & No Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & Maximum Participants in Tender Offer

Cash & cash equivalents	$77,020	$50,288	$65,709	$38,977
Stockholder’s equity	$50,398	$23,666	$39,116	$12,384
Common shares	13,797,466	10,476,704	12,377,852	9,057,090

Unaudited Pro Forma Condensed Combined Statement of Operations giving effect to the tender offer would affect the pro forma net income per share in the year ended December 31, 2007 (in thousands, except share and per share data)

	No Holders Exercise Their Conversion Rights & No Participants in Tender Offer	No Holders Exercise Their Conversion Rights & Maximum Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & No Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & Maximum Participants in Tender Offer
Pro forma net income per share:
Basic	$2.60	$3.77	$2.68	$3.94
Diluted	$2.49	$3.53	$2.56	$3.68
Pro forma weighted average common shares outstanding:
Basic	10,759,661	7,438,899	10,440,734	7,119,972
Diluted	11,261,071	7,940,309	10,942,144	7,621,382

The following tables sets forth the various potential outcomes of the tender offer and its impact on the Company’s condensed combined Balance Sheet at June 30, 2008 and its number of shares and pro forma net income per common share calculations in each period of these unaudited pro forma condensed combined financial statements. Pro forma weighted average shares reflect the dilution effect of all outstanding warrants

Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2008 (in thousands, except share data):

	No Holders Exercise Their Conversion Rights & No Participants in Tender Offer	No Holders Exercise Their Conversion Rights & Maximum Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & No Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & Maximum Participants in Tender Offer

Cash & cash equivalents	$63,633	$36,901	$52,319	$25,587
Stockholder’s equity	$68,451	$41,719	$57,167	$30,435
Common shares	13,797,466	10,476,704	12,377,852	9,057,090

Unaudited Pro Forma Condensed Combined Statement of Operations giving effect to the tender offer would affect the pro forma net income per share in the six months ended June 30, 2008 (in thousands, except share and per share data)

	No Holders Exercise Their Conversion Rights & No Participants in Tender Offer	No Holders Exercise Their Conversion Rights & Maximum Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & No Participants in Tender Offer	Holders Exercise Their Conversion Rights as to 1,419,614 Shares & Maximum Participants in Tender Offer

Pro forma net income per share:
Basic	$0.89	$1.17	$0.99	$1.35
Diluted	$0.82	$1.05	$0.90	$1.19
Pro forma weighted average common shares outstanding:
Basic	13,797,466	10,476,704	12,377,852	9,057,090
Diluted	15,006,433	11,685,671	13,586,819	10,266,057

DIRECTORS AND MANAGEMENT OF FMG ACQUISITION CORP.
FOLLOWING THE MERGER

        Following the Merger, it is anticipated that the directors and executive officers of the Company will be the individuals indicated below.

Name	Age	Position

Gregory C. Branch	61	Chairman of the Board
Gordon G. Pratt	46	Vice Chairman
Donald J. Cronin	54	President and Chief Executive Officer
Nicholas W. Griffin	39	Chief Financial Officer
Melvin A. Russell, Jr.	53	Chief Underwriting Officer
Alec L. Poitevint, II	60	Director
Larry G. Swets, Jr.	33	Director
Kent G. Whittemore	60	Director
James R. Zuhlke	62	Director

Information about Directors and Officers

        For the biographies of Messrs. Gregory C. Branch, Gordon G. Pratt, Donald J. Cronin, Nicholas W. Griffin, Melvin A. Russell, Jr., Alec L. Poitevint, II, Kent G. Whittemore, Larry G. Swets, Jr. and James R. Zuhlke, see the section entitled “Director Proposal.”

         Other than their respective relationships with the Company, none of these individuals has been a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan, and none of these individuals is currently affiliated with such an entity.

        Following the Merger, the officers and employee directors will devote their full time and attention to the ongoing operations of the Company and the non-employee directors will devote such time as is necessary and required to satisfy their duties as a director of a public company.

Board of Directors and Committees of the Board

        Following the Merger, our Board of Directors will consist of six members, and it is anticipated three of them will be considered “independent” under the director independence standards of NASDAQ.

        We do not currently have a Compensation Committee, Nominating Committee or Audit Committee, but we expect to establish such committees as soon as practicable after the consummation of the Merger. Compensation for all other officers, if any, will be determined, or recommended to the Board for determination by a majority of the independent directors on our Board of Directors. None of our officers currently receive compensation. We do not expect to pay any compensation to any of our officers until the consummation of the Merger.

Code of Conduct and Ethics

        We have adopted a code of ethics that applies to our officers, directors and employees in accordance with applicable federal securities laws. We have filed copies of our code of conduct and ethics as an exhibit to the Registration Statement. These documents may be reviewed by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Director Compensation

        It is anticipated that at or prior to the closing of the Merger, the compensation to be paid to members of the Board of Directors of the Company will be established and such compensation will be reasonable and customary for the industry.

Executive Compensation

        None of FMG Acquisition Corp.’s executive officers or directors has received any cash compensation for services rendered to FMG.

CURRENT DIRECTORS AND MANAGEMENT OF UNITED SUBSIDIARY CORP.

        As of the date of this proxy statement/prospectus, United Subsidiary Corp. has two officers and directors, as identified below:

Name	Age	Position

Gordon G. Pratt	46	Chairman, President and Chief Executive Officer
Larry G. Swets, Jr.	33	Chief Financial Officer, Executive Vice President, Secretary, Treasurer and Director

        None of its officers or directors have received any compensation from United Subsidiary Corp., which was recently incorporated for the purpose of acquiring United. United Subsidiary is affiliated with the Company in order to incorporate United Subsidiary, a single share of United Subsidiary common stock was issued to Gordon G. Pratt, the Company’s Chairman, President and Chief Executive Officer. Upon consummation of the Merger, Mr. Pratt will surrender to United Subsidiary the initial share and such share shall be cancelled by United Subsidiary.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information, as of August 15, 2008, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of FMG Acquisition Corp.’s common stock by: (i) each person known by us to be the owner of more than 5% of our outstanding shares of FMG Acquisition Corp.’s common stock, (ii) each director, and (iii) all officers and directors as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Common Stock
	Number of Shares (2)		Percentage of Common Stock
Name and Address of Beneficial Owners(1)

FMG Investors LLC(3)	1,099,266		18.57%
Gordon G. Pratt, Chairman, Chief Executive Officer and President	1,099,266	(3)	18.57%
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President	1,099,266	(3)	18.57%
Thomas D. Sargent, Director	21,035		0.36%
David E. Sturgess, Director(4)	21,035		0.36%
James R. Zuhlke, Director	21,035		0.36%
HBK Investments L.P.(5)	547,250		9.2%
Brian Taylor (6)	437,500		7.4%
Bulldog Investors(7)	1,282,167		21.67%
Millenco LLC(8)	189,375		3.2%
D.B. Zwirn Special Opportunities Fund, L.P.(9)	178,500		3.02%
D.B. Zwirn Special Opportunities Fund, Ltd. (9)	246,500		4.17%
D.B. Zwirn & Co., L.P. (9)	425,000		7.18%
DBZ GP, LLC(9)	425,000		7.18%
Zwirn Holdings, LLC(9)	350,000		5.92%
Daniel B. Zwirn(9)	350,000		5.92%
Weiss Asset Management, LLC(10)	180,642		3.1%
Weiss Capital, LLC(10)	90,395		1.5%
Andrew M. Weiss, Ph.D.(10)	271,037		4.6%

All Directors and Officers as a Group (5 persons)	1,162,371		19.64%

(1)	Unless otherwise indicated, the business address of each of the stockholders is Four Forest Park, Second Floor, Farmington, Connecticut 06032.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership.

(3)	Each of Messrs. Pratt and Swets are the managing members of our sponsor, FMG Investors LLC, and may be deemed to each beneficially own the 1,099,266 shares owned by FMG Investors LLC.

(4)	The business address of David E. Sturgess is c/o Updike, Kelly & Spellacy, P.C., One State Street, Hartford, Connecticut 06103.

(5)
Based on information contained in a Statement on Schedule 13G filed by HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P. on February 12, 2008. The address of all such reporting parties is 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC (“Services”). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the “Members”) of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities.

(6)
Based on information contained in a Statement on Schedule 13D filed by Brian Taylor, Pine River Capital Management L.P. and Nisswa Master Fund Ltd. on October 12, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 800 Nicollet Mall, Suite 2850, Minneapolis, MN 55402.

(7)
Based on information contained in a Statement on Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 13, 2008. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(8)
Based on information contained in a Statement on Schedule 13G filed by Millenco LLC, Millenium Management LLC and Israel A. Englander on December 11, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 666 Fifth Avenue, New York, NY 10103.

(9)
Based on information contained in a Statement on Schedule 13G/A filed by D.B. Zwirn & Co., L.P., DBZ GP, LLC, D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. on January 25, 2008. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 178,500 shares of common stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 246,500 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of common stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of common stock held by the Funds.

(10)
Based on information contained in a Statement on Schedule 13G filed by Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D. on July 18, 2008. Shares reported for Weiss Asset Management, LLC include shares beneficially owned by a private investment partnership of which Weiss Asset Management, LLC is the sole general partner. Shares reported for Weiss Capital, LLC include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Dr. Weiss, who is the managing member of Weiss Capital, the Investment Manager of such private investment corporation. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein. Weiss Asset Management, Weiss Capital, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

Beneficial Ownership following the Merger:

        Solely for illustrative purposes, the following table is designed to set forth information regarding the beneficial ownership of FMG Acquisition Corp. common stock of each person who is anticipated to own greater than 5% of FMG’s outstanding common stock and each person who will act in the capacity of officer or director following the Merger, based on the following assumptions:

•	the current ownership of the entities and individuals identified above remains unchanged;
•	occurrence of the private placement and exchange offer;
•	occurrence of the tender offer;
•	the forfeiture of shares and warrants from FMG Investors LLC and the subsequent re-issue;
•	does not reflect any exercise of warrants; and
•	the columns reflecting the beneficial ownership after consummation of the Merger assumes the issuance of all 8,750,000 shares and 1,093,750 warrants.

	Shares Owned Upon Closing of Private Placement, Exchange Offer and Tender Offer
	No Conversion Rights Exercised				Full Conversion Rights Exercised

Name and Address of Beneficial Owners (1)	No Shares Tendered		Shares Tendered		No Shares Tendered		Shares Tendered
	#	%	#	%	#	%	#	%

Gregory C. Branch, Chairman of the Board (3)	1,515,007	10.98%	1,528,529	14.59%	1,515,060	12.24%	1,528,550	16.88%
FMG Investors LLC (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Gordon G. Pratt, Chairman, Chief Executive Officer and President (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Larry G. Swets, Jr., Chief Financial Officer, Secretary, Treasurer, Executive Vice President (4)	975,179	7.07%	901,525	8.61%	974,890	7.88%	901,410	9.95%
Donald J. Cronin, President and Chief Executive Officer	78,443	0.57%	79,143	0.76%	78,445	0.63%	79,144	0.87%
Nicholas W. Griffin, Chief Financial Officer	45,573	0.33%	45,980	0.44%	45,575	0.37%	45,981	0.51%
Melvin A. Russell, Jr., Chief Underwriting Officer	47,172	0.34%	47,593	0.45%	47,174	0.38%	47,594	0.53%
Alec L. Poitevint, II, Director (5)	349,480	2.53%	352,600	3.37%	349,492	2.82%	352,604	3.89%
Kent G. Whittemore, Director (6)	215,250	1.56%	217,171	2.07%	215,257	1.74%	217,174	2.40%
James R. Zuhlke, Director	18,661	0.14%	17,251	0.16%	18,655	0.15%	17,249	0.19%
HBK Investments L.P. (7)	298,803	2.17%	42,013	0.40%	134,683	1.09%	28,595	0.32%
Brian Taylor (8)	437,500	3.17%	61,514	0.59%	306,294	2.47%	65,029	0.72%
Bulldog Investors (9)	661,049	4.79%	92,945	0.89%	276,527	2.23%	58,709	0.65%
Millenco LLC (10)	189,375	1.37%	26,627	0.25%	132,581	1.07%	28,148	0.31%
D.B. Zwirn Special Opportunities Fund, L.P. (11)	178,500	1.29%	25,098	0.24%	124,968	1.01%	26,532	0.29%
D.B. Zwirn Special Opportunities Fund, Ltd. (11)	246,500	1.79%	34,659	0.33%	172,575	1.39%	36,639	0.40%
D.B. Zwirn & Co., L.P. (11)	425,000	3.08%	59,756	0.57%	297,543	2.40%	63,171	0.70%
DBZ GP, LLC (11)	425,000	3.08%	59,756	0.57%	297,543	2.40%	63,171	0.70%
Zwirn Holdings, LLC (11)	350,000	2.54%	49,211	0.47%	245,035	1.98%	52,023	0.57%
Daniel B. Zwirn (11)	350,000	2.54%	49,211	0.47%	245,035	1.98%	52,023	0.57%
Weiss Asset Management, LLC (12)	180,642	1.31%	25,399	0.24%	126,467	1.02%	26,850	0.30%
Weiss Capital, LLC (12)	90,395	0.66%	12,710	0.12%	63,286	0.51%	13,436	0.15%
Andrew M. Weiss, Ph.D. (12)	271,037	1.96%	38,109	0.36%	189,753	1.53%	40,286	0.44%

All Directors and Officers as a Group (9 persons)	3,244,765	23.52%	3,189,792	30.45%	3,244,549	26.21%	3,189,706	35.22%

(1)	Unless otherwise indicated, the business address of each of the stockholders is Four Forest Park, Second Floor, Farmington, Connecticut 06032.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership.

(3)
Includes 116,200 shares to be held by Greg Branch Family LP, voting and investment power over which will be held by Mr. Branch, and 245,875 shares held by O.C. Branch Trust, voting power over which will be held by Mr. Branch.

(4)	Each of Messrs. Pratt and Swets are the managing members of our sponsor, FMG Investors LLC, and may be deemed to each beneficially own the 1,099,266 shares owned by FMG Investors LLC.

(5)	Includes 344,225 shares held by Mineral Associates, Inc., voting and investment power over which is held by Mr. Poitevint.

(6)	Shares to be held jointly by Kent G. and Kathy Whittemore.

(7)
Based on information contained in a Statement on Schedule 13G filed by HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P. on February 12, 2008. The address of all such reporting parties is 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC (“Services”). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the “Members”) of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g), beneficial owners of the Securities.

(8)
Based on information contained in a Statement on Schedule 13D filed by Brian Taylor, Pine River Capital Management L.P. and Nisswa Master Fund Ltd. on October 12, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 800 Nicollet Mall, Suite 2850, Minneapolis, MN 55402.

(9)
Based on information contained in a Statement on Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 13, 2008. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(10)
Based on information contained in a Statement on Schedule 13G filed by Millenco LLC, Millenium Management LLC and Israel A. Englander on December 11, 2007. All reporting parties have shared voting and dispositive power over such securities. The address of all such reporting parties is 666 Fifth Avenue, New York, NY 10103.

(11)
Based on information contained in a Statement on Schedule 13G/A filed by D.B. Zwirn & Co., L.P., DBZ GP, LLC, D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. on January 25, 2008. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 178,500 shares of common stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 246,500 shares of common stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of common stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of common stock held by the Funds.

(12)
Based on information contained in a Statement on Schedule 13G filed by Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D. on July 18, 2008. Shares reported for Weiss Asset Management, LLC include shares beneficially owned by a private investment partnership of which Weiss Asset Management, LLC is the sole general partner. Shares reported for Weiss Capital, LLC include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Dr. Weiss, who is the managing member of Weiss Capital, the Investment Manager of such private investment corporation. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein. Weiss Asset Management, Weiss Capital, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

All of the shares of common stock outstanding prior to the IPO have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earliest of:

• one year following the consummation of a business combination; and
• the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our consummating a business combination.

During the escrow period, the holders of these shares of common stock will not be able to sell or transfer their securities except in certain limited circumstances (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our founding stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to October 4, 2007, including the common stock underlying the sponsor warrants.

PRICE RANGE OF SECURITIES AND DIVIDENDS

FMG Acquisition Corp.

Our Units, Common Stock and Warrants are each traded on the Over-the-Counter Bulletin Board under the symbols FMGQU, FMGQ and FMGQW, respectively. Our Units commenced public trading on October 4, 2007 and our Common Stock and Warrants commenced public trading on November 7, 2007.

The table below sets forth, for the calendar quarter indicated, the high and low bid prices of our units, common stock and warrants as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Over-the-Counter Bulletin Board

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low

Fourth Quarter 2007*	$8.00	$7.90	$7.30	$7.15	$0.70	$0.70
First Quarter 2008	7.93	7.62	7.25	7.12	0.70	0.35
Second Quarter 2008	7.65	7.52	7.40	7.23	0.50	0.27
Third Quarter 2008**	7.90	7.61	7.35	7.28	0.42	0.23

* For the period October 4 through end of the quarter
** Through August 13th, 2008

United

        Historical market price information regarding United membership units is not provided because there is no public market for United membership units.

United Dividend Policy

Historically, due to United’s status as a limited liability company, it has distributed annually to its members at least an amount equal to approximately 40% of the prior year's taxable income. During fiscal year 2006, United made distributions of approximately $1.6 million related to income taxable to its members for 2005. During the year ended December 31, 2007, United made distributions of approximately $8.7 million relating to income taxable to its members in 2006, as well as a $10 million distribution representing a return of capital. Also during its 2007 fiscal year, United accrued $9.3 million for distributions relating to income taxable to its members for fiscal year 2007, but did not make these distributions until April of 2008. United made additional distributions of $2 million in April of 2008 representing a return of capital. United intends to accrue and declare additional dividends in 2008 consisting of estimated taxes payable by its members related to its 2008 taxable income, which will be paid prior to completion of the Merger.

United’s credit facility with Columbus Bank & Trust limits United’s ability to declare and pay dividends to an amount that is no more than 50% of the amounts represented by its net income for a fiscal year less the amount of distributions made for taxes. This credit facility also contains provisions that may effectively limit the amount of dividends United can pay to its members. For instance, under the terms of United’s loan agreement with Columbus Bank & Trust, United must meet certain financial ratios and other financial requirements. These ratios and other requirements are calculated using United’s financial information that takes into account dividends paid to our members. Therefore, in determining whether United can pay dividends, or the amount of dividends that may be paid, United will have to observe the limits described above and consider whether the payment of such dividends will allow it to maintain the ratios and other financial requirements in its loan agreement.

Holders of United Membership units

There are currently 62 holders of United membership units.

Dividends Upon Completion of the Merger

        Following completion of the Merger, we will consider whether or not to institute a dividend policy. We may also choose to reinvest any earnings back into the combined company. The combined company also expects that any loan or credit facilities it enters into may limit its ability to pay dividends.

DESCRIPTION OF FMG ACQUISITION CORP. SECURITIES

General

Our amended and restated certificate of incorporation authorizes the issuance of up to 20,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date hereof, 5,917,031 shares of common stock are outstanding. No shares of preferred stock are currently outstanding. If our stockholders approve all of the proposals herein, the number of our authorized shares of common stock will increase to 50,000,000, and we will have 14,667,031 shares of common stock outstanding.

Units

In our IPO, we issued 4,733,625 units, each consisting of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. Even though the component parts of the units may be broken apart and traded separately, the units will continue to be listed as a separate security, and any securityholder of our common stock and warrants may elect to combine them together and trade them as a unit. Securityholders will have the ability to trade our securities as units until such time as the warrants expire or are redeemed.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with the stockholder vote required to approve any business combination, all of our officers, directors and special advisors have agreed to vote all shares of common stock owned by them prior to this offering in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our insiders have also agreed that if they acquire shares of common stock in or following the IPO, they will vote such acquired shares of common stock in favor of a business combination.

In accordance with Article Sixth of our amended and restated certificate of incorporation, we will proceed with the business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 30% of the shares of common stock sold in the IPO both exercise their conversion rights and vote against the business combination. For purposes of seeking approval of the majority of the shares of common stock voted by the public stockholders, non-votes will have no effect on the approval of a business combination once a quorum is obtained.

Our Board of Directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock eligible to vote for the election of directors can elect all of the directors.

Our stockholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company after a business combination, our stockholders are entitled, subject to the rights of holders of preferred stock, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights. There are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders have the right to convert their shares of common stock to cash equal to their pro rata share of the trust account if they vote against the business combination and the business combination is approved and completed. Stockholders existing prior to October 4, 2007 are not entitled to convert any of their shares of common stock into a pro rata share of the trust account.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business combination. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you we will not do so in the future.

Warrants

There are 5,983,625 warrants outstanding, exclusive of the warrants underlying Pali Capital’s purchase option described below. Upon the closing of the Merger, we will issue an aggregate of 1,093,750 additional warrants to United’s members. Each such warrant entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; and

•	October 4, 2008.

The warrants will expire on October 4, 2011 at 5:00 p.m., New York City time.

We may call the warrants for redemption (including any warrants issued upon exercise of the unit purchase option) at any time after the warrants become exercisable:

•	in whole and not in part;

•	at a price of $.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last sale price of the common stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, we may not redeem the warrants unless the warrants comprising the units sold in the offering and the shares of common stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after a business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor would still be entitled to exercise its insider warrants for cash or on a cashless basis. We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a degree of liquidity to cushion against a negative market reaction, if any, to our redemption call.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares of common stock, the warrants may become worthless. Such expiration would result in each holder paying the full unit purchase price solely for the shares of common stock underlying the unit. Additionally, the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. In no event will the registered holders of a warrant be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in shares of our common stock.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Our sponsor purchased 1,250,000 warrants from us at a price of $1.00 per warrant prior to the consummation of the offering. The insider warrants have terms and provisions substantially similar to the warrants being sold in this offering, except that (i) such insider warrants will not have a claim to the funds held in the trust account, (ii) such insider warrants will be placed in escrow and not released before, except in limited circumstances, 90 days from the consummation of a business combination, (iii) such insider warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iv) the insider warrants are non-redeemable so long as they are held by the sponsor or its permitted assigns, and (v) the insider warrants are exercisable (a) on a “cashless” basis at any time, if held by our sponsor or its permitted assigns and (b) in the absence of an effective registration statement covering the shares of common stock underlying the warrants. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes, while remaining in escrow. The non-redemption provision does not apply to warrants included in units or otherwise purchased in open market transactions, if any. As part of the negotiations between the representative of the underwriters and the sponsor, the sponsor agreed to purchase the warrants directly from us and not in open market transactions. By making a direct investment in us, the amount held in the trust account pending a business combination has been increased. Because the insider warrants were originally issued pursuant to an exemption from registration requirements under the federal securities laws, the holders of the insider warrants are able to exercise their warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current. As described above, the holders of public warrants are not able to exercise them unless we have a current registration statement covering the shares of common stock issuable upon their exercise.

Purchase Option

We sold to Pali Capital, Inc., the representative of the underwriters, for $100, an option to purchase up to a total of 450,000 units at $10.00 per unit. The units issuable upon exercise of this option are identical to those sold in our IPO. The current holders of such option have agreed to forfeit 100,000 of such units upon closing of the business combination. As a result, 350,000 of such units will remain outstanding following the closing of the business combination.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations. Our board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the offering pursuant to Rule 462(b) under the Securities Act. Further, our ability to declare dividends is limited by the restrictive covenants in the note purchase agreement.

Registration Rights

The holders of a majority of (i) the 1,183,406 shares of common stock owned or held by the officers, directors and special advisors of FMG; and (ii) the 1,250,000 shares of common stock issuable upon exercise of the 1,250,000 insider warrants will be entitled to make up to two demands that we register these securities. Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Although the purchase option and its underlying securities have been registered on FMG’s initial registration statement, the option grants holders demand and “piggy-back” registration rights for periods of five and seven years, respectively, from October 4, 2007. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option.

Escrow Agreement

The shares of common stock purchased by our insiders prior to our IPO will not be transferable until one year after the consummation of a business combination, at which time such shares of common stock will be released from escrow, unless we were to engage in a transaction after the consummation of the Merger that results in all of the stockholders of the combined entity having the right to exchange their shares of common stock for cash, securities or other property. During the escrow period, the holders of these shares will not be able to sell or transfer their securities except in certain limited circumstances (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our existing stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to this offering, including the common stock underlying the insider warrants.

Quotation of Securities

Our units, common stock and warrants are quoted on the OTC Bulletin Board under the symbols FMGQU, FMGQ and FMGQW, respectively.

Delaware Anti-Takeover Law

Pursuant to our amended and restated certificate of incorporation, we have opted out of the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

COMPARISON OF RIGHTS OF FMG STOCKHOLDERS AND UNITED MEMBERS

This section describes material differences between the rights of holders of FMG’s capital stock and the rights of holders of United’s membership units. This summary is not intended to be a complete discussion of FMG’s Amended and Restated Certificate of Incorporation and Bylaws or United’s Members Agreement, as amended, and is qualified in its entirety by reference to the applicable document and applicable Delaware and Florida law.

FMG is organized as a corporation under the laws of the State of Delaware whereas United is organized as a limited liability company under the laws of the State of Florida. There are several differences between the laws of the two jurisdictions which may affect the relative rights of a stockholder or member, as the case may be. Upon completion of the Merger, holders of United membership units will become holders of FMG’s common stock and their rights will be governed by Delaware law and FMG’s Second Amended and Restated Certificate of Incorporation, which will become effective following the consummation of the Merger, and FMG’s Bylaws. The form of the Second Amended and Restated Certificate of Incorporation expected to be in effect following the closing of the Merger is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The following discussion summarizes material differences between the rights of FMG’s stockholders and United’s members under Delaware and Florida law, as well as the respective certificates of incorporation, articles of organization and members agreement of FMG and of United. Copies of the governing corporate instruments are available without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “ Where You Can Find Additional Information.”

FMG	United
AUTHORIZED CAPITAL STOCK

Authorized Shares . FMG is authorized under its Amended and Restated Certificate of Incorporation to issue up to 20,000,000 shares of common stock, par value $0.0001 per share, and up to 1,000,000 shares of preferred stock, par value $0.0001 per share. If the Second Amendment Proposal is approved, the Company will be authorized to issue up to 50,000,000 shares of common stock, par value $0.0001 per share, and up to 1,000,000 shares of preferred stock, par value $0.0001 per share.

Membership Units . Per its Articles of Organization and its Members Agreement, United does not have an authorized limit on the number of membership units that it may issue. As of March 31, 2008, there were 100,000 membership units issued and outstanding. There is only the one class of membership units.

Preferred Stock . FMG’s Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued in one or more series by FMG’s board of directors. The FMG board can fix voting powers, full or limited, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions. No shares of preferred stock have been issued.

CLASSIFICATION, NUMBER AND ELECTION OF DIRECTORS

The FMG board of directors is currently divided into two classes, with each class serving a staggered two-year term. The FMG Bylaws currently in effect provide that its board of directors will consist of not less than one nor more than nine directors, such number to be fixed by a vote of a majority of FMG’s entire board of directors from time to time.

United’s members agreement, as amended, provides that its board of managers will consist of one or more members, the exact number to be determined from time to time by the board of managers. The number of managers currently serving is six, each of whom serves a one year term.

VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

Delaware law provides that any vacancy in the board of directors shall be filled as the bylaws provide or in the absence of such provision, by the board of directors or other governing body. If, at the time of filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock of the corporation then outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.

FMG’s Second Amended and Restated Certificate of Incorporation and Bylaws will provide that any vacancy in the FMG board of directors, including vacancies resulting from any increase in the authorized number of directors, may be filled by a vote of the directors then in office, even if less than a quorum exists. Any director elected to fill a vacancy shall be elected until the next annual meeting of stockholders, and until his or her successor has been elected and qualified.

FMG’s Bylaws currently provide that any director may be removed for cause by the affirmative vote of a majority of the entire board. FMG’s bylaws provide that any director may otherwise be removed, with or without case, by the affirmative vote of the holders of a majority of all of the shares of the stock of FMG outstanding and entitled to vote for the election of directors.

Florida law provides that a vacancy occurring in United’s board of managers, including a newly created manager position, may be filled by a majority of the remaining board of managers, although less than a quorum, or by a plurality of the votes cast at a members meeting. Florida law also provides that managers may be removed from office with or without cause by a vote of members holding a majority of the outstanding membership units entitled to vote at an election of managers.

AMENDMENTS TO THE GOVERNANCE DOCUMENTS

Under Delaware law, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment (unless a higher vote is required by the corporation’s certificate of incorporation).

Under Florida law, an amendment to the articles of organization of a limited liability company generally requires the approval of the holders of a majority of the outstanding membership units entitled to vote upon the proposed amendment (unless a higher vote is required by the company’s members agreement or articles of organization).

FMG’s Amended and Restated Certificate of Incorporation may be amended in accordance with the general provisions of Delaware law; provided, however, that Articles Third, Fifth and Sixth of FMG’s Amended and Restated Certificate of Incorporation may not be amended without the affirmative approval of at least 95% of the shares of common stock sold in FMG’s IPO unless the amendments are submitted for approval in connection with an acquisition by FMG, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business having a fair market value of at least 80% of the amount in the trust account at the time of the transaction. If the First Amendment Proposal is approved, the 95% threshold requirement for the approval of an amendment will be removed.

United’s members’ agreement does not require a higher vote than the Florida statutory limit, provided however, that no amendment that adversely affects one particular member may be made without the prior written consent of such member.

AMENDMENTS TO BYLAWS

Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated the power.
United does not have bylaws as it is governed by its members agreement.

FMG’s Amended and Restated Certificate of Incorporation provides that the FMG board of directors, without the assent or vote of FMG stockholders, may make, amend or repeal the bylaws, as provided in the bylaws. FMG’s Bylaws provide that the bylaws may be amended, adopted or repealed by stockholders entitled to vote thereon at any regular or special meeting or by the vote of a majority of the FMG board of directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Delaware law, a corporation may generally indemnify any person who was made a party to a proceeding due to his/her service at the request of the corporation (other than an action by or in the right of the corporation):

• for actions taken in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation; and

• and with respect to any criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful.

In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

Under Florida law, a limited liability company may generally indemnify managers, members, officers, employees and agents from and against any and all claims and demands whatsoever, unless a judgment or other final adjudication establishes that the actions, or omissions to act, of such member, manager, officer, employee or agent were material to the cause of action so adjudicated and was:

(i)   a violation of criminal law, unless the member, manager, officer, employee or agent had no reasonable cause to believe such conduct was unlawful;

(ii)   a transaction from which the member, manager, officer, employee or agent derived an impersonal benefit;

(iii)   in the case of a manager, an unlawful distribution; or

(iv)   willful misconduct or conscious disregard for the best interests of the limited liability company.

FMG’s Amended and Restated Certificate of Incorporation provides that FMG, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by FMG in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by FMG.

FMG’s Amended and Restated Certificate of Incorporation provides that no director of FMG shall be personally liable to FMG or to any stockholder for monetary damages for breach of fiduciary duty as a director; provided, however, that liability of a director shall not be limited or eliminated (i) for any breach of the director’s duty of loyalty to FMG or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

FMG’s Bylaws provide that FMG shall indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation and that FMG shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of FMG to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of FMG.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this proxy statement/prospectus, the Company has 5,917,031 shares of common stock outstanding. In respect of the equity consideration portion of the aggregate purchase price of the membership units of United, FMG will issue 8,750,000 shares to the members of United. As a result of the negotiation of the Merger Agreement, FMG has agreed to register for resale the 8,750,000 shares of common stock to be issued to United’s members in connection with the Merger. The cost of such registration, including the costs associated with supplementing or amending the resale prospectus, will be borne by FMG. Accordingly, immediately following the Merger, FMG will have 14,667,031 shares of common stock outstanding. Of these shares, 13,483,625 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares held by an affiliate of FMG within the meaning of Rule 144 under the Securities Act. All of the remaining 1,183,406 shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. All of these shares have been placed in escrow and will not be transferable until one year after the consummation of a business combination, subject to certain limited exceptions, such as transfers to family members and trusts for estate planning purposes and upon death, while in each case remaining subject to the escrow agreement, and will only be released prior to that date if the Company is forced to liquidate, in which case the shares would be destroyed. On occurance of exchange offer (869,565 shares) and maximum tender (3,320,762) the total outstanding shares following the merger will be 10,476,704.

Of the 8,750,000 shares of common stock issued to the members of United in respect of the equity consideration, all of such shares are subject to a ninety-day lock up period.

Rule 144

The SEC recently adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding; and

•
if the common stock is listed on a national securities exchange or on The NASDAQ Stock Market, the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Sales Under Rule 144 by Non-Affiliates

Under Rule 144, a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted stock proposed to be sold for at least 6 months, including the holding period of any prior owner other than an affiliate, is entitled to sell their common stock without complying with the manner of sale and volume limitation or notice provisions of Rule 144. We must be current in our public reporting if the non-affiliate is seeking to sell under Rule 144 after holding his ordinary shares between 6 months and one year. After one year, non-affiliates do not have to comply with any other Rule 144 requirements.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies like us, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders and the holders of the insider warrants will be able to sell the founder shares and insider warrants pursuant to Rule 144 without registration one year after we have completed our initial business combination and we have filed current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.

EXPERTS

The financial statements of FMG Acquisition Corp. as of December 31, 2007 and for the period from inception (May 22, 2007) to December 31, 2007, appearing in this prospectus and registration statement have been audited by Rothstein Kass, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of FMG Acquisition Corp. as of June 30, 2008 and for the period from inception (May 22, 2007) to June 30, 2008, appearing in this prospectus and registration statement have been reviewed by Rothstein Kass, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of United Insurance Holdings, L.C. as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005 appearing in this prospectus and registration statement have been audited by De Meo, Young, McGrath, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters relating to United States, including matters relating to U.S. federal income tax consequences of the Merger, will be passed upon for us by Ellenoff Grossman & Schole LLP.

STOCKHOLDER PROPOSALS AND OTHER MATTERS

Management of the Company knows of no other matters which may be brought before the Company’s Special Meeting. If any matter other than the proposed Merger or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

Under Delaware law, only business stated in the notice of Special Meeting may be transacted at the Special Meeting.

We must receive proposals of stockholders intended to be presented at our next annual meeting prior to December 31, 2008 to be considered for inclusion in our proxy statement relating to that meeting.  Our board of directors will review any proposals from eligible stockholders that it receives by that date and will make a determination whether any such proposals will be included in our proxy materials.  Any proposal received after December 31, 2008 shall be considered untimely and shall not be made a part of our proxy materials.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this proxy statement/prospectus.

The Company is subject to the informational requirements of the Securities Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. Any reports, statements or other information that the Company files with the SEC, including this proxy statement/prospectus may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov , free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

Neither the Company nor United has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume the information contained in this proxy statement/prospectus is accurate as on any date other than the date of the proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to FMG Acquisition Corp. stockholders nor the issuance of FMG shares of common stock in the Merger shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

FMG Acquisition Corp.
(a corporation in the development stage)

UNITED INSURANCE HOLDINGS, L.C. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
FMG Acquisition Corp.

We have audited the accompanying balance sheet of FMG Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2007 and the related statements of operations, stockholders’ equity, and cash flows for the period from May 22, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the period from May 22, 2007 (date of inception) to December 31, 2007, in conformity with generally accepted accounting principles in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 27, 2008

FMG ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEET

December 31, 2007
ASSETS

Current assets
Cash	$71,274
Prepaid expenses	54,075
125,349
Other assets
Cash held in Trust Account	37,720,479
Deferred tax asset	32,210
37,752,689

TOTAL ASSETS	$37,878,038

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, accounts payable and accrued expenses	$174,344

Long-term liabilities, deferred underwriters' fee	1,514,760

Common stock, subject to possible redemption, 1,419,614 shares, at redemption value	11,232,133
Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	-
Common stock, $.0001 par value, authorized 20,000,000 shares; 5,917,031shares issued and outstanding, (including 1,419,614 shares subject topossible redemption)	602
Additional paid-in capital	24,873,742
Earnings accumulated during the development stage	82,457

Total stockholders' equity	24,956,801

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$37,878,038

See accompanying notes to financial statements.

FMG ACQUISITION CORP.
(a corporation in the development stage)

STATEMENT OF OPERATIONS

For the period May 22, 2007 (date of inception) to December 31, 2007

Revenue	$-

Formation and operating costs	114,266
Loss from operations	(114,266)

Interest income	268,228
Income before provision for income taxes	153,962

Provision for income taxes	71,505

Net income applicable to common stockholders	$82,457

Maximum number of shares subject to possible redemption:
Weighted average number of common shares, basic and diluted	519,680

Net income per common share, for shares subject to possible redemption
$-
Approximate weighted average number of common shares outstanding (not subject to possible redemption)
Basic	2,879,226
Diluted	3,258,383

Net income per common share not subject to possible redemption,
Basic	$0.030
Diluted	$0.027

See accompanying notes to financial statements.

FMG ACQUISITION CORP.
(a corporation in the development stage)

STATEMENT OF STOCKHOLDERS' EQUITY

For the period May 22, 2007 (date of inception) to December 31, 2007

				Earnings
			Additonal	Accumulated During	Total
	Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Common shares issued to existing shareholders	1,183,406	$129	$24,871	$-	$25,000

Proceeds from issuance of warrants			1,250,000		1,250,000

Sale of 4,733,625 units on October 11, 2007 at a price of $8 per unit, net of underwriters’ discount and offering costs (including 1,419,614 shares subject to possible redemption)	4,733,625	473	34,830,904		34,831,377

Common stock, subject to possible redemption, 1,419,614 shares			(11,232,133)		(11,232,133)

Proceeds from issuance of options			100		100

Net income				82,457	82,457

Balances, December 31, 2007	5,917,031	$602	$24,873,742	$82,457	$24,956,801

See accompanying notes to financial statements.

FMG ACQUISITION CORP.
(a corporation in the development stage)
STATEMENT OF CASH FLOWS
For the period May 22, 2007 (date of inception) to December 31, 2007

Cash flows provided by operating activities

Net income	$82,457
Adjustments to reconcile net income to net cash provided byoperating activities:
Deferred income tax (benefit)	(32,210)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Prepaid expenses	(54,075)
Accounts payable and accrued expenses	174,344

Net cash provided by operating activities	170,516

Cash used in investing activities, change in restricted cash	(37,720,479)

Cash flows from financing activities
Proceeds from notes payable, stockholders	100,000
Repayment of notes payable, stockholders	(100,000)
Proceeds from issuance of common stock to initial stockholders	25,000
Proceeds from issurance of warrants in private placement	1,250,000
Gross proceeds from public offering	37,869,000
Payments for underwriters' discount and offering cost	(1,522,863)
Proceeds from issuance of underwriters purchase option	100

Net cash provided by financing activities	37,621,237

Net increase in cash	71,274

Cash, beginning of period	-

Cash, end of period	$71,274

Supplemental schedule of non-cash financing activities:

Accrual of deferred underwriters' fees	$1,514,760

See accompanying notes to financial statements.

FMG Acquisition Corp.
(a corporation in the development stage)
Notes to Financial Statements

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FMG Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in Delaware on May 22, 2007. The Company was formed to acquire a business operating in or providing services to the insurance industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated revenue to date, with the exception of interest income held in the Trust Account. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting By Development Stage Enterprises , and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year-end.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the public offering of Units (as defined in Note C below) (the “Offering”), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) a business operating in or providing services to the insurance industry (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, approximately 99% of the gross proceeds, after payment of certain amounts to the underwriters, is being held in a trust account (“Trust Account”) and invested in U.S. “government securities” defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds, as well as up to $1,200,000 of post tax interest income earned on the Trust Account, may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 30% or more of the outstanding stock (excluding, for this purpose, those shares of common stock issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. Public stockholders voting against a Business Combination will be entitled to convert their stock into a pro rata share of the Trust Account (including the additional 4% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest income earned on cash and cash equivalents held in the Trust Account (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the business combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a stockholder’s conversion rights. A stockholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the stockholders. All of the Company’s stockholders prior to the Proposed Offering, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

In the event that the Company does not consummate a Business Combination by October 11, 2009, the proceeds held in the Trust Account will be distributed to the Company’s Public Stockholders, excluding the existing stockholders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering, discussed in Note C).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United State of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities Exchange Commission (the “SEC”).

Development stage company:

The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.” At December 31, 2007, the Company had not commenced operations. All activity from the period May 22, 2007 (date of inception) through December 31, 2007 relates to the Company’s formation and the public offering described below. The Company will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account.

Net income per common share:

The Company complies with accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is computed by dividing the net income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding “in the money” warrants and the proceeds thereof were used to purchase common shares at the average market price during the period.

The Company’s statement of operations includes a presentation of earning per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. The basic and diluted net income per common share amount for the maximum number of shares subject to possible redemption is calculated by dividing interest income attributable to common shares subject to redemption (nil for the period from May 22, 2007 to December 31, 2007) by the weighted average number of shares subject to possible redemption. The basic and diluted net income per common share amount for the shares outstanding not subject to possible redemption is calculated by dividing the income, exclusive of the net interest income attributable to common shares subject to redemption, by the weighted average number of shares not subject to possible redemption.

At December 31, 2007, the Company had outstanding warrants to purchase 5,983,625 shares of common stock.

Redeemable common stock:

The Company accounts for redeemable common stock in accordance with Emerging Issue Task Force Topic D-98 “ Classification and Measurement of Redeemable Securities”. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders holding less than 30% of common shares sold in the Offering exercise their redemption rights. As further discussed in Note A, if a Business Combination is not consummated by October 11, 2009 the Company will liquidate. Accordingly, 1,419,614 shares of common stock have been classified outside of permanent equity at redemption value.

The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period. The redemption value is a factor of the Public Stockholder’s pro-rata share of proceeds held in trust. Of the amount held in trust, up to $1,200,000 of post tax interest income earned on the Trust Account may be used by the Company to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Therefore, interest earned on the Trust Account may not impact the redemption value to the extent it will be utilized by the Company. At December 31, 2007, the per share redemption value was approximately $7.91.

Common stock:

In August 2007, the Board of Directors of the Company approved a 1.15-for-1 stock split in the form of a stock dividend of 0.15 shares of common stock for every one share of common stock issued and outstanding as of August 13, 2007. All transactions and disclosures in the financial statements, related to the Company’s common stock, have been adjusted to reflect the effects of the stock dividend.

Upon consummation of the Offering, the Company’s initial stockholders (“Initial Stockholders”), who owned 100% of the Company’s issued and outstanding common stock prior to the Offering, forfeited a pro-rata portion of their shares of common stock (an aggregate of 110,344 shares of common stock) as a result of the underwriters’ election not to exercise the balance of a purchase option (See Note F). Such ownership interests were adjusted upon consummation of the Offering to reflect their aggregate ownership of 20% of the Company’s issued and outstanding common stock (an aggregate of 1,183,406 shares of common stock).

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which at times, may exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts presented in the accompanying balance sheet.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Effective May 22, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of December 31, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at May 22, 2007 (date of inception). There was no change to this balance at December 31, 2007. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows as of and for the period ended December 31, 2007.

Securities held in trust :

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest Income” line item in the consolidated statement of operations. Interest income is recognized when earned.

Recently issued accounting standards:

In December 2007, the FASB issued SFAS 141(R), "Business Combinations). SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE C— OFFERING

On October 11, 2007 the Company sold 4,733,625 units (“Units”) at an offering price of $8.00 per Unit. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) October 4, 2008 or (b) the completion of a Business Combination with a target business or the distribution of the Trust Account, and will expire October 4, 2011. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

NOTE D—RELATED PARTY TRANSACTIONS

On May 24, 2007 the Company issued a $100,000 unsecured promissory note to a principal stockholder and affiliate of the Company’s officer, FMG Investors LLC. The note was non-interest bearing and was repaid on October 11, 2007.

The Company has received a limited recourse revolving line of credit totaling $250,000 made available by FMG Investors LLC. The revolving line of credit terminates upon the earlier of the completion of a business combination or October 4, 2009   (as such borrowings may be used to pay costs, expenses and claims in connection with any such dissolution and liquidation). The revolving line of credit is non-interest bearing. As of December 31, 2008, the Company had no borrowings against this revolving line of credit.

The Company has accrued operating expenses in the amount of $7,292 due to FMG Investors LLC relating to administrative and travel costs.

The Company presently occupies office space provided by an affiliate of our Chairman and Chief Executive Officer. Such affiliate has agreed that, until the acquisition of a target business by the Company, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services.

Certain of the directors and officers of the Company purchased through FMG Investors LLC, in a private placement, 1,250,000 warrants immediately prior to the Offering at a price of $1.00 per warrant (an aggregate purchase price of approximately $1,250,000) from the Company and not as part of the Offering. They have also agreed that these warrants purchased by them will not be sold or transferred until 90 days after completion of a Business Combination.

NOTE E—INCOME TAXES

For the period May 22, 2007 (date of inception) to December 31, 2007, the components of the provision for income taxes (benefit) are as follows:

For the period
May 22, 2007
(date of inception) to
December 31, 2007

Current:
Federal	$78,000
State	26,000
Deferred:
Federal	(32,000)

$72,000

The Company has not begun its trade or business for U.S. tax purposes.  Accordingly, it could not yet recognize losses for start-up expenditures. As a result, a deferred tax asset of approximately $32,000 at December 31, 2007 was established for these start-up expenditures.

The effective income tax rate of 46% differs from the federal statutory rate of 34% principally due to the effect of state income taxes and deferred federal taxes.

NOTE F—COMMITMENTS

The Company paid an underwriting discount of 3% of the public unit offering price to the underwriters at the closing of the Offering, with an additional 4% fee of the gross offering proceeds payable upon the Company’s consummation of a Business Combination.

The Company sold to Pali Capital, Inc, for $100, as additional compensation, an option to purchase up to a total of 450,000 units at a per-unit price of $10.00. The units are issuable upon exercise of this option are also identical to those offered in the Offering. The sale was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $2.32 per unit, or $1,044,000 in total, using an expected life of five years, volatility of 34.9% and a risk-free interest rate of 3.69%.

In accordance with Statement of Financial Accounting Standard No. 123R, Share Based Payments (SFAS 123R), the cost of services received in exchange for an award of equity instruments is to be measured based on the grant-date fair value of those instruments. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. SFAS 123R requires the Company to measure the option based on an appropriate industry sector index instead of the expected volatility of its share price. The volatility calculation of 34.9% is based on the five year average volatility for a group of the 20 smallest insurance companies in the Russell 2000 (“Index”). The Company referred to the Index because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock post-business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

Although the purchase option and its underlying securities have been registered under the registration statement, the purchase option provides for registration rights that permit the holder of the purchase option to demand that a registration statement will be filed with respect to all or any part of the securities underlying the purchase option within five years of October 4, 2007. Further, the holders of the purchase option will be entitled to piggy - back registration rights in the event we undertake a subsequent registered offering within seven years of the completion of the proposed offering.

The Company granted the underwriter a 45-day option to purchase up to 675,000 additional units to cover the over-allotment. The underwriter used 233,625 of the additional units at the time of closing and did not exercise the balance of the option.

NOTE G—PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2007, the Company had not issued shares of preferred stock. The Company’s certificate of incorporation prohibits it, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

NOTE E - MARKETABLE SECURITIES

The carrying amount, including accrued interest, gross unrealized holding losses, and fair value of held-to-maturity securities at December 31, 2007 were as follows:

	Carrying amount	Gross unrealized holding gains	Fair value
Held-to-maturity: U. S. Treasury securities	$37,647,185	$73,294	$37,720,479

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of
FMG Acquisition Corp.

We have reviewed the accompanying balance sheet of FMG Acquisition Corp.   (a corporation in the development stage) (the “Company”)   as of June 30, 2008, and the related statements of operations, stockholders’ equity and cash flows for the quarter then ended and for the period May 22, 2007 (date of inception) to June 30, 2008 in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of the Company.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass & Company

Roseland, New Jersey
August 11, 2008

FMG ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	June 30, 2008	December 31, 2007
	(unaudited)

ASSETS

Current assets
Cash	$45,626	$71,274
Prepaid expenses	64,904	54,075
Deferred acquisition costs	107,363
	217,893	125,349

Other assets
Cash and cash equivalents held in Trust Account	37,498,748	37,720,479
Deferred tax asset	172,169	32,210
	37,670,917	37,752,689

TOTAL ASSETS	$37,888,810	$37,878,038

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, accounts payable and accrued expenses	$310,383	$174,344

Long-term liabilities, deferred underwriters' fee	1,514,760	1,514,760

Common stock, subject to possible redemption, 1,419,614 shares, at redemption value	11,232,133	11,232,133

Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $.0001 par value, authorized 20,000,000 shares; 5,917,031 shares issued and outstanding, (including 1,419,614 shares subject to possible redemption)	602	602
Additional paid-in capital	24,873,742	24,873,742
Earnings (deficit) accumulated during the development stage	(42,810)	82,457

Total stockholders' equity	24,831,534	24,956,801

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$37,888,810	$37,878,038

See accompanying notes to financial statements.

FMG ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ended June 30, 2008	For the six months ended June 30, 2008	May 22, 2007 (inception) to June 30, 2008	May 22, 2007 (inception) to June 30, 2007

Interest income	$113,723	$280,209	$548,437	$40

Operating costs	73,298	430,144	544,410	600
Provision (benefit) for income taxes	(87,666)	(24,668)	46,837	-

Net (loss) income	$128,091	$(125,267)	$(42,810)	$(560)

Maximum number of shares subject to possible redemption:
Weighted average number of common shares,
Basic and diluted	1,419,614	1,419,614	1,419,614	-

Net income per common share, for shares subject to redemption	-	-	-	-

Approximate weighted average number of common shares outstanding (not subject to possible redemption)
Basic	4,497,417	4,497,417	3,317,902	1,293,750
Diluted	5,563,568	4,497,417	3,317,902	1,293,750

Net income per common share not subject to possible redemption,
Basic	$0.028	$(0.028)	$(0.013)	$-
Diluted	$0.023	$(0.028)	$(0.013)	$-

See accompanying notes to financial statements

FMG ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)
For the period May 22, 2007 (date of inception) to June 30, 2008

				Deficit
			Additional	Accumulated	Total
	Common Stock		Paid-in	During Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Common shares issued to existing shareholders	1,183,406	$129	$24,871	$-	$25,000

Proceeds from issuance of warrants			1,250,000		1,250,000

Sale of 4,733,625 units on October 11, 2007 at a price of $8 per unit, net of underwriters' discount and offering costs (including 1,419,614 shares subject to possible redemption)	4,733,625	473	34,830,904		34,831,377

Common stock, subject to possible redemption, 1,419,614 shares			(11,232,133)		(11,232,133)

Proceeds from issuance of options			100		100

Net income for period				82,457	82,457

Balances, December 31, 2007	5,917,031	602	24,873,742	82,457	24,956,801

Net loss for the period				(125,267)	(125,267)

Balances, June 30, 2008	5,917,031	$602	$24,873,742	$(42,810)	$24,831,534

See accompanying notes to financial statements

FMG ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	For the six months ended June 30, 2008	May 22, 2007 (inception) to June 30, 2008	May 22, 2007 (inception) to June 30, 2007

Cash flows from operating activities
Net loss	$(125,267)	$(42,810)	$(560)
Adjustments to reconcile net loss to cash used in operating activities Deferred income tax (benefit)	(139,959)	(172,169)
Increase (decrease) in cash attributable to changes in operating assets and liabilities Prepaid expenses	(10,829)	(64,904)
Deferred acquisition costs	(107,363)	(107,363)
Accounts payable and accrued expenses	136,039	310,383	560

Net cash used in operating activities	(247,379)	(76,863)	-

Cash provided by (used) in investing activities, change in restricted cash and cash equivalents held in trust account	221,731	(37,498,748)	-

Cash flows from investing activities
Proceeds from notes payable, stockholders		100,000	100,000
Repayment of notes payable, stockholders		(100,000)
Proceeds from issuance of common stock		25,000	25,000
Proceeds from issuance of warrants		1,250,000
Gross proceeds from public offering		37,869,000
Payments for underwriters’ discount and offering cost		(1,522,863)	(66,264)
Proceeds from issuance of option		100

Net cash provided by financing activities	-	37,621,237	58,736

Net increase (decrease) in cash	(25,648)	45,626	58,736
Cash, beginning of period	71,274	-	-
Cash, ending of period	$45,626	$45,626	$58,736

Supplemental schedule of non-cash financing activities:
Accrual of deferred underwriter’s fee and offering cost	-	$1,514,760	$62,500

Supplemental disclosure for taxes and interest paid:
Taxes paid	$266,489	$266,489	$-

See accompanying notes to financial statements

FMG Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Financial Statements
(unaudited)

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited condensed interim financial statements as of June 30, 2008, and for the period May 22, 2007 (date of inception) to June, 30 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any other interim period or for the full year.

NOTE B—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FMG Acquisition Corp. (a corporation in the development stage) (“FMG” or the “Company”) was incorporated in Delaware on May 22, 2007. The Company was formed to acquire a business operating in or providing services to the insurance industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the public offering of Units (as defined in Note D) (the “Offering”), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) a business operating in or providing services to the insurance industry (“Business Combination”). Furthermore, there is no assurance the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, approximately 99% of the gross proceeds, after payment of certain amounts to the underwriters, is being held in a trust account (“Trust Account”) and invested in U.S. “government securities”, defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds, as well as up to $1,200,000 of post tax interest income earned on the Trust Account, may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company will submit any proposed Business Combination for stockholder approval. In the event 30% or more of the outstanding stock (excluding, for this purpose, those shares of common stock issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. Public stockholders voting against a Business Combination will be entitled to convert their stock into a pro rata share of the Trust Account (including the additional 4% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the business combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a stockholder’s conversion rights. A stockholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the stockholders. All of the Company’s stockholders prior to the Offering, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

In the event the Company does not consummate a Business Combination by October 4, 2009, the proceeds held in the Trust Account will be distributed to the Company’s public stockholders, excluding the officers and directors of, and the special advisor to, the Company to the extent of their stock holdings prior to the Offering. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note D).

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company:
The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net loss per common share:
The Company complies with accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is computed by dividing the net income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding “in the money” warrants and the proceeds thereof were used to purchase common shares at the average market price during the period.

The Company’s condensed interim statement of operations includes a presentation of earning per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. The basic and diluted net income per common share amount for the maximum number of shares subject to possible redemption is calculated by dividing interest income attributable to common shares subject to redemption (nil for the period from May 22, 2007 to June 30, 2008) by the weighted average number of shares subject to possible redemption. The basic and diluted net income per common share amount for the shares outstanding not subject to possible redemption is calculated by dividing the income, exclusive of the net interest income attributable to common shares subject to redemption, by the weighted average number of shares not subject to possible redemption.

Stock based compensation:
The Company complies with the accounting and disclosure requirements of SFAS No. 123R, “Share Based Payments”. The cost of services received in exchange for an award of equity instruments is to be measured based on the grant-date fair value of those instruments.

Concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts presented in the condensed balance sheet.

Cash and cash equivalents:
The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates:
The preparation of condensed interim financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred offering costs:
The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A, “Expenses of Offering”. Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and that will be charged to capital upon the completion of the Offering or charged to expense if the Offering is not completed.

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes:
The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In the event that the Company completes a merger (See Note H), the deferred tax asset may not be recognized in full.

Effective May 22, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of June 30, 2008 and no amounts were accrued for the payment of interest and penalties. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s condensed interim financial statements.

Recently issued accounting standards:
In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements," an Amendment of ARB No. 51, "Consolidated Financial Statements," ("SFAS 160").  SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008 with retrospective application. The Company will adopt SFAS 160 beginning January 1, 2009, and Management is currently evaluating the potential impact on the condensed interim financial statements.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations). SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

Management does not believe any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed interim financial statements.

NOTE D— OFFERING

On October 11, 2007 the Company sold 4,733,625 units (“Units”) at an offering price of $8.00 per Unit. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing upon the completion of a Business Combination with a target business or the distribution of the Trust Account, and will expire October 4, 2011. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

Upon consummation of the Offering, the Company’s initial stockholders (“Initial Stockholders”), who owned 100% of the Company’s issued and outstanding common stock prior to the Offering, forfeited a pro-rata portion of their shares of common stock (an aggregate of 110,344 shares of common stock) as a result of the underwriters’ election not to exercise the balance of a purchase option. Such ownership interests were adjusted upon consummation of the Offering to reflect their aggregate ownership of 20% of the Company’s issued and outstanding common stock (an aggregate of 1,183,406 shares of common stock).

NOTE E—RELATED PARTY TRANSACTIONS

The Company has received a limited recourse revolving line of credit totaling $250,000 made available by FMG Investors LLC. The revolving line of credit terminates upon the earlier of the completion of the Business Combination or the cessation of FMG’s corporate existence 24 months from the date of the Offering  (as such borrowings may be used to pay costs, expenses and claims in connection with any such dissolution and liquidation). The revolving line of credit is non-interest bearing.

The Company presently occupies office space provided by an affiliate of our Chairman and Chief Executive Officer. Such affiliate has agreed that, until the acquisition of a target business by the Company, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services.

Certain of the directors and officers of the Company have agreed to purchase through FMG Investors LLC, in a private placement, 1,250,000 warrants immediately prior to the Offering at a price of $1.00 per warrant (an aggregate purchase price of approximately $1,250,000) from the Company and not as part of the Offering. They have also agreed that these warrants purchased by them will not be sold or transferred until 90 days after the completion of a Business Combination.

NOTE F—COMMITMENTS

The Company paid an underwriting discount of 3% of the public unit offering price to the underwriters at the closing of the Offering, with an additional 4% fee of the gross offering proceeds payable upon the Company’s consummation of a Business Combination.

The Company has agreed to sell to Pali Capital, Inc, for $100, as additional compensation, an option to purchase up to a total of 450,000 units at a per-unit price of $10.00. The units issuable upon exercise of this option are also identical to those offered in the Offering. The sale was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $2.32 per unit, or $1,044,000 in total, using an expected life of five years, volatility of 34.9% and a risk-free interest rate of 3.69%.

In accordance with Statement of Financial Accounting Standard No. 123R, Share Based Payments (SFAS 123R), the cost of services received in exchange for an award of equity instruments is to be measured based on the grant-date fair value of those instruments. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. SFAS 123R requires the Company to measure the option based on an appropriate industry sector index instead of the expected volatility of its share price. The volatility calculation of 34.9% is based on the five year average volatility for a group of the 20 smallest insurance companies in the Russell 2000 (“Index”). The Company referred to the Index because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock post-business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

Although the purchase option and its underlying securities have been registered under the registration statement, the purchase option will provide for registration rights that will permit the holder of the purchase option to demand that a registration statement be filed with respect to all or any part of the securities underlying the purchase option within five years of the completion of the offering. Further, the holders of the purchase option will be entitled to piggy - back registration rights in the event the Company undertakes a subsequent registered offering within seven years of the completion of the Offering.

The Company granted the underwriter a 45-day option to purchase up to 675,000 additional units to cover the over-allotment. The underwriter used 233,625 of the additional units at the time of closing and did not exercise the balance of the option.

NOTE G—PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2008, the Company had not issued shares of preferred stock. The Company’s certificate of incorporation prohibits it, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the common stock on a Business Combination.

NOTE H—AGREEMENT AND PLAN OF MERGER

On April 2, 2008, FMG issued a press release with respect to the execution of an Agreement and Plan of Merger (“Merger Agreement”) with United Insurance Holdings, L.C., a limited liability company formed in the State of Florida (“United”) and United Subsidiary Corp., a wholly-owned subsidiary of FMG (“United Subsidiary”). Pursuant to the Merger Agreement, FMG agreed to purchase all of the outstanding membership interests of United and United agreed to merge with United Subsidiary in a transaction whereby United would be the surviving entity and a wholly-owned subsidiary of FMG. On the closing date, two of the current directors and all of the current officers of FMG will resign and United will appoint new officers and three new directors. Upon consummation of the merger, FMG will change its name to United Insurance Holdings Corp.

NOTE I — FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement (SFAS 157), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

De Meo, Young, McGrath
A Professional Services Company

SUITE 517	SUITE 411
2400 EAST COMMERCIAL BOULEVARD	2424 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308	BOCA RATON, FLORIDA 33431
(954) 351-9800	(561) 447-9800
FAX (954) 938-8683	FAX (561) 391-8856
dym@dymco.net	boca@dymco.net
—————————	—————————
Anthony De Meo, CPA*, ABV,PFS	Michael I. Bloom, CPA
Robert E. McGrath, CPA	David B. Price, CPA
Roberta N. Young, CPA	—————————
* regulated by the State of Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members
United Insurance Holdings, LC

We have audited the accompanying consolidated balance sheets of United Insurance Holdings, LC and subsidiaries (the "Company"), a Florida corporation, as of December 31, 2007 and 2006 and the related statements of income, changes in Members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Insurance Holdings, LC and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

De Meo, Young, McGrath, CPA

/s/ DE MEO, YOUNG, MCGRATH, CPA

Fort Lauderdale, Florida
May 1, 2008

DYM
MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS: MANAGEMENT CONSULTING SERVICES DIVISION; SEC PRACTICE SECTION;
PRIVATE COMPANIES PRACTICE SECTION; TAX DIVISION ● FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ● INSTITUTE OF BUSINESS APPRAISERS

United Holdings, LC and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(Dollars in thousands)
ASSETS
Investments:
Fixed maturities	$107,410	$90,692
Equity securities	5,072	16,385
Other investments	1,300	23,890

Total investments	113,782	130,967

Cash and cash equivalents	56,852	46,248
Premiums receivable, net	9,966	10,140
Reinsurance recoverable, net	16,816	38,521
Prepaid reinsurance premiums	26,345	34,160
Deferred policy acquisition costs	7,547	7,231
Property and equipment, net	108	99
Federal income tax recoverable	-	354
Deferred income taxes asset, net	4,733	6,812
Prepaid expenses and other assets	6,277	1,508
Total assets	$242,426	$276,040

LIABILITIES AND MEMBERS' EQUITY

Unpaid losses and loss adjustment expenses	$36,005	$57,175
Unearned premiums	73,051	79,684
Reinsurance payable	10,852	27,831
Accrued distribution payable	9,227	8,157
Advance premium	2,396	2,404
Accounts payable and accrued expenses	13,858	25,196
Shares subject to mandatory redemption	2,564	939
Federal and state income tax payable	2,303	-
Other liabilities	2,238	901
Long-term debt	43,833	49,640
Total liabilities	196,327	251,927

Commitments and contingencies

Members' equity:
Members' certificates of interest	7,464	6,963
Retained earnings	37,891	17,601
Accumulated other comprehensive income (loss)	744	(451)
Total members' equity	46,099	24,113

Total liabilities and members' equity	$242,426	$276,040

See accompanying notes to consolidated financial statements.

United Holdings, LC and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenue:
Gross premiums written	$145,050	$148,886	$141,806
Gross premiums ceded	(58,511)	(77,966)	(52,685)
Net premiums written	86,539	70,920	89,121
Decrease (increase) in net unearned premiums	(1,181)	2,710	(13,457)

Net premiums earned	85,358	73,630	75,664
Net investment income	7,751	5,917	2,984
Net realized investment gains	322	111	85
Commissions and fees	2,414	2,399	1,730
Policy assumption bonus	13,556	-	-
Other income	3,200	395	149
Total revenue	112,601	82,452	80,612

Expenses:
Losses and loss adjustment expenses	25,662	35,357	61,617
Policy acquisition costs	17,316	15,545	12,982
Operating and underwriting expenses	9,110	9,748	3,958
Salaries and wages	2,792	2,344	1,771
General and administrative expenses	2,078	1,245	1,371
Interest	7,704	5,019	312
Total expenses	64,662	69,258	82,011

Income (loss) from operations	47,939	13,194	(1,399)
Provision (benefit) for income tax	8,297	(4,014)	(2,560)
Net income	$39,642	$17,208	$1,161

See accompanying notes to consolidated financial statements.

United Holdings, LC and Subsidiaries

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

	Years Ended December 31,
	Comprehensive Income	Members' Certificates of Interest	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of December 31, 2004		$6,147	$9,666	$(188)	$15,625
Net Income	1,161	-	1,161	-	1,161
Increase in certificates of interest	-	101	-	-	101
Net unrealized change in investments, net of tax effect of $370	(517)	-	-	(517)	(517)
Distributions	-	-	(1,758)	-	(1,758)
Comprehensive income	$644
Balance as of December 31, 2005		6,248	9,069	(705)	14,612
Net Income	17,208	-	17,208	-	17,208
Increase in certificates of interest	-	715	-	-	715
Net unrealized change in investments, net of tax effect of $154	254	-	-	254	254
Distributions	-	-	(8,676)	-	(8,676)
Comprehensive income	$17,462
Balance as of December 31, 2006		6,963	17,601	(451)	24,113
Net Income	39,642	-	39,642	-	39,642
Increase in certificates of interest	-	501	-	-	501
Net unrealized change in investments, net of tax effect of $755	1,195	-	-	1,195	1,195
Distributions	-	-	(19,352)	-	(19,352)
Comprehensive income	$40,837
Balance as of December 31, 2007		$7,464	$37,891	$744	$46,099

See accompanying notes to consolidated financial statements.

United Holdings, LC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Cash flow provided by (used in) operating activities:
Net income (loss)	$39,642	$17,208	$1,161
Adjustments to reconcile net income (loss) to net cash provided
Depreciation and amortization	720	66	22
Provision for (recovery of) uncollectible premiums	163	99	(60)
Deferred income taxes, net	2,080	(3,516)	(2,152)
Changes in operating assets and liabilities:
Premiums receivable	11	(5,564)	(1,878)
Reinsurance recoverable	21,705	127,485	(161,906)
Prepaid reinsurance premiums	7,815	(12,009)	(9,004)
Deferred acquisition costs	(317)	303	(1,043)
Income taxes, net	2,657	2,802	(386)
Other assets	(4,680)	195	678
Reserve for loss and LAE	(21,170)	(117,042)	161,670
Unearned premiums	(6,634)	9,299	22,461
Reinsurance payable	(16,980)	10,191	7,612
Premium deposits	(8)	(36)	(332)
Accounts payable and accrued expenses	(11,337)	(15,899)	15,424
Other liabilities	1,338	891	(1,549)
Net cash provided by (used in) operating activities	15,005	14,473	30,718
Cash flow provided by (used in) investing activities:
Proceeds from sales of investments available for sale	66,934	79,988	56,664
Purchases of investments available for sale	(49,840)	(135,786)	(99,888)
Change in unrealized holding gain/ (loss)	1,194	255	(517)
Cost of property and equipment acquired	(49)	(43)	(36)
Net cash provided by (used in) investing activities	18,239	(55,586)	(43,777)
Cash flow provided by (used in) financing activities:
Proceeds from borrowings	33,000	40,000	10,000
Repayments of borrowings	(39,486)	—	(2,222)
Contributions by owners	501	—	101
Distributions to owners	(18,281)	(2,167)	(365)
Proceeds from the issuance of equity	—	597	—
Shares subject to mandatory redemption	1,626	939	—
Net cash provided by (used in)financing activities	(22,640)	39,369	7,514
Increase(decrease) in cash	10,604	(1,744)	(5,545)
Cash and cash equivalents at beginning of period	46,248	47,992	53,537
Cash and cash equivalents at end of period	$56,852	$46,248	$47,992

Supplemental Cash Flow Information:
Cash paid during the period for:
Interest	$4,505	$3,850	$316
Income Taxes paid (refunded)	3,234	(2,724)	515

See accompanying notes to consolidated financial statements.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(1) ORGANIZATION AND BUSINESS

United Insurance Holdings, LC (“the Company”, “UIH”, “we”) is a Florida-domiciled, limited liability company formed in 1999. The Company and its three wholly-owned subsidiaries are engaged in the property and casualty insurance business in the state of Florida. The Company’s subsidiaries include United Property & Casualty Insurance Company (“UPCIC”), a property and casualty stock insurance company; United Insurance Management, LC (“UIM”), (the Managing General Agent (“MGA”) for UPCIC, that functions as the manager for the insurance subsidiary’s business), and Skyway Claims Services LC (“Skyway”), which provides claims adjusting services to UPCIC. We operate under one business segment.

Since its formation, UPCIC, a licensed Florida insurer, has actively written homeowners’ and dwelling fire business throughout the state of Florida. UPCIC writes business through its vast, independent agency force and writes business through an alliance with Allstate Insurance Company. In 1999, 2004 and 2005, UPCIC assumed policies from Citizens Property Insurance Corporation (“Citizens”) and these assumed policies comprise approximately 30% of UPCIC premium. UPCIC also writes a flood coverage and a smaller commercial auto line of business (“Garage”). The Company, through UIM, manages substantially all aspects of the insurance operations that would include underwriting, policy administration, collections and disbursements, accounting and claims processes. UIM contracts with a third-party administrator (“TPA”) to manage many aspects of policy processing including billing and policy maintenance.

  (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) CASH AND CASH EQUIVALENTS

Cash includes demand deposits with financial institutions and cash equivalents that are defined as short-term, highly-liquid investments with original maturities of three months or less.

UIM is required to maintain a cash account with Columbus Bank and Trust Company (“CB&T”) in connection with its loan agreement that was entered into during February 2007. This amount is included in cash in the accompanying consolidated balance sheet at December 31, 2007.

  (c) INVESTMENTS

Investments in debt and equity securities are classified as either held-to-maturity, available-for-sale or trading. We currently classify all securities as available-for-sale and report them at fair value, with subsequent changes in value reflected as unrealized investment gains and losses credited or charged directly to accumulated other comprehensive income included in members’ equity.

A decline in the fair value of an available-for-sale security below cost that is deemed other than temporary results in a charge to income, resulting in the establishment of a new cost basis for the security. Dividends and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

The fair values of the Company's cash and cash equivalents approximate carrying values due to the short-term nature of those instruments.

The fair values of debt and equity securities were determined from nationally quoted markets.

The insurance subsidiary is required to maintain a deposit pursuant to Florida Statutes to help secure the payment of claims. Cash and cash equivalents of $300 have been assigned to the Florida Office of Insurance Regulation (“Office”) to satisfy this requirement. This amount is included in other investments in the accompanying consolidated balance sheets at December 31, 2007 and 2006.

Investments over which the Company does not have control and a majority economic interest and therefore do not meet Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities-Revised”, requirements for consolidation are reported on the equity basis of accounting.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(d) PREMIUM REVENUE AND PREMIUMS RECEIVABLE

Premiums are recorded as earned on a daily pro rata basis over the contract period of the related policies that are in force. The portion of premiums not earned at the end of the year is recorded as unearned premiums.

Premiums receivable includes amounts due from UPCIC’s insureds for billed premiums. UPCIC performs a policy-level evaluation to determine the extent the premiums receivable balance exceeds the unearned premiums balance. Then, this exposure is aged to establish an allowance for credit losses based upon prior experience. Recoveries paid on amounts previously charged off are credited to bad debt expense in the period received. As of December 31, 2007 and 2006, the Company had recorded an allowance for credit losses of $160 and $70, respectively.

(e) DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs that vary with, and are directly related to, the production of new business are deferred, net of related ceding commissions and unearned policy fees, to the extent recoverable and are amortized over the period during which the related premiums are earned.

Deferred acquisition costs primarily represent commissions paid to outside agents at the time of policy issuance, net of commissions refunded for cancelled policies, policy administration fees paid to a TPA at the time of policy issuance, and premium tax. Deferred acquisition costs are recorded net of unearned policy fees and unearned ceding commissions. These costs are amortized over the life of the related policy in relation to the amount of premiums earned. There is no indication that these costs will not be fully recoverable in the near term.

An analysis of deferred acquisition costs follows:

	Years Ended December 31,
	2007	2006

Balance, beginning of year	$7,231	$7,534
Acquisition costs deferred	14,957	13,878
Amortization expense during year	(14,641)	(14,181)
Balance, end of year	$7,547	$7,231

(f) ADVANCE PREMIUM

Advance premium represents premiums received primarily in connection with homeowner policies that are not yet effective.

(g) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Loss and loss adjustment expense (“LAE”) reserves represent the estimated ultimate net cost of all unpaid, reported and unreported losses and LAE. The reserves for unpaid losses and LAE are estimated using individual case-basis estimates for reported losses and actuarial estimates for losses incurred but not yet reported. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The ultimate settlement of losses and LAE may vary significantly from the estimated amounts included in the consolidated financial statements.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and the estimated liabilities are modified, if necessary.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

Loss and LAE reserves are reported gross of reinsurance recoverables for unpaid losses and LAE. Losses and LAE ceded through reinsurance are credited against losses and LAE incurred. The Company does not discount its loss and LAE reserves for financial statement purposes.

There can be no assurance that our unpaid losses and LAE will be adequate to cover actual losses. If our unpaid losses and LAE prove to be inadequate, we will be required to increase the liability with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of the established unpaid losses and LAE could have a material adverse effect on our business, results of operations and financial condition.

Accounting for loss contingencies pursuant to SFAS No.5, “Loss Contingencies”, involves the existence of a condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future event(s) occur or fail to occur. Additionally, accounting for a loss contingency requires management to assess each event as probable, reasonably possible or remote. Probable is defined as the future event or events are likely to occur. Reasonably possible is defined as the chance of the future event or events occurring is more than remote but less than probable, while remote is defined as the chance of the future event or events occurring is slight. An estimated loss in connection with a loss contingency shall be recorded by a charge to current operations if both of the following conditions are met: First, the amount can be reasonably estimated; and second, the information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements. It is implicit in this condition that it is probable that one or more future events will occur confirming the fact of the loss or incurrence of a liability.

( h) MANAGING GENERAL AGENT FEES

UIM provides insurance-related services to UPCIC, including but not limited to, policy administration, underwriting and general and administrative activities. UPCIC pays UIM 31.5% of gross earned premium as compensation for these services.

(i) POLICY FEES

Policy fees are recognized as income on a pro rata basis as the policy is earned.

(j) REINSURANCE

The accompanying balance sheets reflect reserves for unearned premiums and reserves for losses and loss adjustment expenses (“LAE”) gross of reinsurance ceded. The accompanying statements of operations reflect premiums, losses and LAE net of reinsurance ceded.

The reinsurance contracts allow management to control exposure to potential losses arising from large risks and catastrophic events. Amounts recoverable from reinsurers are estimated in a manner consistent with the losses and LAE reserves associated with the reinsured policies. Reinsurance premiums, losses and LAE are accounted for on a basis consistent with that used in accounting for the original policies issued or based on the terms of the reinsurance contracts.

(k) INCOME TAXES

The Company and its non-insurance subsidiaries are not taxable entities; therefore, no tax liability or tax provision exists for these entities. The insurance subsidiary files a separate return, is taxable as a C-corporation, and uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(l) CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of its holdings of cash and marketable securities. The Company's credit risk is managed by primarily investing in high-quality money market instruments, securities of the United States government and its agencies, and high-quality corporate issuers. At December 31, 2007 and 2006, the Company had no significant concentrations of credit risk.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(m) RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for income tax reserves and contingencies recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.   There was no material impact on the consolidated financial statements related to the adoption of FIN 48.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This accounting standard permits fair value re-measurement for any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify them as freestanding derivatives or as hybrid financial instruments containing an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. There was no material impact on our consolidated financial statements with respect to the adoption of SFAS No. 155.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. 157-2 “Effective Date of FASB Statement No. 157”, which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company plans to utilize the deferral for non-financial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s results of operation or financial position.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 will become effective for years ending after December 15, 2006. The Company has no defined benefit or postretirement plans, so there was no impact on our consolidated financial statements with respect to the adoption of SFAS No. 158.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact on the current year’s financial statements of correcting all misstatements, including the carryover and reversing effects of prior years’ misstatements, as well as the effects of errors arising in the current year. SAB 108 is effective as of the first fiscal year ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. There was no material impact on our consolidated financial statements with respect to the adoption of SAB No. 108.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method . SFAS 156 is effective at the beginning of the first fiscal year that begins after September 15, 2006. FASB 156 did not have a material impact on the Company’s consolidated financial statements.

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when impairment is other-than-temporary and clarifies that subsequent to the recognition of other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. There was no material impact on our consolidated financial statements with respect to the adoption of FSP 115-1.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts" (“SOP 05-1”). This statement provides guidance to insurance entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverage that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of the SOP, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. There was no material impact on our consolidated financial statements with respect to the adoption of SOP 05-1.

In December 2004, the FASB issued SFAS, No. 123, Share-Based Payments (revised 2004) (“SFAS No. 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R will also require companies to measure the cost of employee services received in exchange for employee stock purchase plan awards. SFAS No. 123R became effective for the fiscal quarter beginning January 1, 2006. There was no material impact on United’s consolidated financial statements with respect to the adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement was made effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a significant effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities— Including an Amendment of SFAS No. 115” (“SFAS No. 159”), which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect to apply the fair value option to any existing financial assets or liabilities as of January 1, 2008. Consequently, the adoption of SFAS No. 159 is expected to have no material impact on our financial position or results of operations.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). This standard establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of the Company’s fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 141(R) will have on its consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” (“SFAS No. 160”). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of the Company’s fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 160 will have on its consolidated financial condition or results of operations.

(n) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Similar to other property and casualty insurers, our liability for unpaid losses and loss adjustment expense, although supported by actuarial projections and other data, is ultimately based on management's reasoned expectations of future events. Although considerable variability is inherent in these estimates, we believe that this liability is reasonable. Estimates are reviewed regularly and adjusted as necessary. Such adjustments are reflected in current operations. In addition, the realization of our deferred income tax assets is dependent on generating sufficient future taxable income. It is reasonably possible that the expectations associated with these accounts could change in the near term and that the effect of such changes could be material to the Consolidated Financial Statements.

(o) OPERATIONAL RISKS

The following is a description of the most significant risks facing us and how we mitigate those risks:

(I)
LEGAL/REGULATORY RISKS—the risk that changes in the regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, and new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the financial statements. We attempt to mitigate this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws. As we write business only in the state of Florida, we are more exposed to this risk than more geographically-balanced companies.

As of December 31, 2007 and 2006, the Company and its subsidiaries were in compliance with all regulatory requirements.

(II)
CREDIT RISK—the risk that financial instruments, which potentially subject the Company to concentrations of credit risk, may decline in value or default, or the risk that reinsurers to which business is ceded and from which receivables are recorded on the balance sheet may not pay. The Company minimizes this risk by adhering to a conservative investment strategy and entering into reinsurance agreements with financially sound reinsurers. The Company maintains deposits, in excess of the federally insured limits (“FDIC”). SFAS 105 identifies this situation as a concentration of credit risk requiring disclosure, regardless of the degree of risk. At December 31, 2007, cash at one financial institution exceeded the $100 FDIC coverage by $56,752. At December 31, 2006, the amounts that exceeded the FDIC coverage at two financial institutions were $4,988 and $41,057, respectively. This risk is managed by maintaining all deposits in high quality financial institutions.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(III)
INTEREST RATE RISK—the risk that interest rates will change and cause a decrease in the value of an insurer's investments. To the extent that liabilities come due more quickly than assets mature, an insurer might have to sell assets prior to maturity and potentially recognize a gain or a loss. This risk is managed by the monitoring of the investment portfolio by management, the investment committee and the Company’s outside investment manager.

(IV)
CATASTROPHIC EVENT RISK—the risk associated with writing insurance policies covering losses that result from catastrophes, including hurricanes, tropical storms, tornadoes or other weather-related events. We mitigate our risk of catastrophic events through the use of reinsurance, forecast-modeling techniques and the monitoring of concentrations of risk, all designed to protect the statutory surplus of the insurance company.

(p) FAIR VALUE

The fair value of our investments is estimated based on prices published by financial services or on quotations received from securities dealers and is reflective of the interest rate environment that existed as of the close of business on December 31, 2007 and 2006. Changes in interest rates subsequent to December 31, 2007 may affect the fair value of our investments. Refer to Note 3 in the notes to consolidated financial statements for details.

The carrying amounts for the following financial instrument categories approximate their fair values at December 31, 2007 and 2006 because of their short-term nature: cash and short-term investments, premiums receivable, reinsurance receivable and accounts payable and accrued expenses.

(q) STOCK OPTION PLANS

At December 31, 2007 and 2006, the Company did not have a stock-based employee compensation plan; however, the Company’s Board granted membership units to key personnel in 2007 and 2006. All grants were valued at fair market value in accordance with SFAS 123(R). Please see Note 14 for additional information.

(r) PROPERTYAND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and, for financial reporting purposes, are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from four to five years. Maintenance and repair costs are charged to expense as incurred.

(s) POLICY ASSUMPTION BONUS AGREEMENTS

As part of a policy assumption (or “takeout”) agreement with Citizens that expired in 2006, UPCIC receives takeout bonuses from Citizens for policies assumed. Since the receipt of these bonuses is contingent upon UPCIC meeting certain requirements, and since the payment of the bonus closely follows the completion of such requirements, the Company does not record the bonus until the payment is received from Citizens.

(3) INVESTMENTS - FIXED MATURITIES AND EQUITY SECURITIES

The following table shows the realized gains (losses) for fixed and equity securities for the years ended December 31, 2007, 2006 and 2005.

	Years Ended December 31,
	Gains (Losses)	Fair Value	Gains (Losses)	Fair Value	Gains (Losses)	Fair Value
	2007	at Sale	2006	at Sale	2005	at Sale

Fixed income securities	4	1,527	11	3,058	1	252
Equity securities	1,231	7,043	834	8,361	628	3,354
Total realized gains	1,235	8,570	845	11,419	629	3,606

Fixed income securities	(70)	5,258	(178)	5,940	(132)	8,189
Equity securities	(843)	4,995	(556)	4,608	(412)	1,795
Total realized losses	(913)	10,253	(734)	10,548	(544)	9,984

Net realized gains on investments	$322	$18,823	$111	$21,967	$85	$13,590

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

A summary of the amortized cost, estimated fair value, gross unrealized gains and losses of fixed maturities, equity securities, and other investments at December 31, 2007 and 2006 is as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

December 31, 2007
Fixed Maturities - Available for Sale:
U.S. government and agency obligations	66,813	2,095	4	68,904
Corporate securities	38,695	217	406	38,506
Total fixed maturities	105,508	2,312	410	107,410
Equity securities	5,782	21	731	5,072
Short term investments	300	-	-	300
Other investments	1,000	-	-	1,000
Total	$112,590	$2,333	$1,141	$113,782

December 31, 2006
Fixed Maturities - Available for Sale:
U.S. government and agency obligations	44,848	25	481	44,392
Corporate securities	46,878	29	607	46,300
Total fixed maturities	91,726	54	1,088	90,692
Equity securities	16,108	409	132	16,385
Short term investments	22,890	-	-	22,890
Other investments	1,000	-	-	1,000
Total	$131,724	$463	$1,220	$130,967

Investments in debt and equity securities are considered available-for-sale securities and are carried at market value at December 31, 2007 and 2006.

Unrealized gains and losses on debt and equity securities are credited or charged directly to accumulated other comprehensive income and included in members' equity. Realized gains and losses on investments included in the results of operations are determined using the specific identification method.

Included in other investments is an investment of $1,000 in an ‘excess and surplus’ lines insurance company for which there is no readily available market value. The Company has performed an analysis of the fair market value of this investment at December 31, 2007 and 2006 and has determined that it approximates cost of $1,000.

The investments held at the end of the year were comprised mainly of high-quality money market instruments, securities of the United States government and its agencies, and securities of high-quality corporate issuers.

Below is a summary of fixed maturities at December 31, 2007 and 2006 by contractual or expected maturity periods. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007		December 31, 2006
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	11,290	11,296	4,024	3,995
Due after one year through five years	62,478	63,546	59,045	58,179
Due after five years through ten years	31,740	32,568	28,657	28,518
Due after ten years	-	-	-	-
Total	$105,508	$107,410	$91,726	$90,692

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

Major categories of the Company's net investment income are summarized as follows:

	2007	2006	2005

Fixed maturities	4,758	2,920	1,673
Equity securities	731	402	272
Cash, cash equivalents and short term investments	2,262	2,595	1,039
Total investment income	$7,751	$5,917	$2,984

Proceeds from the sale of investments during 2007, 2006, and 2005, were $66,934, $79,988, and $56,664 and gross gains of $1,235, $845, and $629 and gross losses of $913, $734 and $544 were realized on those sales, respectively.

A summary of realized gains (losses) and unrealized gains (losses) are as follows:

	2007	2006	2005

Net realized gains (losses):
Fixed maturities	(66)	(167)	(131)
Equity securities	388	278	216
Total	$322	$111	$85

Net unrealized gains (losses):
Fixed maturities	1,902	(1,033)	(1,064)
Equity securities	(710)	276	(144)
Total	$1,192	$(757)	$(1,208)

An aging of our unrealized   investment losses by investment class is as follows:

	Unrealized
	Holdings	Less than	12 months
	Net Losses	12 months	or longer

December 31, 2007
Fixed Maturities - Available for Sale:
U.S. government and agency obligations	4	-	4
Corporate securities	406	-	406
Total fixed maturities	410	-	410
Equity securities	731	255	476
Total	$1,141	$255	$886

December 31, 2006
Fixed Maturities - Available for Sale:
U.S. government and agency obligations	481	38	443
Corporate securities	607	205	402
Total fixed maturities	1,088	243	845
Equity securities	132	36	96
Total	$1,220	$279	$941

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(4) POLICY ASSUMPTION BONUS AGREEMENTS

As part of a policy assumption (or “takeout”) agreement with Citizens that ended in 2006, UPCIC receives takeout bonuses from Citizens for policies assumed from multiple assumptions. The bonuses were calculated at 17.5% of the written premium originally assumed, net of adjustments related to policies that were not renewed or retained by the Company. The bonus money due to UPCIC is on deposit with an escrow agent, as specified by the terms of the takeout agreement. To receive the bonus, UPCIC is required to offer to renew the assumed policies for a period of three years at UPCIC’s approved rates and on substantially similar terms. Approximately three years after the assumption date, the escrow agent distributes the bonus funds, with the related investment income thereon, to UPCIC. During 2004 and 2005, UPCIC assumed written premiums under the takeout agreement totaling $70,386 and $36,338, respectively. During 2007, UPCIC recognized takeout bonus of $13,556, which includes $1,238 of investment income, from the 2004 takeout period.

(5) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
	2007	2006

Furniture, fixtures and equipment	$292	$243
Leasehold improvements	37	37
Property and equipment, gross	329	280
Accumulated depreciation	(221)	(181)
Property and equipment, net	$108	$99

Depreciation of property and equipment was $40, $30 and $22 during 2007, 2006, and 2005, respectively.

(6) REINSURANCE

We follow industry practice of reinsuring a portion of our risks and paying for that protection based primarily upon modeled projected maximum losses and total insured values of all policies in effect and subject to such reinsurance. Reinsurance involves an insurance company transferring, or “ceding”, all or a portion of its exposure on insurance underwritten by it to another insurer, known as a reinsurer. The ceding of insurance does not legally discharge the insurer from its primary liability for the full amount of the policies. To the extent that reinsurers are unable to meet the obligations they assume under these reinsurance agreements, the ceding company remains liable for the insured loss.

Reinsurance agreements provide UPCIC with increased capacity to write more and larger risks and maintain its exposure to loss within its capital resources. Our reinsurance agreements, described below, are designed to coincide with the seasonality of Florida’s hurricane season.

In 2007, 2006 and 2005, UPCIC participated in a multi-line property per risk program. For 2007 and 2006, the contract program provided coverage up to $1,300 in excess of $1,000 per risk. The maximum recovery on any one loss occurrence, irrespective of the number of risks involved, is $1,300. Should a loss recovery (or series of loss recoveries) exhaust the coverage provided under the contracts, one reinstatement of coverage is included at 100% additional premium. For 2005, the contract program provided coverage up to $1,550 in excess of $750 per risk. The maximum recovery on any one loss occurrence, regardless of the number of risks involved, was $3,100. Should a loss recovery (or series of loss recoveries) exhaust the coverage provided under the contract, one reinstatement of coverage was included at no additional premium.

In 2007, 2006 and 2005, UPCIC participated in a catastrophe excess of loss program. The program had two components, one of which was obtained through the private market and a component obtained from the Florida Hurricane Catastrophe Fund (“FHCF”). In 2007 and 2005, each of the contracts making up the private market component included one reinstatement of coverage at no additional premium. In 2006, each of the contracts making up the private market component included one reinstatement of coverage at 100% additional premium. In 2007 and 2006, the FHCF limited apportionment layer (or lower layer) included one reinstatement at no additional premium; however, the remaining FHCF contracts did not provide for reinstatement of coverage in either year. In 2005, the FHCF did not offer a lower layer of coverage and did not provide for reinstatement of coverage.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

In 2007, the entire program provided for reimbursement of up to $374,327 of qualified loss and LAE in excess of UPCIC’s retained loss and LAE of $16,500. The first layer of coverage was obtained from the FHCF and provides for reimbursement of up to $10,000 in excess of the first $16,500. The next two layers of coverage were obtained from the private market; the first of these two layers provides for reimbursement of up to $14,172 in excess of $26,500 and the second provides for reimbursement of up to $33,622 in excess of $40,672. The next layer of coverage was obtained from both the private market and from the FHCF. The FHCF portion provides for reimbursement of up to 90% of $212,539 in excess of $70,980 while the private portion provides for reimbursement of up to $21,254 in excess of $70,980. The final layer of coverage was also obtained from both the private market and the FHCF. The FHCF portion provides for reimbursement of up to 90% of $107,309 and the private portion provides reimbursement up to $10,731 in excess of $283,519.

In 2006, the entire program provided for reimbursement of up to $344,460 of qualified loss and LAE in excess of UPCIC’s retained loss and LAE of $22,813, which consists of $10,000 of the first $20,000, 3% of $248,894 in excess of $83,805, and the first $5,346 in excess of $332,699. The first layer of coverage was obtained from the FHCF and provides for reimbursement of up to $10,000 in excess of the first $4,800. The next two layers of coverage were obtained from the private market; the first of these two layers provides for reimbursement of up to $26,000 in excess of $20,000 and the second provides for reimbursement of up to $37,805 in excess of $46,000. The next layer of coverage was obtained from both the private market and from the FHCF. The FHCF portion provides for reimbursement of up to 90% of $248,894 in excess of $83,805 while the private portion provides for reimbursement of up to $25,250 in excess of $83,805. The final layer of coverage was obtained from the private market and provides for reimbursement of up to $21,400 in excess of $338,045.

In 2005, the entire program provided for reimbursement of up to $412,833 of qualified loss and LAE in excess of UPCIC’s retained loss and LAE of $7,500. The first two layers of coverage were obtained from the private market; the first of these two layers provided for reimbursement of up to $5,000 in excess of $7,500 and the second provided for reimbursement of up to $71,944 in excess of $12,500. The next layer of coverage was obtained from both the private market and from the FHCF. The FHCF portion provided for reimbursement of up to 90% of $302,424 in excess of $83,926 while the private portion provided for reimbursement of up to $31,613 in excess of $84,444. The final layer of coverage was obtained from the private market and provided for reimbursement of $32,095 in excess of $116,057.

For the years ended December 31, 2007, 2006 and 2005, premiums of $34,288, $51,025 and $39,380 were ceded under the private excess of loss contracts, respectively. Under the FHCF excess of loss contract, premiums of $18,748, $20,895 and $13,295 were ceded for the year ended December 31, 2007, 2006 and 2005, respectively.

UPCIC also participated in a quota share program on our Garage line of business. For commercial policies incepting on or after August 1, 2007, the program provides 50% coverage up to $2,000 per risk and $4,000 per contract term. For commercial policies incepting prior to August 1, 2007, the program provides 70% coverage up to $2,000 per risk and $4,000 per contract term. The reinsurer allows UPCIC a commission ranging from 20% to 42.5% based on the loss ratio of the program. UPCIC recorded the commission at the minimum for the years ended December 31, 2007 and 2006 and recorded the commission at the contract’s provisional rate at 32.5% for the year ended December 31, 2005. For the years ended December 31, 2007, 2006 and 2005, premiums of $2,838, $2,200 and $123 were ceded under the quota share Garage program agreement, respectively. In August 2005, United started writing insurance under the Garage program.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

The impact of reinsurance on the financial statements is as follows:

	2007	2006	2005

Premium written:
Direct	$145,050	$149,210	$116,508
Assumed	-	(324)	25,298
Ceded	(58,511)	(77,966)	(52,685)
Net premium written	$86,539	$70,920	$89,121

Change in unearned premiums:
Direct	$6,634	$(12,906)	$(26,369)
Assumed	-	3,607	3,908
Ceded	(7,815)	12,009	9,004
Net decrease (increase)	$(1,181)	$2,710	$(13,457)

Premiums earned:
Direct	$151,684	$136,304	$90,139
Assumed	-	3,283	29,206
Ceded	(66,326)	(65,957)	(43,681)
Net premiums earned	$85,358	$73,630	$75,664

Losses and LAE incurred:
Direct	$36,426	$121,669	$257,445
Assumed	1,111	29,365	27,811
Ceded	(11,875)	(115,677)	(223,639)
Net losses and LAE incurred	$25,662	$35,357	$61,617

	As of December 31,
	2007	2006

Unpaid losses and LAE, net:
Direct	$34,035	$55,655
Assumed	1,970	1,520
Ceded	(14,446)	(33,441)
Net unpaid losses and LAE	$21,559	$23,734

Unearned premiums:
Direct	$73,051	$79,684
Assumed	-	-
Ceded	(26,345)	(34,160)
Net unearned premium	$46,706	$45,524

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

Reinsurance recoverable, net at December 31, 2007 and 2006, consist of the following:

	As of December 31,
	2007	2006

Reinsurance recoverable on unpaid losses and LAE	$14,446	$33,441
Reinsurance recoverable on paid losses	2,370	5,080
Reinsurance recoverable, net	$16,816	$38,521

Ceded losses and LAE incurred have decreased from $223,639 in 2005 to $115,677 in 2006 and further decreased to $11,875 in 2007 primarily due to the lack of catastrophic storms in 2006 and 2007. As a result of that lack of catastrophic storm activity, United has not incurred losses and LAE from storms in 2006 and 2007 that would be eligible for reimbursement from its reinsurers.

Reinsurance recoverable on unpaid losses and LAE decreased from $153,769 at January 1, 2006 to $14,446 at December 31, 2007 primarily due to ongoing collections of amounts due to United from its reinsurers from losses sustained during the storm years of 2004 and 2005. As discussed above, United did not incur any losses or LAE from catastrophic storms during 2006 and 2007; therefore, the reinsurance receivables primarily decreased due to collections from reinsurers and no additional reinsurance receivables were added.

Reinsurance premiums payable at December 31, 2007 and 2006 were $10,852 and $27,831, respectively.

In 2007 and 2006, the subsidiary did not commute any reinsurance nor did it enter into or engage in any loss portfolio transfer for any lines of business.

(7) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for unpaid losses and loss adjustment expenses (“LAE”) is determined on an individual-case basis for all incidents reported. The liability also includes amounts for claims incurred but not reported.

Activity in the liability for unpaid losses and LAE is summarized as follows:

	Years Ended December 31,
	2007	2006

Balance at January 1	$57,175	$174,217
Less reinsurance recoverables	33,441	153,769
Net balance at January 1	$23,734	$20,448

Incurred related to:
Current year	$31,466	$36,095
Prior years	(5,804)	(738)
Total incurred	$25,662	$35,357

Paid related to:
Current year	$18,511	$18,291
Prior years	9,326	13,780
Total paid	$27,837	$32,071

Net balance at year-end	$21,559	$23,734
Plus reinsurance recoverables	14,446	33,441
Balance at year-end	$36,005	$57,175

Based upon consultations with our independent actuarial consultants and their statement of opinion on losses and LAE, we believe that the liability for unpaid losses and LAE is reasonable to cover all claims and related expenses which may arise from incidents reported.

In 2007 and 2006, net incurred losses and LAE attributable to insured events of prior years has decreased by approximately $5,804 and $738, respectively, as a result of re-estimation of unpaid losses and LAE. These decreases are generally a result of ongoing analysis of recent favorable loss development trends. Original estimates are decreased or increased as additional information becomes known regarding individual claims. There can be no assurance concerning future adjustments of reserves, positive or negative, for claims through December 31, 2007.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(8) LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,
	2007	2006

Secured line of credit payable to CB&T in monthly installments of accrued interest only through June 16, 2007, at which time the outstanding balance becomes due in full. Interest accrues at lender's prime rate (7.98% at December 31, 2006). The line was replaced by the secured note payable in February 2007.	$-	$9,722

Unsecured note payable to York Enhanced Strategies Fund, LLC ("York"). The note was for a period of 60 months and was due on September 19, 2011. Interest was allowed to be added to the principal balance for the first six months. Interest rate was 15% at December 31, 2006. The note was paid in full on February 8, 2007.	-	19,918

Unsecured note payable to the Florida State Board of Administration ("FSBA") by UPCIC. The term of the note is 20 years with quarterly payments to begin October 1, 2006. Interest only payments are required for the first three years. The interest rate shall be determined two business days prior to the payment date in order to set the rate for the following quarter. (4.58% and 4.70% at December 31, 2007 and 2006, respectively). Any payment of interest or repayment of principal is subject to approval by the Office and may be paid only out of UPCIC's earnings and only if UPCIC's surplus exceeds specified levels required by the Office.
	20,000	20,000

Secured note payable to CB&T in 36 consecutive monthly installments through February 20, 2010, including interest of 400 basis points above LIBOR. Interest rate at December 31, 2007 was 9.8%.	23,833	-
	$43,833	$49,640

As of December 31, 2007 the annual maturities of long-term debt are as follows:

2008	$11,000
2009	11,294
2010	3,010
2011	1,176
2012	1,176
Thereafter	16,177
$43,833

On September 10, 2006, the Company entered into a loan agreement (“York Note”) with York Capital (“York”) in the amount of $20,000. In connection with the financing transaction, York received a 4.75% equity ownership interest (“Ownership”) and entered a Put Agreement (“Put”) with the Company. The Put provides York with an option to sell its entire interest back to UIH at any time (i) between September 15, 2009 and September 15, 2010, and (ii) between September 15, 2011 and September 15, 2012 (“Exercise Period”) at a purchase price of two times the consolidated book value of the Company at the end of the fiscal quarter immediately preceding the put date and has no floor or ceiling as to the amount to be paid.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

The Company valued this Ownership at $715 at December 31, 2006. In accordance with SFAS No. 150, the recorded value of the Ownership will remain unchanged and any revaluation would apply to only the Put. The Company valued the related redeemable Put at December 31, 2007 and 2006 at $2,564 and $939, respectively. The Company initially valued the Put by discounting the rights of two times the book value at December 31, 2006 by the average required return on equity as calculated by a capital asset pricing model driven formula utilizing historic geometric and arithmetic mean returns and a management-selected beta appropriate for a privately-held company. The Put was revalued at December 31, 2007 utilizing this same methodology. At December 31, 2007 and 2006, the Put was discounted from 4.75% of two times the consolidated book value, or $4,536 and $2,862, respectively, that represented the amount that would have been due if the put was exercisable at year-end. At December 31, 2007 and 2006, the Company incurred $1,125 and $375 in participation fees, respectively, and recognized additional expense related to the Put of $1,606 and $939, respectively. In addition, at December 31, 2007 and 2006, the Company had original issue discount expense related to the York Note of $679 and $36, respectively.

The Company refinanced the York Note in February 2007 and entered into a loan agreement with CB&T, a related party, (“CB&T loan”) which provided $33,000 and is secured by the operation of the MGA agreement and related fees paid to UIM. The CB&T loan is also secured by members’ interests, all tangible and intangible assets of UIH and UIM, accounts, accounts receivable, furniture, furnishings and equipment and all deposits. The security agreement states that if an event of default occurs under the CB&T loan, the bank may, at its option, cause the acceleration of the CB&T loan, which shall become immediately due and payable, take possession of the collateral, and have the right to assign, sell, lease, or otherwise dispose of and deliver all or any part of the collateral, to satisfy our obligations under this agreement. The proceeds of the loan were used to repay the notes payable to York and the secured line of credit payable to CB&T.

The CB&T loan also requires that all “excess cash flow” as permitted by applicable law be deposited in an investment account at CB&T. The investment account at CB&T must also have a minimum balance in the amount of $10,000 by August 31, 2007 and until the time that the CB&T loan has been paid in full, such investment account shall have a minimum balance of the lesser of $10,000 or the unpaid principal balance of the note. The balance in the investment account at CB&T was $18,990 at December 31, 2007. See Note 13 for discussion of other related party transactions with CB&T and Note 21 for subsequent events related to this loan.

The Company's loan agreements contain certain covenants including the maintenance of minimum specified financial ratios and balances. We were in compliance with the terms of the CB&T covenants at December 31, 2007. An event of default will occur under the FSBA note if UPCIC: (i) defaults in the payment of the surplus note; (ii) fails to meet at least 2:1 ratio of net premium to surplus (“Minimum Writing Ratio”) by December 31, 2007; (iii) fails to submit quarterly filings to the OIR; (iv) fails to maintain at least $50 million of surplus during the term of the note, except for certain situations; (v) misuses proceeds of the note; (vi) makes any misrepresentations in the application for the program; or (vii) pays any dividend when principal or interest payments are past due under the note. As of December 31, 2007, UPCIC was in compliance with each of the aforementioned loan covenants except for the writing ratio covenant.

If UPCIC fails to increase its writing ratio for two consecutive quarters prior to December 31, 2007, fails to obtain the 2:1 Minimum Writing Ratio by December 31, 2007, or drops below the 2:1 Minimum Writing Ratio once it is obtained for two consecutive quarters, the interest rate on the surplus note will increase during such deficiency by 25 basis points if the resulting writing ratio is between 1.5:1 and 2:1 and the interest rate will increase by 450 basis points if the writing ratio is below 1.5:1 . Since the writing ratio at December 31, 2007 was 1.4:1 which is below 1.5:1, UPCIC’s interest rate in the first quarter of 2008 will increase by 450 basis points. In addition, if UPCIC remains in default, the FSBA may at its sole discretion due to the writing deficiency increase the interest rate to the maximum interest rate permitted by law, accelerate the repayment of principal and interest, shorten the term of the note, or call the note and demand full repayment.

Interest expense for the years ended December 31, 2007, 2006 and 2005, was $7,704, $5,019 and $312, respectively.

(9) INCOME TAXES

The Company and two subsidiaries, UIM and Skyway, are limited liability companies and, as such, income is taxed directly to the members. Therefore, the financial statements do not include an income tax provision for these entities. However, UPCIC files a separate C Corporation 1120PC federal income tax return. The income tax provision reflected in these statements is attributable to UPCIC.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

A summary of the provision for income tax expense (benefit) is as follows:

	Years Ended December 31,
	2007	2006	2005

Federal:
Current	$6,286	$(345)	$(769)
Deferred	1,131	(3,133)	(1,377)
Provision (benefit) for Federal income tax expense	7,417	(3,478)	(2,146)
State:
Current	687	-	-
Deferred	193	(536)	(414)
Provision (benefit) for State income tax expense	880	(536)	(414)
Provision (benefit) for income taxes	$8,297	$(4,014)	$(2,560)

The actual income tax expense (benefit) differs from the “expected” income tax expense (benefit) (computed by applying the combined applicable effective federal and state tax rates to income (loss) before provision for income tax expense (benefit) as follows:

	Years Ended December 31,
	2007	2006	2005

Computed expected tax (benefit) at federal rate	$16,299	$4,794	$(475)
State tax, net of federal deduction benefit	582	(393)	(193)
Dividend received deduction	(144)	(81)	(51)
Income of limited liability companies	(8,490)	(8,391)	(1,282)
Other, net	50	57	(559)
Income tax expense (benefit), as reported	$8,297	$(4,014)	$(2,560)

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax asset are as follows:

	As of December 31,
	2007	2006

Deferred tax assets:
Unearned premiums	$3,391	$3,988
Assessments	1,922	1,885
Loss reserve discount	566	711
Unrealized loss	-	307
Bad debt expense	60	164
Reinsurance provisions	49	681
Total deferred tax assets	5,988	7,736

Deferred tax liabilities:
Unrealized gain	(448)	-
Premium recognition	(411)	(469)
Deferred acquisitions costs	(390)	(455)
Other	(6)	-
Total deferred tax liabilities	(1,255)	(924)

Net deferred tax asset	$4,733	$6,812

In assessing the net realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has no net operating or capital loss carryforwards available to offset future taxable income at December 31, 2007 and 2006.

(10) REGULATORY REQUIREMENTS AND RESTRICTIONS

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its shareholders except out of that part of its available and accumulated capital surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the Florida OIR if the dividend or distribution would exceed the larger of (i) the lesser of (a) 10 percent of capital surplus (b) net income, not including realized capital gains, plus a two-year carryforward, (ii) 10 percent of capital surplus with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains or (iii) the lesser of (a) 10 percent of capital surplus or (b) net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains. Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the Florida OIR (i) if the dividend is equal to or less than the greater of (a) 10 percent of the insurer's capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer's entire net operating profits and realized net capital gains derived during the immediate preceding calendar year, (ii) the insurer will have policyholder capital surplus equal to or exceeding 115 percent of the minimum required statutory capital surplus after the dividend or distribution, (iii) the insurer files a notice of the dividend or distribution with the Florida OIR at least ten business days prior to the dividend payment or distribution and (iv) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115 percent of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (i) subject to prior approval by the Florida OIR or (ii) 30 days after the Florida OIR has received notice of such dividend or distribution and has not disapproved it within such time. UPCIC has not paid any dividends or distributed any cash or other property to shareholders.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

Under Florida law, eligible investments are subject to the following limitations: (a) the cost of investments made by insurers in authorized stock shall not exceed 15 percent of the insurer’s admitted assets; (b) the cost of such investment in common stocks shall not exceed 10 percent of the insurer’s admitted assets; (c) the cost of such investment in stock of any one corporation shall not exceed 3 percent of the insurer’s admitted assets; and (d) the cost of investments in bonds, which investments are classified as medium to lower quality obligations, shall be limited to (i) no more than 13 percent of an insurer’s admitted assets and (ii) no more than 5 percent of an insurer’s admitted assets in obligations that have been given a rating of 4, 5 or 6 by the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC) and (iii) no more than 1.5 percent of an insurer’s admitted assets in obligations that have been given a rating of 5 or 6 by the SVO of the NAIC and (iv) not more than 0.5 percent of an insurer’s admitted assets in obligations that have been given a rating of 6 by the SVO of the NAIC and (v) no more than 10 percent of an insurer’s admitted assets, if the investments are in issuers from any one industry and (vi) no more than 2 percent of an insurer’s admitted assets if the investment is in any one issuer. UPCIC is in compliance with this covenant at December 31, 2007 and 2006.

In order to enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policy holders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The Florida OIR, which follows these requirements, could require the Company to cease operations in the event they fail to maintain the required statutory capital. UPCIC is in compliance with the risk based capital requirement at December 31, 2007 and 2006.

To increase the surplus in UPCIC for the purpose of further ensuring stability for policyholders and approved by the Florida OIR, UIH entered into a subordinated surplus debenture agreement (“the Debenture”) with UPCIC in December 2004 in the amount of $4,000. The Debenture bore interest payable to UIH in the amount of 7% payable annually. A second Debenture was issued in May 2005 in the amount of $5,000 and a third Debenture was issued in October 2005 in the amount of $3,000. As of December 31, 2006, UPCIC had a balance outstanding under the Debentures to UIH of $12,000. The Debentures were repaid in full after receiving proper approval as of December 31, 2007.

The Company is subject to assessments by a Florida guaranty fund, a residual market pool, and a state catastrophe reinsurance pool. The activities of this fund and these pools include collecting funds from solvent insurance companies to cover losses resulting from the insolvency or rehabilitation of other insurance companies or deficits generated by Citizens and the Florida Hurricane Catastrophe Fund (FHCF). The Company’s policy is to recognize its obligation for guaranty fund, Citizens, and FHCF assessments when the Company has the information available to reasonably estimate its liabilities. Guaranty fund, Citizens, and FHCF assessments are generally available for recoupment from policyholders.

United is subject to assessments by Citizens, the Florida Hurricane Catastrophe Fund (“FHCF”) and the Florida Insurance Guaranty Association (“FIGA”). Citizens and the FHCF may levy assessments against all assessable insurers that write premiums in the State of Florida to cover operating deficiencies related to windstorm catastrophes. FIGA may levy assessments against all assessable insurers that write premiums in the State of Florida to cover the claims of policyholders of insurance companies in the State of Florida that have become insolvent.

Assessments implemented by Citizens are calculated by multiplying the ratio of United’s direct written premium on the subject lines of business to the total direct written premium on the subject lines of business of all assessable Florida insurance companies (“participation ratio”) by Citizens’ total operating deficit in its High Risk Account. By Florida statute, assessments implemented by either the FHCF or FIGA are capped annually at a flat percentage of 1% for FHCF and 2% for FIGA multiplied by United’s direct written premium on subject lines of business.

Under current regulations, insurers may recoup the amount of their assessments from policyholders, or, in some cases, collect the amount of the assessments from policyholders as surcharges for the benefit of the assessing entity. In order to recoup an assessment, United files for a rate increase which the OIR immediately approves. The rate increase is valid for a twelve-month period following the approval of the rate increase. Any assessment not recouped during the first twelve-month period can be included in a new rate filing with the OIR, which is valid for an additional twelve month period.

United accrues for the guaranty fund and other insurance-related assessments in accordance with Statement of Position (“SOP”) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments”. SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments, how to measure that liability and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The recoupment of the assessments is revenue, and is recorded prospectively as such in the period that the policies containing the OIR approved rate increase are accrued. In order to recoup the assessment, the State provides United with an immediate rate increase in the amount of the assessment. Emergency assessments from Citizens and the FHCF are collected from policyholders as a surcharge and recorded as a liability until they are remitted to Citizens or the FHCF.

In August 2005, Citizens levied a regular assessment against United to recoup the 2004 Plan Year Deficit incurred in its High Risk Account. United’s participation in this assessment totaled $180, and it completed the recoupment of this assessment in 2006.

In June 2006, the OIR ordered an emergency FHCF assessment of 1% of direct written premiums for policies with effective dates beginning January 1, 2007. The assessment was levied against the policyholders and not against United. United remits the amounts collected to the FHCF on a quarterly basis. This assessment was a result of catastrophe losses the State of Florida experienced in 2004 and 2005.

In June 2006, FIGA levied an assessment upon its member companies equal to 2% of net direct premiums written in the State of Florida for the calendar year 2005. United’s participation in this assessment totaled $2,274, and it recouped $1,879 of this assessment in 2007. United will recoup the remaining $395 in 2008.

In September 2006, Citizens levied a regular assessment against United to recoup the 2005 Plan Year Deficit incurred in its High Risk Account. United’s participation in this assessment totaled $438, and it recouped all but $86 of this assessment in 2007. United will recoup the remaining $86 in 2008.

In December 2006, FIGA levied an assessment upon its member companies equal to 2% of net direct premiums written in the state of Florida for the calendar year 2005. United’s participation in this assessment totaled $2,274, and it recouped $926 of this assessment in 2007. United will recoup the remaining $1,348 in 2008.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

In January 2007, Citizens levied an emergency assessment equal to 1.4% of direct written premiums on all policies issued on or after July 1, 2007. United is currently collecting the assessment from policyholders and remitting the amounts to the Citizens on a monthly basis. This assessment was levied to recoup the remaining 2005 Plan Year Deficit not recouped with the regular assessment levied in September 2006. The deficit was a result of catastrophe losses the State of Florida experienced in 2004 and 2005.

In October 2007, FIGA levied an assessment upon its member companies equal to 2% of net direct premiums written in Florida for the calendar year 2006. United’s participation in this assessment totaled $3,088. Subsequent to December 31, 2007, the OIR approved United’s rate increase filing and United has started the process to recoup this assessment in 2008.

The Company’s insurance subsidiary’s assets, liabilities and results of operations have been reported in accordance with accounting principles generally accepted in the United States of America (GAAP), which varies from statutory accounting practices (SAP) prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices are found in a variety of publications of the NAIC, state laws and regulations, as well as through general practices. The principal differences between SAP and GAAP are that under SAP: (1) certain assets that are not admitted assets are eliminated from the balance sheet, (2) acquisition costs for policies are expensed as incurred, while they may be deferred and amortized over the estimated life of the policies under GAAP, (3) differences in the computation of deferred income taxes, and (4) valuation allowances are established against investments. The Company’s insurance subsidiary must file with applicable state insurance regulatory authorities an “Annual Statement” which reports, among other items, net income (loss) and stockholders' equity (called “surplus as regards policyholders” in statutory reporting).

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

A reconciliation between the GAAP net income and the statutory net income (loss) of the insurance subsidiary is as follows:

	Year ended December 31,
	2007	2006	2005

Consolidated GAAP net income	$39,642	$17,208	$1,161

Increase (decrease) due to:
Commissions	73	1,023	882
Deferred income taxes	1,324	(3,671)	(1,789)
Deferred policy acquisition costs	233	(355)	(460)
Allowance for doubtful accounts	45	49	286
Assessments	99	4,830	180
Premium	(1,497)	3,588	(1,526)
Interest accrued on takeout bonus income	(1,238)	-	-
Other, net	(123)	(506)	145
Operations of nonstatutory subsidiaries	(27,070)	(23,770)	(3,769)

Statutory net income (loss)	$11,488	$(1,604)	$(4,890)

A reconciliation between the GAAP stockholders' equity and surplus as regards policyholders is as follows:

	Year ended December 31,
	2007	2006

Consolidated GAAP members' equity	$46,099	$24,113

Increase (decrease) due to:
Deferred policy acquisition costs	(3,015)	(3,248)
Deferred income taxes	(1,451)	(2,393)
Investments	(1,134)	770
Nonadmitted assets	(488)	(805)
Surplus debentures	20,000	32,000
Provision for reinsurance	(2,365)	(35)
Equity of nonstatutory subsidiaries	(11,500)	(3,278)
Commissions	2,099	2,026
Allowance for doubtful accounts	480	435
Assessments	5,109	5,010
Premium	(443)	1,054
Interest accrued on takeout bonus income	(1,238)	-
Other, net	(454)	(334)

Statutory surplus as regards policyholders	$51,699	$55,315

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(11) COMMITMENTS AND CONTINGENCIES

Our company and its subsidiaries are exposed to certain commitments and contingencies as a result of the nature of our business. They can be summarized as being either assessment related, insured claim activity, and other matters generally arising in the normal course of the insurance business.

We operate in a regulatory environment where certain entities and organizations have the authority to require us to participate in assessments. Currently these entities and organizations include, but are not limited to FIGA, Citizens, and FHCF. See Note 10 for further details on assessments incurred. Because of the Company’s participation in assigned risk plans, it may be exposed to losses that surpass the capitalization of these facilities and/or to additional assessments from these facilities. In addition, while there is availability for recoupments from organizations or premium rate increases, they may not offset each other in financial statements for the same fiscal period. There is also the possibility that policies may not be renewed in subsequent years.

We are involved in claims and legal actions arising in the ordinary course of business. Revisions to our estimates are based on our analysis of subsequent information that we receive regarding various factors, including: (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

The company is also subject to changing social, economic, and regulatory conditions. Regulatory authorities as well as legislative bodies in the state of Florida seek to influence and restrict premium rates, require premium refunds to policyholders, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies. They can also limit insurers’ ability to change coverage terms or impose underwriting standards or impose additional regulations regarding agent and broker compensation. All of these items result in an expansion of the overall regulation of insurance products and the insurance industry. The ultimate changes and effects on the Company’s business, if any, are uncertain. However, based upon information currently known to management, the effect of regulation is not considered to have a material adverse effect on our consolidated financial statements.

(12) LEASES

The Company and its subsidiaries lease office space and office equipment under operating leases; the office space lease expires in September 2008 and the office equipment leases have various expiration dates. Lease expense amounted to $123, $103 and $84 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, minimum future lease payments under noncancellable operating leases are as follows:

2008	$117
2009	37
2010	37
2011	37
2012	6
Thereafter	2
Total	$236

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(13) RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions:

The Company paid board fees and commissions for premiums produced during 2007, 2006, and 2005 to Alpha Insurance, Comegy’s Insurance Corner and San of Tampa Bay (insurance agencies owned by one of its directors) totaling $773, $600 and $419, respectively. The commissions paid were determined in accordance with industry rates.

The Company places private reinsurance through Ballantyne, McKean and Sullivan, Ltd., a broker that employs a director of the Company. The reinsurers pay commissions to the broker determined in accordance with industry rates.

The Company has entered into an Investment Management agreement with Synovus Trust Company, N.A. (“Synovus”), whereby Synovus provides discretionary investment management services for the investment accounts of the Company’s subsidiaries. The agreement was effective October 8, 2003, and remains in effect until terminated by either party. Synovus Financial Corporation, Synovus’ parent, owned 17.2% of the Company at December 31, 2007 and 18% at December 31, 2006, respectively. The Company’s subsidiaries incurred combined fees under the agreement of $96, $115 and $97 for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2007 and 2006, the Company held various secured loan agreements with Columbus Bank & Trust (“CB&T”) (Note 21). CB&T is a subsidiary of Synovus Financial Corporation. The amount outstanding on the note payable executed in February 2007 was $23,833 as of December 31, 2007. There was no amount outstanding on this line as of December 31, 2006. The amount outstanding on the line of credit payable at December 31, 2006 was $9,722. Total interest paid to CB&T totaled $2,472, $741 and $293 for the years ended December 31, 2007, 2006 and 2005, respectively. The balance in the investment account at CB&T was $18,990 at December 31, 2007. The interest rates charged and earned were determined in accordance with industry rates.

Effective June 1, 2007, UPCIC executed a reinsurance agreement with Caymaanz Insurance Company (“Caymaanz”) for reinsurance catastrophe coverage of $6,500 for a premium of $5,525. The rate is consistent with industry rates. In addition, UIM purchased redeemable, non-voting preferred stock in Caymaanz for $1,140. UIM does not have voting control or a majority economic interest. Through its contractual rights, UIM does, however, have control over certain designated assets; therefore, these assets have been consolidated and are recorded in other assets in the consolidated financial statements.

As of December 31, 2007 and 2006, we had notes receivable from certain officers in the amount of $100. Interest accrues at 3% on an annual basis.

(14) STOCK COMPENSATION PLANS

At December 31, 2007, the Company had no stock-based employee compensation plan; however, during 2005, 2006 and 2007, the Company’s Board granted membership units to key personnel. The Company's Member Agreement sets aside a 5% interest, portions of which can be awarded to employees, managers, officers and the Chairman of the Board. The Company performs a valuation based on year-end earnings and utilizes their judgment to determine the amount each year. All of the grants were valued at fair market value in accordance with SFAS No. 123(R). For the years ended December 31, 2007 and 2006, the fair market value of the membership units awarded was $147 and $165, respectively. The 2005 grant was not required to be valued at fair market value per SFAS 123(R).

(15) EMPLOYEE BENEFIT PLAN

The Company provides a 401(k) plan for substantially all employees of the Company and its subsidiaries. The Company matches 100% of the first 5% of employees’ contributions to the plan. The Company's contributions to the plan on behalf of the participating employees were $73, $57 and $117 for the years ended December 31, 2007, 2006 and 2005, respectively.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

(16) ACQUISITIONS

There were no acquisitions made during the years ended December 31, 2007 and 2006.
(17) COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes unrealized gains and losses; net of the related income tax effect, on debt and equity securities classified as available-for-sale, and is included as a component of members’ equity.

Comprehensive income (loss) is as follows:

	Years Ended December 31,
	2007	2006	2005

Unrealized holdings gains or losses arising during year	1,950	408	(887)
Tax effect	(755)	(154)	370
Net unrealized change in investments, net of tax effect	1,195	254	(517)

(18) AUTHORIZATION OF PREFERRED STOCK

Our Articles of Incorporation do not authorize the issuance of preferred stock.

(19) DIVIDENDS AND DISTRIBUTIONS

The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations are distributions, dividends, and other permitted payments from its subsidiaries. While there are no restrictions on distributions from the Company, dividends from UPCIC have certain restrictions (Note 10).

In accordance with the Company’s Members Agreement, the Company provides cash distributions to each member on an annual basis in order for each member to pay federal income taxes which may be owed by members due to the taxable income attributable to them as members of the Company. An additional equity distribution of $10,000 was made in February 2007. Distributions declared and paid in 2007 and 2006 were $520 and $148, respectively. Distributions to members of $9,227 and $8,157 were reflected as liabilities as of December 31, 2007 and 2006, respectively.

(20) DISCONTINUED OPERATIONS

There were no discontinued operations during the years ended December 31, 2007 and 2006.

(21) SUBSEQUENT EVENTS

On January 21, 2008 UIH executed a letter of intent (“the Letter”) with FMG Acquisition Corporation (“FMG”) where FMG will acquire a majority holding in UIH and then merge UIH into FMG. The resulting entity will rename itself United Insurance Holdings Corp. (“UIH Corp.”).

The Letter requires FMG to pay cash of $25,000 and provide 8,750,000 shares of FMG common stock valued at $8 per share, at closing. The $95,000 of non-contingent consideration will be in exchange for an approximate 60% interest in UIH Corp. The Letter also contains contingent consideration of up to $5,000 in cash to be paid by FMG if UIH Corp. meets certain financial targets in subsequent events. The Letter allows the Company to make its regular distribution to members related to taxes (Note 19) and provides for an additional equity distribution of $2,000 to members. In addition, each member of the Board of Managers will receive a cash bonus of $50. The transaction will be subject to execution of a definitive agreement which will contain various conditions, customary for transactions of this type, including regulatory approval of the Office and an affirmative vote of FMG shareholders and UIH members.

On February 29, 2008, the Company sold its investment in Prime Holdings Insurance Services, Inc. (“Prime”) back to Prime at a redemption price of $1,133. The redemption price will be paid by delivery of a promissory note payable in three annual installments commencing on May 1, 2008. The promissory note will bear interest at 8% per annum beginning May 1, 2008. Interest payments will be made with the principal payments due on May 1, 2009 and 2010, respectively.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

On March 10, 2008, the Company entered into an agreement with Computer Sciences Corporation, (“CSC”) to provide policy administration services including processing, billing and policy maintenance. In accordance with the terms of the agreement with our current TPA, West Point Underwriters, LLC, (“West Point”) on March 13, 2008, the Company provided West Point with written notice of termination.

On March 13 2008, we entered into an amendment to the CB&T loan agreement which eliminated the “excess cash flow” provision of the loan. In addition, the minimum balance in the investment accounts at CB&T was increased from $10,000 to $13,000 with no future escrows required. The interest rate was decreased from 400 to 300 basis points above LIBOR. The agreement also provides for the return of escrow funds if there is no material storm activity as of November 2008.

United Insurance Holdings, LC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007
(Dollars in thousands)

United Insurance
Schedule I - Summary of Investments

	December 31, 2007
	(dollars in thousands)
	Cost	Fair Value	Amount Reflected on Balance Sheet

Fixed Maturities - Available for Sale:
U.S. government and agency obligations	$66,813	$68,904	$68,904
Corporate securities	38,695	38,506	38,506
Total fixed maturities	105,508	107,410	107,410
Preferred stock	4,411	3,800	3,800
Common stock	1,371	1,272	1,272
Total equities	5,782	5,072	5,072
Short term investments	300	300	300
Other investments	1,000	1,000	1,000
Total investments	$112,590	$113,782	$113,782

United Insurance Holdings, LC and Subsidiaries

 CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Dollars in thousands)
ASSETS	(unaudited)	(audited)
Investments at fair value:
Fixed maturities	$101,892	$107,410
Equity securities	13,160	5,072
Other investments	10,300	1,300

Total investments	125,352	113,782

Cash and cash equivalents	42,757	56,852
Premiums receivable, net	12,143	9,966
Reinsurance recoverable, net	16,448	16,816
Prepaid reinsurance premiums	50,322	26,345
Deferred policy acquisition costs	8,144	7,547
Property and equipment, net	82	108
Deferred income taxes asset, net	4,273	4,733
Prepaid expenses and other assets	4,692	6,277
Total assets	$264,213	$242,426

LIABILITIES AND MEMBERS' EQUITY

Unpaid losses and loss adjustment expenses	$33,700	$36,005
Unearned premiums	73,786	73,051
Reinsurance payable	51,021	10,852
Accrued distribution payable	4,855	9,227
Advance premium	3,300	2,396
Accounts payable and accrued expenses	11,071	13,858
Shares subject to mandatory redemption	2,564	2,564
Federal and state income tax payable	284	2,303
Other liabilities	2,396	2,238
Long-term debt	25,244	43,833
Total liabilities	208,221	196,327

Commitments and contingencies

Members' equity:
Members' certificates of interest	7,527	7,464
Retained earnings	48,788	37,891
Accumulated other comprehensive income (loss)	(323)	744
Total members' equity	55,992	46,099

Total liabilities and members' equity	$264,213	$242,426

See accompanying notes to consolidated financial statements.

United Insurance Holdings, LC and Subsidiaries

 CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Dollars in thousands)		(Dollars in thousands)
	(unaudited)		(unaudited)
Revenue:
Gross premiums written	$41,518	$45,495	$70,608	$82,912
Gross premiums ceded	(52,203)	(61,404)	(53,565)	(61,895)
Net premiums written	(10,685)	(15,909)	17,043	21,017
Decrease in net unearned premiums	30,335	34,136	23,242	16,744

Net premiums earned	19,650	18,227	40,285	37,761
Net investment income	1,721	2,137	3,354	3,908
Net realized investment gains (losses)	1,035	4	878	(3)
Commissions and fees	651	706	1,298	1,366
Policy assumption bonus	1,371	3,925	4,283	10,673
Other income	512	848	1,292	1,662
Total revenue	24,940	25,847	51,390	55,367

Expenses:
Losses and loss adjustment expenses	5,343	3,816	12,474	10,841
Policy acquisition costs	4,472	4,031	8,790	8,020
Operating and underwriting expenses	1,459	1,820	2,901	3,209
General and administrative expenses	1,041	750	2,378	1,416
Salary and wages	722	474	1,530	1,217
Interest	601	979	1,466	4,222
Total expenses	13,638	11,870	29,539	28,925

Income from operations	11,302	13,977	21,851	26,442
Provision for income tax	2,143	3,026	4,159	5,735
Net income	$9,159	$10,951	$17,692	$20,707

See accompanying notes to consolidated financial statements.

United Insurance Holdings, LC and Subsidiaries

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

	Comprehensive Income	Members' Certificates of Interest	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	(Dollars in thousands)
	(unaudited)
Balance as of December 31, 2007		$7,464	$37,891	$744	$46,099
Net Income	17,692	-	17,692	-	17,692
Increase in certificates of interest	-	63		-	63
Net unrealized change in investments, net of tax effect of $643	(1,067)	-	-	(1,067)	(1,067)
Distributions	-	-	(6,795)	-	(6,795)
Comprehensive income	$16,625
Balance as of June 30, 2008		$7,527	$48,788	$(323)	$55,992

See accompanying notes to consolidated financial statements.

United Insurance Holdings, LC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

	Six Months Ended June 30,
	2008	2007
	(Dollars in thousands)
	(unaudited)
Cash flow provided by operating activities:
Net income	$17,692	$20,707
Adjustments to reconcile net income to net cash provided
Depreciation and amortization	345	1,052
Realized (gain) loss	(878)	3
Provision for uncollectible premiums	—	163
Deferred income taxes, net	1,102	4,418
Changes in operating assets and liabilities:
Premiums receivable	(2,176)	(2,825)
Reinsurance recoverable	367	17,690
Prepaid reinsurance premiums	(23,977)	(24,936)
Deferred acquisition costs	(597)	(1,982)
Income taxes, net	(2,018)	(831)
Other assets	2,341	(3,213)
Reserve for loss and LAE	(2,304)	(19,832)
Unearned premiums	735	8,191
Reinsurance payable	40,169	33,645
Premium deposits	904	1,966
Accounts payable and accrued expenses	(2,788)	(1,223)
Other liabilities	70	(200)
Net cash provided by operating activities	28,987	32,793
Cash flow provided by (used in) investing activities:
Proceeds from sales of investments available for sale	27,887	17,894
Purchases of investments available for sale	(41,266)	(16,338)
Cost of property and equipment acquired	(9)	(36)
Net cash provided by (used in) investing activities	(13,388)	1,520
Cash flow used in financing activities:
Proceeds from borrowings	—	33,000
Repayments of borrowings	(18,590)	(34,504)
Contributions by owners	63	501
Distributions to owners	(11,167)	(18,281)
Net cash used in financing activities	(29,694)	(19,284)
Increase (decrease) in cash	(14,095)	15,029
Cash and cash equivalents at beginning of period	56,852	46,248
Cash and cash equivalents at end of period	$42,757	$61,277

Supplemental cash flow information:
Cash paid during the period for:
Interest	$1,529	$3,970
Income taxes	4,085	1,975

See accompanying notes to consolidated financial statements.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

(1) ORGANIZATION AND BUSINESS

United Insurance Holdings, LC (“UIH”, “the Company”, “we”) is a Florida-domiciled, limited liability company formed in 1999. The Company and its three wholly-owned subsidiaries are engaged in the property and casualty insurance business in the State of Florida. The Company’s subsidiaries include United Property & Casualty Insurance Company (“UPCIC”), a property and casualty stock insurance company; United Insurance Management, LC (“UIM”), (the Managing General Agent (“MGA”) for UPCIC, that functions as the manager for the insurance subsidiary’s business), and Skyway Claims Services LC (“Skyway”), which provides claims adjusting services to UPCIC. We operate under one business segment.

Since its formation, UPCIC, a licensed Florida insurer, has actively written homeowners’ and dwelling fire business throughout the State of Florida. UPCIC writes business through its vast, independent agency force and writes business through an alliance with Allstate Insurance Company. In 1999, 2004 and 2005, UPCIC assumed policies from Citizens Property Insurance Corporation (“Citizens”) and these assumed policies comprise approximately 30% of UPCIC premium. UPCIC also writes flood coverage and a smaller commercial auto line of business (“Garage”). The Company, through UIM, manages substantially all aspects of the insurance operations that would include underwriting, policy administration, collections and disbursements, accounting and claims processes. UIM contracts with a third-party administrator (“TPA”) to manage many aspects of policy processing including billing and policy maintenance.

Basis of Presentation

The accompanying consolidated interim financial statements are unaudited and are prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. In compliance with those instructions, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted.

Results of operations and cash flows for the interim periods are not necessarily indicative of the results that may be expected for the entire year or any other future period as a result of the presentation described above.

All significant intercompany transactions and accounts have been eliminated.

In the opinion of management, these consolidated interim financial statements include all the normal recurring adjustments necessary to fairly present the Company’s consolidated results of operations, financial position and cash flows as of June 30, 2008, and for all periods presented. These consolidated financial statements and footnotes should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2007 contained within this Form S-4/A.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Similar to other property and casualty insurers, our liability for unpaid losses and loss adjustment expense (“LAE”), although supported by actuarial valuations and other data, is ultimately based on management's reasoned expectations of future events. Although considerable variability is inherent in these estimates, we believe that this liability is reasonable. Estimates are reviewed regularly and adjusted as necessary. Any adjustments to our loss and LAE reserves are reflected in current operations. It is reasonably possible that the expectations associated with these accounts could change in the near term and that the effect of such changes could be material to the consolidated financial statements. Various assumptions and other factors underlie the determination of these significant estimates, which are described in greater detail in Note 2 of the Company’s audited financial statements for the fiscal year ended December 31, 2007 included within this Form S-4/A.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

(b) PREMIUM REVENUE AND PREMIUMS RECEIVABLE

Premiums are recorded as earned on a daily pro rata basis over the contract period of the related policies that are in force. The portion of premiums not earned at the end of the quarter is recorded as unearned premiums.

Premiums receivable includes amounts due from UPCIC’s insureds for billed premiums. UPCIC performs a policy-level evaluation to determine the extent the premiums receivable balance exceeds the unearned premiums balance. This exposure is then aged to establish an allowance for credit losses based upon prior experience. Recoveries paid on amounts previously charged off are credited to bad debt expense in the period received. As of June 30, 2008 and December 31, 2007, the Company had recorded an allowance for credit losses of $148 and $160, respectively.

(c) STOCK OPTION PLANS

At June 30, 2008 and December 31, 2007, the Company did not have a stock-based employee compensation plan; however, from time-to-time, the Company’s Board has granted membership units to key personnel. In March 2008, the Company’s Board decided to discontinue any future grants, and there were no grants issued to key personnel at June 30, 2008, March 31, 2008 or at December 31, 2007.

(d) OPERATIONAL RISKS

The following is a description of the most significant risks facing us and how we mitigate those risks:

(I)
LEGAL/REGULATORY RISK—the risk that changes in the regulatory environment in which an insurer operates could create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, restrict underwriting practices and risk classifications, or mandate rate reductions and refunds could create costs for the insurer beyond those recorded in the financial statements, as could new legal theories or insurance company insolvencies (through guaranty fund assessments). We attempt to mitigate this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws. As we write business only in the State of Florida, we are more exposed to this risk than more geographically-balanced companies.

As of June 30, 2008 and December 31, 2007, the Company and its subsidiaries were in compliance with all regulatory requirements.

(II)
CREDIT RISK—the risk that financial instruments, which potentially subject the Company to concentrations of credit risk, may decline in value or default, or the risk that reinsurers, to which business is ceded and from which receivables are recorded on the balance sheet, may not pay. The Company minimizes this risk by adhering to a conservative investment strategy and entering into reinsurance agreements with financially sound reinsurers.

The Company maintains deposits, in excess of the federally insured limits (“FDIC”). SFAS 105 identifies this situation as a concentration of credit risk requiring disclosure, regardless of the degree of risk. At June 30, 2008 and December 31, 2007, cash at one financial institution exceeded the $100 FDIC coverage by $42,657 and $56,752, respectively. This risk is managed by maintaining all deposits in high-quality financial institutions.

(III)
INTEREST RATE RISK—the risk that interest rates will change and cause a decrease in the value of an insurer's investments. To the extent that liabilities come due more quickly than assets mature, an insurer might have to sell assets prior to maturity and potentially recognize a gain or a loss. This risk is managed by the monitoring of the investment portfolio by management, the investment committee and the Company’s outside investment manager.

(IV)
CATASTROPHIC EVENT RISK—the risk associated with writing insurance policies that cover losses resulting from catastrophes, including hurricanes, tropical storms, tornadoes or other weather-related events. We mitigate our risk of catastrophic events through the use of reinsurance, forecast-modeling techniques and the monitoring of concentrations of risk, all designed to protect the statutory surplus of the insurance company.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

(e) RECLASSIFICATIONS

Certain amounts in 2007 financial statements have been reclassified to conform to the 2008 presentation.

(f) RECENT ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 provides entities with guidance regarding which sources of authoritative literature take precedence over other sources, as well as specifying that authoritative literature can be applied by analogy to a transaction or event not directly addressed by existing authoritative guidance (as long as the authoritative literature to be used does not prohibit application by analogy or prohibit application to the type of transaction or event in question). SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  Since the Company already follows the GAAP hierarchy as codified by SFAS No. 162, the Statement’s issuance will have no impact on the financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60 (“SFAS No. 163”). SFAS No. 163 specifies when to record, and how to measure, the premium, liability for unearned premium and claim liabilities related to financial guarantee insurance contracts. SFAS No. 163 will be effective for fiscal years and interim periods beginning after December 15, 2008. Certain of the disclosure requirements of SFAS 163 will be effective beginning in the first fiscal period after the date of issuance. Since the Company’s Certificate of Authority does not permit it to write financial guarantee insurance, the Statement’s issuance will have no impact on the financial statements.

(3) POLICY ASSUMPTION BONUS AGREEMENTS

As part of a policy assumption (or “takeout”) agreement with Citizens that ended in 2006, UPCIC receives takeout bonuses for policies assumed from Citizens during multiple assumptions in 2004 and 2005. The bonuses were calculated at 17.5% of the written premium originally assumed, net of adjustments related to policies that were not renewed or retained by the Company. The bonus money due to UPCIC is on deposit with an escrow agent, as specified by the terms of the takeout agreement. To receive the bonuses, UPCIC was required to offer to renew the assumed policies for a period of three years at UPCIC’s approved rates and on substantially similar terms. Approximately three years after the assumption date, the escrow agent distributes the bonus funds, with the investment income earned thereon, to UPCIC. During the three months ended June 30, 2008 and 2007, UPCIC recognized takeout bonus of $1,371 and $3,925 respectively which included $149 and $270 of investment income, respectively, from the 2004 and 2005 takeout periods. During the six months ended June 30, 2008 and 2007, UPCIC recognized takeout bonus of $4,283 and $10,673, respectively which included $523 and $913 of investment income, respectively, from the 2004 and 2005 takeout periods.

(4) Fair Value Measurements

 On January 1, 2008, the Company adopted SFAS No. 157,.which provides a revised definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under SFAS No, 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). The Statement establishes a fair value hierarchy that distinguishes between inputs based on market data from independent sources (“observable inputs”) and a reporting entity’s internal assumptions based upon the best information available when external market data is limited or unavailable (“unobservable inputs”). The fair value hierarchy in SFAS No. 157 prioritizes fair value measurements into three levels based on the nature of the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets and liabilities;

Level 2 - Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in    inactive markets and quoted prices in active markets for similar, but not identical instruments; and

Level 3 - Valuations based on unobservable inputs.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

The Company uses observable inputs for the vast majority of its investment portfolio. Fair value measurements for securities for which quoted prices are unavailable are estimated based upon reference to observable inputs, such as benchmark interest rates, market comparables, broker quotes and other relevant inputs.  In circumstances where quoted prices or observable inputs are adjusted to reflect management’s best estimate of fair value, such fair value measurements are considered a lower level measurement in the SFAS No. 157 fair value hierarchy.

The following table presents the Company’s fair value measurements for investments by level.

	June 30, 2008
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Fixed maturity securities	$101,892	$50,123	$51,769	$—
Equity securities	13,160	12,792	368	—
Total investment securities	$115,052	$62,915	$52,137	—

(5) REINSURANCE

We follow industry practice of reinsuring a portion of our risks and paying for that protection based primarily upon modeled projected maximum losses and total insured values of all policies in effect and subject to such reinsurance. Reinsurance involves an insurance company transferring, or “ceding”, all or a portion of its exposure on insurance underwritten by it to another insurer, known as a reinsurer. The ceding of insurance does not legally discharge the insurer from its primary liability for the full amount of the policies. To the extent that reinsurers are unable to meet the obligations they assume under these reinsurance agreements, the ceding company remains liable for the insured loss.

Upon commencement of our new reinsurance contracts, we debit prepaid reinsurance premiums and credit reinsurance payable for the entire contract amount. We will begin making payments on the new reinsurance contracts starting July 1, 2008.

Reinsurance agreements provide UPCIC with increased capacity to write more and larger risks and maintain its exposure to loss within its capital resources. Our reinsurance agreements are designed to coincide with the seasonality of Florida’s hurricane season; therefore most agreements have a term that runs from June 1st to May 31st.

In 2008 and 2007, UPCIC participated in a multi-line property per risk program. For 2008, the contract program provides coverage for losses arising out of property business up to $1,700 in excess of $1,000 per risk, subject to a maximum recovery on any one loss occurrence, regardless of the number of risks involved, of $3,400. The contract also provides coverage for losses arising out of a combination of property and casualty business up to $1,700 for property and $500 for casualty in excess of $1,000 per occurrence, subject to a maximum recovery on any one loss occurrence, regardless of the number of risks involved for property or the number or type of insureds for casualty, of $2,200. Should a loss recovery, or series of loss recoveries, exhaust the coverage provided under the contracts, one reinstatement of coverage is included at no additional premium and another reinstatement of coverage is included at 100% additional premium. For 2007, the contract program provided coverage up to $1,300 in excess of $1,000 per risk. The maximum recovery on any one loss occurrence, irrespective of the number of risks involved, is $1,300. Should a loss recovery, or series of loss recoveries, exhaust the coverage provided under the contracts, one reinstatement of coverage is included at 100% additional premium.

In 2008 and 2007, UPCIC participated in a catastrophe excess of loss program. The programs had two components, one of which was obtained through the private market and a component obtained from the Florida Hurricane Catastrophe Fund (“FHCF”). In 2008, the second layer contract (first private layer) includes one reinstatement of coverage at 100% additional premium; the remaining private layer contracts include one reinstatement of coverage at no additional premium. To protect itself in the event a reinstatement of coverage of the first private layer contract becomes necessary, UPCIC purchased a Reinsurance Premium Protection policy from a private reinsurer that reimburses UPCIC the amount of any reinstatement premium that it pays. In 2007, the private layer contracts included one reinstatement of coverage at no additional premium. In 2008 and 2007, the FHCF limited apportionment layer (or lower layer) included one reinstatement at no additional premium; however, the remaining FHCF contracts did not provide for reinstatement of coverage in either year.

In 2008, the entire program provides for reimbursement of up to $420,584 of qualified loss and LAE in excess of UPCIC’s retained loss and LAE of $15,510. The first layer of coverage was obtained from the FHCF and provides for reimbursement of up to $10,000 in excess of the first $15,510. The second layer of coverage was obtained from the private market and provides for reimbursement of up to $43,005 in excess of $25,510. The third layer was obtained from the private market and provides for reimbursement of up to $18,341 in excess of $68,514. The fourth layer was also obtained from the private market and provides for reimbursement of up to $13,315 in excess of $86,855. The top layer of coverage was obtained from the private market and provides reimbursement up to $10,000 in excess of $100,170. The 2008 reinsurance program also provides mandatory FHCF coverage and optional Temporary Increase in Coverage Layer (“TICL”) coverage. The mandatory coverage obtained from the FHCF is projected to be 90% of $199,834 in excess of $74,649. The TICL coverage is projected to be 90% of $145,070 in excess of $274,483. The FHCF mandatory and TICL coverage act as a single layer of reinsurance and inure to the benefit of the private reinsurance coverage.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

In 2007, the entire program provided for reimbursement of up to $374,327 of qualified loss and LAE in excess of UPCIC’s retained loss and LAE of $16,500. The first layer of coverage was obtained from the FHCF and provides for reimbursement of up to $10,000 in excess of the first $16,500. The next two layers of coverage were obtained from the private market; the first of these two layers provides for reimbursement of up to $14,172 in excess of $26,500 and the second provides for reimbursement of up to $33,622 in excess of $40,672. The next layer of coverage was obtained from both the private market and from the FHCF. The FHCF portion provides for reimbursement of up to 90% of $212,539 in excess of $70,980 while the private portion provides for reimbursement of up to $21,254 in excess of $70,980. The final layer of coverage was also obtained from both the private market and the FHCF. The FHCF portion provides for reimbursement of up to 90% of $107,309 and the private portion provides reimbursement up to $10,731 in excess of $283,519.

For the three and six months ended June 30, 2008 and 2007, premiums of $49,364 and $59,866 were ceded under the catastrophe excess of loss contracts, respectively. For the three months ended June 30, 2008 and 2007, premiums of $443 and $421 were ceded under the multi-line per risk contract, respectively. For the three months ended June 30, 2008 and 2007, premiums of $2,055 and $1,527 were ceded for the federal flood policies, respectively. For the six months ended June 30, 2008 and 2007, premiums of $443 and $421 were ceded under the multi-line per risk contract, respectively. For the six months ended June 30, 2008 and 2007, premiums of $3,306 and $2,425 were ceded for the federal flood policies, respectively.

UPCIC also participated in a quota share program on our Garage line of business. There were no material changes to the garage reinsurance program during the three or the six months ended June 30, 2008. UPCIC recorded the commission at the minimum of 20% for the three months and the six months ended June 30, 2008 and 2007. For the three months ended June 30, 2008 and 2007, premiums of $736 and $874 were ceded under the quota share Garage program agreement, respectively. For the six months ended June 30, 2008 and 2007, premiums of $1,339 and $1,541 were ceded under the quota share Garage program agreement, respectively.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

(6) LONG-TERM DEBT

Long-term debt consists of the following:

	As of
	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)
Unsecured note payable to the Florida State Board of Administration ("FSBA") by UPCIC. The term of the note is 20 years with quarterly payments to begin October 1, 2006. Interest only payments are required for the first three years. The interest rate shall be determined two business days prior to the payment date to set the rate for the following quarter (7.97% and 4.58% at June 30, 2008 and December 31, 2007, respectively). Any payment of interest or repayment of principal is subject to approval by the Office and may be paid only out of UPCIC's earnings and only if UPCIC's surplus exceeds specified levels required by the Office.
	$20,000	$20,000

Secured note payable to CB&T in 36 consecutive monthly installments through February 20, 2010, including interest of 300 basis points above the 30-day LIBOR at June 30, 2008 and 400 basis points above LIBOR at December 31, 2007. Interest rate at June 30, 2008 and December 31, 2007 was 5.48% and 9.8%, respectively.	5,244	23,833
	$25,244	$43,833

On September 10, 2006, the Company entered into a loan agreement (“York Note”) with York Capital (“York”) in the amount of $20,000. In connection with the financing transaction, York received a 4.75% equity ownership interest (“Ownership Interest”) and entered into a Put Agreement (“Put”) with the Company. The Put provides the holder of the ownership interest York with an option to sell its entire interest back to UIH at any time (i) between September 15, 2009 and September 15, 2010, and (ii) between September 15, 2011 and September 15, 2012 (“Exercise Period”) at a purchase price of two times the consolidated book value of the Company at the end of the fiscal quarter immediately preceding the put date; it has no floor or ceiling as to the amount to be paid.

The Company valued this Ownership Interest at $715 at December 31, 2006. In accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the recorded value of the Ownership will remain unchanged and any revaluation would apply to only the Put. The Company valued the related redeemable Put at June 30, 2008 and December 31, 2007 at $2,564 and $2,564, respectively. The Company initially valued the Put by discounting the rights of two times the book value at December 31, 2006 by the average required return on equity as calculated by a capital-asset-pricing-model-driven formula utilizing historic geometric and arithmetic mean returns and a management-selected beta appropriate for a privately-held company. The Put was revalued at December 31, 2007 and at June 30, 2008, utilizing this same methodology. At June 30, 2008 and December 31, 2007, the Put was discounted from 4.75% of two times the consolidated book value, or $5,319 and $4,536, respectively, that represented the amount that would have been due if the Put was exercisable at each period end. The Put liability remained unchanged at June 30, 2008 because the Company believes that it is more likely than not that the proposed merger with FMG Acquisition Corp (“FMG”) will close. Upon the effectiveness of the merger, all membership interests in UIH, other than membership interests held by dissenting members (who will instead be entitled to receive the fair value of their membership interests), will by operation of the law automatically cease to exist and be converted into the right to receive the merger consideration upon the execution of a letter of transmittal certificates representing such membership interests and the execution of a letter of transmittal acknowledging that such holder accepts the terms of the merger and has no further rights, preferences, privileges and obligations against the Company (in which case the Put would cease to have any value by reason that the fact that York would cease to hold the Ownership Interest). If the merger does not close, then our assumptions would have changed and the Put liability would remain in effect and would be valued using the methodology described above. If the merger does not close, then Management would value the Put liability at approximately $4,000 at June 30, 2008 and the additional $1,436 would be reflected as a charge to interest expense. For the six months ended June 30, 2007, the Company had original issue discount expense related to the York Note of $680.

On May 27, 2008, we entered into an agreement related to the Columbus Bank & Trust (“CB&T”) loan which allowed us to utilize the $13,090 that was then currently held in escrow as a principal reduction to the term loan. The modification also eliminated the requirement to have any future funds held in escrow. See Note 8 for discussion of other related party transactions with CB&T.

The Company's loan agreements contain certain covenants including the maintenance of minimum specified financial ratios and balances. We were in compliance with the terms of the CB&T covenants at June 30, 2008 as CB&T has waived the covenant related to a minimum debt service coverage ratio of at least 1:1 on a quarterly basis. See note 11 related to subsequent events related to the CB&T loan. An event of default will occur under the FSBA note if UPCIC: (i) defaults in the payment of the surplus note; (ii) fails to meet at least 2:1 ratio of net premium to surplus (“Minimum Writing Ratio”) by December 31, 2007; (iii) fails to submit quarterly filings to the OIR; (iv) fails to maintain at least $50,000 of surplus during the term of the note, except for certain situations; (v) misuses proceeds of the note; (vi) makes any misrepresentations in the application for the program; or (vii) pays any dividend when principal or interest payments are past due under the note. As of June 30, 2008, UPCIC was in compliance with each of the aforementioned loan covenants except for the writing ratio covenant.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

If UPCIC fails to increase its writing ratio for two consecutive quarters prior to December 31, 2007, fails to obtain the 2:1 Minimum Writing Ratio by December 31, 2007, or drops below the 2:1 Minimum Writing Ratio once it is obtained for two consecutive quarters, the interest rate on the surplus note will increase during such deficiency by 25 basis points if the resulting writing ratio is between 1.5:1 and 2:1 and the interest rate will increase by 450 basis points if the writing ratio is below 1.5:1. UPCIC improved the minimum writing ratio at June 30, 2008 to 1.52:1 which would change the interest rate on the surplus note to 25 basis points above the stated rate. Since the writing ratio at December 31, 2007 was 1.4:1 as calculated by the SBA which is below 1.5:1, UPCIC’s interest rate in the first quarter of 2008 increased by 450 basis points. UPCIC’s interest rate for the second quarter was 7.97% because its writing ratio was below 1.5:1 at the end of March 2008. The stated rate used by the FSBA is the 10-year Constant Maturity Treasury rate which was 3.47% and 4.58% at June 30, 2008, and December 31, 2007, respectively. During the second quarter of 2008, the Florida Legislature passed a law that allows the board to amend the terms of surplus notes issued prior to January 1, 2008 based upon the requirements of the new law changes. The new law contains various methods of computing writing ratios that may be more favorable than the terms of the current FSBA agreement. United is evaluating the impact of the terms of the new law to determine if it wants to proceed to amend the FSBA agreement. In addition, if UPCIC remains in default, the FSBA may, at its sole discretion, increase the interest rate to 25%, which is the maximum interest rate permitted by law; accelerate the repayment of principal and interest; shorten the term of the note or call the note and demand full repayment.

(7) COMMITMENTS AND CONTINGENCIES

Leases

We lease office space and office equipment under operating leases. The current office space lease expires in September 2008 and the office equipment leases have various expiration dates. In June 2008, we entered into a new six-year operating lease agreement for office space for our corporate headquarters. The new lease provides the Company with an option for two renewal periods of five years each.

At June 30, 2008, the minimum future lease payments under our non-cancellable operating leases are as follows:
Total
2008	$158
2009	392
2010	406
2011	421
2012	405
Thereafter	665
Total	$2,447

Litigation

We are involved in claims and legal actions arising in the ordinary course of business. Revisions to our estimates are based on our analysis of subsequent information that we receive regarding various factors, including: (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

Regulatory and Other

We operate in a regulatory environment where certain entities have the authority to require us to participate in assessments. Currently these entities include, but are not limited to, the Florida Insurance Guaranty Association (“FIGA”), Citizens, and FHCF. There have been no changes in the Company’s co-insurance participation that occurred in the first six months of 2008 that would impact the Company. The Board of Directors of FIGA held separate meetings to discuss their continued financial challenges in connection with the insolvency of a particular insurance company assumed subsequent to the 2005-2006 hurricane season. During the second quarter of 2008, indications have become clear that the FHCF may not be able to raise sufficient money to pay their claims on a timely basis. The FHCF has the authority to raise additional cash to pay claims through the issuance of bonds, the retirement of which would be funded by imposing additional assessments on future insurance premiums written in the state. Because of the Company’s participation in assigned risk plans, it may be exposed to losses that surpass the capitalization of these facilities and/or to additional assessments from these facilities. In addition, while there is availability for recoupments from policyholders or through premium rate increases, the assessment payments and recoupments may not offset each other in financial statements in the same fiscal period.

The Company is also subject to changing social, economic, and regulatory conditions. Regulatory authorities as well as legislative bodies in the State of Florida seek to influence and restrict premium rates, require premium refunds to policyholders, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies. They can also limit insurers’ ability to change coverage terms or impose underwriting standards or impose additional regulations regarding agent and broker compensation. All of these items result in an expansion of the overall regulation of insurance products and the insurance industry. The ultimate changes and effects on the Company’s business, if any, are uncertain. However, based upon information currently known to management, the effect of regulation is not considered to have a material adverse effect on our consolidated financial statements.

(8) RELATED PARTY TRANSACTIONS

The Company paid board-of-directors fees and commissions for premiums produced during the three months ended June 30, 2008 and 2007 to Alpha Insurance, Comegys Insurance Corner and San of Tampa Bay (insurance agencies owned by one of its directors) totaling $129 and $84, respectively. Those same payments totaled $373 and $500 during the six months ended June 30, 2008 and 2007, respectively The commissions paid were determined in accordance with industry rates.

The Company places private reinsurance through BMS Group, Ltd., a broker that employs a director of the Company. The reinsurers pay commissions to the broker determined in accordance with industry rates.

The Company has entered into an investment-management agreement with Synovus Trust Company, N.A. (“Synovus”), whereby Synovus provides discretionary investment management services for the investment accounts of the Company’s subsidiaries. The agreement was effective October 8, 2003, and remains in effect until terminated by either party. Synovus Financial Corporation, Synovus’ parent, owned 17.2% of the Company at June 30, 2008 and December 31, 2007, respectively. The Company’s subsidiaries incurred combined fees under the agreement of $21 and $64 for the three months ended June 30, 2008 and 2007, respectively, and $73 and $75 for the six months ended June 30, 2008 and 2007, respectively.

During 2008 and 2007, the Company held various secured loan agreements with CB&T. CB&T is a subsidiary of Synovus Financial Corporation. The amount outstanding on the note payable executed in February 2007 was $5,244 and $23,833 as of June 30, 2008 and December 31, 2007, respectively. Total interest paid to CB&T totaled $226 and $744 for the three months ended June 30, 2008 and 2007, respectively, and $691 and $1,626 for the six months ended June 30, 2008 and 2007, respectively. The interest rates charged and earned were determined in accordance with industry rates.

UNITED INSURANCE HOLDINGS, LC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands)

(9) COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes unrealized gains and losses; net of the related income tax effect, on debt and equity securities classified as available-for-sale, and is included as a component of members’ equity.

	Three Months Ended		Six Months Ended
	2008	2007	2008	2007

Unrealized holdings gains (losses) arising during year	(4,389)	(1,311)	(1,710)	(976)
Tax effect	1,652	463	643	248
Net unrealized change in investments, net of tax effect	(2,737)	(848)	(1,067)	(728)

(10) DIVIDENDS AND DISTRIBUTIONS

The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations are distributions, dividends, and other permitted payments from its subsidiaries. While there are no restrictions on distributions from the Company, dividends from UPCIC have certain restrictions.

In accordance with the UIH Members Agreement, the Company provides cash distributions to each member on an annual basis to allow each member to pay any federal income tax which may be owed on the taxable income attributable to the person/entity as a member of the Company. The Company paid a tax distribution of $9,167 during the six months ended June 30, 2008. No non-tax-related distributions were declared during the three months ended June 30, 2008 and 2007, but $2,000 and zero were declared during the six months ended June 30, 2008 and 2007, respectively. The $2,000 non-tax-related distribution was made to members in April 2008, as allowed under the FMG merger agreement dated April 2, 2008.

(11) SUBSEQUENT EVENTS

On April 2, 2008, we executed a Merger Agreement with FMG Acquisition Corporation (“FMG”). Pursuant to the Merger Agreement, FMG agreed to purchase all of the outstanding membership interests of the Company and we agreed to merge with United Subsidiary in a transaction whereby the Company would be the surviving entity and a wholly-owned subsidiary of FMG. The Merger Agreement was amended and restated in its entirety on August 15, 2008 and UIH shareholders may receive additional shares from FMG founders.

On August 11, 2008, we entered into a Second Amendment to the loan agreement with CB&T. The Second Amendment calls for principal payments to cease after the July 2008 installment and recommence with the April 2009 installment. During the period from August 1, 2008 through April 1, 2009, interest only payments will be made to CB&T. On August 13, 2008, CB&T waived the debt covenant related to maintenance of a minimum debt service coverage ratio of at least 2:1 on a quarterly basis. This covenant will not be reinstated until January 1, 2009 and will continue to be measured quarterly.

Preliminary Copy

FMG ACQUISITION CORP.
THIS PROXY IS BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS

        The undersigned hereby appoints Gordon G. Pratt and Larry G. Swets, Jr., together as proxies and each with full power of substitution, to represent and to vote all shares of common stock of FMG Acquisition Corp. at the special meeting of stockholders of FMG Acquisition Corp. to be held on [                        ], at 10:00 a.m. Eastern Time, and at any adjournment or postponement thereof, hereby revoking any and all proxies heretofore given.

        1.     Proposal 1:    to approve the Merger Proposal—the proposed acquisition of all of the issued membership units of United Insurance Holdings, LC, a Florida limited liability company, by FMG Acquisition Corp., a Delaware corporation (the “Acquisition”), pursuant to the Merger Agreement dated as of April 2, 2008, as amended and restated on August 15, 2008, and the transactions contemplated thereby (“Proposal 1” or the “Merger Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

If you voted “AGAINST” the Merger Proposal and you hold shares of FMG Acquisition Corp. common stock issued as part of the units issued in FMG Acquisition Corp.’s IPO, you may exercise your conversion rights and demand that FMG Acquisition Corp. convert your shares of common stock for a pro rata portion of the trust account by marking the “Exercise Conversion Rights” box below. If you exercise your conversion rights, then you will be exchanging your shares of FMG Acquisition Corp. common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you affirmatively vote against the Merger Proposal and tender your stock certificate to FMG Acquisition Corp. at or prior to the Special Meeting and the Merger Proposal is approved and consummated. Failure to (a) vote against the Merger Proposal, (b) check the following box, (c) submit this proxy in a timely manner and (d) tender your stock certificates to FMG Acquisition Corp. at or prior to the Special Meeting will result in the loss of your conversion rights.

☐ EXERCISE CONVERSION RIGHTS

        2.     Proposal 2 :    the First Amendment Proposal—the amendment to FMG Acquisition Corp.’s amended and restated certificate of incorporation, to remove certain provisions containing procedural and approval requirements applicable to FMG Acquisition Corp. prior to the consummation of the business combination that will no longer be operative after the consummation of the Merger since they are specific to blank check companies (“Proposal 2” or the “First Amendment Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

        3.     Proposal 3 :    the Second Amendment Proposal—the amendment to FMG Acquisition Corp.’s amended and restated certificate of incorporation, to increase the amount of authorized shares of common stock from 20,000,000 to 50,000,000 (“Proposal 3” or the “Second Amendment Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

        4.     Proposal 4 :    the Third Amendment Proposal—to change the name of FMG Acquisition Corp. to United Insurance Holdings Corp. (“Proposal 4” or the “Third Amendment Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

        5.     Proposal 5 :    to elect as directors the three persons listed as nominees below (“Proposal 5” or the “Director Proposal”):

Nominees for Directors Whose terms Will Expire in 2010

Gregory C. Branch, Alec L. Poitevint, II and Kent G. Whittemore

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

☐ FOR	☐ AGAINST	☐ ABSTAIN	☐ FOR ALL EXCEPT ___________

         6.     Proposal 6:     to approve the Adjournment Proposal—to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the special meeting, FMG Acquisition Corp. would not have been authorized to consummate the Merger (“Proposal 6” or the “Adjournment Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

    This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted “ FOR” Proposals 1, 2, 3, 4, 5 AND 6.

         Our Board of Directors believes that the Merger Proposal, the First Amendment Proposal, the Second Amendment Proposal, the Third Amendment Proposal, the Director Proposal and the Adjournment Proposal are fair to, and in the best interests of, all of our stockholders, including those who acquired shares in our IPO. Accordingly, our Board of Directors unanimously recommends that you vote “FOR” Proposal 1, the Merger Proposal; “FOR” Proposal 2, the First Amendment Proposal; “FOR” Proposal 3, the Second Amendment Proposal; “FOR” Proposal 4, the Third Amendment Proposal; “FOR” Proposal 5, the Director Proposal; and “FOR” Proposal 6, the Adjournment Proposal.

        In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the special meeting or any adjournments thereof. If you wish to vote in accordance with our Board of Directors’ recommendations, just sign below. You need not mark any boxes.

Dated	, 2008

Signature of Stockholder

Signature of Stockholder (if held jointly)

NOTES:

        1. Please sign your name exactly as your name appears hereon. If the shares are owned by more than one person, all owners should sign. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. If a corporation, please sign the full corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by an authorized person.

        2. To be valid, the enclosed form of proxy for the special meeting, together with the power of attorney or other authority, if any, under which it is signed, must be received by [                        ], Eastern Time, on [                        ], 2008 at the offices of our transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

        3. Returning the enclosed form of proxy will not prevent you from attending and voting in person at the special meeting or any adjournment or postponement thereof.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD
PROMPTLY TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that all of our directors, officers, employees and agents will be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust account or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust account or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust account or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Paragraph B of Article Eighth of our amended and restated certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Item 21. Exhibits and Financial Statement Schedules
(a)

Exhibit No.	Description

1.1	Agreement and Plan of Merger dated April 2, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. ***
1.2	Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp.
3.1	Form of Second Amended and Restated Certificate of Incorporation. ***
3.2	Bylaws.**
4.1	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and FMG.
5.1	Opinion of Ellenoff Grossman & Schole LLP.
10.1	Form of Investment Management Trust Account Agreement between Continental Stock Transfer & Trust Company and the Registrant. *
10.2	Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company, and the Initial Stockholders. *
10.3	Form of Registration Rights Agreement among the Registrant and Initial Stockholders. *
10.4	Form of Letter Agreement by and between the Registrant and Gordon G. Pratt. **
10.5	Form of Letter Agreement by and between the Registrant and Larry G. Swets, Jr. **
10.6	Form of Letter Agreement by and between the Registrant and FMG Investors LLC. **
10.7	Form of Letter Agreement by and between the Registrant and Thomas D. Sargent. **
10.8	Form of Letter Agreement by and between the Registrant and David E. Sturgess. **
10.9	Form of Letter Agreement by and between the Registrant and James R. Zuhlke. **
10.10	Form of Letter Agreement by and between the Registrant and John Petry. **
10.11	Administrative Services Agreement between the Registrant and Fund Management Group LLC. **
10.12	Subscription Agreement between the Registrant and the Sponsor.**
10.13	Promissory Note, dated May 22, 2007, issued to FMG Investors LLC in the amount of $100,000**
10.14	Subordinated Revolving Line of Credit Agreement by and between FMG Acquisition Corp. and FMG Investors LLC in the amount of $250,000.*
10.15	PLA Assumption Agreement, dated December 3, 2003, by and between United Property and Casualty Insurance Company and Citizens Property Insurance Corporation.
10.16	Policy Administration Agreement, as amended, between United Property and Casualty Insurance Company and West Point Underwriters , dated March 1, 2002 .
10.17	Lease Agreement between ARC Group and United Insurance Holdings, L.C., dated December 31, 2002.
10.18	Investment Management Agreement between United Property and Casualty Insurance Company and Synovus Trust Company, dated October 8, 2003.
10.19	First Modification Agreement to Loan Agreement and Loan Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.20	Term Promissory Note between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.21	Pledge and Security Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.22	Security Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.23	Security Agreement between United Insurance Management, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.24	Policy Administration Agreement between United Property and Casualty Insurance Company and CSC , dated March 11, 2008.
10.25	Form of First Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.26	Form of Second Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.27	Form of Third Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.28	Form of Fourth Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.29
Reimbursement Contract issued to United Property and Casualty Insurance Company by The State Board of Administration of
the State of Florida (SBA) which administers the Florida Hurricane Catastrophe Fund (FHCF), dated June 1, 2007.

10.30	Catastrophe Excess of Loss Treaty issued to United Property and Casualty Insurance Company by Caymaanz Insurance Company, dated June 1, 2007.
10.31	Surplus Note between United Property and Casualty Insurance Company and the State Board of Administration of Florida (SBA) dated September 22, 2006.
10.32	Form of Interests and Liabilities Agreement to Contract of Reinsurance issued to United Property and Casualty Insurance Company.
10.33	Lease Agreement between United Insurance Management, LLC and Osprey S.P. Properties, LLC, dated June 3, 2008.
10.34	Second Modification to Loan Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated August 11, 2008.
10.35	Form of Note Purchase Agreement between the Registrant and the Purchasers.
14	Code of Business Conduct and Ethics.**
23.1	Consent of Rothstein Kass.
23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1).
23.3	Consent of DeMeo, Young, McGrath, CPA.
23.4	Consent of Piper Jaffray & Co.
24.1	Power of Attorney (included on Signature Page)

*	Previously filed on Form 8-K filed with the Securities and Exchange Commission on October 12, 2007
**	Previously filed on Form S-1 filed with the Securities and Exchange Commission on June 4, 2007
***	Incorporated by reference to Annex A and B of the proxy statement filed as part of this Registration Statement

(b) Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in Related Parties as of December 31, 2007. Schedules other than those listed above are omitted for the reason that they are not applicable, not required or included in the Consolidated Financial Statements and the related Notes to Consolidated Financial Statements of United Holdings, L.C. and its subsidiaries.

(c) The fairness opinion of Piper Jaffray & Co. is being furnished as Annex C to this joint proxy statement/prospectus.

Item 22. Undertakings

A. The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form S-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form S-3.

(5) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement.

(6) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(7) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(9) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(11) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(12) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

B. The Company hereby undertakes:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington, State of Connecticut, on the 15th day of August, 2008.

FMG ACQUISITION CORP.

By:	/s/ Gordon G. Pratt
Gordon G. Pratt
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Gordon G. Pratt	Chairman, Chief Executive Officer and President	August 15, 2008
Gordon G. Pratt,	(Principal Executive Officer)

/s/ Larry G. Swets, Jr.	Chief Financial Officer, Executive Vice President,	August 15, 2008
Larry G. Swets, Jr.,	Secretary, Treasurer, and Director (Principal Financial and
Accounting Officer)

/s/ Thomas D. Sargent	Director	August 15, 2008
Thomas D. Sargent, by Gordon G. Pratt, attorney-in fact

/s/ David E. Sturgess	Director	August 15, 2008
David E. Sturgess, by Gordon G. Pratt, attorney-in fact

/s/ James R. Zuhlke	Director	August 15, 2008
James R. Zuhlke, by Gordon G. Pratt, attorney-in fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Agreement and Plan of Merger dated April 2, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. ***
1.2	Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp.
3.1	Form of Second Amended and Restated Certificate of Incorporation. ***
3.2	Bylaws.**
4.1	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and FMG.
5.1	Opinion of Ellenoff Grossman & Schole LLP.
10.1	Form of Investment Management Trust Account Agreement between Continental Stock Transfer & Trust Company and the Registrant. *
10.2	Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company, and the Initial Stockholders. *
10.3	Form of Registration Rights Agreement among the Registrant and Initial Stockholders. *
10.4	Form of Letter Agreement by and between the Registrant and Gordon G. Pratt. **
10.5	Form of Letter Agreement by and between the Registrant and Larry G. Swets, Jr. **
10.6	Form of Letter Agreement by and between the Registrant and FMG Investors LLC. **
10.7	Form of Letter Agreement by and between the Registrant and Thomas D. Sargent. **
10.8	Form of Letter Agreement by and between the Registrant and David E. Sturgess. **
10.9	Form of Letter Agreement by and between the Registrant and James R. Zuhlke. **
10.10	Form of Letter Agreement by and between the Registrant and John Petry. **
10.11	Administrative Services Agreement between the Registrant and Fund Management Group LLC. **
10.12	Subscription Agreement between the Registrant and the Sponsor.**
10.13	Promissory Note, dated May 22, 2007, issued to FMG Investors LLC in the amount of $100,000**
10.14	Subordinated Revolving Line of Credit Agreement by and between FMG Acquisition Corp. and FMG Investors LLC in the amount of $250,000.*
10.15	PLA Assumption Agreement, dated December 3, 2003, by and between United Property and Casualty Insurance Company and Citizens Property Insurance Corporation.
10.16	Policy Administration Agreement, as amended, between United Property and Casualty Insurance Company and West Point Underwriters , dated March 1, 2002 .
10.17	Lease Agreement between ARC Group and United Insurance Holdings, L.C., dated December 31, 2002.
10.18	Investment Management Agreement between United Property and Casualty Insurance Company and Synovus Trust Company, dated October 8, 2003.
10.19	First Modification Agreement to Loan Agreement and Loan Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.20	Term Promissory Note between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.21	Pledge and Security Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.22	Security Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.23	Security Agreement between United Insurance Management, L.C. and Columbus Bank and Trust Company, dated February 8, 2007.
10.24	Policy Administration Agreement between United Property and Casualty Insurance Company and CSC , dated March 11, 2008.
10.25	Form of First Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.26	Form of Second Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.27	Form of Third Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.28	Form of Fourth Property Catastrophe Excess of Loss Reinsurance contract issued to United Property and Casualty Insurance Company.
10.29
Reimbursement Contract issued to United Property and Casualty Insurance Company by The State Board of Administration of the State of Florida (SBA) which administers the Florida Hurricane Catastrophe Fund (FHCF), dated June 1, 2007.

10.30	Catastrophe Excess of Loss Treaty issued to United Property and Casualty Insurance Company by Caymaanz Insurance Company, dated June 1, 2007.
10.31	Surplus Note between United Property and Casualty Insurance Company and the State Board of Administration of Florida (SBA) dated September 22, 2006.
10.32	Form of Interests and Liabilities Agreement to Contract of Reinsurance issued to United Property and Casualty Insurance Company.
10.33	Lease Agreement between United Insurance Management, LLC and Osprey S.P. Properties, LLC, dated June 3, 2008.
10.34	Second Modification to Loan Agreement between United Insurance Holdings, L.C. and Columbus Bank and Trust Company, dated August 11, 2008.
10.35	Form of Note Purchase Agreement between the Registrant and the Purchasers.
14	Code of Business Conduct and Ethics.**
23.1	Consent of Rothstein Kass.
23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1).
23.3	Consent of DeMeo, Young, McGrath, CPA.
23.4	Consent of Piper Jaffray & Co.
24.1	Power of Attorney (included on Signature Page)

*	Previously filed on Form 8-K filed with the Securities and Exchange Commission on October 12, 2007
**	Previously filed on Form S-1 filed with the Securities and Exchange Commission on June 4, 2007
***	Incorporated by reference to Annex A and B of the proxy statement filed as part of this Registration Statement

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FMG ACQUISITION CORP.,

UNITED SUBSIDIARY CORP.

AND

UNITED INSURANCE HOLDINGS LC

Dated as of August 15, 2008

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 15, 2008 by and among United Insurance Holdings LC, a Florida limited liability company (the “Company”), FMG Acquisition Corp., a Delaware corporation (“Parent”), and United Subsidiary Corp., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”).  Parent, Merger Sub and the Company are sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

A.           Parent, Company, and Merger Sub intend to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger, as a result of which the entire issued and outstanding membership interest of the Company (the “Membership Interest”) will automatically be exchanged into the right to receive the Merger Consideration (as defined herein), without interest, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”) and the Florida Limited Liability Company Act (the “Florida Act”), each as amended.

B.           The individuals constituting the board of managers or directors of the Company (each a “Director” and collectively the “Board”) and the members of the Board of Directors of each of Parent and Merger Sub have unanimously approved this Agreement and the Merger and each of them have determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the respective best interests of the Company, Parent and Merger Sub.

C.  The Board has resolved to recommend that its members adopt this Agreement, and the Board of Directors of Parent has resolved to recommend that its stockholders adopt this Agreement.

D. The Parties have previously entered into an Agreement and Plan of Merger dated as of April 2, 2008 with respect to the Merger (the “Prior Agreement”).

E. As an inducement to the Parent and Company to agree to certain changes to the Prior Agreement, (a) Parent shall conduct a private placement (the “Private Placement”) pursuant to which it shall enter into a Note Purchase Agreement with the parties thereto (the “Note Purchase Agreement”) and issue promissory notes (the “Notes”) having an aggregate face value of $18,279,570 to various investors for: (1) cash consideration of $10,000,000 (for Notes having a face value of $10,752,688) and (2) the exchange of up to 869,565 shares of Common Stock currently held by certain stockholders of Parent (for Notes having a face value of $7,526,882) (collectively, the “Exchange Offer”), (b) Parent has agreed to conduct a tender offer to buy up to 3,320,672 shares of Parent common stock, par value $0.0001 per share (the “Common Stock”) at a price of $8.05 per share (the “Tender Offer”), (c) and FMG Investors LLC (“FMG Investors”) has agreed to surrender for cancellation up to: (1) 213,000 shares of Common Stock owned by it (the “Affiliate Shares”) and (2) warrants owned by FMG Investors in an amount equal to the number of Affiliate Shares surrendered (the “Affiliate Warrants”).

F. This Agreement amends and restates the Prior Agreement in its entirety.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree that the Prior Agreement is amended and restated in its entirety as follows:

ARTICLE I

TERMS OF THE MERGER

1.1 The Merger.

Upon the terms and subject to the conditions of this Agreement and in accordance with the Florida Act and the FBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. Upon consummation of the Merger, the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving company in the Merger (the “Surviving Company”), shall continue its limited liability company existence under the laws of the State of Florida as a wholly owned subsidiary of Parent.  It is not intended that the Merger shall be a tax free purchase and sale of the Membership Interest for federal, state and local Tax purposes.

1.2 The Closing; Effective Time; Effect.

(a) Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI hereof, the closing of the Merger (the “Closing”) shall take place by the exchange of original or facsimile or electronic copies of the respective Closing documents at 10:00 a.m. local time no later than the third Business Day after the date that all of the closing conditions set forth in Article VI have been satisfied or waived, unless another time, date or place is agreed upon in writing by the Parties hereto.  The date on which the Closing occurs is herein referred to as the “Closing Date.”

(b) Subject to the terms and conditions hereof, concurrently with the Closing, the Parties shall file with the Secretary of State of the State of Florida (the “Secretary of State”) articles of merger in accordance with the Florida Act and the FBCA (referred to collectively herein as the “Articles of Merger”) executed in accordance with the relevant provisions of the Florida Act and the FBCA and shall make all other filings or recordings required under the Florida Act, the FBCA and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), in order to effect the Merger.  The Merger shall become effective upon the filing of the Articles of Merger or at such other time as is agreed by the Parties hereto and specified in the Articles of Merger.  The time when the Merger shall become effective is herein referred to as the “Effective Time.”

(c)  From and after the Effective Time, except as otherwise expressly set forth herein, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

1.3 Exchange of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of Merger Sub or the Company:

(a) All of the Membership Interest issued and outstanding immediately prior to the Effective Time (other than Dissenting Membership Interest) shall automatically be converted into the right to receive an aggregate of:

(i) Twenty Five Million Dollars ($25,000,000) in cash (the “Cash Consideration”) payable, without interest, to the holders of Membership Interest of the Company (individually, a “Member” and collectively, the “Members”) in accordance with the allocation set forth in Exhibit A;

(ii) In addition to Section 1.3(a)(i), Eight Million Seven Hundred Fifty Thousand (8,750,000) shares of Common Stock, issuable to the Members in accordance with the allocation set forth in Exhibit A (the “Stock Consideration”);

(iii) In addition to Sections 1.3(a)(i)-(ii), 1,093,750 newly issued common stock purchase warrants which shall be identical to the IPO Warrants in all respects and subject to the terms and conditions of a Warrant Agreement, dated as of October 4, 2007 between Parent and Continental Stock Transfer & Trust Company, the form of which is filed as an Exhibit 4.5 to Parent’s registration statement on Form S-1 (SEC File No. 333-143466) (the “IPO Warrant Agreement”), issuable to the Members in accordance with the allocation set forth in Exhibit A (the “Warrant Consideration”) (the Cash Consideration, Stock Consideration and Warrant Consideration, collectively, the “Initial Consideration”);

(iv) In addition to Sections 1.3(a)(i)-(iii) and subject to Section 1.4, up to Five Million Dollars ($5,000,000) in cash (the “Additional Consideration”) payable, without interest, to the Members in accordance with the allocation set forth in Exhibit A;

(v) In addition to Sections 1.3(a)(i)-(iv), a number of shares of Common Stock equal to the quotient obtained by dividing (A) by (B), in accordance with the allocation set forth in Exhibit A. For the purposes of this subsection, (A) is the product obtained by multiplying (1) the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, after giving effect to the Tender Offer and Exchange Offer and (2) the amount of the original issue discount (“OID”) of the Notes and (B) is $8.00;

(vi) In addition to Sections 1.3(a)(i)-(v), a number of shares of Common Stock equal to the quotient obtained by dividing (A) by (B), in accordance with the allocation set forth in Exhibit A. For the purposes of this subsection, (A) is the product obtained by multiplying (1) the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, after giving effect to the Tender Offer and Exchange Offer and (2) ten percent (10%) of the amount of cash required for the Tender Offer above the sum of $11,232,884 (being the amount reserved for the conversion rights of the public stockholders) and the cash proceeds received from the sale of Notes and (B) is $8.00;

(vii) In addition to Sections 1.3(a)(i)-(vi), a number of shares of Common Stock equal to the product obtained by multiplying (A) and (B) and dividing the resulting product by (C), in accordance with the allocation set forth in Exhibit A. For purposes of this subsection, (A) is the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, on a fully diluted basis, after giving effect to the Tender Offer and Exchange Offer and (B) is the product obtained by multiplying $0.05 and the sum of (1) the number of shares of Common Stock received by the Company in the Exchange Offer and (2) the number of shares of Common Stock purchased in the Tender Offer and (C) is $8.00; and

(viii) In addition to Sections 1.3(a)(i)-(vii), a number of common stock purchase warrants identical to the IPO Warrants equal to the number of shares of Common Stock granted pursuant to Sections 1.3(a)(v), (vi) and (vii) in accordance with the allocation as determined immediately prior to the Effective Time.

(ix) The consideration set forth in Sections 1.3(a)(v), (vi), (vii) and (viii) is referred to herein as the “Additional Share and Warrant Consideration” and the Initial Consideration, Additional Consideration and Additional Share and Warrant Consideration are referred to collectively herein as the “Merger Consideration”. FMG Investors hereby covenants and agrees to surrender a number of Affiliate Shares and a number of Affiliate Warrants for cancellation immediately prior to the Closing in an amount equal to the Additional Share and Warrant Consideration. The Additional Share and Warrant Consideration shall be subject to the terms and conditions of an escrow agreement (the “Escrow Agreement”), the form of which is filed as Exhibit 10.2 to Parent’s registration statement on Form S-1 (SEC File No. 333-143466).

(b) Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be exchanged into membership interests of the Surviving Company, and all such membership interests shall constitute the only outstanding membership interests of the Surviving Company following the Effective Time.  From and after the Effective Time, any certificate representing the common stock of Merger Sub shall be deemed for all purposes to represent membership interests of the Surviving Company into which such shares of common stock of Merger Sub represented thereby were exchanged in accordance with the immediately preceding sentence.

(c) All Membership Interests (except the Dissenting Membership Interest) shall, by virtue of the Merger and without any action on the part of the Members, be automatically cancelled and shall cease to exist, and each Member shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) It is expressly understood and agreed by the parties that the Merger Consideration shall be reduced on a pro rata basis with respect to those Membership Interests that constitute Dissenting Membership Interests. By way of example, in the event there are Dissenting Membership Interests equal to 3% of all Membership Interests, the Merger Consideration shall be reduced by 3%.

1.4 Additional Consideration. Parent shall pay to the Paying Agent (as defined below) as part of the Exchange Fund (as defined below) for distribution to the Members Two Dollars ($2.00) in cash for each dollar exceeding the Net Income Target of the Surviving Company during either of the period of (i) July 1, 2008 through June 30, 2009 (“Period One”), and (ii) January 1, 2009 through December 31, 2009 (“Period Two”). In no event shall the Additional Consideration exceed $5,000,000 in aggregate. For purposes of this Section 1.4, “Net Income Target” shall mean the Net Income of the Surviving Company equal to Twenty Five Million Dollars ($25,000,000) and “Net Income” shall mean the sum of (a) the net income achieved by Surviving Company for the applicable period computed according to United States generally accepted accounting principles (“GAAP”) applied in a manner consistent with the Company’s past practices (but excluding (i) costs and expenses associated with this Agreement and the Merger and (ii) revenue associated with bonuses paid to the Company under any “take-out” transactions completed before January 1, 2008) plus (b) an amount equal to the after-tax amount incurred by Parent by adding (1) interest expense payable during such period on the Notes plus (2) the value of any original issue discount recorded as an expense in connection with such Notes during such period. The Additional Consideration, if any, shall be payable to the Members within forty five (45) days after the end of Period One and/or Period Two, respectively, and shall be allocated among the Members as set forth on Exhibit A. For illustration purposes, in the event the Surviving Company achieves a Net Income of $27,500,000 for Period One, the Additional Consideration shall equal $5,000,000. For illustration purposes, in the event the Surviving Company does not achieve the Net Income Target for Period One and achieves a Net Income of $27,500,000 for Period Two, the Additional Consideration shall equal $5,000,000. For further illustration purposes, in the event the Surviving Company achieves a Net Income of $25,500,000 for Period One and achieves a Net Income of $26,000,000 for Period Two, the Additional Consideration shall equal $3,000,000, of which $1,000,000 will be paid for Period One and $2,000,000 for Period Two. For further illustration purposes, in the event the Surviving Company does not achieve the Net Income Target for Period One or Period Two, no Additional Consideration shall be payable to the Members.

1.5 Tender and Payment.

(a) Paying Agent; Deposit of Exchange Fund.  Prior to the Effective Time, Parent and Company shall execute a Paying Agent Agreement designating Continental Stock Transfer & Trust Company as the paying agent for the Merger Consideration (the “Paying Agent”).  No later than the Effective Time, Parent shall deposit with the Paying Agent the Cash Consideration by wire transfer of immediately available funds and shall deliver to the Paying Agent certificates representing the Stock Consideration and Warrant Consideration and such portion of the Additional Share and Warrant Consideration to which they are entitled, to be held for the benefit of the Members (other than holders of Dissenting Membership Interests). No later than (a) forty five (45) days after the end of Period One, and (b) as soon as practicable (but no later than five (5) days) after the filing of Parent’s Form 10-K with the Securities and Exchange Commission (the “SEC”) for Period Two, Parent shall deposit with the Paying Agent Additional Consideration, if any, by wire transfer of immediately available funds (collectively with the Initial Consideration and Share Consideration, the “Exchange Fund”).  The Exchange Fund shall be held by the Paying Agent pursuant to the Paying Agent Agreement.  Pursuant to the Paying Agent Agreement, the Paying Agent shall distribute the Exchange Fund to the holders of the Membership Interests pursuant to the allocation set forth in Exhibit A.

(b) Distribution Procedures.  Promptly after the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each Member of record, as of the Effective Time, a letter of transmittal in such form attached to the Paying Agent Agreement which shall set forth instructions for distributing the Merger Consideration in respect of the Membership Interests pursuant to Section 1.3(a) hereof.  Upon delivery to the Paying Agent of the letter of transmittal (which such letter shall contain an agreement to be bound by the terms and conditions of the IPO Warrant Agreement and the Escrow Agreement with respect to the Warrant Consideration and the Additional Share and Warrant Consideration), properly completed and duly executed by each Member in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Membership Interests shall be entitled to receive in exchange therefore its allocable share of the Merger Consideration, to be mailed promptly following the Paying Agent’s receipt of such letter of transmittal.  No interest shall be paid or accrued for the Cash Consideration or any Additional Consideration payable hereunder.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the Membership Interest is registered, it shall be a condition of payment that the letter of transmittal be in proper form for such transfer and that the Person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a Person other than the registered holder of the Membership Interest or such Person shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. Until receipt from a Member of a duly executed letter of transmittal as contemplated by this Section 1.5 (which such letter shall contain such (i) customary representations and warranties, including, but not limited to, such Members’ right, title and interest in their Membership Interest; their acceptance of the terms and conditions of the proposed transaction; and acknowledgement by each Member that any and all rights, preferences, privileges and obligations owed by the Company to the Members, whether contained in the Member’s Agreement or otherwise, shall cease and be of no further force or effect and (ii) the lock-up provisions contained in Exhibit C, if applicable to such member), each Membership Interest shall be deemed at all times after the Effective Time to represent only the right to receive its allocable share of the Merger Consideration as contemplated by Section 1.3(a) hereof, without interest thereon.  The Paying Agent shall accept such letters of transmittal upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(c) Transfer Books; No Further Ownership Rights in the Membership Interest.  At the Effective Time, the transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Membership Interest on the records of the Company.  From and after the Effective Time, the Membership Interest outstanding immediately prior to the Effective Time shall cease to have any rights, except as otherwise provided for herein or by applicable Law.

(d) Termination of Exchange Fund; No Liability.  Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the Members following the one year anniversary of the end of Period Two shall be delivered to the Surviving Company upon demand, and any Members who have not theretofore complied with this Section 1.5 shall thereafter be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration, payable without any interest thereon.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Merger Consideration shall not have been collected prior to one year (1) year after the end of Period Two (or immediately prior to such earlier date on which any cash would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such unclaimed Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Fractional Shares. No certificates or scrip representing fractional shares of Common Stock or book-entry credit of the same shall be issued upon the surrender of the Membership Interest for exchange and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each Member who exchanged Membership Interest pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Common Stock multiplied by (ii) the closing price for a share of Common Stock on the over the counter bulletin board, or such other public market on the date of the Effective Time or, if such date is not a Business Day, the Business Day immediately before the date on which the Effective Time occurs.

(g) Withholding Taxes.  Parent and the Surviving Company shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the Merger Consideration payable to a Member pursuant to the Merger any such amounts as are required under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law.  To the extent that such amounts are so withheld by Parent or the Surviving Company, or caused to be withheld by the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Members in respect of which such deduction and withholding was made by Parent, the Surviving Company or the Paying Agent, as the case may be.

1.6 Dissenting Members.

Notwithstanding any provision of this Agreement to the contrary, to the extent that Members are entitled to appraisal rights under Chapter 608.4352 of the Florida Act, Membership Interest issued and outstanding immediately prior to the Effective Time with respect to which the holder thereof has properly exercised and perfected the right to dissent from the Merger and to be paid fair value in accordance with the Florida Act and as to which, as of the Effective Time, the holder thereof has not failed to timely perfect or shall have not effectively withdrawn or lost dissenters’ rights under the Florida Act (the “Dissenting Membership Interest”), shall not be exchanged into or represent a right to receive the Merger Consideration into which Membership Interest are exchangeable pursuant to Section 1.3(a) hereof, but the holder thereof shall be entitled only to such rights as are granted by the Florida Act.  Notwithstanding the immediately preceding sentence, if any Member who demands appraisal rights with respect to his, her or its Membership Interest under the Florida Act effectively withdraws or loses (through failure to perfect or otherwise) his, her or its appraisal rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such Member’s Membership Interest shall thereupon be deemed to have been exchanged as of the Effective Time into the right to receive the Merger Consideration as provided in Section 1.3(a) hereof, without interest thereon, and such Membership Interest shall no longer be Dissenting Membership Interest.  At the Effective Time, any holder of Dissenting Membership Interest shall cease to have any rights with respect thereto, except the rights provided under the Florida Act and as provided in this Section 1.6.  The Company shall give Parent (i) prompt written notice of any notice of intent to demand fair value for any Membership Interest, withdrawals of such notices, and any other instruments served pursuant to the Florida Act and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value of Membership Interest under the Florida Act.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value of Membership Interest or offer to settle or settle any such demands.

1.7 Articles of Organization and Governing Documents.

At and after the Effective Time and by virtue of the Merger, and until the same have been duly amended, (i) the Articles of Organization of the Company (the “Articles”), as in effect immediately prior to the Effective Time, shall be the articles of organization of the Surviving Company and (ii) the Member Agreement, as amended, of the Company (“Member Agreement”) shall be amended and restated in its entirety in substantially the form set forth in Exhibit B (the “Amended Member Agreement”) and such Amended Member Agreement shall be the governing document of the Surviving Company.

1.8 Managers, Directors and Officers; Lock Up Agreements.

(a) At and after the Effective Time, the board of managers of the Surviving Company and the board of directors of Parent shall each consist of six (6) members and each comprised of three (3) members appointed by Parent (who initially will be Messrs. Gordon G. Pratt, Larry G. Swets, Jr. and James R. Zuhlke) and three (3) members appointed by the Company (who initially will be Messrs. Gregory C. Branch, Alec L. Pointevint, II and Kent G. Whittemore). Mr. Branch shall initially serve as the Chairman of the Board of the Surviving Company and Parent and Mr. Pratt shall initially serve as Vice Chairman of the Board of the Surviving Company and Parent, in each case until their respective successors are duly elected or appointed and qualify.  Each of the Parties hereto shall take all necessary action to effectuate the forgoing sentence.  At the Effective Time, the board of managers of the Surviving Company and the board of directors of Parent each shall appoint and designate as officers of the Surviving Corporation and Parent respectively: (i) Mr. Donald J. Cronin as President & Chief Executive Officer, (ii) Mr. Nicholas W. Griffin as Chief Financial Officer, and (iii) Mr. Melville Atwood Russell, II as Chief Underwriting Officer. If, at the Effective Time, a vacancy shall exist on the board of directors, board of managers or in any office of the Surviving Company or Parent, such vacancy may thereafter be filled in the manner provided by the Parent Organizational Documents, the Company’s Articles, the Member Agreement or the Law.

(b) Certain officers and directors of Parent set forth below (“Parent Executives”), and certain entities set forth below (“Entity Equity Holders”) shall enter into “lock-up” agreements substantially in the form set forth in Exhibit C (each an “Executive Lock Up Agreement” or “Entity Lock Up Agreement”) pursuant to which such Parent Executives or Entity Equity Holders, as the case may be, shall agree, for a period of 90 days from the Effective Time, that such Parent Executives or Entity Equity Holders shall neither, on their own behalf or on behalf of entities, family members or trusts affiliated with or controlled by them, offer, issue, grant any option on, sell or otherwise dispose of any Stock Consideration or Warrant Consideration issued to such Parent Executives and Entity Equity Holders, as the case may be, pursuant to Section 1.3(a) hereinabove, without the prior consent of Parent. Initially, the Parent Executives shall include Messrs. Branch, Pointevint, Whittemore, Cronin, Griffin, Russell and Eugene Hearn and any other new officer or director of Parent. The Entity Equity Holders shall include Synovus Financial Corp. and Minova Enterprises Ltd.

1.9 Other Effects of the Merger.

The Merger shall have all further effects as specified in the applicable provisions of the Florida Act.

1.10  Additional Actions.

If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Merger Sub or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company to Parent and Merger Sub are qualified by the Company disclosure schedule, which sets forth certain disclosures concerning the Company, its subsidiaries (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”) and its business (the “Company Disclosure Schedule”). The Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization and Good Standing.

Each of the Company and the Company Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  Each of the Company and the Company Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.  The Company has heretofore made available to Parent accurate and complete copies of the Company’s Articles and Member Agreement and the certificate of incorporation, articles of organization, by-laws, operating agreements and the equivalent organizational documents of each of the Company Subsidiaries, each as currently in effect.  None of the Company or any Company Subsidiary is in violation of any provision of the Articles, certificate of incorporation, Member Agreement, the by-laws or its equivalent organizational documents as the case may be.

For purposes of this Agreement, the term “Company Material Adverse Effect” shall mean any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company and the Company Subsidiaries, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets but only to the extent such events are deemed to have a direct impact on the existing operations of the Company and its future operating prospects, (ii) any change affecting the United States economy generally or the economy of any region in which such entity conducts business that is material to the business of such entity but only to the extent such events are deemed to have a direct impact on the existing operations of the Company and its future operating prospects, (iii) the announcement of the execution of this Agreement, or the pendency of the consummation of the Merger, (iv) any change in GAAP or interpretation thereof after the date hereof, or (v) the execution and performance of or compliance with this Agreement.

2.2 Capitalization.

(a) Except for the Membership Interest held by the Members as set forth in Exhibit A, no Membership Interest are issued and outstanding. All of the outstanding Membership Interest are duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights.  None of the outstanding securities of the Company has been issued in violation of any foreign, federal or state securities Laws.  Except as set forth above, no Membership Interest, or other equity or voting interests in the Company, or options, warrants or other rights to acquire any such Membership Interest or securities were issued, reserved for issuance or outstanding.  The Company has not granted any restricted Membership Interest, warrants or other rights to purchase Membership Interest or entered into any other agreements or commitments to issue any Membership Interest and has not split, combined or reclassified any Membership Interest.

(b) The Company directly or indirectly owns all of the capital stock of, or other equity interests in, the Company Subsidiaries. There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii)  bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued Membership Interest of, or other equity interests in, the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or Membership Interest of, or other equity interest in, the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of the Company Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such equity interest. There are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Membership Interest, capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c) There are no stockholders or members agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the Membership Interest or the capital stock or equity interests of any Company Subsidiary.

(d) No Indebtedness of the Company or any of the Company Subsidiaries contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any of the Company Subsidiaries, or (iii) the ability of the Company or any of the Company Subsidiaries to grant any Encumbrance on its properties or assets.  As used in this Agreement, “Indebtedness” means (A) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than Expenses and current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (B) any other indebtedness that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (C) all obligations under financing leases, (D) all obligations in respect of acceptances issued or created, (E) all liabilities secured by an Encumbrance on any property and (F) all guarantee obligations.

(e) Since January 1, 2005, the Company has not declared or paid any distribution or dividend in respect of the Membership Interest and has not repurchased, redeemed or otherwise acquired any Membership Interest, and the Board has not authorized any of the foregoing.

2.3 Subsidiaries.

(a) The Company has provided to Parent true, complete and correct list of all Company Subsidiaries and their respective jurisdictions of organization.  Each Company Subsidiary is wholly owned, directly or indirectly, by the Company.  All of the capital stock and other equity interests of the Company Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Encumbrance with respect thereto.  All of the outstanding shares of capital stock or other equity interests in each of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable Laws.  No capital stock or other equity interests of any of the Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of, or other equity interests in, any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock or other equity interests, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or other equity interests or securities convertible into or exchangeable for such shares or interests.  Neither the Company nor any Company Subsidiary owns any shares of capital stock or other equity or voting interests in (including any securities exercisable or exchangeable for or convertible into capital stock or other equity or voting interests in) any other Person other than publicly traded securities constituting less than five percent of the outstanding equity of the issuing entity, other than capital stock or other equity interest of the Company Subsidiaries owned by the Company or another Company Subsidiary.

(b) Section 2.3(b) of the Company Disclosure Schedule lists the jurisdiction of domicile of each Company Subsidiary conducting insurance operations and all jurisdictions in which each such Company Subsidiary is licensed to write insurance business.  Neither the Company nor any Company Subsidiary is or has been since January 1, 2005 “commercially domiciled” in any jurisdiction other than its jurisdiction of organization or is or since January 1, 2005 otherwise has been treated as domiciled in a jurisdiction other than its jurisdiction of organization. Each of the Company Subsidiaries conducting insurance operations is (i) duly licensed or authorized as an insurance company in its state of organization, (ii) duly licensed or authorized as an insurance company in each other jurisdiction where it is required to be so licensed or authorized and (iii) duly authorized in its jurisdiction of incorporation and each other applicable jurisdiction to write each line of business reported as being written in the Company SAP Statements.  All of the Company Permits of such Company Subsidiaries conducting insurance operations are in full force and effect and there is no proceeding or, to the knowledge of the Company, investigation to which the Company or any Company Subsidiary is subject before a Governmental Authority that is pending or, to the knowledge of the Company, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such Company Permits.

2.4 Authorization; Binding Agreement.

The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (i) have been duly and validly authorized by the Board of the Company, and (ii) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than receipt of the Required Company Vote. The affirmative vote of the Members of the Company holding at least 66 2/3% of the issued and outstanding Membership Interest (the “Required Company Vote”) is necessary to approve and adopt this Agreement and to consummate the transactions contemplated hereby (including the Merger).  This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally, and the fact that equitable remedies or relief (including, but not limited to, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

2.5 Governmental Approvals.

No consent, approval, waiver, authorization or permit of, or notice to or declaration or filing with (each, a “Consent”), any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization, other than the Florida Office of Insurance Regulation (each, a “Governmental Authority”), on the part of the Company or any of the Company Subsidiaries is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (including the Merger), other than (i) the filing of the Articles of Merger with the Secretary of State in accordance with the Florida Act, (ii) such filings as may be required in any jurisdiction where the Company or any Company Subsidiary is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, and (iii) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”).

2.6 No Violations.

The execution and delivery by the Company of this Agreement, the consummation by the Company of the Merger and the other transactions contemplated hereby, and compliance by the Company with any of the provisions hereof, will not (i) conflict with or violate any provision of the Articles, Member Agreement, certificate of incorporation, operating agreement, by-laws or equivalent organizational documents of the Company or any of the Company Subsidiaries, (ii) require any Consent under or result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation, amendment or acceleration) under, any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company’s or any of the Company Subsidiaries’ assets are bound, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any liens, claims, mortgages, pledges, security interests, equities, options, assignments, hypothecations, preferences, priorities, deposit arrangements, easements, proxies, voting trusts or charges of any kind or restrictions (whether on voting, sale, transfer, disposition or otherwise) or other encumbrances or restrictions of any nature whatsoever, whether imposed by agreement, Law or equity, or any conditional sale contract, title retention contract or other contract to give or refrain from giving any of the foregoing (the “Encumbrances”) upon any of the properties, rights or assets of the Company or any of the Company Subsidiaries causing a Company Material Adverse Effect, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.5 hereof, conflict with, contravene or violate in any material respect any foreign, federal, state or local Order, statute, law, rule, regulation, ordinance, writ, injunction, arbitration award, directive, judgment, decree, principle of common law, constitution, treaty or any interpretation thereof enacted, promulgated, issued, enforced or entered by any Governmental Authority (each, a “Law” and collectively, the “Laws”) to which the Company or any of the Company Subsidiaries or any of their respective assets or properties is subject.

2.7 Company Financial Statements.

(a) As used herein, the term “Company Financials” means the Company’s audited consolidated financial statements (including, in each case, any related notes thereto), consisting of the Company’s balance sheets, statements of income and statements of cash flow, as of December 31, 2005, December 31, 2006 and December 31, 2007 and the unaudited consolidated financial statements as of June 30, 2008 and any subsequent quarter. The Company has made or will make available to Parent true and complete copies of the Company Financials. The Company Financials (i) in all material respects accurately reflects or will reflect the Company’s books and records as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except for the absence of footnotes and year-end audit adjustments in the case of unaudited Company Financials), (iii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated and (iv) to the extent required for inclusion in the Proxy Statement, comply in all material respects with the Securities Act of 1933, as amended (the “Securities Act”), Regulation S-X and the published general rules and regulations of the SEC.

(b) The Company has disclosed to Parent and the Company’s outside auditors and the Board (i) all significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) None of the Company, any Company Subsidiary, or any manager, director, officer, or to the Company’s knowledge, any auditor or accountant of the Company or any Company Subsidiary or any employee of the Company or any Company Subsidiary has received any complaint, allegation, assertion or claim, whether or not in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of any violation of consumer protection, insurance (including regulations and Orders promulgated by the Florida Office of Insurance Regulation) or securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, Directors, employees or agents to the Board or any committee thereof or to any Director or executive officer of the Company.

(d) As used herein, the term “Company SAP Statements” means the statutory statements of the Company and each of the Company Subsidiaries as filed with the Florida Office of Insurance Regulation for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 and any such quarterly statutory statements filed subsequent to the date hereof.  The Company has made available to Parent true and complete copies of the Company SAP Statements filed as of the date of this Agreement with respect to the Company and with respect to the Company Subsidiaries required to file such Company SAP Statements.  The Company and each of the Company Subsidiaries has filed or submitted, or will file or submit, all Company SAP Statements required to be filed with or submitted to the Florida Office of Insurance Regulation on forms prescribed or permitted by the Florida Office of Insurance Regulation.  The Company SAP Statements were, and any Company SAP Statements filed after the date hereof will be, prepared in all material respects in conformity with statutory accounting principles (“SAP”) consistently applied for the periods covered thereby, and the Company SAP Statements present, and any Company SAP Statements filed after the date hereof will present, in all material respects the statutory financial position of the Company and such Company Subsidiaries as of the respective dates thereof and the results of operations of the Company and such Company Subsidiaries for the respective periods then ended.  The Company SAP Statements complied, and the Company SAP Statements filed after the date hereof will comply, in all material respects with all applicable Laws when filed, and no deficiency has been asserted with respect to any Company SAP Statements filed prior to the date hereof by the Florida Office of Insurance Regulation or any other Governmental Authority.  The annual statutory balance sheets and income statements included in the Company SAP Statements as of the date hereof have been, where required by applicable Law, audited by Thomas, Howell & Ferguson, P.A. and the Company has made available to Parent true and complete copies of all audit opinions related thereto.  Except as indicated therein, all assets that are reflected as admitted assets on the Company SAP Statements comply in all material respects with all applicable Laws.  The Company and Company Subsidiaries use only prescribed (and no permitted) practices in the preparation of the Company SAP Statements.

(e) The policy reserves and other actuarial amounts carried on the Company SAP Statements of the Company and each Company Subsidiary, as of the respective dates of such Company SAP Statements, (i) were in compliance in all material respects with the requirements for reserves established by the Florida Office of Insurance Regulation, (ii) have been computed in all material respects in accordance with the requirements for reserves established by the Florida Office of Insurance Regulation, (iii) were determined in all material respects in accordance with generally accepted actuarial principles in effect at such time, consistently applied and prepared in accordance with applicable SAP, (iv) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the Company SAP Statements, (v) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such financial statements, (vi) were fairly stated in all material respects in accordance with sound actuarial principles, and (vii) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable Laws and in accordance, in all material respects, with prudent insurance practices generally followed in the insurance industry.  To the knowledge of the Company, there are no facts or circumstances that could reasonably necessitate any material change in such reserves above those reflected in the Company SAP Statements (other than increases or decreases consistent with past experience, computed in a manner consistent with past practice, and resulting from the ordinary course of business).

(f) Except for assessments of state mandated funds and associations, no claim or assessment is pending or, to the knowledge of the Company, threatened against any Company Subsidiary.

2.8 Absence of Certain Changes.

(a) Except as consented to in writing by Parent (and excluding the Merger), since December 31, 2007, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not occurred any action that would constitute a breach of Section 4.1 if such action were to occur or be taken after the date of this Agreement.

(b) Since December 31, 2007, there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.9 Absence of Undisclosed Liabilities.

Except as and to the extent reflected or reserved against in the Company Financials, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Company Financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since June 30, 2008 in the ordinary course of business.

2.10 Compliance with Laws.

Neither the Company nor any of the Company Subsidiaries is in conflict with, or in default or violation of, nor since January 1, 2005 has it received any notice of any conflict with, or default or violation of, (A) any applicable Law by which it or any property or asset of the Company or any Company Subsidiary is bound or affected, or (B) any Company Material Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property, asset or right of the Company or any Company Subsidiary is bound or affected, except, in each case, for any such conflicts, defaults or violations that would not reasonably be expected to be material to the Company or any of its Subsidiaries.  Notwithstanding the generality of the foregoing, (x) the Company and each Company Subsidiary and, to the knowledge of the Company, their respective agents, have marketed, sold and issued insurance products in compliance in all material respects with all Laws applicable to the business of the Company and such Company Subsidiary and in the respective jurisdictions in which such products have been sold, (y) since January 1, 2005, the Company and each Company Subsidiary have given or made all required notices, submissions, reports or other filings under applicable Law, including insurance holding company statutes, and (z) all contracts, agreements, arrangements and transactions in effect between the Company, any Company Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes. There is no pending or, to the knowledge of the Company, threatened proceeding or investigation to which the Company or a Company Subsidiary is subject before any Governmental Authority regarding whether the Company or any of the Company Subsidiaries has violated in any material respect (and none of the Company or any Company Subsidiary has received notice since January 1, 2005 of any material violation of or noncompliance with any Law applicable to the Company or any Company Subsidiary, or directing the Company or any Company Subsidiary to take any remedial action with respect to such applicable Law or otherwise, and no material deficiencies of the Company or any Company Subsidiary have been asserted to the Company or any Company Subsidiary by any Governmental Authority with respect to possible violations of) any applicable Laws. Since January 1, 2005, the Company and the Company Subsidiaries have filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any insurance regulatory authority or Governmental Authority, and all such reports, registrations, filings and submissions are in compliance (and complied at the relevant time) with applicable Law and no material deficiencies have been asserted by any such Governmental Authority since January 1, 2005 with respect to any reports, statements, documents, registrations, filings or submissions required to be filed with respect to the Company or the Company Subsidiaries with any Governmental Authority that have not been remedied.  Since January 1, 2005, the businesses of the Company and each Company Subsidiary are and have been conducted in compliance in all material respects with any applicable Laws.

2.11 Regulatory Agreements; Permits.

(a) There are no (1) written agreements, consent agreements, memoranda of understanding, commitment letters, cease and desist orders, or similar undertakings to which the Company or any Company Subsidiary is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, (2) Orders or directives of or supervisory letters from a Governmental Authority specifically with respect to the Company or any Company Subsidiary, or (3) resolutions or policies or procedures adopted by the Company or a Company Subsidiary at the request of a Governmental Authority, that (A) limit in any material respect the ability of the Company or any of the Company Subsidiaries to issue insurance policies, (B) in any manner impose any requirements on the Company or any of the Company Subsidiaries in respect of risk-based capital requirements that materially add to or otherwise materially modify in any respect the risk-based capital requirements imposed under applicable Laws, (C) require the Company or any of its affiliates to make capital contributions, purchase surplus notes or make loans to a Company Subsidiary, or (D) in any manner relate to the ability of the Company or any of the Company Subsidiaries to pay dividends or otherwise materially restrict the conduct of business of the Company or any of the Company Subsidiaries in any respect.

(b) The Company and the Company Subsidiaries hold all permits, licenses, franchises, grants, authorizations, consents, exceptions, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to lawfully conduct their businesses as presently conducted and contemplated to be conducted, and to own, lease and operate their assets and properties (collectively, the “Company Permits”), all of which are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure of any Company Permits to have been in full force and effect, or the suspension or cancellation of any of the Company Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 2.11(b) of the Company Disclosure Schedule sets forth each Company Permit. The Company and the Company Subsidiaries are not in violation in any material respect of the terms of any Company Permit.

(c) No investigation, review or market conduct examination by any Governmental Authority with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor does the Company have knowledge of any Governmental Authority’s intention to conduct any such investigation or review.

2.12 Litigation.

There is no private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation (each, an “Action”) pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of their respective properties, rights or assets or any of their respective managers, officers or directors (in their capacities as such) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no decree, directive, order, writ, judgment, stipulation, determination, decision, award, injunction, temporary restraining order, cease and desist order or other order by, or any capital plan, supervisory agreement or memorandum of understanding with any Governmental Authority (each, an “Order”) binding against the Company, any of the Company Subsidiaries or any of their respective properties, rights or assets or any of their respective managers, officers or directors (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and the Company Subsidiaries are in material compliance with all Orders.   There is no material Action that the Company or any of the Company Subsidiaries has pending against other parties.

2.13 Restrictions on Business Activities.

There is no agreement or Order binding upon the Company or any of the Company Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, preventing, restricting or impairing in any respect any business practice of the Company or any of the Company Subsidiaries as their businesses are currently conducted, any acquisition of property by the Company or any of the Company Subsidiaries, the conduct of business by the Company or any of the Company Subsidiaries as currently conducted, or restricting in any material respect the ability of the Company or any of the Company Subsidiaries from engaging in business as currently conducted or from competing with other parties.

2.14 Material Contracts.

(a) Section 2.14 of the Company Disclosure Schedule sets forth a list of, and the Company has made available to Parent, true, correct and complete copies of, each written contract, agreement, commitment, arrangement, lease, license, permit or plan and each other instrument to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound as of the date hereof (each, a “Company Material Contract”) that:

(i) is described in the Company SAP Statements and the Company Financials for the year ended December 31, 2007;

(ii) contains covenants that materially limit the ability of the Company or any Company Subsidiary (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Company or any of its affiliates) (A) to compete in any line of business or with any Person or in any geographic area or to sell, supply, price, develop or distribute any service, product or asset, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other entity, except, in each case, for any such contract that may be canceled without any penalty or other liability to the Company or any Company Subsidiary upon notice of 60 days or less;

(iii) involves any joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iv) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(v) relates to indebtedness (whether incurred, assumed, guaranteed or secured by any asset) having an outstanding principal amount in excess of $50,000;

(vi) was entered into after January 1, 2005 or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person;

(vii) by its terms calls for aggregate payments by the Company or the Company Subsidiaries under such contract of more than $50,000 per year;

(viii) with respect to any material acquisition, pursuant to which the Company or any Company Subsidiary has (A) any continuing indemnification obligations or (B) any “earn-out” or other contingent payment obligations;

(ix)  involves any managers, directors or executive officers of the Company or any Company Subsidiary that cannot be cancelled by the Company (or the applicable Company Subsidiary) within 60 days’ notice without liability, penalty or premium;

(x) obligates the Company or any Company Subsidiary to provide indemnification or a guarantee in excess of $50,000;

(xi) obligates the Company or any Company Subsidiary to make any capital commitment or expenditure (including pursuant to any joint venture);

(xii) relates to the development, ownership, licensing or use of any Intellectual Property material to the business of the Company or any of its subsidiaries, other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software Agreements”); or

(xiii) provides for any confidentiality or standstill arrangements.

(b) With respect to each Company Material Contract:  (i) the Company Material Contract is legal, valid, binding and enforceable in all material respects against the Company or the Company Subsidiary party thereto and, to the Company’s knowledge, the other party thereto, and in full force and effect; (ii) except as set forth in Section 2.14 of the Disclosure Schedule, the consummation of the transactions contemplated by the Agreement will not affect the terms, validity or enforceability of the Company Material Contract against the Surviving Company or such Company Subsidiary and, to the Company’s knowledge, the other party thereto; (iii) neither the Company nor any of the Company Subsidiaries is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by the Company or any of the Company Subsidiaries, or permit termination or acceleration by the other party, under the Company Material Contract; and (iii) to the Company’s knowledge, no other party to the Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Company or any of the Company Subsidiaries, under such Company Material Contract.

2.15 Intellectual Property.

(a) Section 2.15(a) of the Company Disclosure Schedule contains a list of (A) all registered Intellectual Property, Intellectual Property that is the subject of a pending application for registration, and material unregistered Intellectual Property, in each case that is, owned by the Company or any of the Company Subsidiaries and (B) all material Intellectual Property, other than Off-the-Shelf Software Agreements, licensed, used or held for use by the Company or any of the Company Subsidiaries in the conduct of its business (“Licensed Intellectual Property”).  Except where failure to own, license or otherwise possess such rights has not had and would not reasonably be expected to result in a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has (i) all right, title and interest in and to all Company Intellectual Property owned by it, (the “Company Intellectual Property”) free and clear of all Encumbrances, other than Permitted Encumbrances and (ii) all necessary proprietary rights in and to all of its Licensed Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  Neither the Company nor any of the Company Subsidiaries has received any notice alleging that it has infringed, diluted or misappropriated, or, by conducting its business as proposed, would infringe, dilute or misappropriate, the Intellectual Property rights of any Person, and to the knowledge of the Company there is no valid basis for any such allegation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will impair or materially alter the Company’s or any Company Subsidiary’s rights to any Company Intellectual Property or Licensed Intellectual Property.  To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of the Company Intellectual Property or Licensed Intellectual Property by any third party.  All of the rights within the Company Intellectual Property and Licensed Intellectual Property are valid, enforceable and subsisting, and there is no Action that is pending or, to the Company’s knowledge, threatened that challenges the rights of the Company or any of the Company Subsidiaries in respect of any Company Intellectual Property or Licensed Intellectual Property or the validity, enforceability or effectiveness thereof.  The Company Intellectual Property and the Licensed Intellectual Property constitute all material Intellectual Property used in or necessary for the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted.  Neither the Company nor any of the Company Subsidiaries is in breach or default in any material respect (or would with the giving of notice or lapse of time or both be in such breach or default) under any license to use any of the Licensed Intellectual Property.

(b) For purposes of this Agreement, “Intellectual Property” means (A) United States, international and foreign patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (B) United States and foreign registered, pending and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith; (C) United States and foreign registered and unregistered copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; (D) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information; and (E) confidential and proprietary information, including know-how.

2.16 Employee Benefit Plans.

(a) Section 2.16(a) of the Company Disclosure Schedule lists, with respect to the Company and the Company Subsidiaries and any trade or business (whether or not incorporated) that is treated as a single employer with the Company and the Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) loans to managers, officers and directors other than advances for expense reimbursements incurred in the ordinary course of business and any securities option, securities stock purchase, phantom securities, securities appreciation right, equity-related, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (iii) all bonus, pension, retirement, profit sharing, savings, deferred compensation or incentive plans, programs, policies, agreements or arrangements, (iv) other fringe, perquisite, or employee benefit plans, programs, policies, agreements or arrangements and (v) any current or former employment, consulting, change of control, retention or executive compensation, termination or severance plans, programs, policies, agreements or arrangements, written or otherwise, as to which unsatisfied liabilities or obligations (contingent or otherwise) remain for the benefit of, or relating to, any present or former employee, consultant, manager or director, or which could reasonably be expected to have any liabilities or obligations (together, the “Benefit Plans”).

(b) Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service (“IRS”) a current favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986, or has applied to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.

(c) There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, by the Company or, to the knowledge of the Company, by any trusts created thereunder, any trustee or administrator thereof or any other Person, with respect to any Company Benefit Plan.  Each Company Benefit Plan has been administered in accordance with its terms and in material compliance with the requirements prescribed by any and all applicable Laws (including ERISA and the Code), and the Company and each ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in any respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Company Benefit Plans.  All contributions and premiums required to be made by the Company or any ERISA Affiliate to any Company Benefit Plan have been made on or before their due dates, including any legally permitted extensions.  No Action has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS, United States Department of Labor (the “DOL”) or other Governmental Authority (other than as would not result in a Company Material Adverse Effect).  To the knowledge of the Company, each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any awards thereunder, in each case that is subject to Section 409A of the Code, has been operated in good faith compliance, in all material respects, with Section 409A of the Code since January 1, 2005.

(d) Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event or events, (i) entitle any current or former employee, manager, director or consultant of the Company or any of the Company Subsidiaries to any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise), (ii) accelerate, forgive indebtedness, vest, distribute, or increase benefits or obligation to fund benefits with respect to any employee or director of the Company or any of the Company Subsidiaries, or (iii) accelerate the time of payment or vesting of Company Options, or increase the amount of compensation due any such employee, director or consultant.

(e) No amounts payable under any of the Company Benefit Plans or any other contract, agreement or arrangement with respect to which the Company or any of the Company Subsidiaries may have any liability will not be deductible for federal income Tax purposes by virtue of Section 162(m) or Section 280G of the Code.  None of the Company Benefit Plans contains any provision requiring a gross-up pursuant to Section 280G or 409A of the Code or similar Tax provisions.

(f) No Company Benefit Plan maintained by the Company or any of the Company Subsidiaries provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any of the Company Subsidiaries after retirement or other termination of service (other than (i) coverage mandated by applicable Laws, (ii) death benefits or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

(g) Neither the Company nor any ERISA Affiliate has any liability with respect to any (i) employee pension benefit plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code , (ii) “multiemployer plan” as defined in Section 3(37) of ERISA or (iii) “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code.

(h) Neither the Company nor any of its ERISA Affiliates has (i) used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any of the Company Benefit Plans or the imposition of penalties or excise taxes with respect to the Company Benefit Plans by the IRS or the DOL.

2.17 Taxes and Returns.

(a) The Company has or will have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax returns and reports required to be filed by it or the Company Subsidiaries (taking into account all available extensions) (collectively, “Tax Returns”), which such Tax Returns are true, accurate, correct and complete, and has paid, collected or withheld, or caused to be paid, collected or withheld set forth on such Tax Returns, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established in accordance with GAAP.  Section 2.17 of the Company Disclosure Schedule sets forth each jurisdiction where the Company and each Company Subsidiary files or is required to file a Tax Return. There are no claims, assessments, audits, examinations, investigations or other proceedings pending against the Company or any of the Company Subsidiaries in respect of any Tax, and neither the Company nor any of the Company Subsidiaries has been notified in writing of any proposed Tax claims or assessments against the Company or any of the Company Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established in accordance with GAAP or are immaterial in amount). There are no material liens with respect to any Taxes upon any of the Company’s or its Subsidaries’ assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings and for which adequate reserves in the Company Financials have been established in accordance with GAAP. Neither the Company nor any of the Company Subsidiaries has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  There are no outstanding requests by the Company or any of the Company Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.  There are no Encumbrances for material amounts of Taxes on the assets of the Company or any of the Company Subsidiaries, except for statutory liens for current Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves in the Company Financials have been established in accordance with GAAP.

(b) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c) Neither the Company nor any of the Company Subsidiaries is or (i) has been at any time within the five-year period ending on the date hereof a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and (ii) has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(d) Neither the Company nor any of the Company Subsidiaries has made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a Company Material Adverse Effect following the Closing.

(e) As of the date hereof, neither the Company nor any of the Company Subsidiaries is being audited by any taxing authority or has been notified by any Tax authority that any such audit is contemplated or pending.

(f) Neither the Company nor any of the Company Subsidiaries participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulation section 1.6011-4.

(g) Neither the Company nor any of the Company Subsidiaries has taken any action that would reasonably be expected to give rise to (i) a “deferred intercompany transaction” within the meaning of Treasury Regulation section 1.1502-13 or an “excess loss account” within the meaning of Treasury Regulation section 1.1502-19, or (ii) the recognition of a deferred intercompany transaction.

(h) Since December 31, 2005, neither the Company nor any of the Company Subsidiaries have (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund, or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

(i) For purposes of this Agreement, the term “Tax” or “Taxes” shall mean any tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority (including any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, net worth, premium, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax) together with any interest, addition or penalty imposed thereon.

2.18 Finders and Investment Bankers.

Except for Raymond James & Associates, Inc., the fees of which will be borne by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

2.19 Title to Properties; Assets.

(a) Section 2.19(a) of the Company Disclosure Schedule contains a correct and complete list of all real property and interests in real property leased or subleased by the Company or any of the Company Subsidiaries from or to any Person (collectively, the “Company Real Property”).  The list set forth in Section 2.19(a) of the Company Disclosure Schedule contains, with respect to each of the Company Real Properties, all existing leases, subleases, licenses or other occupancy contracts to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound, and all amendments, modifications, extensions and supplements thereto (collectively, the “Tenant Leases”), the terms of which have been complied with by the Company and any Company Subsidiary in all material respects.  The Company Real Property set forth in Section 2.19(a) of the Company Disclosure Schedule comprises all of the real property necessary and/ or currently used in the operations of the business of the Company and the Company Subsidiaries.  The Company does not own any real property.  Except as would not have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid title to all of its personal property, assets and rights, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) A correct and complete copy of each Tenant Lease has been furnished to Parent prior to the date hereof.  The Company or the Company Subsidiary party thereto has a valid, binding and enforceable leasehold interest under each of the Tenant Leases, free and clear of all Encumbrances other than Permitted Encumbrances, and each of the Tenant Leases is in full force and effect.  Neither the Company or any of the Company Subsidiaries nor, to the knowledge of the Company, any other party to any Tenant Lease is in breach of or in default under, in any material respect, any of the Tenant Leases.  The Company and the Company Subsidiaries enjoy peaceful and undisturbed possession under all such Tenant Leases, have not received notice of any material default, delinquency or breach on the part of the Company or any Company Subsidiary, and there are no existing material defaults (with or without notice or lapse of time or both) by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto.  For purposes of this Agreement, the term “Permitted Encumbrances” means (i) Encumbrances with respect to Taxes either not yet due or being contested in good faith in appropriate proceedings (and for which adequate reserves in the Company Financials have been established in accordance with GAAP); and (ii) mechanics’, materialmen’s or similar statutory Encumbrances for amounts not yet due or being contested in good faith in appropriate proceedings; (iii) the terms and conditions of the lease creating the leaseholds.

2.20 Employee Matters.

(a) There are no Actions pending or, to the knowledge of the Company, threatened involving the Company or any of the Company Subsidiaries and any of their employees or former employees, including any harassment, discrimination, retaliatory act or similar claim.  There has been: (i) no labor union organizing or attempting to organize any employee of the Company or any of the Company Subsidiaries into one or more collective bargaining units; and (ii) no labor dispute, strike, work slowdown, work stoppage or lock out or other collective labor action by or with respect to any employees of the Company or any of the Company Subsidiaries pending or, to the Company’s knowledge, threatened against the Company or any of the Company Subsidiaries.  Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement or other agreement with any labor organization applicable to the employees of the Company or any of the Company Subsidiaries and no such agreement is currently being negotiated.

(b) The Company and the Company Subsidiaries (i) are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, including Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written notice, or to the knowledge of the Company any other form of notice, that there is any unfair labor practice charge or complaint against the Company or any of the Company Subsidiaries pending, (ii) are not liable for any material arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) are not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).  Except as would not result in any material liability to the Company or any Company Subsidiary, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

2.21 Environmental Matters.

(a) Neither the Company nor any of the Company Subsidiaries is the subject of any federal, state, local or foreign Order, judgment or claim, and neither the Company nor any of the Company Subsidiaries has received any notice or claim, or entered into any negotiations or agreements with any Person, that would impose a material liability or obligation under any Environmental Law;

(b) To the knowledge of the Company, the Company and the Company Subsidiaries are in compliance with all applicable Environmental Laws;

(c) Neither the Company nor any of the Company Subsidiaries has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Substance, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any liability under all applicable Environmental Laws;

(d) Each of the Company and the Company Subsidiaries holds and is in compliance with all Company Permits required to conduct its business and operations under all applicable Environmental Laws; and

(e) Neither the Company, any Company Subsidiary nor any of their respective properties are subject to any Order, judgment or written claim asserted or arising under any Environmental Law.

“Environmental Laws” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous or as a pollutant or contaminant under any Environmental Law.  Hazardous Substances include any substance to which exposure is regulated by any Governmental Authority or any Environmental Law, including (a) petroleum or any derivative or byproduct thereof, toxic mold, asbestos or asbestos containing material or polychlorinated biphenyls and (b) all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National and Hazardous Substances Contingency Plan, 40 C.F.R. Section 300.5.

2.22 Transactions with Affiliates.

Section 2.22 of the Company Disclosure Schedule sets forth a true, correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (i) present manager, officer or director of either the Company or any of its subsidiaries, or (ii) record or beneficial owner of more than 5% of the outstanding Company Capital Stock as of the date hereof (each, an “Affiliate Transaction”).

2.23 Insurance Matters.

(a) Examinations.  The Company has made available to Parent copies of all draft and final financial examination reports and market conduct examination reports of state insurance departments with respect to any Company Subsidiary that have been issued since January 1, 2005.

(b) Policy Materials.  To the extent required under applicable Laws, all policies, binders, slips or other agreements of insurance and other agreements and materials that are issued or used in connection with the Company or Company Subsidiaries’ business, including applications, brochures and marketing materials, premium rates and reinsurance agreements, are, in all material respects, on forms approved by applicable insurance regulatory authorities or filed and not objected to by such authorities within the period provided for objection, and, in either case, not subsequently disapproved or required to be withdrawn or retired from issuance or use which have not been so withdrawn or retired.  Any rates or rating plans of the Company or Company Subsidiaries required to be filed with or approved by any applicable Governmental Authority have in all material respects been so filed or approved and the rates applied by each of the Company or the Company Subsidiaries to the contracts of insurance conform in all material respects to the relevant filed or approved rates.

(c) Agents and Producers.  No Person performing the duties of insurance producer, reinsurance intermediary, agency, agent, managing general agent, wholesaler or broker with respect to the Company or any of the Company Subsidiaries who has generated more than two percent of the Company’s premium revenues as reflected in the Company Financial Statements (collectively, “Company Producers”) has indicated to the Company or any Company Subsidiary that such Company Producer will be unable or unwilling to continue its relationship as a Company Producer with the Company or any Company Subsidiary within 12 months after the date hereof.  To the knowledge of the Company, at the time any Company Producer wrote, sold, or produced business, or performed such other act for or on behalf of the Company or any Company Subsidiary that may require a license under applicable Insurance Laws, such Company Producer was duly licensed and appointed as required by applicable Insurance Law, in the particular jurisdiction in which such Company Producer wrote, sold, produced, solicited, or serviced such business, and each of the agency agreements and appointments between the Company Producers, including as subagents under the Company’s affiliated insurance agency, and the Company and any Company Subsidiary, is valid, binding and in full force and effect in accordance with its terms. To the knowledge of the Company, no Company Producer has been since January 1, 2005, or is currently, in material violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law applicable to the writing, sale or production of insurance or other business of the Company or any Company Subsidiary.  The contracts and other agreements pursuant to which Company Producers act on behalf of the Company or any Company Subsidiary are valid, binding and in full force and effect in accordance with their terms, and none of the parties to such contracts and agreements are in default thereunder in any material respect.  The Company has made available to Parent a true and complete copy of each standard form agency agreement used by the Company or any Company Subsidiary.

(d) Reinsurance.  Section 2.23(d) of the Company Disclosure Schedule sets forth a list of all ceded reinsurance treaties and agreements, including retrocessional agreements, to which the Company or any Company Subsidiary is a party or under which the Company or any Company Subsidiary has any material existing rights, obligations or liabilities (the “Company Reinsurance Agreements”).  Copies of all Company Reinsurance Agreements that are in effect on the date of this Agreement have been made available to Parent.   Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other party to a reinsurance treaty, binder or other agreement to which the Company or any Company Subsidiary is a party, is in default in any material respect as to any provision thereof.  The Company has no knowledge that the financial condition of any party to any Company Reinsurance Agreement is impaired to the extent that a default thereunder may be reasonably anticipated.   The Company Subsidiaries are entitled under applicable Law to take full credit on the applicable Company SAP Statement with respect to any Company Reinsurance Agreement pursuant to which such subsidiary has ceded reinsurance.  Neither the Company nor any Company Subsidiary have received any notice from any party to any reinsurance agreement or treaty of any dispute or default with respect to such reinsurance agreement or treaty.  Assuming no default by any party other than any subsidiary of the Company, all such Company Reinsurance Agreements are in full force and effect to the respective dates noted thereon.  There are no entities, other than the Company and the Company Subsidiaries, that have rights to access coverage under any such Company Reinsurance Agreements.

(e) Finite Risk Insurance or Reinsurance.  With respect to any Company Reinsurance Agreement for which the Company or any Company Subsidiary is taking credit on its most recent statutory financial statements or has taken credit on any statutory financial statements from and after January 1, 2005, (i) there has been no separate written or oral agreement between the Company or any Company Subsidiary and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Company Reinsurance Agreement, other than inuring contracts that are explicitly defined in any such Company Reinsurance Agreement, (ii) for each such Company Reinsurance Agreement under which the Company or any Company Subsidiary has or may have recoverables, and for which risk transfer is not reasonably considered to be self-evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by Statement of Statutory Accounting Principles No. 62 (“SSAP No. 62”), is available for review by the domiciliary state insurance departments for the Company and the Company Subsidiaries, (iii) each of the Company and the Company Subsidiaries complies and has complied in all material respects from and after January 1, 2005 with all of the requirements set forth in SSAP No. 62 and (iv) each of the Company and the Company Subsidiaries has and has had from and after January 1, 2001 appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.

(f) Actuarial Reports.  Prior to the date of this Agreement, the Company has made available to Parent a true and complete copy of all actuarial reports prepared by independent actuaries, with respect to the Company or any Company Subsidiary since January 1, 2005, and all attachments, addenda, supplements and modifications thereto (the “Company Actuarial Analyses”).  There have been no actuarial reports of a similar nature covering any of the entities referred to in those reports in respect of any period subsequent to the latest period covered in such actuarial reports.  The information and data furnished by the Company or any Company Subsidiary to its independent actuaries in connection with the preparation of any Company Actuarial Analysis was accurate in all material respects for the periods covered in such reports.  Each Company Actuarial Analysis was based upon an accurate inventory of policies in force for the Company and the Company Subsidiaries, as the case may be, at the relevant time of preparation and was prepared in conformity with generally accepted actuarial principles in effect at such time, consistently applied (except as may be noted therein).

(g) Policy Dividends.  There are no insurance policies issued, reinsured or assumed by the Company or any of the Company Subsidiaries that are currently in force under which the Company or any of the Company Subsidiaries may be required to pay dividends to the holders thereof.

2.24 Insurance.

The Company and each Company Subsidiary is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of the Company Subsidiaries that are customary for companies of similar size in the industry and locales in which the Company and the Company Subsidiaries operate.  Section 2.24 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies issued in favor of the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force.  With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) neither the Company nor any Company Subsidiary is in any material respect, in breach of or default under, and neither the Company nor any Company Subsidiary have taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

2.25  Books and Records.

All of the books and records of the Company and the Company Subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.

2.26 Information Supplied.

None of the information supplied or to be supplied by Company or its Members for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to Parent’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Company or its Members for inclusion in the Registration Statement shall, at the time such document is filed, at the time amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Company and its Members make no representation, warranty or covenant with respect to any information supplied by the Parent which is contained in the Registration Statement or Proxy Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

The following representations and warranties by Parent and Merger Sub to the Company are qualified by the Parent Disclosure Schedule, which sets forth certain disclosures concerning Parent and Merger Sub (the “Parent Disclosure Schedule”).  Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

3.1 Due Organization and Good Standing.

Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of properties its properties make such qualification necessary. Parent has heretofore made available to Company accurate and complete copies of Parent’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and bylaws (the “Parent Organization Documents”) and the equivalent organizational documents of Merger Sub (the “Merger Sub Organizational Documents”, each as currently in effect. Neither Parent nor Merger Sub is in violation of any provision of the Certificate of Incorporation, by-laws ors its equivalent organizational documents as the case may be.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of 20,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share.  As of the date hereof, (i) 5,917,031 shares of Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding, and (ii) 14,082,969 shares of Common Stock are authorized but unissued. As of the date hereof, warrants issued pursuant to the IPO Warrant Agreement to purchase 4,733,625 shares of Common Stock (the “IPO Warrants”), and 1,250,000 warrants owned by FMG Investors, were issued and outstanding. As of the date hereof, options to purchase 450,000 shares of Common Stock and 450,000 warrants (convertible into 450,000 shares of Common Stock), in the aggregate, were issued and outstanding (collectively, the “Option Securities”). Except as set forth above, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation, Parent’s by-laws or any contract to which Parent is a party.

(b) Except for the IPO Warrants, the Option Securities, the Affiliate Warrants and the Notes, and other than the conversion rights set forth in the Prospectus, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued Common Stock or obligating Parent to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or Common Stock or securities convertible into or exchangeable for such shares, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such common stock. Other than the conversion rights set forth in the Prospectus, the Tender Offer and the Exchange Offer, there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any shares of Common Stock of Parent or Merger Sub.

3.3 Merger Sub.

(a) All the outstanding shares of common stock in Merger Sub have been validly issued and are fully paid and nonassessable and owned by Parent, free and clear of all Encumbrances.

(b) Except for 100% of the common stock of Merger Sub, Parent does not as of the date hereof own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) Since the date of its formation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, and the performance of its obligations hereunder.

3.4 Authorization; Binding Agreement.

Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Note Purchase Agreement, including the Merger, Tender Offer and Exchange Offer (i) have been duly and validly authorized by the Board of Directors of Parent and Merger Sub, and (ii) no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than receipt of the Required Parent Vote (as defined below).  The affirmative vote of the stockholders of Parent holding at least a majority of the issued and outstanding Common Stock of Parent (the “Required Parent Vote”) is necessary to approve and adopt this Agreement and to consummate the transactions contemplated hereby (including the Merger), provided, further, that stockholders of Parent holding thirty percent (30%) or more of the shares of Common Stock sold in Parent’s initial public offering shall not have voted against the Merger and exercised their conversion rights under the Certificate of Incorporation to convert their shares of Common Stock into a cash payment from the Trust Fund. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due authorization, execution and delivery hereof by the Company) constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.5 Governmental Approvals.

No Consent of or with any Governmental Authority on the part of Parent or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby (including the Merger) other than (i) the filing of the Articles of Merger with the Secretary of State in accordance with the Florida Act, (ii) such filings as may be required with the SEC and foreign and state securities Laws administrators, (iii) pursuant to Antitrust Laws, (iv) the filing of the Proxy Statement and Registration Statement and the Schedule TO with respect to the Tender Offer with the SEC, and (v) those consents, approvals, authorizations, waivers, permits, filings or notices set forth in Section 3.5 of the Parent Disclosure Schedule, which schedule includes all such consents, approvals, authorizations, waivers, permits, filings or notices with the Florida Office of Insurance Regulation, and (vi) those Consents that, if they were not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

For purposes of this Agreement, “Parent Material Adverse Effect” shall mean any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of Parent and Merger Sub on an aggregate basis, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets but only to the extent such events are deemed to have a direct impact on the existing operations of Parent and Merger Sub and their future operating prospects, (ii) any change affecting the United States economy generally or the economy of any region in which such entity conducts business that is material to the business of such entity, (iii) the announcement of the execution of this Agreement, or the pendency of the consummation of the Merger, (iv) any change in GAAP or interpretation thereof after the date hereof, or (v) the execution and performance of or compliance with this Agreement.

3.6 No Violations.

The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger, Private Placement, Tender Offer and Exchange Offer) and compliance by Parent and Merger Sub with any of the provisions hereof will not (i) conflict with or violate any provision of the certificate of incorporation or by-laws or other governing instruments of Parent or Merger Sub, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, mortgage, indenture, contract, lease, license, agreement or instrument to which Parent or Merger Sub is a party or by which its assets are bound, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any Encumbrance upon any of the properties, rights or assets of Parent or Merger Sub or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.5 hereof, and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with, contravene or violate in any respect any Law to which Parent or Merger Sub or any of their respective assets or properties is subject, except, in the case of clauses (ii), (iii) and (iv) above, for any deviations from the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.7 SEC Filings and Parent Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Company with the SEC since October 4, 2007 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement.  Section 3.7 of the Parent Disclosure Schedule lists and Parent has delivered to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s web site through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-QSB for each fiscal quarter that Parent was required to file a Quarterly Report on Form 10-QSB in each of the fiscal years of Parent referred to in clause (i) above, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i) above, (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 3.7) filed by Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Reports”) and (vi) all certifications and statements required by (x) Rule 13a-14 or 15d-14 under the Exchange Act, or (y) 18 U.S.C. §1350 (Section 906) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any report referred to in clause (i) or (ii) above (collectively, the “Certifications”). The Parent SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC (except to the extent that information contained in any Parent SEC Report has been revised or superseded by a later filed Parent SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent and Merger Sub maintain disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and Merger Sub is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since the date of Parent’s formation. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports (“Parent Financials”) fairly present the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of Parent and Merger Sub as at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP and (ii) Regulation S-X or Regulation S-B, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-B, as applicable. No financial statements other than those of Parent and Merger Sub are required by GAAP to be included in the consolidated financial statements of Parent. Section 3.7 of the Parent Disclosure Schedule contains a description of all non-audit services performed by the Parent’s auditors for Parent and Merger Sub since the date of Parent’s formation and the fees paid for such services; further, all such non-audit services were approved by the Board of Directors of Parent. Parent has no off-balance sheet arrangements.

(c) Neither Parent nor Merger Sub, or any manager, director, officer or employee of Parent or Merger Sub has received any complaint, allegation, assertion or claim, whether or not in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or Merger Sub or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or Merger Sub has engaged in questionable accounting or auditing practices. No attorney representing Parent or Merger Sub, whether or not employed by Parent or Merger Sub, has reported evidence of any violation of consumer protection, insurance or securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, Directors, employees or agents to the Board or any committee thereof or to any Director or executive officer of Parent.

(d) Merger Sub has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

3.8 Absence of Undisclosed Liabilities.

Except as and to the extent reflected or reserved against in the Parent Financials, or as set forth in the financial statements neither the Parent nor Merger Sub has incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Parent Financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since December 31, 2007 in the ordinary course of business.

3.9 Information Supplied.

None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to Parent’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing for inclusion or incorporation by reference in the Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Registration Statement shall, at the time such document is filed, at the time amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and all filings made under Schedule TO will comply as to form in all material respects with the provisions of the Securities Act. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company which is contained in the Registration Statement, Proxy Statement or in any filing made under Schedule TO.

3.10 Absence of Certain Changes.

(a) Except as set forth in the Parent Disclosure Schedule or as consented to in writing by Company (and excluding the Merger), since October 4, 2007, Parent and Merger Sub have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not occurred any action that would constitute a breach of Section 4.6 if such action were to occur or be taken after the date of this Agreement.

(b) Since October 4, 2007, there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.11 Taxes and Returns.

(a) Except as set forth on the Parent Disclosure Schedule, Parent has or will have timely filed, or caused to be timely filed, all Tax Returns and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves, as disclosed in the Parent SEC Reports, have been established in accordance with GAAP.  Section 3.11 of the Parent Disclosure Schedule sets forth each jurisdiction where the Parent and Merger Sub files or is required to file a Tax Return. There are no material liens with respect to any Taxes upon any of the Parent’s or Merger Sub’s assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings. Neither Parent nor Merger Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  There are no outstanding requests by Parent or Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Neither Parent nor Merger Sub has made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a Parent Material Adverse Effect following the Closing.

(c) As of the date hereof, neither Parent nor Merger Sub is being audited by any taxing authority or has been notified by any Tax authority that any such audit is contemplated or pending.

(d) Since their respective dates of incorporation, neither Parent nor Merger Sub has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund, or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

3.12 Employee Benefit Plans.

Parent does not maintain, and has no liability under, any Benefit Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

3.13 Employee Matters.

Neither Parent nor Merger Sub has ever had any current or former employees.

3.14 Material Contracts.

(a) Except as set forth in the Parent SEC Reports filed prior to the date hereof or in the Prospectus, or on Schedule 3.14 hereto, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected, which either (i) creates or imposes a liability greater than $50,000, or (ii) may not be cancelled by Parent on less than 60 days’ or less prior notice (the “Parent Material Contracts”). All Parent Material Contracts have been made available to the Company, and are set forth in Section 3.14(a) of the Parent Disclosure Schedule other than those that are exhibits to the Parent SEC Reports.

(b) With respect to each Parent Material Contract: (i) the Parent Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Parent Material Contract is legal, valid and enforceable in all material respects (except as such enforcement may be limited by the Enforceability Exceptions); (iii) neither Parent nor Merger Sub is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by Parent or Merger Sub, or permit termination or acceleration by the other party, under the Parent Material Contract; and (iv) to the Parent’s knowledge, no other party to the Parent Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Parent or Merger Sub, under any Parent Material Contract.

3.15 Litigation.

There is no Action pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the knowledge of Parent, threatened against Parent, Merger Sub, any of their respective subsidiaries or any of their respective properties, rights or assets or, any of their respective officers, directors, partners, managers or members (in their capacities as such) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  There is no Order against Parent, Merger Sub, any of their respective subsidiaries or any of their respective properties, rights or assets or any of their respective officers, directors, partners, managers or members (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no material Action that Parent or Merger Sub has pending against other parties.

3.16 Transactions with Affiliates.

Other than as set forth in the Parent SEC Reports, there are no contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between Parent or Merger Sub, on the one hand, and on the other hand, any (i) director, officer, employee or affiliate of either Parent or Merger Sub, or (ii) record or beneficial owner of more than 5% of the Parent’s outstanding Common Stock as of the date hereof.

3.17 Trust Fund.

(a) Since October 11, 2007, Parent has had at least $37,452,930 in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”), invested in U.S. government securities in a trust account at Deutsche Bank Trust Company Americas (the “Trust Account”), held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Account Agreement, dated as of October 4, 2007, between Parent and Trustee (the “Trust Agreement”). Upon consummation of the Merger and notice thereof to the Trustee and disbursement from the Trust Account by the Trustee, the Trust Account will terminate and the Trustee shall thereupon be obligated to release as promptly as practicable to Parent the Trust Fund held in the Trust Account and, after taking into account any funds paid (1) to stockholders of Parent holding shares of Common Stock sold in Parent’s initial public offering who shall have voted against the Merger and demanded that Parent convert their shares of Common Stock into cash pursuant to the Certificate of Incorporation and (2) to stockholders of Parent pursuant to the Tender Offer, which Trust Fund will be free of any Encumbrances whatsoever, and will be available for use in the businesses of Parent and the Company.

(b) As of the Effective Time, those obligations of Parent to dissolve or liquidate within a specified time period as contained in the Certificate of Incorporation will terminate, and effective as of the Effective Time Parent shall have no obligation whatsoever to dissolve and liquidate the assets of Parent by reason of the consummation of the Merger, and following the Effective Time no Parent stockholder shall be entitled to receive any amount from the Trust Account except to the extent (1) such stockholder votes against the approval of this Agreement and demands, contemporaneous with such vote, that Parent convert such stockholder’s shares of Common Stock into cash pursuant to the Certificate of Incorporation or (2) any Parent stockholder participates in the Tender Offer.

3.18 Investment Company Act.

Parent is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.19 Finders and Investment Bankers.

Except for Pali Capital, Inc. and Piper Jaffray & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

3.20 Disclaimer.

Parent and Merger Sub each acknowledges and agrees that, other than to the extent set forth in, or otherwise relied on for use in, the Proxy Statement or Registration Statement, neither the Company nor any other person is making any representations or warranties in connection with, or will have or be subject to any claim, liability, or indemnification obligation (under Section 5.3 hereof or otherwise) to Parent, Merger Sub, or any other person resulting from, any projections, forecasts, or any other information made available to Parent or Merger Sub in certain data rooms or in management presentations (formal or informal) or in any other manner prior to the execution of this Agreement, unless any such information is expressly included in a representation or warranty contained in Article II hereof.

ARTICLE IV

COVENANTS

4.1 Conduct of Business of the Company.

(a) Unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement or as set forth on Section 4.1 of the Company Disclosure Schedule (i) the Company and the Company Subsidiaries shall conduct their business, in all material respects in the ordinary course of business consistent with past practice and (ii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve intact, in all material respects, its business organization, to keep available the services of its and the Company Subsidiaries’ managers, directors, officers, key employees, Company Producers and consultants, to maintain, in all material respects, existing relationships with all Persons with whom it and the Company Subsidiaries do significant business, and to preserve the possession, control and condition of its and the Company Subsidiaries’ assets.

(b) Without limiting the generality of the foregoing clause (a), except as set forth on Section 4.1 of the Company Disclosure Schedule, during the period from January 1, 2008 to the Effective Time, neither the Company nor any of the Company Subsidiaries has or will (except as specifically contemplated by the terms of this Agreement), without the prior written consent of Parent (such consent not to be unreasonably withheld):

(A) amend, waive or otherwise change, in any respect, its articles of organization, Member Agreement, certificate of incorporation, operating agreement or by-laws (or comparable governing instruments);

(B) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any Membership Interest, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell Membership Interest, any shares of capital stock or other securities or equity interests, including any securities convertible into or exchangeable for Membership Interest or equity interest of any class and any other equity-based awards;

(C) split, combine, recapitalize or reclassify any of its equity interests or issue any other securities in respect thereof, or declare, pay or set aside any distribution or other dividend (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its capital equity or other securities or equity interests, provided, however, the Company may declare, pay or set aside any (i) distributions in an amount equal to the Company’s accrual for Taxes as computed consistently with past practices and presented on the Company Financials dated December 31, 2007, (ii) distributions not to exceed $2,000,000 in the aggregate and (iii) distributions to Directors of the Company in an amount not to exceed $500,000 in the aggregate; provided, however, that the Company shall notify Parent within seven (7) days of such distributions;

(D) incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any Person;

(E) increase the wages, salaries or compensation exceeding 10% of current wages, salaries or compensation of any of its current or former consultants, officers, managers, directors or employees, or increase bonuses for the foregoing individuals exceeding 120% in the aggregate of the aggregate bonuses paid for fiscal year 2006 (provided, however, that the Company shall notify Parent within seven (7) days of such increase), or increase other benefits of any of the foregoing individuals, or enter into, establish, amend or terminate any Company Benefit Plan or any other employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity or equity-related, pension, retirement, consulting, vacation, severance, separation, termination, deferred compensation, fringe, perquisite, or other compensation or benefit plan, policy, program, agreement, trust, fund or other arrangement with, for or in respect of any current or former consultant, officer, manager, director or employee, in each case other than as required by applicable Law or pursuant to the terms of any Company Benefit Plan in effect on the date of this Agreement;

(F) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or GAAP;

(G) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of the Company Intellectual Property or Licensed Intellectual Property, other than nonexclusive licenses in the ordinary course of business consistent with past practice, or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

(H) terminate or waive or assign any material right under any Company Material Contract or enter into any (i) contract involving amounts potentially exceeding $50,000 or (ii) that would be a Company Material Contract or (iii) with a term longer than one year that cannot be terminated without payment of a material penalty and upon notice of 60 days or less;

(I) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(J) establish any subsidiary or enter into any new line of business;

(K) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company and the Company Subsidiaries in an amount and scope of coverage as are currently in effect;

(L) revalue any of its material assets or make any change in accounting methods, principles or practices, except as required by GAAP and approved by the Company’s outside auditors;

(M) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby, including the Merger), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of the Company Subsidiaries) not in excess of $50,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice, unless such amount has been reserved in the Company Financial Statements;

(N) close or materially reduce the Company’s or any Company Subsidiary’s activities, or effect any layoff or other Company-initiated personnel reduction or change, at any of the Company’s or any Company Subsidiary’s facilities;

(O) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(P) make capital expenditures in excess of $150,000;

(Q) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(R) voluntarily incur any material liability or obligation (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(S)  sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(T) enter into any agreement, understanding or arrangement with respect to the voting of the Membership Interest or the capital equity of any Company Subsidiary;

(U) take any action that would reasonably be expected to delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement;

(V) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction; or

(W)  enter into any new reinsurance transaction as assuming or ceding insurer (i) which does not contain market cancellation, termination and commutation provisions or (ii) which adversely changes the existing reinsurance profile of the Company and the Company Subsidiaries on a consolidated basis outside of the ordinary course of business consistent with past practice;

(X) alter or amend in any material respect any existing underwriting, claims handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies (including compliance policies) or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, applicable SAP, any Governmental Authority or applicable Law, or

(Y) authorize or agree to do any of the foregoing actions.

(c) In the event the Company enters into any reinsurance agreement or a new lease for its office space, the Company shall: (i) notify Parent in writing that it has done so and (ii) provide a copy of the reinsurance agreement or lease, as applicable, together with any analysis or comments of the Company on such agreement or lease. Within three business days after confirming receipt of same, Parent may send the Company a written objection to the reinsurance contract and lease, at which point the Parties shall negotiate in good faith for ten days to resolve such Parent objections, at which time if the Parties are unable to resolve Parent’s objections, Parent may terminate the Agreement as provided in Section 7.1(d). If Parent does not provide Company with written notice of its intent to terminate the Agreement pursuant to Section 7.1(d) within ten days of receiving notice of an agreement or lease described above, then Parent shall be deemed to have waived any objection to such agreement or lease and its related right to terminate the Agreement pursuant to Section 7.1(d). In the event Parent sends no such objection, Parent shall be deemed to have approved such agreement(s) or such lease.

  4.2 Access and Information; Confidentiality.

(a) Between the date of this Agreement and the Effective Time, each Party shall give the other Party, and shall direct its accountants and legal counsel to give, the other Party and its Representatives, at reasonable times and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, contracts, agreements, commitments, books and records of or pertaining to such Party and its subsidiaries (including Tax Returns, internal work papers, client files, client contracts and director service agreements) and such financial and operating data and other information, all of the foregoing as the requesting Party or its Representatives may reasonably request regarding such Party’s business, assets, liabilities, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, in the form such financial statements have been delivered to the other Party prior to the date hereof) and instruct such Party’s Representatives to cooperate with the requesting Party in its investigation (including by reading available independent public accountant’s work papers), and a copy of each material report, schedule and other document filed or received pursuant to the requirements of applicable securities Laws; provided that the requesting Party shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Party providing such information.

(b) All information obtained by the Company or any Company Subsidiary, on one hand, and Parent or Merger Sub, on the other hand, pursuant to this Agreement shall be kept confidential in accordance with and subject to the Confidentiality Agreement, dated November 20, 2007, between Parent and the Company (the “Confidentiality Agreement”).

4.3 No Solicitation.

(a) For purposes of this Agreement, “Acquisition Proposal” means (other than the Merger) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to a merger, reorganization, recapitalization, consolidation, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions involving the Company, the Company Subsidiaries or Parent on the one hand and any third party on the other hand or acquisition or purchase of assets of the Company and the Company Subsidiaries or Parent representing 50% or more of such Person’s assets or business.

(b) From and after the date hereof, in order to induce the Company and the Parent to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, from the date hereof until the earlier of (i) the date that is seven months from the date hereof or (ii) the date that is six months from the date of filing the Registration Statement (the “Exclusivity Period”), neither the Company, any Company Subsidiary nor the Parent shall, directly or indirectly, and shall not, directly or indirectly, authorize or permit any officer, manager, director, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of such Person (collectively, the “Representatives”) to, (i) solicit, encourage, assist, initiate or facilitate the making, submission or announcement of any Acquisition Proposal, (ii) furnish any non-public information regarding the Company, any Company Subsidiary, the Parent or the Merger to any Person or group (other than a Party to this Agreement or their Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could be expected to lead to, an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the approval of this Agreement or the Merger or the Board’s recommendation that holders of Membership Interest adopt this Agreement, (v) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (vi) discuss, negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vii) release any third party from, or waive any provision of, any confidentiality agreement to which the Company, any Company Subsidiary or Parent is a party (except as permitted pursuant to Section 4.2(a) hereof).  Without limiting the foregoing, each Party agrees that it shall be responsible for the actions of its Representatives that would constitute a violation of the restrictions set forth in this Section 4.3 if done by such Party.  Each Party shall promptly inform its Representatives of the obligations undertaken in this Section 4.3.

(c) Each Party shall notify the other Party hereto as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party, specifying in each case the material terms and conditions thereof (including a copy thereof if in writing) and the identity of the party making such inquiry, proposal, offer or request for information.  Each Party shall keep the other Party hereto promptly informed of the status of any such inquiries, proposals, offers or requests for information.  From and after the date of this Agreement, each Party shall immediately cease and cause to be terminated any solicitations, discussions or negotiations with any parties with respect to any Acquisition Proposal and shall direct, and use its reasonable best efforts to cause, its Representatives to cease and terminate any such solicitations, discussions or negotiations.

4.4 Takeover Laws.

Notwithstanding any other provision in this Agreement, if any “fair price”, “business combination”, “moratorium”, “control share acquisition” or similar anti-takeover Law (collectively, “Takeover Law”) may become, or may purport to be, applicable to the transactions contemplated by this Agreement, the Company and the members of its Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

4.5 Member Litigation.

The Company shall give Parent the opportunity to participate in, subject to a customary joint defense agreement, any Member litigation against the Company or its managers, directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement of any such litigation shall be agreed to without Parent’s consent.

4.6  Conduct of Business of Parent.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, except as specifically contemplated by the terms of this Agreement, (i) Parent and Merger Sub shall conduct their business in, and shall not take any action other than in, the ordinary course of business consistent with past practice, (ii) Parent shall use commercially reasonable efforts to continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use, (iii) Parent shall use commercially reasonable efforts consistent with the foregoing to conduct the business of Parent in compliance with applicable Laws in all material respect, including without limitation the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by Parent pursuant to the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and to preserve intact the business organization of Parent.

(b) Without limiting the generality of the foregoing clause (a), during the period from the date of this Agreement to the Effective Time, neither Parent or Merger Sub will (except (1) as specifically contemplated by this Agreement and (2) that Parent may commence the Private Placement, Exchange Offer and Tender Offer), without the prior written consent of the Company (such consent not to be unreasonably withheld):

(i) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell Common Stock (including upon exercise of any outstanding option, warrant or similar right to acquire such Common Stock), any shares of capital stock or other securities or equity interests, including any securities convertible into or exchangeable for Common Stock or equity interest of any class and any other equity-based awards or alter in any way its outstanding securities or make any changes in outstanding shares of capital stock or its capitalization, whether by means of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise or agree to register under the Securities Act any capital stock of Parent or Merger Sub, except as contemplated in the Prospectus;

(ii)  declare, pay or set aside any dividend;

(iii) incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any Person or subject any of its assets, properties or rights, or any part thereof to any mortgage, pledge, security interest, encumbrance, claim, charge, lien (statutory or other), or other limitation or restriction, except as contemplated in the Prospectus;

(iv) make any change in any Parent Organizational Documents or Merger Sub Organizational Documents (other than as contemplated by the Proxy);

(v) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or other ownership interests of Parent or Merger Sub;

(vi) acquire, lease or sublease any material tangible assets, raw material or properties (including real property);

(vii) enter into any Benefit Plan or any employment, severance, or change of control agreement;

(viiii) contractually commit to make capital expenditures for any period following the Effective Time;

(ix) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or GAAP;

(x) enter into any agreement or contract that would be a Parent Material Contract;

(xi) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xii) establish any subsidiary (other than as contemplated hereby) or enter into any new line of business;

(xiii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent and the Merger Sub in an amount and scope of coverage as are currently in effect;

(xiv) revalue any of its material assets or make any change in accounting methods, principles or practices, except as required by GAAP and approved by the Parent’s outside auditors;

(xv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby, including the Merger), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Parent or Merger Sub) not in excess of $50,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice, unless such amount has been reserved in the Parent financial statements included in the Parent SEC Reports;

(xvi) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(xvii) make capital expenditures in excess of $150,000;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) voluntarily incur any material liability or obligation (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(xx)  sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi) take any action that would reasonably be expected to delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction; or

(xxiii)  authorize or agree to do any of the foregoing actions.

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

5.1 Notification of Certain Matters.

Each of Parent and the Company shall give prompt notice to the other (and, if in writing, furnish copies of) if any of the following occurs after the date of this Agreement: (i) there has been a material failure on the part of the Party providing the notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, (including the Merger); (iii) receipt of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (including the Merger); (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (v) the commencement or threat, in writing, of any Action against any Party or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of the Company or Parent, as applicable, any officer, director, partner, member or manager, in his or her capacity as such, of the Company or Parent, as applicable, or any of their affiliates with respect to the consummation of the Merger.  No such notice to any Party shall constitute an acknowledgement or admission by the Party providing notice regarding whether or not any of the conditions to Closing or to the consummation of the Merger have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall use reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement and the Proxy Statement (including the receipt of all Requisite Regulatory Approvals), and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, to the extent required by the Florida Office of Insurance Regulation, each Party hereto agrees to make required filing or application required by the Florida Office of Insurance Regulation with respect to the transactions contemplated hereby, which shall include filing a Form A, as promptly as practicable (but no later than 30 days after the date of this Agreement) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the Florida Office of Insurance Regulation.

(b) In furtherance and not in limitation of the covenants of the Parties contained in Section 5.2(a), (i) as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall cooperate in all respects with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to prepare and file with the relevant insurance regulators requests for approval of the transactions contemplated by this Agreement (including the Merger) and shall use all reasonable efforts to have such insurance regulators approve the transactions contemplated by this Agreement, and (ii) each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall give prompt written notice if such Party receives any notice from any insurance regulator in connection with the transactions contemplated by this Agreement, and, in the case of any such written notice, shall promptly furnish the other Party with a copy thereof.  If an insurance regulator requires that a hearing be held in connection with its approval of the transactions contemplated hereby, each Party shall use its reasonable best efforts to arrange for such hearing to be held promptly.  At Parent’s request, the Company shall obtain from applicable regulatory authorities written assurances in form reasonably satisfactory to Parent with respect to the applicability to the Company and/or any of the Company Subsidiaries of orders, decrees or pronouncements of such regulatory authorities.

(c) In furtherance and not in limitation of the covenants of the Parties contained in Section 5.2(a) and Section 5.2(b), if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby (including the Merger).

(d) In the event any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) Prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain any Consents of third parties with respect to any contracts to which the Company or any Company Subsidiary is a party as may be necessary or appropriate for the consummation of the transactions contemplated hereby or required by the terms of any contract as a result of the execution, performance or consummation of the transactions contemplated hereby (including the Merger).

(f) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective affiliates to take any action or commit to take any action, or consent or agree to any condition, restriction or undertaking requested or imposed by any Governmental Authority, whether in connection with obtaining any Requisite Regulatory Approval or otherwise, if, in the good faith determination of Parent, such action, condition, restriction or undertaking, individually or in the aggregate, with all other such actions, conditions, restrictions or undertakings, would materially adversely affect the benefits, taken as a whole, that Parent reasonably expects to derive from the transactions contemplated by this Agreement (a “Burdensome Condition”); including, without limitation, that any requirement that Parent, the Surviving Company or any of its or their subsidiaries (i) provide or commit to provide additional capital to the Company or any Company Subsidiary or (ii) provide any surplus maintenance, guarantee, keep-well or similar agreements or commitments that are more burdensome than currently required of the Company by such Governmental Authority shall each be deemed to be a Burdensome Condition.

(g) Notwithstanding anything herein to the contrary, neither Parent nor the Company shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the Merger and consummation of the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in, (i) either individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect or (ii) Parent, Merger Sub, the Company or Company Subsidiaries having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or business be held separate).

5.3 Indemnification.

(a) Indemnification by the Company. From the date of this Agreement through the Closing Date, the Company shall indemnify and hold harmless each of Parent, Merger Sub, their affiliates and each of their respective successors and assigns, and their respective officers, directors, employees and agents (each, a “Parent Indemnified Party”) from and against any liabilities, claims (including claims by third parties), demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys’, consultants’ and other professional fees and disbursements of every kind, nature and description) (collectively, “Damages”) that such Parent Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to (i) any breach by the Company or any Company Subsidiary of any of their representations, warranties, covenants or agreements contained in this Agreement, and/ or (ii) any fraud committed by or the willful breach of this Agreement by the Company or any Company Subsidiary.

(b)  Indemnification by Parent and Merger Sub. From the date of this Agreement through the Closing Date, Parent and Merger Sub shall jointly and severally indemnify and hold harmless the Company, its successors and assigns, and their respective managers, officers, directors, employees and agents (each, a “Company Indemnified Party”) from and against any Damages that such Company Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to (i) any breach by either Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement, and/ or (ii) any fraud committed by or the willful breach of this Agreement by Parent or Merger Sub.

(c) Indemnification Procedures. A Person seeking indemnification under this Section 5.3 (the “Indemnitee”) must give timely written notice to the Person from whom indemnification is sought (the “Indemnitor”) as soon as practical after the Indemnitee becomes aware of any condition or event that gives rise to Damages for which indemnification is sought under this Section 5.3. The failure of the Indemnitee to give timely notice shall not affect the Indemnitee’s rights to indemnification hereunder except to the extent that the Indemnitor demonstrates that it was materially prejudiced by such failure. In the event a claim or demand is made by a party against an Indemnitee, the Indemnitee shall promptly notify the Indemnitor of such claim or demand, specifying the nature and the amount (the “Claim Notice”). The Indemnitor shall notify the Indemnitee within fifteen (15) days after receipt of the Claim Notice whether the Indemnitor will undertake, conduct, and control, through counsel of its own choosing (subject to the consent of Indemnitee, such consent not to be unreasonably withheld or delayed) and at its expense, the settlement or defense thereof, and Indemnitee shall cooperate with Indemnitor in connection therewith, provided that if Indemnitor undertakes such defense: (i) Indemnitor shall not thereby permit to exist any Encumbrance or other adverse charge upon any asset of Indemnitee or settle such action without first obtaining the consent of Indemnitee, except for settlements solely covering monetary matters for which Indemnitor has acknowledged responsibility for payment; (ii) Indemnitor shall permit Indemnitee (at Indemnitee’s sole cost and expense) to participate in such settlement or defense through counsel chosen by Indemnitee; and (iii) Indemnitor shall agree promptly to reimburse Indemnitee for the full amount of any loss resulting from such claim and all related expenses incurred by Indemnitee, except for those costs expressly assumed by the Indemnitee hereunder. The Indemnitee agrees to preserve and provide access to all evidence that may be useful in defending against such claim and to provide reasonable cooperation in the defense thereof or in the prosecution of any action against a third party in connection therewith. The Indemnitor’s defense of any claim or demand shall not constitute an admission or concession of liability therefor or otherwise operate in derogation of any rights Indemnitor may have against Indemnitee or any third party. So long as Indemnitor is reasonably contesting any such claim in good faith, Indemnitee shall not pay or settle any such claim. If Indemnitor does not notify Indemnitee within fifteen (15) days after receipt of Indemnitee’s Claim Notice that it elects to undertake the defense thereof, Indemnitee shall have the right to contest, settle or compromise the claim in the exercise of its exclusive discretion at the expense of the Indemnitor (provided that the Indemnitor shall not be required to pay Indemnitee's expenses for the defense, settlement or compromise of claims which are not covered by Indemnitor’s obligations this Section 5.3).

(d) Limitations on Indemnification. The Parties’ rights to indemnification hereunder are subject to the following limitations:

(i) The maximum aggregate amount of Damages that may be recovered from the Company on the one hand or the Parent and Merger Sub on the other hand pursuant to this Section 5.3 shall not exceed $1,000,000.

(ii) Any claim for indemnification hereunder may not be pursued and is hereby irrevocably waived upon and after the Closing Date.

(iii) The Company and its Members may only seek indemnification hereunder against Parent and Merger Sub and Parent and Merger Sub may only seek indemnification hereunder against the Company. The Parties hereby irrevocably waive in perpetuity any and all claims for indemnification hereunder against the officers, directors and affiliated entities of the other Party hereto, as well as any and all claims for indemnification hereunder against the Trust Fund and all other entities controlled by Parent, Company or their officers and directors.

(e) Exclusive Remedy. The rights of the Parties for indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 5.3, and, except as specifically set forth in Section 9.10, such indemnification rights shall be the exclusive remedies of the Parties with respect to any matter arising under or in connection with this Agreement. To the maximum extent permitted by applicable Law, the Parties hereby waive all other rights and remedies with respect to any matter arising under or in connection with this Agreement, whether under any applicable Law, at common law or otherwise. Neither Company nor any of its affiliates, successors or permitted assigns, make any representation, warranty or covenant to Parent or Merger Sub or any of their affiliates, successors or permitted assigns, except as set forth in this Agreement. Consequently, neither Parent nor Merger Sub nor any of their affiliates, successors or permitted assigns may bring or otherwise maintain any claim, action or remedy against the Company or any of its affiliates, successors or permitted assigns, and no recourse shall be brought against any of them, by virtue of any claim or allegation of any representation, warranty or covenant not set forth in this Agreement.

5.4 Public Announcements.

Parent and the Company agree that no public release or announcement concerning this Agreement or the Merger shall be issued by either Party or any of their affiliates without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that either Parent or the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by Parent or the Company in compliance with this Agreement.

5.5 Company Producers.

As promptly as practical following the date of this Agreement, and in any event within ten (10) Business Days, and in compliance with applicable Law, Parent and the Company shall develop a joint plan for the communication by the Company regarding the transactions contemplated by this Agreement (including the Merger) with the Company Producers.  Each Party must get the written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) prior to initiating any communication with any Company Producers regarding the transactions contemplated by this Agreement (including the Merger).

5.6 Registration Statement and Tender Offer.

(a) The Parties acknowledge the filing with the SEC of a registration statement/proxy statement on Form S-4 (or other appropriate form) for the purpose of registering the Stock Consideration, Warrant Consideration and Additional Share and Warrant Consideration (and any shares issuable upon exercise of the warrants comprising the Warrant Consideration and Additional Share and Warrant Consideration) in the Merger (the “Registration Statement”), which includes proxy materials for the purpose of, among other things, soliciting proxies from current holders of Parent Common Stock to approve and adopt this Agreement and the transactions contemplated hereby (the “Proxy Statement”). The Parties further acknowledge the requirement to make filings pursuant to Schedule TO with respect to the Tender Offer. Parent, with the assistance of the Company, shall promptly file the fourth amendment to the Registration Statement or any subsequent amendment thereto and respond to any SEC comments and shall use reasonable best efforts to cause such Proxy Statement/Registration Statement to be declared effective by the SEC as soon after filing as practicable. Parent, with the assistance of the Company, shall promptly file all documents required to be filed under Schedule TO. Parent shall bear all expenses of the Registration Statement and the filings of information pursuant to Schedule TO, including fees and expenses, if any, of a counsel or other advisors. In connection with the Registration Statement, each Member will furnish to Parent in writing such information with respect to the name and address of such Member and such other information as may be reasonably required for use in connection with the Registration Statement.

(b) Parent shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has been declared effective by the SEC or any supplement or amendment to the Registration Statement or Proxy Statement has been filed, or any request by the SEC for amendment of the Registration Statement or Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Registration Statement or Proxy Statement shall be filed without the approval of the Company, which approval shall not be unreasonably withheld. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Parent.

5.7 Reservation of Stock and Warrant Consideration. Parent hereby agrees there shall be, or Parent shall cause to be, reserved for issuance and/ or delivery such number of shares of Common Stock as shall be required for issuance and delivery of the Stock Consideration and Warrant Consideration. The Company covenants that it will authorize or cause to be authorized such number of shares of Common Stock as shall from time to time sufficient to issue the Stock Consideration and the Warrant Consideration.

5.8 Special Meetings; Proxy.

As promptly as practicable following the execution of this Agreement, Parent, acting through its board of directors, shall, in accordance with applicable Law:

(a) duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) for the purposes of considering and taking action upon the approval and adoption of this Agreement and the Merger, including adjourning such meeting for up to thirty (30) Business Days to obtain such approval.  Parent shall (i) use reasonable best efforts to solicit the approval of this Agreement by the stockholders of Parent and (ii) include in the Proxy Statement (x) the board of directors’ declaration of the advisability of this Agreement and its recommendation to the stockholders of Parent that they adopt this Agreement and approve the Merger and (y) all other requests or approvals necessary to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, Parent may adjourn or postpones the Special Meeting as and to the extent required by applicable Law. Parent shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement, of which the Proxy Statement is a part, is declared effective by the SEC. The Company shall cooperate and assist Parent and its counsel in preparing the Proxy Statement and acknowledges that a substantial portion of the Proxy Statement shall include disclosure regarding the Company, any Company Subsidiary and their respective management, operations and financial condition. The Company shall make its, and cause each Company Subsidiary to make its, managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of the Proxy Statement and responding in a timely manner to comments from the SEC. Prior to the filing of the Proxy Statement with the SEC and each amendment thereto, the Company shall confirm in writing to Parent and its counsel that it has reviewed the Proxy Statement (and each amendment thereto) and approved any information provided by the Company and its Members. If, prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company or any Company Subsidiary for inclusion in the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders.

(b) promptly transmit any amendment or supplement to its stockholders, if at any time prior to the Special Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligations.

The obligations of each Party to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approval. The Required Parent Vote shall have been obtained in accordance with the DGCL and the stockholders of Parent holding thirty percent (30%) or more of the shares of Common Stock sold in Parent’s initial public offering shall not have voted against the Merger and exercised their conversion rights under Parent’s Certificate of Incorporation, as amended, to convert their shares of Common Stock into a cash payment from the Trust Fund.

(b) Antitrust Laws.  The applicable waiting period (and any extension thereof) under any Antitrust Laws, if any, shall have expired or been terminated.

(c) Requisite Regulatory Approvals and Consents.  All authorizations, approvals and permits required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement (the “Requisite Regulatory Approvals”), and all Consents from third parties that are required in connection with the transactions contemplated by this Agreement, shall have been obtained or made, including, without limitation, the consent of Columbus Bank and Trust Company.

(d) No Law.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

(e) Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

(f) Company Member Approval. This Agreement and the transactions contemplated hereby shall have been duly approved by the Required Company Vote.

(g) Private Placement, Exchange Offer and Tender Offer. The Notes shall have been issued for an aggregate purchase price of not less than $17,000,000. The Private Placement, Exchange Offer and Tender Offer shall each have been consummated.

6.2 Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company and any Company Subsidiary set forth in this Agreement that are qualified by materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date, in which case such representation and warranty that is qualified by materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of such earlier date).

(b) Agreements and Covenants.  The Company shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying in such capacity as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(e).

(d) Secretary’s Certificate. The Company shall have delivered to Parent a true copy of the resolutions of the Board of the Company authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of the Company or similar officer.

(e) Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(f) Burdensome Condition.  The Requisite Regulatory Approvals shall not have included or contained, or resulted in the imposition of, any Burdensome Condition.

(g) Required Company Vote and Dissenting Membership Interest.  The Required Company Vote shall have been obtained. No more than ten percent (10%) of the outstanding Membership Interest shall constitute Dissenting Membership Interest.

(h) Legal Opinion. Parent shall have received an opinion of the Company’s counsel, Foley & Lardner or Myers & Fuller, P.A., in form and substance reasonably satisfactory to Parent, addressed to Parent and Merger Sub, and dated as of the Closing Date.

(i) Lock Up Agreements. Parent shall have received Executive Lock Up Agreements and Entity Lock Up Agreements from each Parent Executive and Entity Equity Holder set forth in Section 1.8(b).

(j) Conversion. The stockholders of Parent holding thirty percent (30%) or more of the shares of Common Stock sold in Parent’s initial public offering shall not have voted against the Merger and exercised their conversion rights under Parent’s Certificate of Incorporation, as amended, to convert their shares of Common Stock into a cash payment from the Trust Fund.

(k) Board of Directors. The officers and the Board of Directors of Parent and the Surviving Corporation shall be constituted as set forth in Section 1.8 hereof, effective as of the Effective Time.

(l) Waiver of Right of First Refusal.

(i) The Company shall have waived, in writing, its right of first option to purchase all of the Membership Interests being sold pursuant hereto, including, without limitation, its rights pursuant to Section 5.3 of the Member’s Agreement of the Company (the “Member’s Agreement”); and

(ii) All Members, including, without limitation, the holders of Dissenting Membership Interests, shall each have waived, in writing, their respective rights of first option to purchase all of the Membership Interests being sold pursuant hereto, including, without limitation, its rights pursuant to Section 5.4 of the Member’s Agreement of the Company or the relevant provision in the Member’s Agreement shall not be applicable with respect to the Merger or the transactions contemplated in connection therewith and such non-applicability has been agreed to in writing by such percentage of Membership Interests as is necessary to amend such provision of the Member’s Agreement.

(m) Waiver of Chairman Purchase Right. The Chairman of the Company shall have waived its right to purchase Membership Interests pursuant to Section 8.1 of the Member’s Agreement.

6.3 Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  Each of the representations and warranties of the Parent and Merger Sub set forth in this Agreement that are qualified by materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date, in which case such representation and warranty that is qualified by materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of such earlier date).

(b) Agreements and Covenants.  Each of Parent and Merger Sub shall have performed, in all material respects, its obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, including, without limitation, the resignation from the Board of Parent of those persons currently on the Board of Parent who are not named as directors following the Effective Time in the Proxy Statement.

(c) Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of Parent, certifying in such capacity as to the satisfaction of the conditions specified in Sections 6.3(a) and 6.3(b).

(d) Secretary’s Certificate. The Parent shall have delivered to the Company a true copy of the resolutions of the Board of Directors of the Parent authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of the Company or similar officer.

(e) Parent Material Adverse Effect.  No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

(f) Legal Opinion. The Company shall have received an opinion of the Parent’s and Merger Sub’s counsel, Ellenoff Grossman & Schole, LLP, in form and substance reasonably satisfactory to the Company, addressed to the Company, and dated as of the Closing Date.

(g) Board of Directors. The officers and the Board of Directors of Parent and the Surviving Corporation shall be constituted as set forth in Section 1.8 hereof, effective as of the Effective Time.

6.4 Frustration of Conditions.

Neither Parent nor the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION AND ABANDONMENT

7.1 Termination.

This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the matters presented in connection with the Merger by the stockholders of Parent and Members of the Company (the date of any such termination, the “Termination Date”), as follows:

(a) by mutual written consent of each of the Company and Parent, as duly authorized by the Board of Directors of Parent and the Board of the Company;

(b) by written notice by either Parent or the Company if the Closing conditions set forth in Section 6.1 have not been satisfied by the Company or Parent, as the case may be (or waived by Parent or the Company as the case may be) by the date that is the earlier of (A) six months from filing of the Registration Statement or (B) seven months from date of the Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to Parent or the Company due to failure by Parent or Merger Sub, on one hand, or the Company or any Company Subsidiary, on the other hand, to fulfill any obligation under this Agreement;

(c) by written notice by either Parent or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law that is, in each case, then in effect and is final and nonappealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the transactions contemplated by this Agreement (including the Merger); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such Order or Law to have been enacted, issued, promulgated, enforced or entered;

(d) by written notice by Parent, if after following the procedures set forth in Section 4.1(c), Parent and Company are unable to resolve Parent’s objections to the reinsurance contract and lease.

(e) by written notice by Parent, if there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in either case that would result in a failure of a condition set forth in Section 6.2 (a “Terminating Company Breach”);

(f) by written notice by the Company, if there has been a breach by Parent or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or inaccurate, in either case that would result in a failure of a condition set forth in Section 6.3 (a “Terminating Parent Breach”);

(g) by written notice by either Parent or Company, if, at the Special Meeting (including any adjournment or postponement thereof at which this Agreement is voted upon), the Required Parent Vote is not obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(f) shall not be available to Parent where the failure to obtain the Required Parent Vote shall have resulted from Parent’s breach of this Agreement;

(h)  by written notice by either Parent or Company, if the stockholders of Parent holding thirty percent (30%) or more of the shares of Common Stock sold in Parent’s initial public offering shall have voted against the Merger and exercised their conversion rights under Parent’s Certificate of Incorporation, as amended, to convert their shares of Common Stock into a cash payment from the Trust Fund;

(i) by written notice by either Parent or Company if the Required Company Vote is not obtained, provided, that in the event of termination pursuant to this subsection, Company shall be obligated to pay Parent for all costs, expenses and fees incurred in connection with the transactions contemplated hereby, up to a maximum of $500,000 cash within three (3) business days of the date of such written notice from either Parent or Company;

(j) by written notice by either Parent or Company in the event more than five percent (5%) of Membership Interests are Dissenting Membership Interests;

(k) by written notice by Parent if the Closing conditions set forth in Section 6.2 have not been satisfied by the Company (or waived by Parent) by the date that is the earlier of (A) six months from filing of the Registration Statement or (B) seven months from date of the Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(k) shall not be available to Parent if Parent is in material breach of any representation, warranty or covenant contained in this Agreement; or

(l) by written notice by Company if the Closing conditions set forth in Section 6.3 have not been satisfied by Parent (or waived by Company) by the date that is the earlier of (A) six months from filing of the Registration Statement or (B) seven months from date of the Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(l) shall not be available to Company if Company is in material breach of any representation, warranty or covenant contained in this Agreement.

7.2 Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any Party hereto or any of their respective affiliates or the directors, officers, partners, members, managers, employees, agents or other representatives of any of them, and all rights and obligations of each Party hereto shall cease, except (i) as set forth in this Section 7.2 and in Section 7.3 and Article VIII and (ii) subject to Section 5.3, nothing herein shall relieve any Party from liability for any fraud or willful breach of this Agreement prior to termination.  Without limiting the foregoing, Section 4.2(b), Section 5.3, this Section 7.2, Section 7.3 and Article VIII shall survive the termination of this Agreement.

7.3 Fees and Expenses.

(a) Except as otherwise set forth in this Agreement, including this Section 7.3, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger or any other related transaction is consummated.  As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party hereto and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Proxy Statement and Registration Statement, the solicitation of the Required Parent Vote and all other matters related to the consummation of the Merger. Each Party shall, upon the request of the other Party, disclose the costs that such Party has incurred or anticipates to incur with respect to the Merger and the transactions contemplated herein.

(b) Notwithstanding the foregoing Section 7.3(a), Parent will reimburse the Company, up to and not to exceed $25,000, for audit expenses relating to the audit of 2007 Company Financials that exceed the amount of expense the Company incurred for its 2006 audit by Thomas Howell Ferguson.

7.4 Amendment.

This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors and managers at any time prior to the Effective Time.  This Agreement may only be amended pursuant to a written agreement signed by each of the Parties hereto.

7.5 Waiver.

At any time prior to the Effective Time, subject to applicable Law, any Party hereto may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other Party with any agreement or condition contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE VIII

TRUST FUND WAIVER

8.1 Trust Fund Waiver. Reference is made to the final prospectus of Parent, dated October 4, 2007 (the “Prospectus”). The Company understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, Parent may disburse monies from the Trust Fund only: (a) to its public stockholders in the event of the redemption of their shares or the dissolution and liquidation of Parent, (b) to Parent and the underwriters listed in the Prospectus (with respect to such underwriters’ deferred underwriting compensation only) after Parent consummates a business combination (as described in the Prospectus) or (c) as consideration to the sellers of a target business with which Parent completes a business combination. The Company agrees that the Company does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund or any asset contained therein, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company, on the one hand, and Parent, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. The Company hereby irrevocably waives any and all claims it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the Trust Fund for any reason whatsoever in respect thereof. In the event that the Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of Parent, whether in the form of money damages or injunctive relief, Parent shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

ARTICLE IX

MISCELLANEOUS

9.1 Survival.

The respective representations and warranties of the Company and Parent contained herein or in any certificates or other documents delivered prior to or at the Closing shall terminate at the Effective Time. Any indemnity claim arising under Section 5.3 hereof shall expire and be waived in perpetuity as of the Effective Time. None of the covenants set forth in Article IV and Section 5.2 shall survive the Effective Time. The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

9.2 Notices.

All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next Business Day when sent by reliable overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)           if to the Company, to:

United Insurance Holdings LC
700 Central Avenue
Suite 302
St. Petersburg, Florida 33701
Attention: Gregory C. Branch, Chairman
Facsimile: ___________

with a copy to (but which shall not constitute notice to the Company):

Foley & Lardner
100 N. Tampa Street
Suite 2700
Tampa, FL  33602
Carolyn T. Long
Facsimile: (813) 221-4210

(ii)           if to Parent or Merger Sub, to:

FMG Acquisition Corp.
Four Forest Park
Second Floor
Farmington, Connecticut 06032

Attention: Gordon G. Pratt, Chairman
Facsimile: (860) 674-1163

with a copy to (but which shall not constitute notice to Parent or Merger Sub):

Ellenoff Grossman & Schole, LLP
150 East 42nd Street
New York, New York 10017
Attention:  Douglas Ellenoff, Esq.
Facsimile: (212) 370-7889

9.3 Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void, except that Parent and Merger Sub may assign any or all of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.4 Governing Law; Jurisdiction.

This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York.  The Parties hereto hereby (A) submit to the exclusive jurisdiction of any Delaware state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (B) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of Parent, Merger Sub and the Company irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such Party.  Nothing in this Section 9.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5 Waiver of Jury Trial.

Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.  Each of the Parties hereto (A) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (B) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.5.

9.6 Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.7 Interpretation.

The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.  As used in this Agreement, (i) the term “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity, (ii) unless otherwise specified herein, the term “affiliate,” with respect to any Person, shall mean and include any Person, directly or indirectly, through one or more intermediaries controlling, controlled by or under common control with such Person, (iii) the term “subsidiary” of any specified Person shall mean any corporation a majority of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity a majority of the total equity interests of which, is directly or indirectly (either alone or through or together with any other subsidiary) owned by such specified Person, (iv) the term “knowledge,” when used with respect to the Company, shall mean the actual knowledge after due inquiry of Don Cronin, Nick Griffin, Eugene Hearn, Gregory C. Branch, Alec L. Pointevint, II and Melville Atwood Russell, II, and, when used with respect to Parent, shall mean the knowledge of the executive officers of Parent after due inquiry, and (v) the term “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.8  Entire Agreement.

This Agreement and the documents or instruments referred to herein, including any exhibits attached hereto and the Company Disclosure Schedule referred to herein, which exhibits and Company Disclosure Schedule are incorporated herein by reference and the Confidentiality Agreement embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein.  This Agreement and such other agreements supersede all prior agreements and understandings among the Parties with respect to such subject matter, including, without limitation, the Prior Agreement.

9.9 Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

9.10 Specific Performance.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company or the Parent or the Merger Sub in accordance with their specific terms or were otherwise breached.  Accordingly, the Parties further agree that prior to the termination of this Agreement pursuant to Article VI, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.11 Third Parties.

Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a party other than Sections 1.4 and 5.3 hereof (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).  Without limiting the foregoing, Section 1.4 hereof is intended to be for the benefit of the Members and may be brought by any Members or their representatives.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement and Plan of Merger to be signed and delivered by their respective duly authorized officers as of the date first above written.

UNITED INSURANCE HOLDINGS LC
By:
Name:
Title:

FMG ACQUISITION CORP.
By:
Name:
Title:

UNITED SUBSIDIARY CORP.
By:
Name:
Title:

SOLELY WITH RESPECT TO
SECTIONS 1.3(a)(ix):
FMG INVESTORS, LLC
By:
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FMG ACQUISITION CORP.

FMG Acquisition Corp., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.   The name of the Corporation is FMG Acquisition Corp. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 22, 2007 under the name of FMG Acquisition Corp. The date of filing of its Amended and Restated Certificate of Incorporation with the Secretary of State was October 4, 2007 under the name of FMG Acquisition Corp.

2.   This Second Amended and Restated Certificate of Incorporation of FMG Acquisition Corp., in the form attached hereto as Exhibit A , has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law by the directors and stockholders of the Corporation.

3.   This Second Amended and Restated Certificate of Incorporation restates, integrates and amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.   This Second Amended and Restated Certificate of Incorporation shall be effective on the date of filing with the Secretary of State of the State of Delaware.

5.   The text of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as set forth on Exhibit A attached hereto and incorporated herein by reference.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed on its behalf by an authorized officer on this ___ day of _______, 2008.

FMG ACQUISITION CORP.

By:
Name: Donald J. Cronin
Title: Chief Executive Officer

EXHIBIT A

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FMG ACQUISITION CORP.

FIRST:   The name of the corporation is United Insurance Holdings Corp. (the “Corporation”).

SECOND:   The address of the Corporation’s registered office in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent. The name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH:   The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 51,000,000, of which 50,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A.   Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.   Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH:   The Corporation's existence shall be perpetual.

SIXTH:   The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

SEVENTH:   The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.   Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B.   The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation.

C.   The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D.   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

EIGHTH:   A.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.   The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

NINTH:   Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH:   The Corporation hereby elects not to be governed by Section 203 of the DGCL.

ANNEX C

March 20, 2008

Board of Directors
FMG Acquisition Corp.
Four Forest Park
Second Floor
Farmington, CT 06032

Dear Members of the Board of Directors :

We understand that FMG Acquisition Corp. (“Parent” or “You”) will enter into an Agreement and Plan of Merger , on or about April 2, 2008, with United Insurance Holdings LC, a Florida limited liability company (the “Company”) and United Acquisition Corp., a Florida corporation and wholly - owned subsidiary of Parent (“Merger Sub”) (the “Agreement”).

Pursuant to the Agreement, Parent, the Company, and Merger Sub intend to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger, as a result of which the entire issued and outstanding membership interest of the Company (the “Membership Interest”) will automatically be exchanged into the right to receive the Consideration (as defined herein), without interest, upon the terms and subject to the conditions set forth in the Agreement. Upon consummation of the Merger, the separate existence of Merger Sub shall thereupon cease and the Company, as the surviving entity in the Merger (the “Surviving Company”) , shall continue its limited liability company existence as a wholly-owned subsidiary of Parent.

All of the Membership Interest (other than Dissenting Membership Interest (as defined in the Agreement) ) shall automatically be converted into the right to receive an aggregate of: (i) Twenty Five Million Dollars ($25,000,000) in cash (the “Cash Consideration”) payable, without interest, to the holders of Membership Interest of the Company (individually, a “Member” and collectively, the “Members”); plus, Eight Million Seven Hundred Fifty Thousand (8,750,000) shares of Parent common stock, par value $0.0001 per share (the “Common Stock”), issuable to the Members in accordance with the allocation set forth in Exhibit A to the Agreement (the “Stock Consideration”) (the Cash Consideration and Stock Consideration, collectively, the “Initial Consideration”); plus, up to Five Million Dollars ($5,000,000) in cash (the “Additional Consideration”) payable, without interest, to the Members as more fully set forth below . The Initial Consideration and Additional Consideration, are collectively , hereinafter referred to as the “Consideration”.

With respect to the Additional Consideration, Parent shall pay Members (as defined in the Agreement) Two Dollars ($2.00) in cash for each dollar that the Net Income of the Surviving Company exceeds Twenty Five Million Dollars ($25,000,000) during any of the period of (i) July 1, 2008 through June 30, 2009, and (ii) January 1, 2009 through December 31, 2009. In no event shall the Additional Consideration exceed $5,000,000 in aggregate. “Net Income” shall mean the net income achieved by Surviving Company for the applicable period computed according to United States generally accepted accounting principles applied in a manner consistent with the Company’s past practices (but excluding ( a ) costs and expenses associated with the Agreement and the Merger and ( b ) revenue associated with bonuses paid to the Company under any “take-out” transactions completed before January 1, 2008).

March 20, 2008
Board of Directors
FMG Acquisition Corp.

You have requested our opinion as to whether the Consideration to be paid by Parent pursuant to the Merger is fair, from a financial point of view, to the holders of Common Stock of Parent .

In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

(i)	reviewed a draft of the Agreement, dated March 12, 2008, which we understand will be substantially in conformity with the final executed Agreement;

(ii)
reviewed certain publicly available financial and other information about Parent and the Company , including, among other things, the Company’s annual reports to shareholders for the fiscal years ended December 31, 2004 through December 31, 2007 ;

(iii)
reviewed certain information furnished to us by the Company’s management, including historical financial information and financial forecasts and analyses relating to the business, operations and prospects of the Company, including, among other things, financial forecasts with respect to the fiscal years ended December 31, 2008 through December 31, 2012, which information included ( a ) limited forecast information relating to the Company’s business, having been advised that more detailed financial forecasts for that business were not available, and ( b ) certain adjustments to the Company’s historical financial statements that were prepared by the management of the Company and also agreed to by Parent’s management;

(iv)
met with certain members of the senior management of Parent and the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company; and

(v)	conducted such other studies, analyses and inquiries as we have deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by Parent and the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Parent or the Company , and have not attempted to confirm whether Parent or the Company have good title to their respective assets , nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

March 20, 2008
Board of Directors
FMG Acquisition Corp.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. We also note that the financial forecasts relating to the Company’s business were limited and we have been advised by the Company that more detailed financial forecasts for its business were not available, and that there were certain adjustments to the Company’s historical financial statements that were prepared by the management of the Company and agreed to by Parent’s management. Parent and the Company have informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company, and to the extent that the financial forecasts were considered by us as part of our analysis, we have relied solely upon such financial forecasts as prepared by the management of the Company without independent investigation . We express, therefore, no opinion as to the reliability of the Company’s financial forecasts or the underlying assumptions on which they are made. We have also relied upon and assumed without independent verification that there have been no material changes in the assets, liabilities, financial condition, business or prospects of the Company since the date of the most recent financial statements and forecasts provided to us.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting Parent or the Company, and we have assumed the correctness in all material respects to our analysis of all legal and accounting advice given to Parent and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Agreement to Parent and its stockholders. We have also assumed that , in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger , no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, the Company or the contemplated benefits of the Merger .

We have assumed that the final form of the Agreement will be in all material respects identical to the last draft reviewed by us, without modification of material terms or conditions by Parent or any party thereto. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (iv) the Merger will be consummated in a timely manner in accordance with the terms described in the agreements and document provided to us, without any material amendments or modifications thereto or any adjustment to the Consideration (through offset, reduction, indemnity claims or otherwise) or any other financial term of the Merger. We assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

March 20, 2008
Board of Directors
FMG Acquisition Corp.

We have also (i) reviewed the share trading price history for the Common Stock of Parent for the period ending March 20, 2008, and considered the implied value of the Consideration based upon the closing price of the Common Stock of Parent as of such date; ( ii ) reviewed the valuation multiples for certain publicly traded companies that we deemed relevant and that are in lines of business similar to the Company; ( iii ) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; ( iv ) reviewed and analyzed the projected free cash flows of the Company and prepared a disounted cash flow analysis; and ( v ) conducted such other financial studies, analyses and investigations as we deemed appropriate.

In addition, we were not requested to and did not provide advice concerning the structure of the Merger, the specific amount of the Consideration, or any other aspects of the Merger , or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Parent or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions. Consequently, we have assumed without independent investigation that such terms are the most beneficial terms from Parent’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might result in terms and conditions more favorable to Parent or its stockholders than those contemplated by the Agreement.

It is understood that our opinion is for the use and benefit of the Board of Directors of Parent in its consideration of the Merger , and our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Parent, nor does it address the underlying business decision by Parent to engage in the Merger or the terms of the Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of the Common Stock of Parent should vote on the Merger or any matter related thereto. This opinion should not be construed as creating any fiduciary duty on Piper Jaffray & Co.’s part to any party. In addition, you have not asked us to address, and this opinion does not address, the fairness, financial or otherwise, of: (i) the amount or nature of any compensation to be paid to Parent’s officers, directors, or employees, or any class of such persons, relative to the compensation to be paid to or received by any other person, or (ii) any other consideration to be paid to or received by the holders of any class of securities, creditors or other constituencies of the Merger , other than the holders of shares of the Common Stock of Parent .

We express no opinion as to the price at which shares of Common Stock of Parent will trade at any time. Furthermore, no opinion, counsel, or interpretation is intended in matters that require legal, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel, or interpretations have been or will be obtained from the appropriate professional sources, and we have relied, with your consent, on the assessment by Parent and its advisers, as to all legal, regulatory, accounting, insurance, and tax matters with respect to Parent and the Merger. We have been engaged by Parent in connection with the delivery of this opinion and will receive a fee for our services, which is payable upon our presentation of this opinion. We will also be reimbursed for our incurred expenses in connection with this engagement. Parent has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

March 20, 2008
Board of Directors
FMG Acquisition Corp.

In the ordinary course of our business, we and our affiliates may trade or hold securities of Parent and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Parent, the Company or entities that are affiliated with Parent or the Company, for which we would expect to receive compensation.

Our opinion has been authorized for issuance by the Piper Jaffray & Co. Opinion Committee. Except as otherwise expressly provided in our engagement letter with Parent, our opinion may not be used or referred to by Parent, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Consideration to be paid by Parent pursuant to the Merger is fair, from a financial point of view, to the holders of Common Stock of Parent .

Very truly yours,

/s/ PIPER JAFFRAY & CO.

PIPER JAFFRAY & CO.